DIAGEO

Annual Report 2025

CONTENTS

Our Growth Ambition is to create one of the best performing, most trusted and respected consumer products companies in the world.

↗ Read more about our Growth Ambition on *page 10*.

A broad portfolio of *iconic brands*

OUR PURPOSE

Celebrating life,
every day,
everywhere

OUR STRATEGY

Unleash the power of our *brands* and *portfolio* to lead and shape *consumer trends* executed with *operational excellence*

OUR PERFORMANCE

$20.2bn
fiscal 25 reported net sales

13
billion dollar brands[1]

#1
in international spirits by retail sales value[1]

1.4x
larger than nearest international spirits competitor[1]



OUR GLOBAL FOOTPRINT

~180
countries and territories

200+
brands

29,000+
employees

110+
manufacturing sites

OUR CATEGORIES AND PRICE POINTS

#1 in

- ✓ whisk(e)y
- ✓ tequila
- ✓ vodka
- ✓ gin
- ✓ liqueurs
- ✓ non-alc spirits

by retail sales value[1]

(1) IWSR, 2024 (USD value)

Fiscal 25 reported net sales by price tier



8%	30%	37%	16%	5%	4%
Value	Standard	Premium	Super-premium	Ultra-premium	Luxury

62%   **25%**

CHAIR'S STATEMENT



Sir John Manzoni
Chair

Reflections on my first six months

In February 2025, I was appointed as Chair of the Diageo Board after three and a half years as a Non-Executive Director, succeeding Javier Ferrán. I would first like to extend my sincere thanks to Javier, who led the Board with great dedication and stewardship.

Having been a member of the Board since 2020, I have a deep appreciation for the legacy of the company and its iconic brands, and I am committed to ensuring we do more to unlock the full potential of Diageo.

Over these last six months, I have spent extensive time with our leadership, colleagues, customers and stakeholders in almost every corner of the organisation around the globe. I have listened to their views and insights into Diageo, our industry and the broader consumer environment.

From our breweries in Ireland and our tequila operations in Mexico, to sales teams across Europe and the United States, and of course our historic scotch distilleries – what has stood out consistently is our unrivalled portfolio of brands, our truly global footprint, our fantastic brand-building capabilities and our dedicated workforce.

These distinctive qualities give me confidence in our abilities over the long-term. There is no question that current industry conditions are challenging, but we are taking steps with urgency to ensure Diageo is positioned to win in the short-term, and emerge stronger and more agile when conditions improve.

STATEMENT ON SECTION 172 OF THE COMPANIES ACT 2006

Section 172 of the Companies Act 2006 requires the Directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders in their decision-making. In making decisions, the Directors consider what is most likely to promote the success of the company for its shareholders in the long term, as well as the interests of the group's stakeholders. The Directors understand the importance of taking into account the views of stakeholders and the impact of the company's activities on local communities, the environment, including climate change, and the group's reputation.

↗ **Read more about how stakeholders were taken into account in decision-making on** *pages 86–90.*

Fiscal 25 performance

The macroeconomic and geopolitical environment continues to be challenging for the Total Beverage Alcohol (TBA) industry, as well as broader consumer goods, particularly in the United States and China. Over the past two years, consumer wallets and confidence have been under sustained pressure.

Despite this, Diageo delivered organic net sales growth in fiscal 25 of 1.7%, driven by organic volume growth of 0.9% and positive price/mix of 0.8%. Don Julio, Guinness and Crown Royal were the standout performers, seeing good growth in the year. Whilst there is clearly more to do, I am pleased that we are showing organic growth ahead of competition.

In a challenging year we kept the dividend flat, which we feel is prudent. This brings our full year dividend to 103.48 cents per share. This decision has been made with reference to performance trends and short-term macroeconomic and geopolitical pressures, and does not reflect reduced confidence in the long-term strength and growth potential of the business. Going forward, we remain committed to a progressive dividend policy.

This year, we launched and have made good progress on the initial phase of Accelerate, our company-wide programme to strengthen the business.

Accelerate is helping to drive a disciplined focus on cost management and consistent cash delivery, as well as strengthening our operating model, and improving commercial and digital capabilities. It is clear that we must do more to rebuild confidence and grow quality market share.

Whilst this is only the first phase of the programme, these changes are a vital opportunity to make Diageo a more efficient and agile company, delivering both more consistent growth and cash flow, as well as stronger shareholder returns.

Consumer trends and industry fundamentals

Looking more broadly at the industry, there has been considerable discussion on emerging new consumer trends, which our Board and management team continue to monitor. Moderation is a theme we are monitoring particularly closely, as well as many sub-factors, including the impact of GLP-1s (weight-loss drugs), cannabis and Gen Z consumption patterns.

We see moderation as a significant opportunity for Diageo, with the inherent versatility of spirits making moderation more accessible and appealing. Diageo's long-term conviction that consumers want to 'drink better, not more' remains one of the key building blocks of our strategy.

Our position in the non-alcoholic space is already strong. We are now the world's largest non-alcoholic spirits player, more than four times bigger than any of our competitors in this space.[1] This fiscal, we expanded our portfolio with the acquisition of Ritual Beverage Company LLC and rolled out Captain Morgan 0.0 to more markets, complementing our existing non-alcoholic options: Guinness 0.0, Tanqueray 0.0, Gordon's 0.0 and Seedlip.

As well as moderation, other long-standing consumer dynamics remain significant for Diageo, including premiumisation, where we are positioned to win across different categories and occasions. Over the last 10 years, premium and above international spirits grew from 26% of category value to almost 35%. The super-premium plus price-tier has grown in value more than 50% faster than other price tiers in the category.[1]

(1) IWSR, 2024 (by retail sales value)

Whilst macroeconomic uncertainty is impacting both the timing and pace of recovery, we continue to believe in the attractive long-term fundamentals of our industry and in our ability to outperform the market, underpinned by our portfolio of 13 billion-dollar brands.

Changing consumer tastes are not new for a business like Diageo and they present us with opportunities to leverage our scale in our leading positions, across more categories than anyone else.

Board changes for a new chapter

In July, we announced that Debra Crew had stepped down as Diageo Chief Executive and as a Board Director. On behalf of Diageo and the Board, I would like to thank Debra for her many contributions to Diageo, including steering the company through the challenging aftermath of the global pandemic and the ensuing volatility.

The Board is engaged in a comprehensive search process for Debra's successor, which includes consideration of internal and external candidates, to secure the best individual to lead Diageo and to take the company forward. Nik Jhangiani, Chief Financial Officer, has been appointed Interim Chief Executive until a permanent appointment is made. We are pleased that our former Chief Financial Officer, Deirdre Mahlan, has agreed to rejoin Diageo as Interim Chief Financial Officer.

Nik joined us as Chief Financial Officer in September 2024, bringing with him more than 30 years of finance experience gained in roles in the United Kingdom, Europe, India, Africa and the United States. This includes 20 years as a Chief Financial Officer, spending most of his career in consumer and beverage industries, including within the Coca-Cola system.

In addition, we were delighted to welcome Julie Brown in August 2024 as a Non-Executive Director and Chair of the Audit Committee, succeeding Alan Stewart. Julie currently serves as Chief Financial Officer of GSK plc and was previously Chief Operating and Financial Officer and Executive Director at Burberry Group plc. She has decades of experience in financial, commercial and strategic roles in complex multi-national organisations within highly regulated and consumer industries.

These additions to our Board and leadership team bring invaluable breadth and depth of experience. Looking ahead, we will continue to keep the composition of the Board under regular review and will add skills and expertise as necessary and where it enhances our overall capabilities.

Spirit of Progress

Hand-in-hand with our ambition for Diageo to be one of the best-performing consumer products companies is our ambition to remain highly trusted and respected across everything we do.

This is why we remain strongly committed to our 'Spirit of Progress' ESG action plan. Over the past 12 months, the Board has been particularly focused on the aspects where we believe we can have the most substantial impact – positive drinking and water stewardship.

I am proud that Diageo has promoted responsible drinking since its formation in 1997. We continue that commitment today by investing in education programmes to discourage the harmful use of alcohol and encouraging moderate drinking.

This includes DRINKiQ, established in 2008, to provide people with world class information so they can make informed choices around alcohol consumption, which is now communicated on our brand packaging.

We also ensure our marketeers put their creative talents towards moderation advertising. For example, during this fiscal we launched our bold new 'Take a Minute. Make a Plan. Never Drive Impaired' campaign in the United States, in partnership with Mothers Against Drunk Driving, the National Football League and Uber, to tackle impaired driving. This campaign reached millions of consumers.

Our focus on water-stressed areas has continued to deliver strong water-use efficiency performance with a 2.6% improvement in the water efficiency index versus last year and a 20.6% improvement since our 2020 baseline. We continued to replenish water in our priority water basins, this year delivering over 3 million cubic metres of additional capacity, collaborating with key partners to support the communities in which we operate.

After careful review of our carbon reduction goals, we proposed new science-based targets, reflecting both the opportunities and challenges associated with reducing emissions, which were approved by the Science Based Targets initiative (SBTi). These include new interim targets for direct and value chain emissions and longer-term net zero targets. We remain committed to a science-based approach and delivering against stretching ambitions.

Looking ahead to fiscal 26 and beyond

In the immediate term, my focus, and that of the Board, is to appoint the right Chief Executive, and support our leadership team to get Diageo back to delivering consistent growth, maximising the opportunities to strengthen the business and deliver stronger shareholder returns.

We will continue to prioritise a culture with our customers and consumers at the core, encouraging accountability, agility and adaptability.

Finally, I want to thank our employees around the world. Their energy, ideas, work ethic, passion for our brands, and commitment to our business in what has been a particularly difficult operating environment is deeply appreciated. I was delighted to hear that our employee engagement levels have remained high this year, with 90% of our employees stating they are proud to work for Diageo.

The Board and I are committed to working closely with the Executive Committee to ensure the decisions we make today position Diageo to thrive and deliver for shareholders. More resilient, more responsive, and more relevant to consumers than ever before.

[signature]

Sir John Manzoni
Chair

CHIEF EXECUTIVE'S STATEMENT

Nik Jhangiani
Interim Chief Executive

Introduction

Having been appointed Interim Chief Executive in July 2025, I am pleased to be sharing Diageo's Annual Report for the 2025 fiscal year with our shareholders and wider stakeholders. I would like to thank Debra Crew for her significant contribution to Diageo. I know I speak for everyone at the company in thanking her for her work over the last six years and wishing her the very best for the future.

I joined Diageo as Chief Financial Officer in September 2024. Since then, I have fully immersed myself into the company and have seen first-hand that this is a business full of passionate people who want to win.

The purpose Diageo was founded with in 1997 remains the same today: to help consumers around the world to celebrate life, every day, everywhere. With a broad portfolio of iconic brands in many of the largest categories in Total Beverage Alcohol (TBA), 13 billion-dollar brands, several of which are leading in their respective categories, and sales in nearly 180 countries, we are fortunate to have a number of competitive advantages. However, we must do more to continue to lead the way in premium drinks and drive growth in an evolving TBA landscape, and deliver stronger shareholder returns.

I look forward to working in my new capacity alongside the Board of Directors, the Executive Committee and our broader workforce in doing this.

Delivering on guidance despite a challenging market

Our industry backdrop has remained highly challenging in fiscal 25 – arguably tougher than in many previous cycles.

We have continued to undertake considerable contingency planning in recent months in relation to tariffs, and have taken action to help mitigate their potential impact including inventory management, supply chain optimisation and re-allocation of investments. Looking ahead, we will continue to work on mitigating measures, and our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully.

We continue to believe in the attractive long-term fundamentals of our industry and in our ability to continue to outperform the market as the TBA landscape evolves. This is consistent with the consumer data that we have collated and continue to track across our markets, including early findings from our recent proprietary survey of 21 markets. We will continue to track the evolving landscape closely to understand nuances and changes.

In fiscal 25, organic net sales grew 1.7%, including the impact of the Cîroc transaction. Excluding this impact, Diageo's organic net sales growth was 1.5% and organic operating profit declined by 1.0%, consistent with our guidance.

Organic operating profit declined by 0.7% including the impact of the Cîroc transaction, mainly due to continued investment in overheads and partly offset by slight gross margin expansion. Net cash flow from operating activities increased by $0.2 billion to $4.3 billion. Free cash flow increased by $0.1 billion to $2.7 billion.

Despite the tough consumer landscape, many of our markets and brands have delivered positive performance this year.

Tequila organic net sales were up 18% in the fiscal, with share gains across our business. Diageo is the #1 tequila player globally and our portfolio gained share in 94% of reported net sales in measured markets, with strong performance particularly from Don Julio Reposado. Building on this, Don Julio was activated at scale with Día de los Muertos across 24 countries. Don Julio 1942 also saw its first ever global product collaboration with DJ Peggy Gou.

Diageo remains the global leader in international whisk(e)y,[1] with nearly 25% value share.[2] In fiscal 25, our Canadian whisky Crown Royal grew by 3%. Johnnie Walker, while gaining share of international whisk(e)y and scotch and recruiting consumers including through the launch of Johnnie Walker Black Ruby, saw an organic net sales decline, largely driven by the United States, Asia Pacific Travel Retail and Greater China. When the consumer wallet is under pressure, scotch is typically one of the most adversely impacted categories. In fiscal 26, we are focused on accelerating Johnnie Walker recruitment through both premiumisation and scaling innovation.

Guinness has continued its remarkable growth journey, with over 3.8 million new LPA+ drinkers since 2019. It became the number one beer in football occasions in Great Britain[3] thanks to our English Premier League partnership. It has expanded to 88 markets, and continues to make strides in the United States, which we believe is a major long-term opportunity. Guinness has also recruited a significant number of new consumers in new occasions. For instance, in Ireland, Guinness is now more popular in the summer than at Christmas; and Guinness 0.0 is playing a key role in addressing moderation, becoming Great Britain's number one non-alcoholic beer.[4]

We have made a number of selective disposals consistent with our long-term strategy of deleveraging and improving balance sheet flexibility. This includes the sale of non-core brands Pampero, Safari and Cacique, as well as a shift to an asset-light model in many parts of Africa, with the disposal of shareholdings in Guinness Nigeria, Guinness Ghana and Seychelles Breweries. We also made the strategic decision to move forward with a reduced number of investments within Distill Ventures and to no longer bring in any new brands through the programme. Going forward, we remain committed to actively pursuing disposals of appropriate, non-core assets.

We have made progress this fiscal, but there is clearly more work to do. I am focused on driving accelerated growth, sharpening our strategy and improving the performance of our broader portfolio and brands.

Addressing the moderation opportunity

Our strategy has long been centred on consumers drinking better, not more, and moderation is one of the most significant long-term trends we track. I am proud that Diageo has advocated for responsible drinking since our formation, funding and championing consumer education through our brands as well as specific programmes that target underage drinking and drink-driving.

(1) Includes Scotch, Irish, US, Canadian and Japanese whiskeys
(2) IWSR, 2024 (by retail sales value)
(3) Alcovision data to March 2025
(4) IWSR, 2024 (by retail sales value)

In fiscal 25, we have seen increased attention on the moderation agenda. We view moderation as one of our greatest opportunities. The inherent versatility of spirits makes moderation more accessible and appealing, and we are leaders in the fast-growing non-alcoholic spirits category.

In addition, this segment not only clearly supports moderation but enables us to recruit consumers from beyond spirits. To extend our leadership, in fiscal 25, we acquired Ritual Beverage Company LLC, the #1 non-alcoholic spirits brand in the United States.

Our broader non-alcoholic portfolio also delivered strong performance in fiscal 25, growing c.40%, with particularly strong momentum in Guinness 0.0 which delivered double-digit net sales growth, with standout performance in Great Britain, Ireland and the United States.

Accelerate: Strengthening Diageo for the future

This year marked the launch of Accelerate, our company-wide initiative to build a stronger, more efficient and agile business, setting out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency.

The first phase of the Accelerate programme is progressing well. Underpinning delivery of our guidance are the following targets:

1. **Consistent cash delivery:** Guidance remains to sustainably deliver c.$3 billion free cash flow per annum from fiscal 26, increasing as business performance improves. A renewed focus on cash has been implemented across the organisation, including delivering a positive operating leverage and reduced capex from fiscal 26.
2. **Cost savings**: We now expect to deliver c.$625 million cost savings over the next three years. This includes savings from A&P efficiencies, overheads, supply chain efficiencies and trade investment.
3 **Commitment to deleveraging:** We continue to expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28. This will be delivered through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

As part of Accelerate, we are also evolving our operating model to give us a competitive advantage. For example, in Europe, we have undertaken work to unlock the region's full potential. This includes targeted investments and the creation of more standalone markets, such as Iberia and Italy, to bring us closer to customers and consumers, while driving better performance.

Leadership: Executive Committee changes this fiscal

In March 2025, Praveen Someshwar joined Diageo as Managing Director of Diageo India and CEO of USL, taking over from Hina Nagarajan. Prior to this, Praveen was MD and CEO of HT Media, one of India's largest and best-known media groups.

After four years as Diageo India Managing Director and CEO of USL, in March 2025, Hina Nagarajan took on the role of President of our Africa business. Prior to her successful period leading Diageo India, Hina's first role in Diageo from 2018 onwards was Managing Director of Africa Emerging Markets.

Dayalan Nayager, previously President of Diageo Africa since July 2022, became President of Diageo Europe, taking over from John Kennedy, retaining his role of Chief Commercial Officer. Over the last 12 years, Dayalan has led several Diageo businesses in Europe, including Great Britain, Ireland and France. I want to thank John for leading the Europe business on an interim basis since January 2024 and completing his 30-year tenure at Diageo in 2023.

Randall Ingber re-joined Diageo in June 2025, succeeding Tom Shropshire as General Counsel, and taking over as Company Secretary from the start of fiscal 26. Randall had a successful 19-year career within our Legal function before serving as General Counsel and Company Secretary at Lion Group, a leading Australasian beverage alcohol business and one of the largest craft brewers in the United States.

I would like to thank Tom for his significant impact during his time with Diageo. Since 2021, he has been instrumental to shaping our agenda, advising our Board and Executive Committee on a range of topics.

Lastly, we are looking forward to Deirdre Mahlan rejoining Diageo as our interim Chief Financial Officer later in August. Deirdre's deep spirits industry experience and financial expertise includes a 27-year career with Diageo and predecessor companies, culminating in five years as CFO and five more leading our North American business.

I am looking forward to working with the Executive Committee and the Board as we work to deliver our commitments to shareholders for fiscal 26.

Looking ahead

We look ahead to fiscal 26 with a strong sense of purpose and resolve. Alongside the Board and the Executive Committee, I am committed to driving sustainable net sales growth, leveraging the strength of our portfolio and brand-building capabilities whilst strengthening Diageo's commercial execution.

Our Accelerate programme is progressing at pace and is central to creating a more agile and performance-focused organisation. All of the actions currently underway will position us well to drive increased growth as the market recovers and the TBA landscape evolves.

We look forward to continuing to bring our brands to life in fiscal 26, both through superior commercial execution and via high profile partnerships and events, such as the FIFA 2026 World Cup, for which we are the official spirits partner in the Americas.

Lastly and most importantly, I want to thank my Diageo colleagues around the world, whose commitment, agility, and passion for our brands is our greatest asset and a deep source of pride.

Diageo's ambition remains clear: to be one of the best performing, most trusted and respected consumer products companies in the world. With world-class brands and talent, highly effective global consumer insights and an ongoing focus on efficiency and effectiveness, we are confident in our ability to outperform the market, restore Diageo to a top quartile TSR consumer company, and provide stronger returns to shareholders.

Nik Jhangiani
Interim Chief Executive

PERFORMANCE HIGHLIGHTS

Fiscal 25 financial performance

Volume (equivalent units)
EU230.1m
(2024: EU230.5m)

Reported movement	–%
Organic movement[1]	1% ↑

Reported net sales[2]
$20,245m
(2024: $20,269m)

Reported movement	–%
Organic movement[1]	2% ↑

Reported operating profit
$4,335m
(2024: $6,001m)

Reported movement	(28)% ↓
Organic movement[1]	(1)% ↓

Net cash from operating activities
$4,297m
(2024: $4,105m)

2025 free cash flow[1]	$2,748m
2024 free cash flow[1]	$2,609m

Earnings per share (eps)
105.9c
(2024: 173.2c)

Reported movement	(39)% ↓
Eps before exceptional items movement[1]	(9)% ↓

Total recommended dividend per share[3]
103.48c
(2024: 103.48c)

 Visit *diageo.com* for more information.

Fiscal 25 non-financial performance

Positive drinking
2.0mᐃ
(2024: 2.2m)

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

Inclusion and diversity
43%ᐃ
(2024: 44%)

Percentage of female leaders globally

46%ᐃ
(2024: 46%)

Percentage of ethnically diverse leaders globally

Water efficiency – across the company
(15.8)%
(2024: (12.9)%)

Percentage change in water efficiency across the company compared to fiscal 20 baseline

Greenhouse gas emissions
(18.8)%
(2024: (14.4)%)

Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline

(1) See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.
(2) Net sales are sales less excise duties.
(3) Includes recommended final dividend of 62.98c.
ᐃ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.
Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 213-220. Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax). Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2024-2025, unless otherwise specified.



ACCELERATE

The *Accelerate* programme

In May, we launched the first phase of Accelerate, a company-wide initiative to help us deliver consistent, sustainable performance including $3 billion in free cash flow per year, starting in fiscal 26. To achieve this we aim to:



Build a more simplified, integrated operating model
to optimise investment and allocate resources effectively towards long-term sustainable growth.



Achieve c.$625 million in cost savings
over three years, to enable reinvestment in future growth and improved operating leverage.

Return to well within our leverage ratio target
of 2.5x–3.0x net debt to adjusted EBITDA no later than fiscal 28 providing a lot more flexibility, and supported by selective disposals of non-core assets.

↗ Read more on *page 23*.

Regional performance

Our regional presidents share their fiscal 25 perspectives.



NORTH AMERICA



Sally Grimes
Chief Executive Officer, Diageo North America

As Diageo's largest region, I am proud we have delivered growth this fiscal, particularly in a challenging environment. This growth has been driven by areas including tequila, in particular the strong performance of Don Julio Reposado, and our world-class brand building, including joining the 2026 FIFA World Cup as Official Spirits Supporter. We have also made significant progress in our journey towards increased marketing effectiveness and efficiency, improved commercial execution through our route-to-market transformation and supply chain resiliency.

$8.0bn
Reported net sales

 Read more on *pages 26-27*.

EUROPE



Dayalan Nayager
President, Europe and Chief Commercial Officer

In fiscal 25, we have demonstrated resilience delivering positive net sales growth and expanding Diageo's market share in both spirits and total beverage alcohol. This success was significantly bolstered by Guinness which saw double-digit growth, reflecting the enduring strength of the brand. Guinness' strategic alignment with major sporting events, including the English Premier League and the Six Nations, has been key to driving these positive results, reaching new and diverse audiences.

$4.8bn
Reported net sales

 Read more on *page 28*.

LATIN AMERICA & CARIBBEAN

Alvaro Cardenas
President, Latin America and Caribbean

Fiscal 25 was a year of significant progress for us, during which we became stronger and more resilient, accelerating growth in the second half. We harnessed the experience of a challenging fiscal 24 and grew wiser, making a conscious decision to focus on operational excellence, enabling our leaders to identify and pursue opportunities across the region and gain market share in key battlegrounds.

$1.8bn
Reported net sales

 Read more on *page 30*.

AFRICA



Hina Nagarajan
President, Africa

In Africa, we have worked hard over the last few years to put this business on a bigger growth trajectory. This is evident from our results this fiscal year, delivering reported net sales growth with double-digit growth in Ghana, South Africa and Tanzania. As one of the fastest growing regions, we believe the fundamentals are now in place for us to be a steady growth engine for Diageo, fully leveraging the investments we are making to take advantage of our outstanding portfolio.

$1.8bn
Reported net sales

↗ Read more on *page 31*.

ASIA PACIFIC



John O'Keeffe
President, Asia Pacific, Global Travel and India

This year has been challenging but we've been able to execute amplified strategic innovations with the launches of Johnnie Walker Blonde, Johnnie Walker Black Ruby and Smirnoff Crush RTD whilst also making structural interventions across the business, setting up the region for sustainable success moving forward.

$3.6bn
Reported net sales

 Read more on *page 29*.

INVESTMENT CASE

A strong *investment case*



1 Attractive, long-term *industry fundamentals*

VERSATILITY OF SPIRITS

The versatility of spirits positions the category well for the future across occasions, premiumisation and the evolution of consumer trends, including moderation and sourcing growth from beer and wine. Continued category momentum comes from spirits' cultural relevance, innovation and consumers' desire to explore new categories and experiences.

PEOPLE ARE DRINKING BETTER, NOT MORE

Spirits' long-term value growth is also driven by premiumisation as consumers want to drink better, not more. In the last 10 years, premium and above spirits grew from 26% of category value to almost 35%. The super-premium-plus price tier has grown in value more than 50% faster than other price tiers in the category. This price tier gained c.600 basis points of share of international spirits retail sales value (RSV) since 2014.[1]

LONG RUNWAY FOR GROWTH

Diageo sees a substantial runway for sustainable growth. With a global TBA share of 4.5%,[1] we have significant headroom for future growth. In the United States, our largest market, we remain underpenetrated in key categories with our leading brands, presenting a strong opportunity to recruit consumers and drive growth.



2 ...aligned to our *competitive advantages*

A BROAD PORTFOLIO OF ICONIC BRANDS

We are #1 in international spirits, the #3 player in TBA and have 13 billion-dollar brands.[1] We have a diverse portfolio of brands, providing a broad range of choices for consumers across occasions.

A DIVERSIFIED GEOGRAPHICAL FOOTPRINT

Our geographic footprint gives us access to consumers in the world's largest markets, such as the United States, as well as the vibrant markets of India and China. Our regional breadth allows us to flex prioritisation, investment and activation, increasing our ability to capture growth and reduces dependency on any single region or market.

A LEADING PORTFOLIO ACROSS PRICE POINTS

Our portfolio is spread broadly across the pricing ladder – across and within categories, providing choice in most economic environments.

DIVERSE AND ENGAGED TALENT

Diageo has an entrepreneurial, talented and diverse workforce of more than 29,000 people globally and are led by a highly experienced Executive Committee. Our Executive Committee combines home-grown talent with externally recruited leaders who bring invaluable market experience and fresh perspectives.



3 ...as we execute *with focus*

RESHAPED PRIORITIES SUPPORTED BY ACCELERATE

In fiscal 25, we introduced our reshaped priorities to drive improved performance: delivering sustainable top-line growth, increasing operating leverage, maximising cash flow and optimising returns. These strategic outcomes are being embedded across the business, with further opportunity. We are moving at pace and this is underpinned by the work underway on our Accelerate programme.

We launched the first phase of Accelerate in May 2025 to build a more agile operating model, with clear cash delivery targets and a disciplined focus on operational excellence and cost efficiency. These changes are creating a stronger platform for optimising investment and enabling more effective resource allocation towards long-term growth. While the programme has defined financial targets, it is equally focused on enabling better, faster growth. It is supported by operating model changes designed to enhance Diageo's global agility – leveraging scale more effectively, sharpening investment priorities, and accelerating decision-making.



4 ...to position Diageo for *long-term growth.*

ATTRACTIVE FINANCIAL FOUNDATIONS

Driving long-term sustainable growth is a strategic priority for Diageo. We are committed to gaining quality market share in a disciplined and sustainable manner. Diageo maintains an attractive margin profile, with further room for expansion. Our business is highly cash generative, enabling us to reinvest behind our brands to fuel future growth. As Accelerate progresses this will be further enhanced through consistency of cash delivery and the ability to reinvest and allocate resources behind growth opportunities. This disciplined approach strengthens our resilience and agility in a dynamic global environment.

FOCUSED STRATEGY

Diageo's focused strategy is centred on delivering growth by maximising the potential of our advantaged portfolio. We are making meaningful progress in an evolving consumer landscape and challenging macroeconomic environment, by concentrating on what we can manage and control. While our strategic outcomes remain consistent, we are sharpening their application and pace of execution. This is enabling us to prioritise resources toward the most attractive growth opportunities, refine our portfolio choices and position the business to emerge stronger.

(1) IWSR, 2024 (by retail sales value)

MARKET DYNAMICS

Market *dynamics*

Established *tailwinds*

- GROWING LPA+ POPULATION
- RISING MIDDLE CLASS
- PREMIUMISATION
- SPIRITS GAINING SHARE OF TBA
- SPIRITS HOUSEHOLD PENETRATION

Potential *headwinds*

- PRESSURED CONSUMER WALLET
- CANNABIS
- WEIGHT-LOSS DRUGS (GLP-1S)

GEN Z BEHAVIOURS

MODERATION

Gen Z[1]

US household penetration

	F20		F24
TBA	83%	↑	88%
Spirits	49%	↑	55%

(1) Numerator
(2) Oxford Economics
(3) NielsenIQ
(4) Numerator
(5) US Bureau of Labor Statistics
(6) IWSR, Bevtrac 2025
(7) IWSR, Oxford Economics

We believe that near-term industry pressures are largely cyclical and macroeconomic driven. We continue to believe in the attractive long-term fundamentals of our industry in an evolving TBA landscape.

Long-term fundamentals remain compelling. By 2035, 600 million new legal-purchase-age consumers will enter the market,[2] with Gen Z becoming the first 2-billion-strong generation.[3]

Gen Z penetration in spirits is increasing in the United States, primarily driven by spirits-based ready-to-drink products and tequila.[4] Across our key markets, their engagement with spirits is higher than the average for the total drinking population, indicating they are entering the category earlier.[4]

They also allocate a similar proportion of their annual expenditure on alcohol as other generations.[5] Recent data shows an increase in LPA+ Gen Z consumption compared to the levels in 2023.[6]

Our recent US research indicates that cannabis and GLP-1s have not yet shown significant disruption to spirits consumption, and we continue to monitor them closely.

Moderation is a long-term consumer trend, where we see consumers choosing to drink better not more. Between 2009-2024, international spirits (excluding baijiu and RTDs) per capita consumption has remained broadly stable (2009-2024 CAGR -0.4%), even as total beverage alcohol declined by 1.2%.[7] This highlights the strength of the spirits category and the category's resilience in a moderating environment; gaining share from beer and wine.

Moderation presents a significant opportunity for Diageo, the inherent versatility of spirits makes moderation more accessible and appealing. We have a broad portfolio and leadership in non-alcoholic innovation, including Seedlip, Ritual Zero Proof, Tanqueray 0.0, Gordon's 0.0 and Guinness 0.0. These offerings complement our core portfolio, support responsible choices and position Diageo to help shape the future of moderation.



Don Julio
TEQUILA
BLANCO

OUR GROWTH AMBITION

Progressing our *Growth Ambition*

PURPOSE	*Celebrating life*, every day, everywhere
AMBITION	To create one of the best performing, most trusted and respected, consumer products companies in the world

STRATEGY

Unleash the power of our *brands* and *portfolio* to lead and shape *consumer trends* executed with *operational excellence*

BRANDS AND PORTFOLIO	CONSUMER TRENDS		OPERATIONAL EXCELLENCE
Whisk(e)y and tequila	Cocktail culture	Convenience	Evolve brand building muscle
Winning local portfolio	Moderation	With food	Commercial excellence
Guinness growth	Exploration	Luxury	Accelerated productivity

ENABLERS	Building a more **'Digital Diageo'** with end-to-end transformation impact	**Diverse and engaged talent** with an inclusive culture, behaviours and new organisational capabilities	**'Spirit of Progress'** focus; doing business the right way from grain to glass

VALUES & DIAL UP BEHAVIOURS	**VALUES**		**DIAL UP BEHAVIOURS**	
	Passionate about consumers and customers	Value each other	Be externally curious	Collaborate efficiently
	Be better	Proud of what we do	Experiment and learn	Act decisively

OUTCOMES	Deliver sustainable top-line growth	Increase operating leverage	Optimise returns	Maximise free cash flow

---

OUR STRATEGY

OUR STRATEGY




Unleash the power of our *brands and portfolio*...

Whisk(e)y and tequila

Our focus is to maintain our undisputed number one value position in both the whisk(e)y and tequila categories. To achieve this, we are sharpening our focus on a clear and distinctive portfolio participation strategy across price tiers and consumption occasions. For example, we are accelerating recruitment into Johnnie Walker by scaling innovation and extending the brand into new occasions through Johnnie Walker Blonde and Johnnie Walker Black Ruby.

Winning local portfolio

Developing a winning local portfolio enables us to serve culturally relevant tastes and consumption moments with authenticity. Scaling Buchanan's Pineapple in Mexico exemplifies this approach, infusing Buchanan's with local flavour preferences inspired by the popular 'Buchanita' serve. This has successfully expanded the brand's appeal, attracting new customers and deepening engagement with existing ones.

Guinness growth

Guinness remains a key strategic growth priority for us, underpinned by consistent double-digit net sales growth and strong brand equity in core markets such as Great Britain and Ireland. The brand continues to broaden its consumer base, with innovations such as Guinness 0.0 enhancing relevance among more audiences. Strategic partnerships with major global sporting platforms and an efficient asset-light production model enable scalable and sustainable growth.

...to lead and shape *consumer trends*...

 **Cocktail culture**

We are shaping global cocktail culture, leveraging our premium portfolio and platforms like World Class, our bartending competition.

 **Moderation**

We are well placed to serve many moderation strategies including no- and lower-alcohol offerings. Many consumers prefer to drink better, not more, which we actively champion.

 **Exploration**

We are enabling greater discovery and personalisation through digital tools like 'What's Your Whisky', using AI to recommend serves.

 **Convenience**

To meet demand for accessible, high-quality offerings, we have expanded our ready-to-drink portfolio with exciting innovations including Casamigos Margarita.

With food

We continue to unlock opportunities in food-led occasions by suggesting ideal pairings through digital tools like 'What's Your Cocktail'.

 **Luxury**

Diageo Luxury Group (read more on page 15) focuses on accelerating growth in the super-premium segment through exceptional brands such as Johnnie Walker Blue Label and Don Julio 1942.

...executed with *operational excellence*

Our strategic priorities are underpinned by:

1. **Evolving brand building muscle**: to optimise effectiveness of our A&P by prioritising resource allocation into the right brands, in the right markets, through the most impactful channels.

2. **Enhancing commercial excellence**: by strengthening execution partnerships, enhancing end-to-end brand experiences and embedding digital innovation across our merchandising and sales processes.

3. **Accelerated productivity**: by enhancing Revenue Growth Management capabilities and supply chain excellence.

To improve our operational efficiency, we have introduced the first phase of our Accelerate programme. This includes the following goals:

1. **Consistent cash delivery**: we expect to sustainably deliver c.$3bn free cash flow per annum from fiscal 26, increasing as business performance improves.

2. **Cost savings**: c.$625m cost savings programme over three years which will enable both reinvestment in future growth and improved operating leverage.

3. **Commitment to deleveraging**: we expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28, providing us with a lot more flexibility. This will be delivered through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

OUR STRATEGY *continued*

Our strategy *in action*

WHISK(E)Y AND TEQUILA

Don Julio Presents *194GOU*

 

This year, Don Julio 1942 teamed up with renowned DJ, producer and cultural powerhouse Peggy Gou to release its first ever collaborative limited-time product – a special edition bottle called 194구 ('194Gou'). The new bottle is a striking take on the luxury Don Julio 1942 bottle, fusing heritage with nightlife and music culture.

The launch was an example of executing on our commitment to take tequila around the world. We hosted exclusive pop ups, after parties, and retail takeovers in cities including New York City, London, Milan and Seoul.

Events featured bespoke Don Julio 1942 cocktails, surprise DJ sets, Don Julio 194구 merchandise and bottle signings. This went hand-in-hand with a culture-first social campaign, which has received more than 52 million views,[1] and allowed fans to follow the launch in real time.

This first of its kind collaboration has been successful with global consumers. Don Julio 194구 sold out at events in the United States, Asia Pacific and Europe, whilst dedicated retail builds inside airports in Europe and the United Arab Emirates are experiencing a significant sales increase versus Don Julio 1942 sales for the same period last year.

The success of this partnership has ensured the brand is culturally relevant with consumers, whilst also driving halo demand for Don Julio across the globe.

(1)   GALE (the campaign PR agency)



WINNING LOCAL PORTFOLIO

The *Sweeter Side* of Johnnie Walker Black Label

 

Johnnie Walker has reimagined the whisky scene in Latin America and Caribbean (LAC) with the launch of Johnnie Walker Black Ruby – a sweeter take on Johnnie Walker Black Label, created to elevate classic cocktails.

Countering preconceptions about the 'typical scotch drinker', the team saw this as opportunity to evolve the flavour of the product, opening it up to a new generation.

Given the target market, the launch strategy was focused on local events popular with younger LPA+ consumers including Mexico Fashion Week and Puerto Rico Cocktail Week. Bartenders were briefed to use Johnnie Walker Black Ruby to put a twist on classic cocktails.

Across the board, Johnnie Walker Black Ruby has successfully recruited consumers in LAC back into scotch through exploration, sourcing 72% of volume from outside of scotch.[2] 73% of Mexican consumers who have tried Black Ruby have repeated purchase.[2] This expansion of the Johnnie Walker family has overturned whisky stereotypes in LAC, demonstrating the part the brand can play in contemporary nightlife. And, given the success of the launch, we are starting the global roll out of Johnnie Walker Black Ruby, bringing this new take on our classic scotch worldwide.

(2)   Kantar IDD Mexico 2024 (claimed data)



  

Lovely Day for a

The Chicago Plumbers Union Local 130, with ongoing support from Guinness, has been responsible for dyeing the Chicago River green for the city's St. Patrick's Day since 1962. They use an eco-friendly vegetable-based dye, turning the river into a shimmering emerald tribute. This ritual has become more than a tradition—it's the heartbeat of the city's celebration. And when the work is done, they gather with a pint of Guinness, reflecting on the legacy they keep alive, one green wave at a time.

GUINNESS GROWTH

Guinness' Lovely Day in the United States

 

It is an exciting time for Guinness in the United States. In the second half of fiscal 25, it was the fastest growing major beer brand in the on-trade by volume,[1] and the number one draft beer in major metropolitan areas like Boston and New York.[1]

We have worked strategically to reach this level of success, but there is still a significant runway for growth – a cornerstone of building on the momentum this fiscal is the 'A Lovely Day' US Campaign, launched in April 2025.

The campaign, which has received 474 million[2] impressions and counting, merges the success of the iconic 'Lovely Day for a Guinness' tag line, with a uniquely American perspective, sharing 50 real stories illustrating the role of Guinness and Guinness 0.0 in celebrations.

From Michigan ice fishermen to a Louisiana brass band, to the roller-skating dads of Pennsylvania, these stories capture both the American spirit and the communion of Guinness.

Hand-in-hand with the campaign, we created a limited-edition Guinness Draught Stout can, tapping into the consumer trend of convenience. The design reimagines the classic Lovely Day toucan art with a modern, American twist.

Market testing has found that this campaign has resonated strongest with younger LPA+ beer drinkers, our target audience for expansion, with one-third expressing intent to purchase Guinness after viewing the campaign.

Whilst this is just the foundation of our plans to capture further growth, the campaign is meaningfully building brand equity and driving household penetration with key consumers.

(1)   Nielsen CGA L12Wks ending 17 May 2025
(2)   Taylor (the campaign PR agency)

 Find out more at *www.diageo.com*

Consumer trends key

- Cocktail culture
- Exploration
- With food
- Moderation
- Convenience
- Luxury

OUR STRATEGY *continued*

OUR BUSINESS MODEL

Operational excellence runs through our business model

Creating value

Our business model allows us to create value across three main areas:

- Financial – for our investors
- Human – for our people, suppliers, customers and consumers
- Social – for our communities

Read more on *pages 86–89.*

Our stakeholders

 Our people    Customers   Communities    Government and regulators

Consumers   Suppliers    Investors

What we do

1. WE SOURCE

From smallholder farmers in Africa and Mexico, to multinational companies, we work with our suppliers to procure high-quality raw materials and services, with sustainability in mind. Where it is right for our business, we grow and source locally.

2. WE INNOVATE

Using our deep understanding of consumer trends and socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers; be that a non-alcoholic option, an offering that suits convenience or improving the on-trade experience.

3. WE MAKE

We distil, brew and bottle our spirits and beer brands through a globally co-ordinated supply operation, working to the highest quality and manufacturing standards. We prioritise using local production where it is right for our business.

4. WE TRANSPORT

We move our products to where they need to be in the world; be that from a local distillery in market or shipping scotch.

5. WE SELL TO CUSTOMERS

We grow by working closely with our customers. Our global and local sales teams use our data, digital tools and insights to extend our sales reach, improve our execution and help generate value for us and for our customers. When our customers grow, we grow too.

6. WE MARKET TO CONSUMERS

We invest in world-class marketing to build vibrant brands that resonate with our consumers. To do this responsibly, we have our rigorous Diageo Marketing Code which guides everything we do.

7. WE HELP CONSUMERS CELEBRATE

We continually evolve our data tools to understand consumers' attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers' interests and preferences.

Fiscal 25 progress

This fiscal, we have developed, established and executed substantial projects as we strive to continually improve on our track record of operational excellence.

Commercial excellence: Stepping up our route-to-market and commercial execution in the United States

This fiscal, our spirits organisation in the United States has undergone its biggest transformation in over a decade, evolving how we work with our distributors to achieve sustainable growth.

Over the past year, we have collaborated with our partners to add new brand building and sales roles in key geographies. These roles are dedicated to our key categories, whisk(e)y and tequila, and the outlets with the greatest potential for growth. Our teams are equipped with training, tools and insights to grow these categories for the retailer, while increasing Diageo's share.

We also launched the Academy for Beverage Leadership (ABL) to provide foundational training for business development managers at Diageo and our distributors. Upon completion, sales leaders have practical skills to help customers grow their whisk(e)y and tequila businesses.



Accelerated productivity: Digitising our supply chain through SIP

This fiscal, we have made significant progress digitising our supply chain from grain to glass with the deployment of our Scotch Intelligence Platform (SIP). This includes:

- Optimising pre-bottling allocations – maximising the value of our premium whiskies through a digital marketplace.
- Maturation performance – using data and AI to target the 'angels' share' and improve maturation yield.
- Liquid logistics – synchronising our cask-to-bottle flows of wood and whisky.

This platform has measurable benefits for Diageo, augmenting the craft of our scotch category and improving our productivity and performance.

Evolve brand building muscle: Creating the Diageo Luxury Group

In November, we established the Diageo Luxury Group, bringing together our most premium offerings within spirits, brand homes and private client experiences.

The Diageo Luxury Group unites a premium brand portfolio, as we aim to become the number one luxury spirits company in the world. It is responsible for Diageo's luxury strategy and accelerating the growth of brands that retail at $100 and above, as well as leading luxury experiences and an extensive network of expert craftspeople.

Since its creation, product launches have included Johnnie Walker Ice Chalet, The Twelve by Casks of Distinction, Talisker 45-Year-Old and Johnnie Walker Vault x Olivier Rousteing.



OUR PERFORMANCE

Monitoring *performance* and *progress*

Reported measures

Net sales growth
(%)



2025	(0.1)
2024	(1.4)
2023	0.2
2022	19.3
2021	16.1

Definition
Sales growth after deducting excise duties.

Operating profit growth
(%)



2025	(27.8)
2024	8.2
2023	(5.9)
2022	17.1
2021	84.9

Definition
Operating profit growth, including exceptional operating items.

Basic earnings per share
(cents)



2025	105.9
2024	173.2
2023	196.3
2022	184.6
2021	153.8

Definition
Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Reported measures

Net cash from operating activities
($ million)



2025	4,297
2024	4,105
2023	3,636
2022	5,213
2021	4,932

Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.

Return on closing net assets
(%)



2025	19.3
2024	34.5
2023	38.3
2022	38.3
2021	32.3

Definition
Profit for the year divided by net assets at the end of the financial year.

R Remuneration

Key Performance Indicators, which are included within incentive plans to assess performance for Directors' remuneration purposes. More details can be found from page 108.

K KPI: Key Performance Indicator

Non-GAAP measures

Organic net sales growth
(%)[1]

1.7% **R** **K**



2025	1.7
2024	(0.6)
2023	6.5
2022	21.4
2021	16.0

Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, hyperinflation adjustment and acquisitions and disposals.

Why we measure
This measure reflects our delivery of sustainable top-line growth. Organic net sales growth is the result of the choices we make between categories and market participation, and reflects Diageo's ability to build brand equity, increase prices and grow market share.

Performance
Reported net sales of $20.2 billion declined 0.1% due to unfavourable foreign exchange of (0.6)% and acquisition and disposal adjustments of (1.1)%, partially offset by hyperinflation adjustments and organic net sales growth. Organic net sales growth of 1.7% was driven by organic volume growth of 0.9% and positive price/mix of 0.8%. Excluding the impact of the Cîroc transaction, organic net sales growth was 1.5%, with 0.8% volume growth and 0.7% price/mix.[1]

Organic operating profit growth
(%)[1]

(0.7)% **R** **K**



2025	(0.7)
2024	(4.8)
2023	7.0
2022	26.3
2021	17.7

Definition
Organic operating profit growth is calculated on a constant currency basis, excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation adjustment and acquisitions and disposals.

Why we measure
The movement in operating profit measures our delivery of increasing operating leverage and optimising returns. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.

Performance
Reported operating profit declined 27.8% and reported operating profit margin declined 819bps, primarily due to exceptional impairment and restructuring costs, unfavourable foreign exchange and a decline in organic operating margin. Organic operating profit declined by 0.7%; organic operating profit margin declined 68bps, mainly due to continued investment in overheads, partly offset by slight gross margin expansion. Excluding the impact of the Cîroc transaction,[1] organic operating profit declined 1.0%, in line with prior guidance, and organic operating margin declined 70bps.

Earnings per share before exceptional items (cents)[1]

164.2 **R** **K**



2025	164.2
2024	179.6
2023	196.5
2022	201.9
2021	158.8

Definition
Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Why we measure
Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. Eps measures our delivery of optimised returns over time.

Performance
Basic EPS decreased 67.3 cents, mainly driven by higher impairment charge in fiscal 25, a significantly lower Moët Hennessy contribution and unfavourable foreign exchange.
Basic EPS before exceptional items declined 8.6% from 179.6 cents to 164.2 cents, primarily driven by a significantly lower associate income from Moët Hennessy and unfavourable foreign exchange.

↗ Read more on *page 21.*

Non-GAAP measures

Free cash flow
($ million)[1,2]

2,748 **R** **K**



2025	2,748
2024	2,609
2023	2,235
2022	3,779
2021	4,106

Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment, and computer software.

Why we measure
Free cash flow is a key indicator of the financial management of the business. Free cash flow reflects the delivery of cash generated by the business to fund payments to our shareholders and future growth.

Performance
Net cash from operating activities was $4,297 million, an increase of $192 million compared to fiscal 24. Free cash flow increased by $139 million to $2,748 million. Free cash flow growth was driven by solid working capital management including higher creditors and lower maturing stock movement year on year.
Net capital expenditure in fiscal 25 was $1,549 million (fiscal 24: $1,496 million) to support supply capacity expansion projects, North America supply chain transformation and furthering digital capability.

Return on average invested capital (ROIC)
(%)

13.7% **K**



2025	13.7
2024	15.8
2023	18.4
2022	19.8
2021	16.1

Definition
Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets excluding net post-employment benefit assets/liabilities, net borrowings and non-controlling interests.

Why we measure
ROIC is used by management to assess the return obtained from the group's asset base. Over time, ROIC reflects optimised returns, as the returns Diageo generates from its asset base are both reinvested in the business and used to generate returns for investors through dividends and return of capital programmes.

Performance
ROIC was 13.7% (fiscal 24: 15.8%) with the decrease driven mainly by lower associate income from Moët Hennessy and unfavourable exchange.

Total shareholder return (TSR)
(%)

(24)% **R** **K**



2025	(24)
2024	(24)
2023	(2)
2022	4
2021	32

Definition
Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).

Why we measure
Diageo's directors have a fiduciary responsibility to maximise long-term value for shareholders. TSR measures reflects the returns Diageo has delivered to investors in the year and over time. We also monitor our relative TSR performance against our peers.

Performance
TSR was down 24% over the past 12 months driven by the lower year-on-year share price.

↗ Read more on *page 22.*

---

(1) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.

(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.

(2) For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

OUR PERFORMANCE *continued*

Non-financial performance

Positive drinking

R K

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

2.0m

(2024: 2.2m)

Total to date:

8.2m

Employee engagement index

K

83%

2025	83%
2024	81%
2023	84%
2022	82%
2021	81%

Inclusion and diversity

R K

Percentage of female leaders globally

43%

(2024: 44%)

Percentage of ethnically diverse leaders globally

46%

(2024: 46%)

Non-financial performance

Water efficiency[1]

Change vs baseline year

(15.8)%

R K

2025	(15.8)%
2024	(12.9)%
2023	(9.9)%
2022	(10.3)%
2021	(6.5)%

Scope 1 and 2 greenhouse gas emissions[1]

Change vs baseline year

(18.8)%

R K

2025	(18.8)%
2024	(14.4)%
2023	(4.7)%
2022	0%

Target

10 million people educated on the dangers of underage drinking by 2030, starting from fiscal 18

Ambition

50% female and 45% ethnically diverse global leader representation by 2030

Target

30% reduction versus 2020 baseline year by 2030

Target

50% reduction versus 2022 baseline year by 2030

Definition

Number of people educated on the dangers of underage drinking through a Diageo supported education programme.

Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.

The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles globally.

Definition

Percentage change in the water efficiency index across the company compared to fiscal 20 baseline.

Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline.

Why we measure

We want to change the way the world drinks for the better by promoting moderation and addressing the harmful use of alcohol. We build credibility and trust by transparently reporting the total number of people educated on the dangers of underage drinking. This figure also demonstrates our commitment to engaging people on the dangers of harmful alcohol use.

Employee engagement releases the full potential of our people and our business, and it's a key enabler to our performance. The survey allows us to measure the extent to which employees believe we are living our values and is one of the measures of our culture. Reflecting on the results of our employee engagement level and taking action on important areas where needed each year helps us build credibility and trust with our people.

Building an inclusive and diverse culture helps drive commercial performance and ensures we access the best talent. Transparently reporting the gender and ethnic diversity of our leadership cohort reflects our commitment to consistent value creation through our diverse workforce.

Why we measure

Our water efficiency programme is critical to addressing water security, particularly in water-stressed areas. In addition to preserving our licence to operate, minimising water use within our own operations underpins our commitment to delivering long-term value by future-proofing our business against the impacts of a changing climate. It also helps to ensure this precious resource can continue to be shared with the communities we live and work amongst.

Mitigating our impact on climate change is a business imperative. Reporting on our efforts to reduce Scope 1 and 2 greenhouse gas emissions demonstrates our commitment to reducing our contribution to global warming and helps build credibility and trust. This is an important area for our business and external stakeholders, supporting our commitment to consistent value creation by future-proofing our business.

Performance

Globally, we educated 2.0m young people about the dangers of underage drinking, with strong performance again in Latin America and Caribbean (LAC).

This year 86% of our people completed our Your Voice survey. 83% were identified as highly engaged. 90% declared themselves proud to work for Diageo, 83% would recommend Diageo as a great place to work and 76% were extremely satisfied with Diageo as a place to work.

This year, 43% of our leadership roles were held by women and 46% of our leaders were ethnically diverse.

Performance

This year, our water efficiency across the company improved in total by 15.8% since our fiscal 20 baseline. The most significant drivers of the strong performance in fiscal 25 were the continuous improvement initiatives delivered in our East Africa beer sites, Scotland distilleries and our Runcorn and St. James's Gate beer sites.

Our Scope 1 and 2 greenhouse gas emissions reduced in total by 18.8% from our fiscal 22 baseline. The main drivers contributing to the lower emissions this year are the increased use of liquid biofuel at our Scotland distilleries and energy efficiency improvements at our distilleries, breweries and packaging sites in our biggest energy consuming markets.

↗ **Read more on** *pages 44-45.*

↗ **Read more on** *pages 40-41.*

↗ **Read more on** *pages 58-59.*

↗ **Read more on** *pages 52-53.*

↗ **Read more on** *pages 53-55.*

(1) In accordance with Diageo's environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for the baseline year and for the intervening period up to the end of last financial year has been restated where relevant.

SUMMARY FINANCIAL REVIEW

Summary
Financial Review

Reported net sales growth	Organic net sales growth[1]
(0.1)%	**1.7%**

Reported operating profit growth	Organic operating profit growth[1]
(27.8)%	**(0.7)%**

Reported operating profit margin	Organic operating profit margin[1]
21.4%	**28.0%**

Net cash from operating activities	Free cash flow[1]
$4,297m	**$2,748m**

Return on closing net assets	Return on average invested capital[1]
19.3%	**13.7%**

Basic earnings per share	Earnings per share before exceptional items[1]
105.9c	**164.2c**

Total shareholder return	
(24)%	

(1) Organic net sales growth, organic operating profit growth, organic operating profit margin, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.



Net sales

Reported net sales for the full year were down 0.1% to $20,245 million (fiscal 24: $20,269 million) and were impacted by unfavourable foreign exchange of $119 million (-0.6%) and acquisition and disposal adjustments reduced this by $229 million (-1.1%), partially offset by hyperinflation adjustments of $53 million.

Organic net sales grew $338 million or 1.7% with organic growth in four of the five regions, including in North America, where Don Julio, Guinness and Crown Royal were the standout performers. Growth was supported by positive price/mix of 0.8% and 0.9% volume growth. Volume increased in three of the five regions, with continued pressure in North America and Europe. There was positive price/mix in four of the five regions, but negative price/mix in Asia Pacific driven by consumer downtrading in South East Asia and China and unfavourable market mix with strong volume performance in India. The four percentage points of phasing which favourably benefitted Q3 organic net sales growth rate mostly reversed in Q4 fiscal 25.

Excluding the impact of the Cîroc transaction organic net sales growth was 1.5%, with 0.8% volume and 0.7% price/mix.[1]

Cost of sales

Cost of sales broadly flat on a reported basis at $7,997 million (fiscal 24: $8,014 million), the positive impact of productivity savings offset moderating inflationary pressure.

Marketing

Marketing investment declined by 0.8% on a reported basis to $3,662 million (fiscal 2024: $3,691 million), reflecting a reinvestment rate of 18.1% (fiscal 2024: 18.2%). On an organic basis, investment was flat as we strategically reshaped our A&P spend across regions, prioritising high-growth opportunities and demonstrating agility in resource allocation with a focus on reducing development spend. Development costs were reduced to 14% in fiscal 25 (fiscal 24: 21%), this reduction was driven by the accelerated adoption of AI-enabled content creation (Virtual Content Studios) and operational model changes, including the launch of Agile Brand Communities and Conscious Create teams, which encourage improved co-creation and collaboration.

Other operating items

Other operating items before exceptional items increased by 10% to $2,882 million (fiscal 24: $2,619 million), largely driven by higher staff costs, including incentives and wage cost inflation, as well as strategic investments in RTM changes in the United States.

Exceptional operating items increased to $1,369 million (fiscal 24: $56 million (exceptional operating income)) largely driven by impairment, including $458 million in respect of Diageo's investment in various Distill Ventures business, as a result of the strategic decision to exit Distill Ventures, and $231 million in respect of Aviation American Gin. Exceptional operating items also included restructuring costs of $225 million relating to charges for the Accelerate programme and supply chain agility programme. The distribution model change in France resulted in an exceptional operating charge of $145 million.

Operating profit

Organic operating profit declined by 0.7%, with operating margin down 68bps organically, mainly due to higher overheads partly offset by a slight improvement in gross margin. Reported operating profit declined 27.8% and reported operating profit margin declined 819bps, primarily due to exceptional costs including impairment and restructuring costs, unfavourable foreign exchange and a lower operating margin.

Excluding the impact of the Cîroc transaction, organic operating profit and operating margin declined 1.0% and 70bps respectively.[1]

Non-operating exceptional items

In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness Nigeria PLC ($125 million) and loss on the prospective sale of Guinness Ghana Breweries PLC ($114 million).

Net finance charges

Net finance costs were $771 million (fiscal 24: $885 million), with the decrease driven by the capitalisation of borrowing costs on capital expenditure and the reduced costs of cash management swaps.

Taxation

The income tax charge of $999 million (fiscal 24: $1,294 million) represented an effective tax rate of 29.9% (fiscal 24: 25.6%). The effective tax rate before exceptional items was 24.9% (fiscal 24: 25.1%).

Share of after tax results of associates and joint ventures

Share of after tax results of associates and joint ventures declined by 53.4% to $193 million (fiscal 24: $414 million), largely due to a significantly lower Moët Hennessy contribution.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interests was $184 million (fiscal 24: $296 million), driven mainly by the lapping of exceptional items in Shui Jing Fang in the prior year.

Basic earnings per share (EPS)

Basic EPS before exceptional items declined 8.6% from 179.6 cents to 164.2 cents, primarily driven by a significantly lower associate income from Moët Hennessy and unfavourable foreign exchange. This was calculated using a weighted average number of shares in issue excluding own shares of 2,222 million (fiscal 24: 2,234 million).

(1) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.

SUMMARY FINANCIAL REVIEW *continued*

Net cash flow from operating activities and free cash flow

Net cash from operating activities was $4,297 million, an increase of $192 million compared to fiscal 24. Free cash flow increased by $139 million to $2,748 million.

Free cash flow growth was driven by solid working capital management including higher creditors and lower maturing stock movement year on year.

Net capital expenditure in fiscal 25 was $1,549 million (fiscal 24: $1,496 million) to support supply capacity expansion projects, North America supply chain transformation and furthering digital capability.

Return on average invested capital (ROIC)

ROIC was 13.7% (fiscal 24: 15.8%) with the decrease driven mainly by lower associate income from Moët Hennessy and unfavourable exchange.

Net debt

As at 30 June 2025, the group's net debt was $21,854 million (fiscal 24: $21,017 million), the increase was mainly due to foreign exchange movement on non-US dollar debt.



SMIRNOFF
SMASH
VODKA SODA
RASPBERRY PEACH
VODKA WITH REAL JUICE AND RASPBERRY, PEACH & OTHER NATURAL FLAVORS
4.5% ALC./VOL. | 12 FL OZ

Tariff update

Update on implications of tariff implementation and developments

We have continued to undertake considerable contingency planning in recent months and are focused on what we can control in relation to tariffs. Assuming the current 10% tariff remains on UK and 15% European imports into the US, that Mexican and Canadian spirits imports into the US remain exempt under the United States - Mexico - Canada Agreement (USMCA), and that there are no other changes to tariffs, the unmitigated impact of these tariffs is estimated to be c.$200 million on an annualised basis.

As a result of our extensive supply chain and broad and advantaged portfolio, we have undertaken a number of actions to help mitigate the potential impact including inventory management, supply chain optimisation and re-allocation of investments. Given the actions to date and before any pricing, we expect to be able to mitigate around half of this impact on operating profit on an ongoing basis. Looking ahead, we will continue to work on measures to mitigate this impact further. Our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully. The expected impact of tariffs on the above basis for fiscal 26 is included in our guidance.

RESHAPED PRIORITIES FOR SUSTAINABLE GROWTH

Reshaped priorities to deliver *sustainable long-term performance*

Read more from *page 10*.

Deliver sustainable top-line growth
Increase operating leverage
Optimise returns
Maximise cash flow

ACCELERATE PROGRAMME

Accelerate: to deliver sustainable consistent performance, *first phase underway*

$3bn

Consistent cash delivery c.$3bn free cash flow per annum from fiscal 26, increasing as performance improves



Operating model
More agile global operating model to optimise investment and allocate resources effectively towards long-term sustainable growth



We aim to strengthen Diageo for the future by increasing agility, driving sustainable outperformance and increasing operating leverage

Cost savings target c.$625m
in cost savings programme, evenly over 3 years, to enable reinvestment in future growth and improved operating leverage



- A&P
- Trade spend optimisation
- Overheads
- Supply

Deleveraging
To be well within leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28 providing a lot more financial flexibility, and supported by selective disposals

- c.50% dropping through to bottom line
- c.50% re-invested for future growth

Accelerate - strengthening Diageo for the future

In May 2025, we launched the first phase of our Accelerate programme to create a more agile operating model, with clear cash delivery targets and a disciplined focus on operational excellence and cost efficiency. This change in how we do business is creating a stronger platform to optimise investment and is helping us allocate resources effectively towards long-term sustainable growth. The programme has been rolled out globally and is progressing well.

From fiscal 26, we aim to sustainably deliver c.$3 billion in free cash flow per annum, with further increases expected as business performance improves. We expect this to be supported by positive operating leverage from fiscal 26, reduced capital expenditure (down from around 7.7% of net sales in fiscal 25 to a mid-single-digit percentage over three years), and improvements in working capital, particularly in receivables and stock, including opportunities on maturing stock without compromising long-term growth.

This transformation is not just about cost efficiency, it is about enabling better, faster growth. Our operating model changes are designed to enhance Diageo's global agility by leveraging our scale more effectively, sharpening investment priorities, and accelerating decision-making. These efforts are closely linked to our internal drive to embed a mindset of everyday productivity across the organisation.

We expect to deliver approximately c.$625 million in cost savings over the next three years through efficiencies in A&P, overheads, supply chain, and trade investment. Around c.50% of these savings are expected to contribute to operating profit, with the remaining c.50% reinvested in growth areas such as digital and commercial capabilities.

We expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28, which will provide much more financial flexibility. We intend to deliver this through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

BUSINESS REVIEW

Our global *reach*

Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.

% share of reported net sales by region[1][2]



North America
40%
- US Spirits
- Diageo Beer Company (DBC) USA
- Canada
- Other (principally Travel Retail)

Latin America and Caribbean
9%
- Brazil
- Mexico
- CCA (Central America and Caribbean)
- Andean
- South LAC
- Other (principally Travel Retail)

Europe
24%
- Great Britain
- Southern Europe
- Northern Europe
- Ireland
- Türkiye
- Eastern Europe
- Other (principally Travel Retail)
- MENA

Africa
9%
- East Africa
- South-West-Central Africa
- Other

Asia Pacific
18%
- India
- Greater China
- Australia
- South East Asia
- North Asia
- Travel Retail Asia



(1) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2) Based on reported net sales for the year ended 30 June 2025. Does not include corporate net sales of $135 million (2024 – $123 million).

Fiscal 25	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EU million)	49.5	48.9	77.7	22.9	31.1
Reported net sales[1] ($ million)	7,973	4,821	3,635	1,847	1,834
Reported operating profit[2] ($ million)	2,222	823	890	509	283
Operating profit before exceptional items[3] ($ million)	3,053	1,302	930	528	283
Water efficiency index, percentage change compared to fiscal 20 baseline	5%	(17)%	(45)%	(18)%	(20)%
Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline	(23)%	13%	(38)%	(62)%	(45)%
Average number of employees[4]	3,243	10,608	8,634	4,408	2,967

(1) Excluding corporate net sales of $135 million (2024 – $123 million).
(2) Excluding net corporate operating costs of $392 million (2024 – $366 million).
(3) Excluding exceptional operating charges of $1,369 million (2024 – $56 million) and net corporate operating costs of $392 million (2024 – $366 million).
(4) Employees have been allocated to the region where they live.

Production facilities

The company owns manufacturing production facilities across the globe, including distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo's brands are also produced at plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.

The major facilities owned by Diageo with locations, principal activities, and products are presented in the table below as of 30 June 2025.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, coopering	beer, scotch, gin, vodka, rum, ready-to-drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Southern Europe	distilling, bottling, warehousing	vodka, rum, ready-to-drink, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready-to-drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready-to-drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur, ready-to-drink, bottled in East Africa (scotch)
South-West-Central Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, ready-to-drink
India	distilling, bottling, warehousing	rum, vodka, Indian whisky, gin, brandy, bottled in India (scotch)
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready-to-drink
Greater China	distilling, warehousing	Chinese whisky, Chinese white spirits

↗ For more details about our capital investments please see *page 226*.

Our route to consumer

We have five different routes to consumer models across our business. Most of the regions employ four of the five high-level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.

Wholesalers and Distributors

Diageo sells to a wholesaler or distributor who also sells a range of other brands and categories directly to end outlets where consumers can purchase our brands. Where required, this model may include a government control board (or similar), such as in certain states in the US and provinces and territories in Canada.

Modern Trade

Diageo sells directly to a customer who owns and manages retail outlets, who then in turn sells to consumers via their outlets.

eMarketplace

Diageo sells to a third-party digital marketplace customer where that customer sells to B2B customers and consumers.

Direct to Consumer

Diageo sells directly to consumers, predominantly through portals such as Thebar.com, which is a growing route to consumer model for our business. It allows for direct interface with our consumers rather than through third-party sites as in the eMarketplace model above.

Direct to Store

Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern Trade model. This model is less common than the other models. For example, it is used in Ireland for beer distribution.

BUSINESS REVIEW *continued*

North America

North America is the largest market for Diageo and represents over one-third of our net sales. We have a well-positioned portfolio of brands that leans into premiumisation and high-growth categories such as tequila. Our strategy is focused on accelerating sustainable growth through data-led insights, targeted investment and excellence in innovation and our route to market.

Key financials	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Other[1] $ million	2025 $ million	Reported movement %
Net sales	7,908	(10)	(41)	116	—	7,973	1
Marketing	1,627	—	(1)	(10)	—	1,616	(1)
Operating profit before exceptional items	3,236	(149)	(40)	9	(3)	3,053	(6)
Exceptional operating items[2]	(197)					(831)	
Operating profit	3,039					2,222	(27)

Markets	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
North America[3]	(0.8)	1.5	(1.2)	0.8
US Spirits[3]	(1.3)	1.6	(1.8)	1.0
DBC USA[4]	2.6	4.8	2.7	4.9
Canada[3]	(3.2)	(0.9)	(3.3)	(3.7)

(1) Fair value remeasurements. For further details see page 33.
(2) For further details on exceptional operating items see pages 33 and 158-160.
(3) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
(4) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.

Key financials:

Reported net sales grew 0.8%, mainly driven by organic growth which was partly offset by the impact of the Cîroc transaction.[5] Organic net sales grew 1.5%, with growth in US Spirits and Diageo Beer Company (DBC USA) offset by a slight decline in Canada. Volume declined 0.8%, with a slight decline in US Spirits and Canada offsetting positive growth in DBC USA, which was offset by positive price/mix of 2.3%.

Organic operating profit grew 0.3%, with marketing and supply efficiencies and productivity savings partially offset by increased overheads cost. Marketing spend which was targeted behind growth drivers, Don Julio and Crown Royal Blackberry, reduced by 0.7% through efficiencies. Operating margin of 38.3%, decreased 42bps organically.

Excluding the impact of the Cîroc transaction,[5] organic net sales grew 0.8% and organic operating profit declined 0.4%.

US Spirits highlights:[6]

Overall US Spirits net sales grew 1.6%, with positive price/mix of 2.9% offset by slight volume decline. Overall shipment growth was 1.6 percentage points ahead of depletions growth, with some variations across brands. US Spirits shipments grew ahead of depletions growth as distributors replenished inventory in particular of Don Julio and Crown Royal. We believe overall distributor inventory levels at the end of fiscal 25 remain appropriate for the current consumer environment and in line with historical levels.

- Tequila net sales grew 16.9%, driven by Don Julio, in particular strong growth in Don Julio Reposado, partially offset by a decline in Casamigos. Don Julio net sales grew 41.9%, growing both spirits industry and tequila category share, driven by the brand's cultural relevance and successful activation. Don Julio shipments grew ahead of depletions growth of 36% as distributors replenished inventory to levels we believe appropriate to accommodate strong consumer demand. Casamigos net sales declined 18% as a result of increased category competition driving lower demand.
- Crown Royal whisky net sales grew 3.8%, primarily driven by continued strong consumer demand for Crown Royal Blackberry, launched in the second half of fiscal 24. The innovation supported recruitment of consumers into spirits, the category and the Crown Royal trademark.
- Buchanan's net sales declined 26.0%, as the trademark lapped innovation inventory build on Buchanan's Pineapple in the prior year. Depletions declined 13%. Buchanan's scotch variants held share of the overall scotch category.
- Johnnie Walker net sales declined 10.6%, due to overall scotch category weakness. The Johnnie Walker trademark gained share of the scotch category and held share of total spirits, led by Johnnie Walker Black Label and Johnnie Walker Red Label.
- Vodka net sales declined 4.5%, due to increased competition in the category from RTD formats and overall category weakness. While Smirnoff lost category share, Ketel One gained share.
- Captain Morgan net sales declined 9.3%, due to rum category weakness. The primary Captain Morgan variant, Captain Morgan Original Spiced, gained share of the category.
- Bulleit whiskey net sales declined 7.3%. Bulleit held its share of US spirits but lost category share due to increased competition in the US whiskey category.

(5) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.
(6) Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.

Rest of North America

- DBC USA net sales grew 4.8%, driven by strong growth in Guinness variants including Guinness Draught, Guinness Extra Stout, and Guinness 0.0. Growth in innovations including Captain Morgan Sliced, Smirnoff Sunny Days, and Smirnoff Shorties was partially offset by softer Smirnoff Ice performance.

- Canada net sales declined 0.9%, reflecting a weaker spirits category amid a challenging regulatory and operational backdrop which was partially offset by strong growth in Guinness.





BUSINESS REVIEW *continued*

Europe

Europe is a diverse region with a trend-leading on-trade channel and tourism hotspots, all of which offer a strong platform for the development of our premium brands. It is also home to Diageo's biggest beer business and a stronghold for Guinness. We hold a leadership position across major categories and markets.

Key financials	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Other[1] $ million	Hyperinflation[2] $ million	2025 $ million	Reported movement %
Net sales	4,804	(12)	(24)	15	–	38	**4,821**	–
Marketing	873	11	(5)	16	–	3	**898**	3
Operating profit before exceptional items	1,379	(34)	(10)	(32)	(14)	13	**1,302**	(6)
Exceptional operating items[3]	(122)						**(479)**	
Operating profit	1,257						**823**	(35)

Markets	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
Europe[4]	(4.3)	0.3	(4.7)	0.4
Great Britain[4]	(0.9)	3.5	(0.8)	6.7
Southern Europe[4]	(6.3)	(6.0)	(8.2)	(7.0)
Ireland[4]	0.1	5.5	0.3	7.0
Northern Europe[4]	(14.0)	(13.9)	(14.4)	(13.2)
Türkiye[4]	(3.7)	20.9	(3.8)	4.6
Eastern Europe[4]	1.5	1.1	1.7	2.9
MENA	1.8	2.3	1.9	2.5

(1) Fair value remeasurements. For further details see page 33.
(2) See pages 154 and 214-215 for details on hyperinflation adjustments.
(3) For further details on exceptional items see pages 33 and 158-160.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 213-220.

Key financials:

Reported net sales grew 0.4% broadly in line with organic net sales, which increased 0.3%. Volume decline of 4.3% was offset by price/mix up 4.5%. Growth in Türkiye, Great Britain and Ireland was mostly offset by Northern Europe and Southern Europe. Favourable price/mix in Guinness in Great Britain and Ireland, coupled with Türkiye pricing adjustments in response to inflation helped overall price/mix.

Organic operating profit declined 2.5%, driven by the global Premier League partnership and increased investment in technology, this was partially offset by positive price, largely driven by Türkiye. Marketing investment grew 1.9%, ahead of organic sales growth, supporting strong Guinness growth in Great Britain, Ireland and Eastern Europe. Operating margin of 27.0%, decreased 80bps organically.

Market highlights:

- Great Britain net sales grew 3.5%, driven by double-digit organic net sales growth in Guinness despite temporary supply constraints. This was partially offset by a mid-single-digit decline in spirits net sales due to overall category weakness. In spirits, a continued focus on tequila delivered strong growth, particularly in Casamigos. Guinness gained category share in both the on-trade and off-trade channels, supported by effective brand building, the Premier League partnership and very strong momentum in Guinness 0.0. Notably, Guinness 0.0 is now the #1 non-alc beer in Great Britain and is the fastest growing non-alc beer.[5] Following a period of decline, RTD net sales were broadly flat, resulting from a number of initiatives implemented to stabilise demand.
- Southern Europe net sales declined 6.0%, due to performance in France which was adversely impacted by the transition to a new distribution model, and a broader decline in the spirits category. Diageo transitioned distribution of its malts and luxury brands in March 2024 from its joint venture with Moët Hennessy to direct distribution by Diageo France with the remaining brands moved in January 2025. Despite category challenges in the wider market, our market share of spirits grew, led by Johnnie Walker and Don Julio and supported by strong activation.
- Ireland net sales grew 5.5%, driven by the continued growth of Guinness. Strong share gain in the on-trade in Guinness was supported by effective brand building and the continued roll-out of Guinness 0.0 Draught which is now in more than 2,300 on-trade outlets. The market also delivered market share gain in spirits and TBA in a declining environment, supported by strong in-market execution.
- Northern Europe net sales declined 13.9%, primarily driven by strategic scotch pricing in Germany which negatively impacted performance. While the overall spirits category remained challenging, share gains were delivered across key categories including gin, rum, tequila and liqueurs.
- Türkiye net sales grew 20.9%, primarily driven by pricing adjustments in response to inflation. This resulted in a 3.7% volume decline, mainly in raki, as tight monetary policy and stagnant minimum wages slowed consumption. Despite the challenging environment, Johnnie Walker, Gordon's and Baileys delivered strong double-digit volume and organic net sales growth, supported by focused investment and targeted pricing actions.
- Rest of Europe net sales declined 0.4%, growth was impacted by the volatile environment influenced by political conflicts in the region which has impacted consumers; this was largely offset by strong Guinness performance in Eastern Europe and tequila in MENA. A dedicated MENA market was established at the end of fiscal 24 to capture long-term growth opportunities across the region.

(5) RSV R12M Nielsen (14/06/2025)/CGA (17/05/2025).

Asia Pacific

In Asia Pacific, our focus is to grow in both developed and emerging markets across our entire portfolio. We manage our portfolio to meet the demands of the growing middle class, and aim to inspire our consumers to drink better, not more.

Key financials	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	2025 $ million	Reported movement %
Net sales	3,817	(41)	(21)	(120)	**3,635**	(5)
Marketing	651	–	(5)	(16)	**630**	(3)
Operating profit before exceptional items	1,063	(11)	(7)	(115)	**930**	(13)
Exceptional operating items[1]	375				**(40)**	
Operating profit	1,438				**890**	(38)

Markets	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
Asia Pacific[2]	3.9	(3.2)	3.7	(4.8)
India	5.1	7.1	5.1	4.6
Greater China[2]	8.4	(9.0)	8.5	(8.9)
Australia[2]	(2.4)	(6.9)	(2.4)	(7.8)
South East Asia[2]	(3.7)	(7.0)	(3.6)	(6.0)
Travel Retail Asia[2]	(8.7)	(24.3)	(8.5)	(23.3)
North Asia[2]	(7.3)	0.9	(13.2)	(10.4)

(1) For further details on exceptional items see pages 33 and 158-160.
(2) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.

Key financials:

Reported net sales declined 4.8%, due to organic net sales decline, the disposal of Windsor and unfavourable foreign exchange. Organic net sales declined by 3.2%, due to continued macroeconomic challenges, notably in China and South East Asia, category pressure in Travel Retail Asia and the transition to a licence brewing model for Guinness in Australia and New Zealand. This was partially offset by India where performance was strong, supported by good volume growth.

Organic operating profit declined 11.0%, driven by adverse market and category mix, particularly the decline in Travel Retail Asia. Marketing investment declined 2.5%, largely driven by reduced investment in China, which was partially offset by increased spend in India. Operating margin of 25.6%, decreased 223bps organically.

Market highlights:

- India net sales grew 7.1%, driven by strong volume growth in the Prestige & Above segment supported by positive price/mix, and business re-commencing in the state of Andhra Pradesh after a five-year hiatus. Double-digit growth in Black & White, Signature and Royal Challenge stood out along with positive growth in McDowell's.
- Greater China net sales declined 9.0%, resulting from challenging macroeconomic conditions. In response to the consumer environment there was a deliberate strategic portfolio shift towards white spirits and lower aged malts, which supported strong volume growth and market share gain in international spirits, but resulted in negative price/mix. Chinese white spirits was adversely impacted by lapping strong double-digit growth due to last year's inventory restocking and reduced consumption occasions across the baijiu category.
- Australia net sales declined 6.9%, reflecting softness in Johnnie Walker and in RTDs. This was partially offset by strong Guinness performance in the first half. In the second half, Diageo transitioned its beer route-to-market to a licence brewing model, a strategic shift to support the long-term growth of Guinness in the market.
- South East Asia net sales declined 7.0%, mainly due to a double-digit decline in Vietnam where performance was adversely impacted by a route-to-market transformation implemented in response to evolving local market dynamics.
- North Asia net sales grew 0.9%, driven by strong performance in Japan offset by a decline in Korea given overall market weakness. Growth in Japan was underpinned by the launch of Johnnie Walker Black Ruby and the stabilisation of Johnnie Walker Black Label in the on and off-trade.
- Travel Retail Asia net sales declined 24.3%, due to softer consumption and continued retail inventory destocking. Despite this, the business gained share, driven by the Johnnie Walker portfolio and Don Julio.

BUSINESS REVIEW *continued*

Latin America and Caribbean

In Latin America and Caribbean (LAC), we are aiming to increase our market share through focused consumer-centric delivery across core categories including whiskey, gin, tequila and vodka. We do this through targeted marketing investment in consumer-focused occasions where traditionally non-spirit TBA products have had a strong presence.

Key financials	2024 $ million	Exchange $ million	Acquisitions and disposals $ million	Organic movement $ million	Hyperinflation[1] $ million	Other[2] $ million	2025 $ million	Reported movement %
Net sales	1,839	(179)	3	167	17	—	1,847	—
Marketing	306	(35)	—	26	7	—	304	(1)
Operating profit before exceptional items	502	(61)	(7)	63	1	30	528	5
Exceptional operating items[3]	—						(19)	
Operating profit	502						509	1

Markets	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
Latin America and Caribbean	3.2	9.2	3.6	0.4
Brazil	3.8	18.0	3.8	4.1
Mexico	(4.3)	5.4	(4.3)	(7.3)
CCA	7.3	6.4	7.5	6.9
Andean[4]	23.2	21.5	32.9	12.9
South LAC[4]	(2.9)	(6.3)	(2.9)	(14.1)

(1) See pages 154 and 214-215 for details on hyperinflation adjustments.
(2) Fair value remeasurements. For further details see page 33.
(3) For further details on exceptional items see pages 33 and 158-160.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.

Key financials:

Reported net sales grew 0.4%, with unfavourable foreign exchange almost fully offsetting strong organic growth. Organic net sales grew 9.2%, with volume up 3.2% and price/mix growth of 6.0%. Price/mix benefitted from favourable comparatives given lapping prior year promotion activity and effective pricing in Brazil due to premiumisation. We believe that inventory levels at the end of fiscal 25 remain at an appropriate level for the current consumer environment.

Organic operating profit increased 11.7%, driven by productivity savings, pricing in Brazil, positive mix and reduced levels of promotional spend. Marketing investment increased 8.7% and was focused on core brands. Operating margin of 28.6%, increased 68bps organically.

Market highlights:

- Brazil net sales grew 18.0%, driven by volume growth and positive price/mix. This strong performance reflects premiumisation and strategic pricing actions, supported by a more stable consumer environment and targeted investment. Growth was led by scotch, particularly Johnnie Walker and Old Parr, supported by both positive volume and price/mix. Brazil is a key strategic market for RTDs, with Smirnoff driving strong growth through targeted investment and strong in-market execution.

- Mexico net sales grew 5.4%, as the consumer environment began to stabilise over the year, though momentum remained subdued. Growth was largely driven by Don Julio, primarily reflecting the lapping of significant promotional activity in the prior year and suppressed volume. This was partially offset by a decline in whisky, mainly Buchanan's.
- CCA net sales grew 6.4%, given favourable scotch and tequila performance.
- Andean (Colombia and Venezuela) net sales increased 21.5%, mainly due to Buchanan's and Old Parr, as a result of market stabilisation.
- South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 6.3%, driven by the volatile macroeconomic and the weakening consumer environment adversely impacting consumption. Despite the challenging environment, the market delivered market share gain.

Africa

In Africa, we manage an exciting TBA portfolio. With a growing emphasis on premiumisation, we're focusing on Scotch, vodka, gin, and tequila alongside a vibrant local spirits portfolio. We hold a leading position in premium beer in many countries with Guinness and are expanding our footprint in the ready-to-drink category.

Key financials	2024 $ million	Exchange $ million	Reclassification[1] $ million	Acquisitions and disposals $ million	Organic movement $ million	Hyperinflation[2] $ million	2025 $ million	Reported movement %
Net sales	1,778	121	(67)	(146)	150	(2)	1,834	3
Marketing	205	8	—	(13)	(8)	—	192	(6)
Operating profit before exceptional items	131	59	—	37	59	(3)	283	116
Exceptional operating items[3]	—						—	
Operating profit	131						283	116

Markets	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %
Africa[4]	3.7	10.5	(3.1)	3.1
East Africa	2.0	0.1	0.0	0.1
SWC Africa[4][5]	6.1	15.8	25.8	26.6

(1) Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2) See pages 154 and 214-215 for details on hyperinflation adjustments.
(3) For further details on exceptional items see pages 33 and 158-160.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
(5) Reported volume and reported net sales movements do not include the Guinness Nigeria PLC disposal.

Key financials:

Reported net sales grew 3.1%, with strong organic net sales growth partly offset by a reclassification as a result of route-to-market change. Organic net sales grew 10.5%, with growth across all markets, most notably, double-digit growth in Ghana, South Africa and Tanzania. Volume grew 3.7% and price/mix grew 6.9%, with the latter mainly due to pricing and premiumisation through East Africa.

Organic operating profit grew 27.7% driven by the positive impact of pricing. Marketing investment declined by 4.4% due to efficiencies and change in portfolio and marketing mix. Operating margin of 15.4%, increased 232bps organically.

Market highlights:

- East Africa net sales grew 7.0%, with growth delivered across Kenya, Uganda and Tanzania. Performance was driven by strong growth in beer, rum, and scotch, partially offset by declines in gin and vodka. Beer delivered strong single-digit growth, led by local brands, Serengeti and White Cap, as well as Guinness. Performance in rum was driven by local flavour innovation on Kenya Cane. The transition to an independent route-to-market for premium-plus-spirits supported double-digit growth in Johnnie Walker.
- SWC Africa (South, West and Central Africa) net sales grew 15.8%, driven by double-digit organic volume and net sales growth in Ghana supported by an improving macroeconomic environment. Double-digit growth in Malta Guinness and Guinness was the result of increased distribution and favourable pricing. Strong growth in Gordon's led to share gains in the gin category in South Africa, following the change in the route-to-market. This was partially offset by softness in Johnnie Walker, attributed to increased competition. In the second half of the fiscal year, a route-to-market change was implemented on Smirnoff RTDs in South Africa, to unlock growth in one of the fastest growing TBA categories.

BUSINESS REVIEW *continued*

Category and *brand review*

For the year ended 30 June 2025

Key categories

	Organic volume movement[1] %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits[2]	–	–	(2)	76
Scotch	(2)	(4)	(7)	22
Tequila	15	18	17	13
Vodka[3][4]	(4)	(5)	(9)	8
Canadian whisky	5	3	3	7
Rum[4]	(3)	(5)	(7)	5
Liqueurs	(7)	(4)	(4)	5
Gin[4]	(1)	(4)	(11)	4
IMFL whisky	7	10	8	4
Chinese white spirits	5	(8)	(8)	3
US whiskey	(8)	(9)	(9)	2
Beer	6	10	10	18
Ready to drink	4	2	–	4

Key brands[5]

	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(3)	(5)	(7)
Don Julio	41	38	37
Guinness	14	13	12
Crown Royal	4	3	3
Smirnoff	(3)	(5)	(6)
Baileys	(1)	(4)	(3)
Captain Morgan	(3)	(6)	(6)
Casamigos[7]	(16)	(16)	(16)
Shui Jing Fang[8]	5	(8)	(8)
McDowell's	2	7	4

(1) Organic equals reported volume movement except for spirits (1)%, vodka (5)%, liqueurs (8)%, gin (2)%, beer 3%, and ready to drink (2)%.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Vodka includes Ketel One Botanical.
(4) Vodka, rum and gin include IMFL variants.
(5) Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(6) Organic equals reported volume movement, except for Guinness 11%, Baileys (2)% and Captain Morgan (4)%.
(7) Casamigos trademark includes both tequila and mezcal.
(8) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

GROUP FINANCIAL REVIEW

Group financial *review*

Key financials - certain line items

Year ended 30 June 2025	30 June 2024 Reported $ million	Exceptional operating items (c) $ million	Exchange (a) $ million	Acquisitions and disposals (b) $ million	Organic movement[1] $ million	Fair value remeasurement (d) $ million	Reclassification[2] $ million	Hyperinflation[1] $ million	30 June 2025 Reported $ million
Sales	27,891	–	(283)	(264)	570	–	–	50	27,964
Excise duties	(7,622)	–	164	35	(232)	–	(67)	3	(7,719)
Net sales	20,269	–	(119)	(229)	338	–	(67)	53	20,245
Cost of sales	(8,071)	(18)	(88)	180	(114)	30	67	(58)	(8,072)
Gross profit	12,198	(18)	(207)	(49)	224	30	–	(5)	12,173
Marketing	(3,691)	–	17	24	(2)	–	–	(10)	(3,662)
Other operating items	(2,506)	(1,407)	(10)	(2)	(260)	(17)	–	26	(4,176)
Operating profit	6,001	(1,425)	(200)	(27)	(38)	13	–	11	4,335
Other line items:									
Non-operating items	(70)								(220)
Taxation (e)	(1,294)								(999)

(1) For the definition of organic movement and hyperinflation, see pages 213-220.
(2) Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(i) Reported figures in the table above have been extracted from the condensed consolidated income statement for the years ended 30 June 2024 and 30 June 2025.
(ii) Acquisitions and disposals, organic movement, fair value remeasurement, reclassification and hyperinflation figures have been calculated at the prior period weighted average exchange rates.

(a) Exchange

The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2025 is set out in the table below.

	Gains/(losses) $ million
Translation impact	4
Transaction impact	(204)
Operating profit before exceptional items	(200)
Net finance charges – translation impact	(69)
Net finance charges – transaction impact	70
Net finance charges[1]	1
Associates – translation impact	2
Profit before exceptional items and taxation	(197)

(1) For more information about Finance income and charges please see page 161.

	Year ended 30 June 2025	Year ended 30 June 2024
Exchange rates		
Translation $1 =	£0.77	£0.80
Transaction $1 =	£0.80	£0.82
Translation $1 =	€0.92	€0.93

(b) Acquisitions and disposals

The acquisitions and disposals movement in the year ended 30 June 2025 was primarily attributable to the acquisition of Ritual Beverage Company LLC, the disposals of the Pampero brand and the Cacique brand, the new Cîroc contractual arrangement in North America and the disposal of Guinness Nigeria PLC.

 See *pages 166-169* for further details.

(c) Exceptional items

In the year ended 30 June 2025, exceptional operating items were a charge of $1,369 million due to impairment of investments in associates and other investments, brands, tangible fixed assets, other assets and other related charges ($910 million), charges for the Accelerate programme, that includes supply chain agility programme ($225 million), the distribution model change in France ($145 million), various dispute and litigation matters ($51 million) and the reversal of rum cover-over income ($38 million). In the year ended 30 June 2024, exceptional operating items were a gain of $56 million, mainly driven by a net gain of $224 million due to impairment reversal, various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million).

In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness Nigeria PLC ($125 million) and loss on the prospective sale of Guinness Ghana Breweries PLC ($114 million). In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million, mainly driven by the loss on the sale of the Windsor business in Korea ($58 million).

In the year ended 30 June 2025, exceptional finance income was in relation to borrowing costs capitalised of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.

See *pages 158-160* for further details.

(d) Fair value remeasurement

In the year ended 30 June 2025, the adjustment to cost of sales of a gain of $13 million reflects the elimination of fair value changes for biological assets in respect of growing agave plants for the production of tequila (2024 – $17 million loss). The adjustments to marketing and other operating expenses of a gain of $139 million were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions (2024 – $156 million gain).

GROUP FINANCIAL REVIEW *continued*

(e) Taxation

In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.

On this new basis, the reported tax rate for the year ended 30 June 2025 was 29.9% compared with 25.6% for the year ended 30 June 2024.

Included in the tax charge of $999 million in the year ended 30 June 2025 is a net exceptional tax credit of $214 million, including an exceptional tax credit of $138 million in relation to brand impairments and tangible fixed assets, a tax credit of $46 million in respect of restructuring programmes, a tax credit of $36 million in respect of Diageo's agreement with LVMH on the termination of their joint operation in France, and a tax credit of $12 million in respect of various dispute and litigation matters in North America, partially offset by $15 million tax charge in respect of capitalised borrowing costs and $3 million tax charge in respect of sale of businesses and brands.

Included in the tax charge of $1,294 million in the year ended 30 June 2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by a tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready-to-drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.

The tax rate before exceptional items for the year ended 30 June 2025 was 24.9% compared with 25.1% for the year ended 30 June 2024.

We expect the tax rate before exceptional items for the year ending 30 June 2026 to be in the region of 25%.

(f) Dividend

The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes current performance trends, including sales, profit after tax and cash generation. Diageo aims for dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2025, dividend cover was 1.6 times (2024 - 1.7 times). The group will keep future returns of capital, including dividends, under review to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend of 62.98 cents per share (2024 - 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 October 2025. The ex-dividend date is 16 October 2025 for holders of ordinary shares and 17 October 2025 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 4 December 2025. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.

Movements in net borrowings and equity

Movements in net borrowings

	2025 $ million	2024 $ million
Net borrowings at the beginning of the year	**(21,017)**	(19,582)
Free cash flow (1)	**2,748**	2,609
Movements in loans, other investments and other financial assets	**(195)**	(47)
Acquisitions (2)	**(35)**	(6)
Investment in associates (2)	**(84)**	(133)
Sale of businesses and brands (3)	**143**	87
Share buyback programme	**–**	(987)
Net sale of own shares for share schemes	**15**	21
Net sale/(purchase) of treasury shares in respect of subsidiaries	**8**	(10)
Dividend paid to non-controlling interests	**(138)**	(117)
Net movements in bonds (4)	**1,527**	558
Purchase of shares of non-controlling interests (5)	**(9)**	(223)
Net movements in other borrowings (6)	**(629)**	(106)
Equity dividend paid	**(2,298)**	(2,242)
Unclaimed dividends and share forfeiture	**30**	–
Net increase/(decrease) in cash and cash equivalents	**1,083**	(596)
Net increase in bonds and other borrowings	**(898)**	(453)
Exchange differences (7)	**(921)**	(199)
Other non-cash items	**(101)**	(187)
Net borrowings at the end of the year	**(21,854)**	(21,017)

(1) See page 217 for the analysis of free cash flow.

(2) On 24 September 2024, Diageo completed the acquisition of, and paid $23 million, net of cash acquired, for the remaining issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao Spirits & Beverages Private Limited. In the year ended 30 June 2024, Diageo paid $6 million in respect of prior year acquisitions. In the years ended 30 June 2025 and 30 June 2024, investment in associates included additional investments in a number of Distill Ventures associates.

(3) In the year ended 30 June 2025, sale of businesses and brands included the disposal of the Cacique brand for a net cash consideration, net of disposal costs, of $67 million, the disposal of Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $53 million and the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $55 million. In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of Windsor Global Co., Ltd.

(4) In the year ended 30 June 2025, the group issued bonds of €2,200 million ($2,452 million - net of discount and fee) consisting of €700 million ($780 million - net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million - including issuance premium) 3.125% fixed rate notes due 2031, €700 million ($776 million - net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million - net of discount and fee) 3.75% fixed rate notes due 2044, $750 million ($748 million - net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million - net of discount and fee) 5.625% fixed rate notes due 2035 and repaid bonds of $600 million and €1,600 million ($1,816 million). In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of$800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026) and repaid bonds of $500 million and €1,100 million ($1,167 million).

(5) In the year ended 30 June 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the remaining 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs.

(6) In the year ended 30 June 2025, the net movements in other borrowings principally arose from the $479 million repayment of commercial paper and $114 million repayment of lease liabilities. In the year ended 30 June 2024, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities.

(7) In the year ended 30 June 2025, exchange losses arising on net borrowings of $921 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and on foreign currency swaps and forwards. In the year ended 30 June 2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents, partially offset by favourable movements on foreign currency swaps and forwards.

Movements in equity

	2025 $ million	2024 $ million
Equity at the beginning of the year	**12,070**	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (1)	**–**	51
Adjusted equity at the beginning of the year	**12,070**	11,760
Profit for the year	**2,538**	4,166
Exchange adjustments (2)	**452**	(645)
Remeasurement of post-employment benefit plans net of taxation	**(2)**	(61)
Purchase of shares of non-controlling interests (3)	**(7)**	(223)
Change in non-controlling interests from sale of business	**9**	–
Hyperinflation adjustments net of taxation (1)	**264**	365
Dividend declared to non-controlling interests	**(140)**	(121)
Equity dividend declared	**(2,298)**	(2,243)
Share buyback programme	**–**	(997)
Other reserve movements	**292**	69
Equity at the end of the year	**13,178**	12,070

(1) See pages 154 and 214-215 for details on hyperinflation adjustments.

(2) Exchange movements in the year ended 30 June 2025 primarily arose from exchange gains driven by sterling. Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro.

(3) In the year ended 30 June 2024, the purchase of shares of non-controlling interests of $223 million represented the acquisition of 50% of DeLeon Holdco LLC's share capital.

Post-employment benefit plans

The net surplus of the group's post-employment benefit plans increased by $35 million from $717 million at 30 June 2024 to $752 million at 30 June 2025. The increase in net surplus was predominantly attributable to the favourable changes in the discount and inflation rates in the UK and Ireland that was partially offset by the adverse change in the market value of assets held by the post-employment benefit plans in the UK and the experience loss arising from the triennial valuation of the UK post-employment schemes.

Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2026 are estimated to be approximately $45 million.

SPIRIT OF PROGRESS



Doing business the right way, *from grain to glass*

We manage our business for the long-term, and have always believed that doing business the right way, from grain to glass, builds trust and credibility with our stakeholders. 'Spirit of Progress' is our action plan to deliver on this commitment. We identify and monitor the most material risks and opportunities for our business, using these insights to shape our strategy and drive change where we can have impact at scale. The plan evolves over time to ensure we focus our resources on the most critical issues aligned with our footprint and areas of influence.





IT CAN TAKE HOURS TO SET YOUR LINEUP FOR SUNDAY.
IT ONLY TAKES A MINUTE TO MAKE A PLAN SO YOU DON'T DRIVE IMPAIRED.
TAKE A MINUTE MAKE A PLAN
NEVER DRIVE IMPAIRED
DIAGEO MADD Uber
TAKEAMINUTENOW.COM

Doing business the right way

- Embed integrity in everything we do
- Stand up for human rights

Read more on *pages 38-39.*

- Build and monitor our distinct culture
- Protect our people through a robust health and safety strategy

Read more on *pages 40-43.*

DOING BUSINESS THE RIGHT WAY IS CORE TO OUR THREE 'SPIRIT OF PROGRESS' PRIORITIES



Promote positive drinking

- Change the way the world drinks for the better
- Address the harmful use of alcohol and promote moderation
- Responsibly market our products



Read more on *pages 44-45.*



Pioneer grain to glass sustainability

- Preserve the natural resources we all depend on, building the resilience of our business and protecting our licence to operate



Read more on *pages 46-57.*



Champion inclusion and diversity

- Create an environment where everyone contributes to a better business

Read more on *pages 58-59.*

As our stakeholders' expectations and business evolve, so does our assessment of material impacts, risks and opportunities and our strategy to address them. To update our strategy, we regularly assess stakeholder feedback, performance against targets and business needs. While we focus on factors we can influence, external uncertainties remain, making our roadmaps subject to change.

Each year, we conduct a review of our targets. This year, we further considered the results of an updated ESG issues assessment[1] ahead of compliance with the European Union's (EU) Corporate Sustainability Reporting Directive (CSRD) in 2028, as well as updated Science Based Targets initiative (SBTi) emission reduction targets.

Our updated emissions reductions, regenerative agriculture and packaging ambitions were adjusted in fiscal 25 to reflect the updated ESG issues assessment and our new SBTi targets. The target review was led by the Executive Committee members and approved by the Board.

How we take action and measure our performance

This section of the Annual Report sets out our progress against our priority 'Spirit of Progress' ambitions. In our ESG Reporting Index, we include reporting on other goals and other actions which support our strategy.



Doing business the *right way*

Key policies

- Code of Business Conduct
- Global Human Rights Policy
- Dignity at Work Policy
- Global Health, Safety and Wellbeing Policy

Promote positive drinking	*Pioneer* grain to glass sustainability	*Champion* inclusion and diversity
Key policies • Global Employee Alcohol Policy • Diageo Marketing Code	**Key policy** • Global Environment Policy	**Key policy** • Code of Business Conduct
Targets	**Targets**	**Ambitions**
Education on the dangers of alcohol misuse • Underage drinking*,^ • Drink driving^	**Water stewardship** • Using water efficiently* • Replenishing water for communities^ • Advocating for water stewardship	**Increasing the diversity of our leadership team** • Gender diversity* • Ethnic diversity*
	Responsible sourcing • Launching regenerative agriculture programmes	**Promoting inclusivity through hospitality and skills education** • Learning for Life and other hospitality and skills programmes
	Emission reductions • Reducing emissions from our operations*,^ • Reducing emissions from our value chain • Increasing the recycled content of our packaging	

* Targets and ambitions which are included in our long-term incentive plans (through fiscal 27).
^ Targets and ambitions which are included in our long-term incentive plans (from fiscal 26). For more details refer to page 133.

Governance

Both the Board and the Executive Committee oversee 'Spirit of Progress'. The Board reviews our most material topics through our ESG issues assessment, our ESG strategy and our targets used to measure our strategy in action. The Chief Executive is ultimately accountable for the performance against 'Spirit of Progress' ambitions. Each target has an Executive Committee member accountable for the delivery with regular performance reviews conducted by the Executive Working Group (EWG).

New regulatory frameworks

We continue to voluntarily report against the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) frameworks in our ESG Reporting Index.

We are monitoring regulation developments in both the United Kingdom and the EU. In February 2025, the EU proposed changes to CSRD through an Omnibus package, including a two-year delay for companies with significant operations in the EU. We are also monitoring the 'UK Sustainability Reporting Standards', which are aligned to International Sustainability Standards Board (ISSB) requirements. We intend to apply both CSRD and the UK standards as soon as required under EU and UK law.

Given the interconnectivity of climate and nature, we have incorporated some of the Task Force for Nature-related Financial Disclosures (TNFD) into our Task Force on Climate-related Financial Disclosures (TCFD) reporting.

In the United States, California has enacted the Voluntary Carbon Market Disclosures Act, California Assembly Bill No. 1305 (AB-1305) requiring companies operating in California to make certain disclosures regarding carbon emissions reduction claims, and voluntary carbon offsets. We provide disclosures pursuant to AB-1305 in this section of the Annual Report, our ESG Reporting Index and our responses to CDP (formerly known as the Carbon Disclosure Project) climate change questionnaire, available through CDP's website.

Reporting transparently

We define our performance measures carefully, along with clear reporting boundaries and methodologies. For more details, see the website.

(1) Refer to our ESG Reporting Index, page 3, for information on our updated ESG issues assessment, conducted with reference to the EU's Corporate Sustainability Reporting Directive, in advance of compliance with the directive in fiscal 28.

DOING BUSINESS THE RIGHT WAY



Business *integrity* and Human *rights*

We want to do business the right way every day, everywhere. We expect all stakeholders, including our people and suppliers, to demonstrate integrity, live our values and behave in an ethical way as set out in our Code of Business Conduct.

↗ For more details, see the website *www.diageo.com.*

Business integrity

A culture of business integrity is foundational to our identity and delivery of our Growth Ambition. Each of us has a responsibility for doing business the right way. By valuing not only what we do, but how we conduct business, we generate success worth celebrating.

Code of Business Conduct (Our Code)

Our Code sets out the basis for how we work and conduct business. It lists key principles which guide our day-to-day operations, decisions and interactions with colleagues and other stakeholders. Our Code forms what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour.

All Diageo employees are required to complete our Code of Business Conduct training annually, via either routine annual training or as part of new-joiner onboarding.

Additionally, all eligible[1] employees are required to certify that they have read, understood and complied with our Code of Business Conduct and supporting global policies during the previous financial year through an annual compliance certification declaration. The training is delivered through an interactive e-learning module, with classroom sessions provided for those without regular computer access.

In fiscal 25, employees engaged with our Code through local Business Integrity Day activations. Markets shaped integrity conversations around their local priorities, supported by global resources and guidance. This flexibility led to more relevant, resonant sessions that strengthened understanding, sparked meaningful dialogue, and reinforced the everyday role of integrity in how we work.

Encouraging people to speak up

We encourage our employees to report potential breaches of our Code or policies through our global confidential grievance and whistleblowing service, SpeakUp. The service, which is available through various channels (email, telephone and internet) in 20 languages, is monitored by the business integrity team to ensure that all allegations are handled appropriately, confidentially and fairly.

Managing third-party risks

Maintaining business integrity is crucial in our interactions with third parties. Our Know Your Business Partner (KYBP) programme is designed to identify potential risks before entering into contractual agreements. In fiscal 25, we enhanced our KYBP governance process and tools by leveraging our KYBP centres of practice, which has led to greater standardisation of our procedures.

Standing up for human rights

At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We remain committed to acting with integrity in our roles, to ensure we are doing business in the right way. We act in line with the UN Guiding Principles on Business and Human Rights (UNGPs) and are committed to embedding respect for human rights into everyone's working day, in every country throughout our business and supply chain. Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, value chain and communities.

Our human rights governance

Our Code and Global Human Rights Policy play an integral part of ensuring that Diageo's culture is aligned with our purpose and values. Our Code has been approved by our Board of Directors and our Global Human Rights Policy has been approved by our Chief Executive. Our human rights strategy is reviewed on a periodic basis by the Audit Committee of the Board and by the Executive's Audit and Risk Committee (ARC) as part of our mitigation of our principal risk on business ethics and integrity. Responsibility for delivery is shared between the members of Diageo's Executive Committee that are responsible for the human rights of our employees, suppliers and communities. Our Executives, senior business leaders and functional specialists lead the agenda via our Human Rights Steering Group (group and market level), and assess risks, emerging issues, compliance and remediation within our enterprise risk management processes.

Providing access to grievance mechanisms

We encourage everyone, including any affected stakeholders, to report potential breaches of our Code or policies, including human rights, through our global confidential grievance and whistleblowing service, SpeakUp.

Focusing on salient human rights risks

In fiscal 24, we refreshed our assessment of salient risks that are most relevant to our business as specified in the Declaration on Fundamental Principles and Rights at Work and the UNGPs. We looked at human rights benchmarks for our industry, priority commodities in our supply chain and the increasing interdependence between human rights and climate impacts.

The assessment identified the following salient risks: health and safety, wages and benefits, working time, harassment and bullying, discrimination, freedom of association and collective bargaining, child labour, forced labour, water sanitation and hygiene and land rights. Whilst we conduct ongoing due diligence in all areas, we have prioritised health and safety, wages and benefits, working time, harassment and bullying, and discrimination based on severity, likelihood, attribution, leverage and breach data.

Vulnerable groups

We recognise that some groups of people are more vulnerable to human rights breaches and pay particular attention to these groups within our risk assessments. Determined by human rights frameworks, our value chain and human rights impact assessments, our vulnerable groups are women, ethnic minorities, persons with disabilities, the LGBTQIA+ community, indigenous peoples, migrant workers, contract and temporary workers, and children.

(1) For more details, see the Non-Financial Reporting Boundaries and Methodologies, available on our website.

Assessing risk in our direct operations

We use a variety of risk assessment tools in our direct operations to identify risk.

This includes self-assessment questionnaires for all direct operations, third-party human rights assessments for high-risk direct operations and deep dive assessments for groups that we consider more vulnerable to our salient risks. In fiscal 25, all direct operations completed an annual self-assessment questionnaire and four high-risk direct operations undertook a third-party assessment, keeping us on track to assess all high-risk direct operations by the end of fiscal 27. We use the insights from the assessments to develop action plans to resolve material human rights concerns and strengthen our approach. Where needed, we involve external experts to ensure our plans are robust.

Assessing risk and compliance in our supply chain

Our Responsible Sourcing programme, led by our Supplier Excellence team, follows a risk-based approach to assessing adherence to our Partnering with Suppliers standard. Suppliers are risk-assessed against the following three criteria: location of supplier site, category of product or service and amount of spend. Suppliers who are assessed as high risk are required to undertake an independent third-party Sedex Members Ethical Trade Audit (SMETA) or an equivalent four-pillar ethical audit. This year we strengthened our approach by increasing our supplier compliance target from 65% to 85%. We began screening for human rights with higher-risk potential suppliers before onboarding. This helps us make more informed decisions on human rights risks and gives us the chance to assess and mitigate the salient issues before we contract with a supplier.

We have also mapped our salient risks within our priority supply chains allowing us to prioritise our actions and drive positive social impact where it is needed most. Part of this assessment includes identifying the scale, scope, remediability and likelihood of our salient risks through different parts of our supply chain. These findings are helping us to focus our interventions on specific human rights issues in the supply chain for greater impact. For more information, please refer to the ESG Reporting Index and Modern Slavery Statement.

Taking action to mitigate human rights risks

Where we identify human rights risks, we take actions to mitigate them. Some examples of these mitigations are:

- Building the capability of our Risk Management Committees and conducting a mandatory risk deep dive to ensure we are effectively managing the risk.
- Our Global Brand Promoter standard and training establishes principles and guidelines to protect brand promoters from the risk of sexual harassment. This training is now available in 17 languages globally. To date we have trained over 200 agencies and over 18,000 brand promoters.

- Our Child Labour Prevention programme provides training for smallholder farmers in Africa. This year we trained 282 farmers in Uganda, who will go on to train up to 10,000 people in their communities.
- Our collaboration with AIM-Progress has resulted in targeted training on child and forced labour in the United States. This free, open-access training is available to all our suppliers, labour and service providers.
- Our partnership with external parties assesses and addresses the health impacts of heat stress in sugarcane farming for our rum supply chain through improved access to sunshades, drinking water, personal protective equipment and adequate rest schedules.
- Our collaboration with AIM-Progress and Oxfam aims to strengthen supplier grievance mechanisms, improve access to remediation for workers and build supplier capability to support long-term improvement.

Assessing the effectiveness of our approach

We measure the effectiveness of our human rights governance through our internal assurance framework and third-party human rights assessments. We continue to enhance our risk mitigation plans based on lessons learned.

We also externally benchmark our progress against best practice through rankings such as the World Benchmarking Alliance (WBA) Social Transformation Benchmark. In July 2024, Diageo was ranked joint fifth out of 2,000 companies assessed.

Engaging our stakeholders

We recognise the importance of listening to and consulting stakeholders, especially the most vulnerable ones, on issues that affect them. We do this on an ongoing basis through different mechanisms including worker interviews, reviewing grievance data and holding community dialogues within our community investment programmes. This year we took steps to improve our processes for responding to investor and customer requests and piloted new ways to collect worker data to better understand suppliers' practices and identify potential issues.

This focus on due diligence and disclosure is crucial to us doing business the right way. It enables us to have transparency in our engagements with all stakeholders and drive continuous improvements in our approach. We will continue to focus on this important area, embedding respect for human rights into everyone's working day, in every country and throughout our supply chain.





Randall Ingber
General Counsel and Company Secretary

'Business integrity is at the heart of who we are as a company – it is a competitive advantage and integral to maintain the trust we need to achieve our Growth Ambition.'



DOING BUSINESS THE RIGHT WAY
continued

Our people and *culture*

Our talented and diverse workforce, together with our people's passion for our brands and inclusive culture continues to be a competitive advantage for our business, enabling our people to perform at their best.

↗ For more details, see the website *www.diageo.com.*

Highly engaged talent

At Diageo, we are proud to have strong employee engagement levels across our organisation. Despite macroeconomic uncertainty, our people continue to express pride and passion for our consumers, business and brands. In our most recent Your Voice survey, a high proportion of our people (90%) are proud to work for Diageo, exceeding the external benchmark[1] by 12 percentage points which is consistent with our previous survey. Our overall engagement score also remains high at 83%, which is 7 percentage points higher than the external benchmark and 2 percentage points higher than fiscal 24. Benchmarking in the top quartile positions us advantageously as an employer of choice and supports efforts to attract and retain quality, diverse talent. There were increasing levels of engagement from external talent with 23% more career site visits since fiscal 24. To sustain this position, we recently refreshed our employee value proposition to strengthen the connection to our purpose, values, behaviours and culture. Understanding where we can be better is also important to maintain employee engagement, so this year we have introduced several new questions to our Your Voice survey in relation to reward packages and opportunities for growth.

Growing our talent

Growth is a core part of who we are at Diageo; we encourage all employees to continue to develop through stretching career opportunities and experiences. Career growth is also critical to sustaining high employee engagement levels and future-proofing business performance. In fiscal 25, 79% of our leadership appointments were internal talent and of this, 21% were international moves and 16% were cross-functional moves. In the broader workforce, over 5,000 people made career moves. In addition, in our most recent Your Voice survey, 77% said they feel empowered to seek opportunities to learn and develop new skills.

We believe that coaching and feedback are critical to unlock career growth, development and performance. 78% of employees say their line manager provides feedback and coaching to support their growth. Our performance enablement programme ('My Performance for Growth') encourages continuous feedback with managers having regular conversations with their teams, coaching them to define bold goals, unlock opportunities for growth and build the right skills and capabilities to drive competitive advantage. In fiscal 25, we also invested in a new people manager development programme, 'Impact', which equips people managers across the globe with the skills and knowledge needed to inspire, develop and grow high-performing teams.

To fuel business and individual growth, we prioritise building skills and capabilities required to win now and in the future. Our groundbreaking development programme for emerging general managers (GMs), 'Horizons', helps leaders elevate their entrepreneurship, strategic framing and enterprise-wide thinking. The programme runs for 12 months, combining in-person training, live simulations, project assignments, coaching and mentoring and is complemented by a tailored onboarding experience for first-time GMs. Since its launch in October 2023, six participants have been appointed into GM roles and a further three have been promoted into more senior roles.

Our externally recognised marketing programme Diageo Way of Brand Building (DWBB) has been updated in fiscal 25 to integrate the very latest in consumer trends, marketing science and technology including AI. We piloted a five-day training programme in North America and South, West and Central Africa, and launched an online DWBB training hub for all employees with 14 brand-building skills modules. 'How we Build Brands' has also been integrated into all employee onboarding with over 900 completions since December 2024. Within commercial, we launched the 'Igniting Commercial Excellence' programme which provides specialised training to our market teams. Finally, we offer a series of trainings to build capability in digital skills including data and digital transformation and omnichannel best practices for marketing.

Continuing to evolve our culture

In our recent Your Voice survey, Diageo employees characterised our culture as engaging, ambitious and collaborative. Our purpose, along with the pride and passion for our brands, forms a fundamental part of this vibrant culture. Embedding a culture of speed and agility remains pivotal to our ability to achieve our Growth Ambition and ensure long-term success. In fiscal 25, we have kept up the momentum, by reinforcing our dial-up behaviours 'Be Externally Curious', 'Collaborate Efficiently', 'Experiment and Learn' and 'Act Decisively'. Our over 550 culture change champions represent all levels and parts of the business and play a pivotal role in reinforcing behaviours, sharing and embracing best practice across Diageo.

In fiscal 25, we concluded the expansion of 'Celebrate', our global recognition platform. Across the business, employees have delighted in the opportunity to spot behaviours in real time and recognise colleagues. This fiscal the 'Celebrate' platform has received more than 140,000 nominations of colleagues demonstrating our values and 'dial-up behaviours'; this amounts to one recognition being received every four minutes. We also launched the inaugural CEO Celebrate Awards to recognise the remarkable impact teams had on driving growth and performance through our cultural shifts. In July 2025, Diageo Ireland won 'Market of the Year' award for exceptional performance in fiscal 24, demonstrating strong growth, whilst also driving high levels of employee engagement and fostering a culture of speed and agility.

In the first half of the fiscal, we ran a Pulse Check to measure progress against the dial-up behaviours. Results showed that 84% of employees felt encouraged to practise the dial-up behaviours and 75% felt supported in applying them.

We are already seeing the impact of our cultural transformation on business performance with our dial-up behaviours enabling us to disrupt our innovation-to-launch process times, enter white spaces in Brazil by adapting our route-to-consumer approach and establish and grow a new standalone market in the Middle East and North Africa (MENA) with the strategic vision and operating model established in under three months.

(1) Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. The Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.




Barry O'Sullivan (MD Diageo Ireland in July 2024) winning 'Market of the Year' award as part of our CEO Celebrate Awards

Culture change is a multi-year journey and there is more to do. Leaders' role-modelling the dial-up behaviours consistently is key to success and driving sustainable change. This is a key focus of our culture change plan, and we are working closely with our leaders to reinforce this. Alongside our dial-up behaviours, we continue to cultivate a culture of integrity, accountability and operational excellence, ensuring we continue to strengthen our focus on execution.

Enabling our people to thrive

Employee wellbeing is a key driver of sustainable performance. We believe that people are at their best, both at work and at home, when they are physically and mentally thriving, emotionally balanced, financially secure and socially connected. Our Global Health, Safety and Wellbeing Policy integrates these four dimensions into our daily culture, by providing tools and resources on topics like healthy habits, menopause and sleep. We also help employees connect to our purpose as a source of energy, with leaders sharing examples of how our consumers, brands, people, sustainability and society fuel their motivation and drive.

We recognise the role line managers play in creating an environment where people can prioritise their wellbeing. Through our new 'Impact' people manager development programme, our line managers are now trained on how to build inclusive teams and create an environment to perform by enhancing their own and their team's energy and resilience.

Our wellbeing champions are key to embedding wellbeing into our culture. Our headquarters 'Wellbeing Day' is an example of how employees take ownership of our four wellbeing dimensions in their local communities. Many markets have also led employee physical wellness challenges, such as Türkiye's partnership with Heltia and Ireland's Wellbeing Warriors, an employee-led resource group, establishing bespoke physical and social wellbeing initiatives whilst also creating awareness of global events.

In fiscal 25, we were pleased to launch the One World all-employee global share plan across over 50 countries and during the year all 17,000 eligible employees were awarded £500 of Free Shares, creating 15,000 new Diageo employee shareholders.

In February 2025, we launched 'nudge' in the United Kingdom, South Africa and India to support financial wellbeing through improved literacy, security and confidence. The interactive platform offers clear, personal financial guidance for all life stages. So far, 72% of eligible employees have used it and shared positive feedback. In terms of mental wellbeing, our Mental Health Awareness eLearning helps to normalise mental health discussions, complemented by our celebration of World Mental Health Day across the organisation. Our Employee Assistance Programme offers employees free, confidential advice and counselling around the clock on personal, emotional and work-life issues. Lastly, Diageo's Flex philosophy continues to offer employees opportunities to balance their work and life activities.

Average number of employees by region and gender[1]

Region[2]	Men	%	Women	%	Not declared[3]	%	Total
North America	1,924	60%	1,307	40%	12	–	3,243
Europe	5,979	56%	4,613	44%	16	–	10,608
Asia Pacific	5,638	65%	2,995	35%	1	–	8,634
Latin America and Caribbean	2,689	61%	1,719	39%	–	–	4,408
Africa	1,823	61%	1,143	39%	1	–	2,967
Diageo (total)	**18,053**	**61%**	**11,777**	**39%**	**30**	**–**	**29,860**

Average number of employees by role and gender[1]

Role	Men	%	Women	%	Not declared[3]	%	Total
Executive[4]	8	62%	5	38%	–	–	13
Senior manager[5]	335	57%	253	43%	–	–	588
Line manager[6]	2,797	64%	1,602	36%	6	–	4,405
Supervised employee[7]	14,913	60%	9,917	40%	24	–	24,854
Diageo (total)	**18,053**	**61%**	**11,777**	**39%**	**30**	**–**	**29,860**

(1) This data has been compiled as a monthly average based on the proportion of employees who have identified their gender as male, female or undisclosed. In some cases assumptions have been applied where data is not available.
(2) Employees have been allocated to the region where they live.
(3) This data represents the proportion of employees who have chosen not to disclose their gender as male or female.
(4) The number of executive positions has been calculated based on data at 30 June 2025.
(5) Top leadership positions in Diageo, excluding Executive Committee.
(6) All Diageo employees (excluding senior managers and Executive Committee) with one or more direct reports.
(7) All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports.





Louise Prashad
Chief HR Officer

'I am thankful to our 29,000+ employees who collectively foster a culture of pride in our brands and our purpose of celebrating life every day, everywhere. Their ownership for business performance working together with customers, partners and colleagues helps us to attract and retain the very best talent for Diageo.'

DOING BUSINESS THE RIGHT WAY
continued



Health and *safety*

We prioritise the health and safety of our people throughout our value chain to ensure everyone is safe when working, every day, everywhere.

3-year trend: Lost Time Accident Frequency Rate (LTAFR)



2025	0.82
2024	1.06
2023	0.91

↗ For more details, see the Non-Financial Reporting Boundaries and Methodologies found on our website *www.diageo.com.*

Embedding a culture of health and safety

Safety is a collective responsibility and an essential aspect of every role. By empowering and engaging our employees in safety practices, we reinforce our commitment to the principle that no level of accidents is acceptable.

Our approach to health and safety is built upon our Global Health, Safety and Wellbeing Policy and our Global Risk Management Standards. We perform risk assessments, leveraging compliance systems, technology, and training to develop and implement innovative working methods that strive for continuous safety improvement.

We actively promote employee engagement in accident investigations and improvement initiatives, ensuring they receive the latest health and safety training to perform their daily tasks safely. Additionally, we run company-wide communication campaigns and in fiscal 25 we used data to inform our monthly safety campaigns highlighting specific hazards, such as fire safety, working at heights and safe driving.

The 'Safer Together' strategy incorporates both a strong safety culture and a comprehensive technology roadmap. Designed to prevent severe, fatal and process safety incidents, the overall approach also aims to enhance health and safety standards across the organisation. Roadmaps support the integration of an improved safety culture at all locations. The technology roadmap features digital solutions, automation, forklift truck advancements including camera technology, manual handling wearable kits and artificial intelligence, each contributing to better health and safety performance. During fiscal 25, over $40 million was invested in shuttle warehousing, where casks are put away on pallets by an automatic shuttle rather than manual handling. An additional investment is expected next year to complete the shuttle warehouse complex, helping improve safety and boost productivity. These strategies and roadmaps are also extended to contractors and third-party providers.

We recognise that process safety events [1] pose significant risks to the health and safety of employees, communities and the environment, as well as potential damage to property, reputation and business continuity. To manage these risks, our comprehensive process safety strategy has been reviewed with the objective to ensure regulatory compliance. We drive continuous improvement through incident analysis and performance monitoring to foster a strong safety culture across the organisation. Integral to this strategy is Diageo's risk-based process safety framework, consisting of 20 elements designed to proactively identify, assess and mitigate hazards that could cause major incidents such as fires, explosions or toxic releases. In fiscal 26, the focus will be monitoring early warning signs such as equipment anomalies, procedural deviations and near misses to enable proactive risk management. Efforts will also continue to build process safety capabilities. Targeted audits will be performed at key sites to verify compliance, address gaps and enhance overall safety performance.

Empowering responsibility:
Fostering a safe work environment

Leaders across the organisation are responsible for cascading and implementing health and safety policies and procedures among their direct reports and third parties. We expect all employees to take responsibility for their health and safety and those around them, by acting in accordance with our Code of Business Conduct. We utilise a variety of tools to identify health and safety risks as per our Global Health, Safety and Wellbeing Policy. Each location performs hazard identification and risk assessments which identify and address unsafe conditions. We also have a safe observation programme across all locations to identify unsafe behaviours, recognise best practices and to report work-related hazards. All employees and third parties are encouraged to remove themselves from work situations they believe could cause injury or ill health. Hazards are logged on local action planning systems and tracked for closure.

To track the effectiveness of our approach, all our locations regularly monitor and review health and safety performance. We report the results monthly to the Global Supply Chain and Procurement leadership team, to the Executive Committee at quarterly meetings and to the Board twice yearly.

Our performance

We report on lost time accident frequency rate (LTAFR). This year, our rate was 0.82△ (fiscal 24: 1.06) lost time accidents (LTAs) per 1,000 full-time employees (including directly supervised contractors). Over the last three fiscal years LTAFR has shown year-to-year variability with a decrease in fiscal 25 following an increase in fiscal 24 reflecting the dynamic nature of our risk environment and ongoing efforts to enhance workplace safety. Our LTAFR decreased against last fiscal, driven by reductions in accidents across a number of markets but most significantly in the scotch category and North America.

Our total recordable accident frequency rate (TRAFR) which records work-related injuries that need more than first aid treatment increased during this fiscal. In absolute numbers, our total accidents reduced (fiscal 25: 89 accidents, fiscal 24: 90 accidents) however the average total headcount used as the denominator in the calculation reduced therefore impacting the rate. We investigate each recordable accident to establish the root cause, contributing factors and insights. We share the key learnings across the organisation aiming to prevent recurrences. For more information, please refer to our ESG Reporting Index.

(1) Industrial incidents involving an unintended release or loss of control of hazardous materials or energy from a process system.
△ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.

Continuous improvement initiatives

Our workplaces are constantly evolving with new technologies, processes and equipment. Continuous improvement ensures that health and safety measures keep pace with these changes, addressing emerging hazards effectively. In fiscal 25, we introduced and continued several important programmes, as included below. We will continue to advance these programmes as part of our culture and technology roadmaps in fiscal 26.

Culture assessment

During fiscal 25, we launched our first ever global governance baseline culture survey to our supply organisation. We used an independent provider to complete a culture assessment across our most material areas, including health and safety, food safety and quality. With more than 5,000 responses, the overall health and safety maturity values were 86% for supply sites and 84% for technical centres. The culture assessment focused on four key themes: people, process, purpose and proactivity. The assessment demonstrated a strong level of maturity across all key themes as well as a favourable comparison against industry benchmarking.

Behavioural Standard

Since fiscal 24, the Behaviour Standard workshops, aimed at enhancing safety culture, have been implemented across 19 individual sites. In the current fiscal year, the programme has been further expanded to include manufacturing facilities in Mexico, Türkiye and Australia. Each workshop produced a comprehensive action plan. All participating sites have demonstrated substantial progress in executing and closing out the action plans, thereby contributing to the development of a more robust and sustainable safety culture.

Monthly health and safety campaigns

Based on insights from fiscal 24 as well as performance through fiscal 25, our communication campaigns focused on the themes of 'Strive for Zero', 'Life Saving Rules', 'Fire Safety' and 'Process Safety'. These campaigns were introduced to raise awareness of increasing incident trends and areas where there may be the potential for a life-threatening or life-altering injury.

Over and above the monthly campaigns, we launched a refocused safety campaign to highlight the need for locations to remind their employees on the basic principles of 'eyes and mind on task'.

Safer Driver Programme

Diageo's commitment to improving workplace safety standards includes a driver training programme implemented to promote safe driving behaviours across five key pillars (risk, speed, distraction, fatigue, eco) among commercial employees who drive for business purposes. It also features short, customised e-learning modules that are tailored to individual driving behaviours, helping to educate drivers on safe driving practices. During fiscal 25, the programme has been rolled out to 1,700 drivers across multiple markets. This brings the total rollout across fiscal 24 and 25 to approximately 3,500 drivers. The aim of the programme is to reduce accidents and enhance the overall safety of company drivers. The programme is expected to lower insurance and maintenance costs, but also boost driver morale and improve operational efficiency.

World Health and Safety Day

We celebrated World Health and Safety Day as part of a wider global health and safety awareness week. The topics included in the campaign focused on revolutionising health and safety through AI and digital technologies, launch of a process safety senior leadership observation tour and a high-level overview of the recent culture assessment.

Beyond our own operations we also extend our health and safety standards to strategic suppliers, working closely with them to improve safety practices that promote safer working within their workforces.

Technology – The role of AI and digitalisation at work





Ewan Andrew
President, Global Supply and Procurement & Chief Sustainability Officer

'Our health and safety results for this year demonstrate a well-embedded strategy to prevent injury, but we are never complacent. Our continuous improvement programmes and introduction of technology solutions continue to be top priorities to ensure the health and safety of all.'

PROMOTE POSITIVE DRINKING



Promote positive drinking

We want to change the way people drink – for the better, by engaging, educating and empowering consumers to make informed choices about drinking.

Key Targets

TACKLING UNDERAGE DRINKING THROUGH SMASHED[1]	
Year	People educated
Target by 2030 Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking	**10m**
2025 cumulative progress	8.2m
2024 cumulative progress[2]	6.2m
2025 Performance Number of people educated on the dangers of underage drinking through a Diageo-supported education programme in fiscal 25	**2.0m**

CHANGING ATTITUDES TO DRINK DRIVING[3]	
Year	People educated
Target by 2030 Through our programmes, deliver five million educational experiences that promote changes in attitude to drink driving.	**5m**
2025 cumulative progress	3.8m
2024 cumulative progress	2.2m
2025 Performance Number of educational experiences delivered for people to change their attitude to drink driving in fiscal 25	**1.6m**

(1) Baseline year fiscal 18
(2) Prior year cumulative figures have been restated due to a change in rounding methodology.
(3) Baseline year fiscal 20

↗ For more details, see the website *www.diageo.com*.

Our brands have been part of people's celebrations for generations; we make them with pride, and they are made to be enjoyed responsibly.

Our Positive Drinking approach includes three pillars addressing different types of harmful use and promotes responsible use of alcohol:

- Education to tackle harmful drinking with a focus on underage drinking, drink driving and binge drinking.
- Promoting moderation through aspiration and choice by encouraging moderation through our brands.
- Advocating for alcohol policies that support consumer choice, deepen understanding of alcohol and tackle illicit production and consumption.

We apply creative, innovative solutions to tackle the harmful use of alcohol globally. Our markets use global assets but also use local partnerships and innovation to ensure cultural relevance.

Our people are champions for promoting positive drinking. This year, we launched 'The Measure', a campaign designed to provide more information on how our employees can advocate for moderation. Through activations with brand ambassadors including Gary Neville, English football pundit, and Ben Branson, founder of Seedlip, we are empowering our people to speak candidly with family and friends about the importance of moderation. 93% of our employees stated in our employee engagement survey that they feel confident to talk about positive drinking in both professional and personal situations.

Education to tackle harmful drinking

Underage drinking

We believe it is never acceptable for anyone underage to consume alcohol. That is why we have run campaigns and education programmes to combat underage drinking for many years.

SMASHED is a programme that educates young people aged 10-17 on the dangers of underage drinking. It was developed by Collingwood Learning, and we have been proud to sponsor it for the past 16 years. This year, the programme was recognised as the gold winner in the Good Awards for Educational Excellence (large organisations category).

SMASHED began in 2005 as a live theatre production and has since been enhanced to enable online learning. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.

We continued to deliver a very strong performance on the programme this year, with delivery partner collaborations across Latin America and Africa, driving participation. In fiscal 25, a projected 1.6m[Δ] people have confirmed changed attitudes to the dangers of underage drinking based on our sampling of participant surveys.

Drink driving

We have long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities. In 2021, we launched Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR), aimed at raising awareness about the consequences of drink driving. WSOTR is available in digital and classroom formats and is now in 26 different modules, each with distinct video content.

This year we scaled WSOTR in China, delivering increased participation in tier one cities, through digital news, graphics, podcast, Weibo and on-site activations.

In addition, we continue to innovate to raise awareness and drive meaningful behaviour change. In partnership with Mothers Against Drunk Driving (MADD), the National Football League (NFL) and Uber, we launched a comprehensive campaign in the United States 'Take a minute. Make a plan. Never Drive Impaired'. Running from December 2024 through February 2025, the campaign spanned TV, streaming, radio, out-of-home, in-game integrations, in-bar messaging, digital and social media. Results show that the campaign reached over 100 million people with more than one million Uber rides redeemed using discount codes in December alone.

Δ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.

Informed choices about drinking

Our DRINKiQ web-based platform gives everyone the facts, tools and support to help make informed choices about their relationship with alcohol. DRINKiQ is available in all our strategic markets, with regular campaigns to promote usage of the site. This year, we invested in improving the user interface and functionality of the website and updating content. We also launched DRINKiQ China linked directly from the WeChat app, including new and improved educational content reflecting local moderation trends.

Promoting moderation through aspiration and choice

We know that making moderation feel aspirational and therefore a popular choice is critical in driving positive drinking attitudes and behaviours. We also know that we must couple aspiration with choice, delivering a wide range of products and strategies that empower consumers to moderate effectively. Alongside this, we invest each year in training which helps our marketers understand how to best promote moderation through our brands and innovations.

We launched several new campaigns this year which leveraged strong consumer insights and delivered against our goal of making moderation more aspirational including:

- Johnnie Walker in Brazil 'Strong are the women': A powerful and engaging campaign designed to encourage moderation through education and empowering women. The campaign reached 38 million consumers, with 91% of consumers agreeing that the campaign made them 'feel good about drinking moderately'.
- DRINKiQ and Men's Shed, Great Britain: Through our newly formed partnership with Men's Shed UK, we targeted older men with a campaign to foster social connection, improve wellbeing and promote moderation, highlighting DRINKiQ as a resource. Supported by former boxer Tony Bellew, the campaign reached over 27 million consumers and provoked a positive response amongst consumers, with 84% agreeing that it made them 'feel good about drinking moderately'.

We also continue to expand delivery of choice to consumers through our non-alcoholic portfolio, with the total number of non-alcoholic options increasing from three in fiscal 20 to 20 in fiscal 25. We now have a non-alcoholic choice available in 15 markets (63% of our strategic markets).

Advocating improved laws and industry standards

We believe that industry-wide standards and sensible regulation create an important framework to encourage responsible drinking. We support policies that are evidence-based, account for drinking patterns, target at-risk groups, treat all forms of alcohol equally and involve all stakeholders. We publicly advocate that governments adopt effective new regulation based on evidence including blood-alcohol volume driving limits, responsible digital marketing and legal purchase age laws. In addition, we advocate for effective industry-wide standards in responsible marketing and consumer information. We support effective programmes to tackle alcohol misuse.

The last 10 years have seen declines in binge drinking, drinking and driving and underage drinking in many countries. As members of IARD (International Alliance for Responsible Drinking) we are committed to building on these positive trends and actively support international goals to reduce harmful drinking. This includes delivering on the recommendations presented to the sector in the United Nations 2018 Political Declaration on non-communicable diseases, in particular by taking concrete steps towards eliminating the marketing, advertising, and sale of alcohol products to minors.

Marketing in a responsible way

The Diageo Marketing Code (DMC) sets our principles for responsible marketing, and it represents a cornerstone of the way we do business. The DMC includes our commitment to encouraging only responsible and moderate drinking and never targeting underage audiences. We are proud to have a proven track record of compliance, which is underpinned by appropriate checks in every market we operate in.

This year we have tested and deployed an AI-based assistant to support human DMC reviews, which has reduced the time needed to review content, whilst keeping the highest standard of compliance. Now deployed to a large group of our marketers, the tool can review imagery, video and text against DMC requirements. We continue to train and test the system with new creative assets, and as the accuracy improves, more users will be adopting the technology for AI assisted reviews.

We regularly review reporting from advertising monitoring and industry bodies across key markets, for breaches of self-regulatory alcohol marketing codes. No complaints relating to Diageo marketing were upheld by key industry bodies this fiscal year.

Complaints upheld by key industry bodies that report publicly are presented below.

Incidents of non-compliance concerning marketing communications – fiscal 25[1]

Country	Body	Complaints upheld against alcohol advertisers	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	—	—
Australia	ABAC Scheme	42	—
United Kingdom	Advertising Standards Authority	5	—
	Portman Group	6	—
Republic of Ireland	Advertising Standards Authority for Ireland	2	—

(1) From 1 July 2024 to 5 May 2025





Daniel Mobley
Global Corporate Relations Director

'We have a long and proud record of promoting positive drinking. Every year we educate millions of consumers to drink in moderation through our global brands and DRINKiQ platform. Our programmes and partnerships that tackle underage drinking, drink driving and binge drinking reach millions of people each year, changing attitudes towards harmful drinking for the better.'

PIONEERING GRAIN TO GLASS SUSTAINABILITY



Pioneering *grain to glass sustainability*

Our business depends on natural resources. We are directly affected by changes in climate and the related challenges of nature loss, particularly freshwater. We continue to address the risks and opportunities climate change and nature loss pose to our business through focused actions to mitigate our most material risks.

↗ **For more details, see the website** *www.diageo.com.*

Introduction

Our exposure to climate risk is intensifying, due to extreme weather events and rising temperatures. Although our analysis indicates that our business is resilient in the short- and medium-term, we continue to monitor what is needed to sustain this resilience, both for our operations and our communities in which we operate. We are committed to acting responsibly to mitigate our contribution to global warming and adapt to changing conditions, to support our licence to operate. We respond to climate change and biodiversity, mitigating the risks associated with changing environmental and biodiversity factors through our grain-to-glass sustainability strategy.

Our 'Spirit of Progress' targets reflect our most material ESG issues and align to the UN Sustainable Development Goals. We are signatories to the UN's 'Race to Zero' and 'Race to Resilience' campaigns reflecting our commitment to tackle climate change. We are focusing our work in the areas most at risk in our business across water, agriculture and communities.

We are proud of our accomplishments to date, including reaching several of our goals earlier than planned. However, we have identified several critical external factors beyond our control that influence the timing and pace of our efforts. Some of these challenges include wider energy infrastructure availability, appropriate policy frameworks, consumer acceptance, financing solutions and cost burdens which need to be shared. We have also faced challenges reaching our packaging goals. For example, increasing recycled content in our packaging is hindered by external factors such as cullet availability.

To tackle these challenges, we are increasing the number and depth of our partnerships to leverage shared resources and aligned interests, while advocating for transformative change. As we meet goals and experience challenges, we learn and adapt. We have revised our aspirations across several targets this year, accelerating our ambition across water and regenerative agriculture while reconsidering the scale and pace of decarbonisation and packaging optimisation.

Our updated decarbonisation targets reinforce our commitment to tackling climate change. These science-based targets, validated against the Paris-aligned 1.5°C reduction pathway, encompass both near- and long-term objectives across our value chain. Our revised targets are shown on page 51 and 53-55. Performance against supporting targets, including some of our packaging and electricity targets, have been separately reported in the ESG Reporting Index.

Reporting

We have used the guidance of the Task Force on Climate-related Financial Disclosures (TCFD) framework for reporting. Increasingly we are incorporating nature risks and dependencies into our strategic planning. We continue to identify and quantify our material impacts and dependencies, following the guidance of the Taskforce on Nature-related Financial Disclosures (TNFD)'s LEAP (Locate, Evaluate, Assess, Prepare) framework.

Governance

Given the importance of climate and nature risks, we have governance processes in place to ensure that we factor the risks into our business operations and planning processes. To supplement our 'Spirit of Progress' governance (summarised on page 37), our sustainability performance is integrated into our operational and strategic review processes. We track water efficiency and greenhouse gas reduction projects and hold quarterly strategic business reviews focusing on multi-year plans. Significant risks identified are escalated to enterprise risk management forums at group level. We oversee climate and nature risk through these governance structures and processes:

- Executive sponsorship is shared jointly between the President, Global Supply & Procurement and Chief Sustainability Officer and the Global Corporate Relations Director.
- They are supported by our cross-functional Climate, Water and Nature Risk Steering Group.
- The Climate, Water and Nature Risk Steering Group provides regular updates to the executive sponsors and the Board.
- The Board retains ultimate responsibility for the oversight of climate related risks and opportunities, including monitoring progress against climate-related targets.
- Any impacts, including actual and potential, on our consolidated financial statements from climate and nature risks and performance against non-financial metrics are shared with the Audit Committee annually.



Board oversight

Audit Committee

Executive Committee ownership

Executive sponsors

President of Global Supply & Procurement and Chief Sustainability Officer

Global Corporate Relations Director

Cross-functional Climate, Water and Nature Risk Steering Group

Strategy | Supply & Procurement | Legal | Risk

Finance | Corporate Relations | Marketing

Working groups assigned to address key risks and opportunities identified

Risk Management

Identifying climate risks and opportunities

We divide climate risk into physical and transition risks. Physical risks include chronic changes, like sea level rises, temperature changes and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and regulatory shifts; technology evolution or consumer behaviour fluctuations. Both categories of risk are already occurring and are likely to increase. As temperatures continue to rise globally, we continue to assess and prepare for emerging physical and transition risks.

We partner with climate resilience and nature experts to identify and assess how generally recognised climate and nature risks apply to our business.

Climate change resilience

Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We have embedded careful planning in our supply chain and procurement organisation over many years. We manage water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with a specific focus on water-stressed areas. We work with peers to drive enhanced technological practices at scale, which optimise crop management and seed quality. We also collaborate on the development of novel high-yielding, drought and temperature-resilient crop varieties. We recognise that thriving natural ecosystems are essential for long-term agricultural productivity and climate resilience, and we aim to protect and restore nature across our sourcing regions.

Since first referencing it in 2010, we have integrated climate risk into our enterprise risk management processes, within our principal risk factors. This is now an integral part of our strategic and business continuity planning. As we continue to build and strengthen our adaptation plans, we see our work on water, agriculture and communities as particularly important in increasing our climate resilience.

 **Identifying and assessing our physical risks**

For the last four years, we have worked with climate resilience experts to analyse all of our direct operations sites and key third-party suppliers' sites to assess the physical risks that we are exposed to and how they may develop under various scenarios. The analysis included some sites that are planned or under construction, to ensure we understand their exposure and prepare their resilience before commissioning the site. The scenario analysis and phasing of the risk assessments are outlined in the Non-Financial Reporting Boundaries and Methodologies, available on our website.

Following each successive year's analysis, the total global physical risk footprint was refreshed.

The physical risk assessments measured the exposure and vulnerability of the activities at the sites in scope to 19 climate-related hazards. In addition, we reviewed the vulnerability of the main agricultural materials and our key distribution routes to climate change. We then considered how the climate-related hazards and our site vulnerabilities would materialise under two different future warming scenarios and over two timeframes:

- Intergovernmental Panel on Climate Change (IPCC) scenario RCP (Representative Concentration Pathway) 4.5 – medium warming of 2-3°C;
- IPCC scenario RCP8.5 – severe warming of 4-5°C; and
- with both scenarios evaluated for the periods up to 2030 and up to 2050.

These scenarios were chosen to represent a 'worst case' (RCP8.5) and a 'medium case' (RCP4.5) under which we assess our resilience.

For our own sites and many of our third-party operators producing beverages on our behalf, we analysed climate-related risks which are more likely to materialise. For those that are most strategically important or at greatest risk, we carried out more detailed assessments. At each location, we considered a combination of the different production activities (e.g. distilling and packaging) as well as parts of the supportive processes that might be affected (e.g. infrastructure, water supply and energy sources) and the 19 physical climate-related risks that might occur.

We also analysed our key suppliers' factories and warehouses; for example those handling our most critical or specialised ingredients and components, key agricultural commodities and our most critical distribution routes, to identify which might be exposed to physical risks in the future.

Water is vital to our operations and the raw materials we use when creating our products. We give great focus to understanding water-related risks to inform our mitigation strategy. In addition to our physical climate risk assessments to analyse the risks from water availability, water temperature, water quality and flooding, we also conduct water stress analyses at our sites every two years.

We undertake this work using site surveys and World Resources Institute (WRI) Aqueduct data. We also complete water source vulnerability assessments (SVAs) at our sites located in water-stressed areas to further our understanding of the risks and how to address them. This work provides comprehensive insights into how our risk profile may vary with climate change, such as the degree of vulnerability to water stress within our operations and supply chain. We can then use these insights to help us act where we believe it is most needed, whether that is improving our water efficiency, increasing our replenishment commitments or prioritising climate adaptation planning. In fiscal 25, we updated our water risk assessments for the purposes of informing our future water strategy, and carried out SVAs with our external partner on an additional six sites. For more information, please see page 31 of our ESG Reporting Index.

Risk assessment results – our most important physical risks

Our assessment confirmed three key points:

(1) **Water stress,** including drought, is our most significant climate-related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, access to agricultural ingredients that we need and, ultimately, our licence to operate.

(2) **Agricultural raw materials** are at risk from climate change, and we see that risk increasing under the scenarios and timeframes we analysed. Our models suggest that the costs of most commodities are likely to increase because of climate change, although estimates of the precise impact vary significantly depending on the model used, underscoring the difficulty of such projections. These factors potentially affect our own operations and those of some of our suppliers.

(3) **Acute weather events**, including floods, winds, hurricanes, storms, heatwaves and wildfires are projected to increase and to cause interruption to operations, although their impact is unlikely to be as significant as that of the risks related to water and agricultural materials.

↗ **For more details on our scenario analysis approach, see the Non-Financial Reporting Boundaries and Methodologies on our website** *www.diageo.com.*

PIONEERING GRAIN TO GLASS SUSTAINABILITY *continued*

Quantitative impact of physical risk determined by scenario analysis

In fiscal 24, we collaborated with climate resilience experts to develop and implement an automated scenario analysis tool to inform our climate adaptation strategy. The tool allows us to perform further scenario analyses and test numerous sensitivities to defined variables. For example, we can analyse the sensitivity to climate risks of certain categories or markets and estimate the impact of the adaptation measures that we have implemented. This marked a pivotal advancement in integrating climate risk into our strategic planning processes. This year, we updated our modelling data to reflect our latest volumes and growth estimates, and remodelled the chronic risk of water availability, the acute risk of drought, commodity price increases due to climate change and one-off climate-related events.

The precise risks and opportunities that were modelled in our scenario analysis are outlined in the Non-Financial Reporting Boundaries and Methodologies, pages 4-7.

Water stress, including drought

Under the warming scenarios we modelled, nearly a quarter of our sales will be exposed to increased water stress in both scenarios and timeframes. Under these warming scenarios, the absolute number of sites may not increase significantly, but under both timeframes, those sites affected may suffer even greater shortages of water, which may impact our operations and the health and wellbeing of employees at those sites, as well as local communities.

Analysing the financial impact of drought presents particular challenges due to numerous factors, such as the probability of occurrence, duration of operational suspension and effectiveness of adaptation or contingency measures. We have modelled what we are currently able to through scenario analysis, considered our own assessment of vulnerability and applied highly conservative assumptions (e.g. downtime in all sites due to drought). We have concluded that, by 2030, we do not anticipate drought to have a significant impact on our operations (including key third-party operations) or on our financial position. Beyond 2030, it is more difficult to analyse, given the increased uncertainties inherent in modelling over an extended timeframe. Our models show that adaptation actions are needed, particularly in the period between 2030 and 2050, in order to prevent significant interruption to our operations and supply chain. If no action is taken, it may potentially result in lost sales. In our strategy section below, we outline the interventions we are currently implementing to future-proof our business against drought.

Agricultural raw materials

Agricultural commodity price increases due to climate change are more difficult to estimate, with our models producing highly varied estimates. Climate risk is likely to result in a projected price increase for the majority of our commodities. Our scenario analysis helps us build commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g. agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggests the biggest risks of price variability in 2030 and again in 2050 are likely to impact agave, sorghum, rice, wheat, dairy and hops. There are considerable differences between models, but the impacts in both 2030 and 2050 may be significant.

Acute weather events

Acute weather events, such as flooding and storms, are the next most likely physical risks to affect our financial performance, given the risk of damage to our sites and disruption to our supply of agricultural ingredients. Although the direct risk to our sites from acute physical events will increase, our scale, global supply footprint and capabilities in resilience management mean we are well-positioned to ensure flooding and storms do not interrupt our overall ability to serve our customers or have a significant financial impact on a global scale.

Heatwaves, wildfires and landslides are also identified as acute physical risks. Their potential financial impact is not modelled in our scenario analysis but adaptations to these risks are planned where they are projected to increase.



Identifying and assessing our transition risks and opportunities

We have performed additional scenario analysis to estimate the financial impact of transition risks and opportunities under a Paris-aligned emissions scenario (RCP2.6). The analysis provided us with a better understanding of our risks and opportunities associated with transitioning to a low-carbon economy. Through this analysis, we have refined our financial estimate and gained further clarity on how to respond.

We identified the risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels. We were able to determine the most important transition risks and opportunities to monitor, including:

- Decarbonisation costs: Changes to our supply chain and production costs, including carbon taxes and related changes to input costs (risk and opportunity).
- Consumer behaviour: Changes in consumer behaviour to favour more sustainable options, e.g. choosing circular products or locally produced brands (risk and opportunity).
- Regulatory changes: Shifts in public policies, e.g. restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
- Technology changes: Adopting low-carbon production of our products and packaging, and the associated risk of not doing this fast enough (risk and opportunity).

Of the risks and opportunities outlined above, the greatest impacts are likely to arise from consumer behaviour and decarbonisation costs. The table on page 49 summarises the physical and transition risks and opportunities we consider the most important.

Quantitative impact of transition risks and opportunities

Transitioning to a low-carbon economy presents both risks to and opportunities for our business. Through our scenario analysis, we have been able to estimate the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant over that period, even assuming that we bear changes in production costs.

Packaging is the key transition risk and opportunity

We identified that the key driver of transition risk to 2050 is our use of glass which could contribute to an overall production cost increase.

We noted that lower transport and energy costs would partially mitigate this impact. Extending the analysis to 2050 is subject to many variables and ambiguities and, therefore, substantial uncertainty. However, it allows us to estimate what a 'worst-case scenario' may look like, based on our best available modelling of cost trajectories.

Our modelling has allowed us to estimate the impact on our operations and the financial condition, after considering some of the possible mitigating actions we plan to take, which can include pricing, improvement in energy use, sourcing and using lighter weight packaging, reducing the carbon intensity of glass production and using returnable or reusable packaging.

The results of the scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment of tangible and intangible assets (see pages 72-73 and 154).

Summary of our most important climate risks and opportunities

Risks

Risk description	**Water scarcity** Increasing water scarcity and water stress affects our ability to continue to source from and produce in water-stressed areas.	**Agricultural raw material availability** Climate-related impacts on agricultural material availability cause scarcity or price increases.
Category	Physical – chronic	Physical – chronic
Timeframe[1]	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate[2]	Moderate[2]
Response examples	• Improvements in water-use efficiency in our operations, with more ambitious targets at water-stressed sites. • Water replenishment plans in 100% of water-stressed areas. • Collective action activities to improve water security in Diageo's 'priority water basins'. • Nature-based solutions that support climate mitigation, adaptation and water replenishment. • Exploring alternative formats and ingredients with potential to reduce water use. • Rainwater harvesting, aquifer recharge, dam de-silting.	• Regenerative agriculture adaptations. • Smallholder farmer support. • Development of drought-resistant ingredients (e.g. sorghum, anise and barley varieties). • Alternative sourcing locations. • Substitution with alternative crops. • Increased use of cover cropping. • Improved water management in agricultural practices.
Risk description	**Input costs** Policy changes (carbon taxation, shift to renewables) cause increases in input costs.	**Consumer behaviour** Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact.
Category	Transition – policy/legal	Transition – market
Timeframe[1]	Short-, medium-term	Short-, medium- and long-term
Impact (if not mitigated)	Moderate[2]	Moderate[2]
Response examples	• Supply chain decarbonisation. • Engaging suppliers in low-carbon technology options for their operations. • Reduced packaging weight.	• Increased recycled content in packaging. • Developing circular product offerings. • Purchasing more sustainably-grown raw materials. • Communicating these changes to consumers. • Reduced packaging weight.

Opportunities

Opportunity description	**Supply chain decarbonisation** Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers.	**Innovation in sustainable products and packaging** Developing more sustainable products meets consumers increasing demands.
Category	Transition – policy/legal	Transition – market
Timeframe[1]	Short-, medium-term	Short-, medium-term
Impact (if not realised)	Moderate[2]	Moderate[2]
Response examples	• Decarbonisation programme and capital investment in our operations. • Renewable energy investments. • Regenerative agriculture programme. • Collaboration, partnerships and capability building within our supply chain.	• Innovation to deliver more sustainable products (e.g. refillable and reusable packaging, alternative packaging materials). • Everpour, an innovative new circular keg and integrated bottle dispense system.

(1) Timeframes chosen align to those used in our scenario analyses, where short-term (one to five years) reflects the typical strategic planning timeframe, medium-term (five to 10 years) includes the timeframe to 2030 and long-term (10 to 30 years) includes the timeframe to 2050.

(2) 'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as inability to service a significant portion of our customer base, or major reputational damage.

Results of our nature risk assessment

The greatest risk to our agricultural raw material sourcing arises from water scarcity, as much of our agricultural materials are grown in water-stressed regions. These results aligned with the observations from our climate scenario analysis. The raw materials with the highest relative nature impact were assessed as agave, broken rice, sugarcane, sorghum and barley. We are making continuous progress in understanding our nature-related dependencies, impacts, risks and opportunities, while integrating these insights into our broader strategy. Our integrated approach aims to recognise the ways in which taking holistic action on climate change, water stewardship and regenerative agriculture can build resilience.

PIONEERING GRAIN TO GLASS SUSTAINABILITY *continued*

Our strategy for grain-to-glass sustainability

Our sustainability strategy acknowledges the breadth of the environmental and social consequences of a changing climate and our dependencies on nature and people. It recognises the interlinkages between climate, nature, agriculture and people, and the connections to our value chain.

Our strategy, underpinned by targets, addresses our most material impacts, risks and opportunities, primarily related to water use and greenhouse gas emissions. The strategy reflects the complexity of the challenges faced by society and the environment and is reviewed regularly as regulations evolve or we gain more information on the timeframe required to address systemic issues, like greenhouse gas emissions. By acting on, delivering and regularly reviewing our commitments, we are enhancing our business resilience while safeguarding our licence to operate and grow.

Whilst the fundamentals of our strategy to preserve water and take a focused approach to greenhouse gas emission reductions have not changed, we undertook a review of the targets we use to measure progress. This review, conducted as part of our regular update of Science Based Targets initiative (SBTi) targets, resulted in changes to greenhouse gas emission reduction percentages and timeframes to achieve those reductions (summarised on page 53). We also reframed our packaging targets due to both external factors and our growth ambitions, shifting our focus to recycled content of our packaging, with lightweight packaging reporting focused on examples, rather than a formal target.

Our greenhouse gas and water roadmaps outline the projects needed to deliver our targets. These plans are backed by capital investment and are regularly reviewed to build confidence in our ability to deliver our targets. Enhancing and digitising our data has and will continue to provide more insight into what is required to deliver our strategy.

In 2020, we announced the intention to invest $1.2 billion between 2020 and 2030 to accelerate our ambition to preserve water and reduce greenhouse gas emissions, with $358 million invested so far. After updating our greenhouse gas emission reduction targets, we will be further phasing our investment beyond 2030 and reconsidering the total amount funded by Diageo. The timing and level of future investment are dependent on infrastructure changes and regulation, which we are monitoring. We are committed to optimising scale and returns through partnerships and our own funding.

Integrating nature risk into our climate risk strategy

In alignment with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), we have commenced assessing our nature-related dependencies, impacts, risks and opportunities and we are building this into our strategic approach on nature. We conducted a nature baseline during fiscal 24, that encompassed our agricultural upstream supply chains, our direct operations and an initial assessment of parts of our packaging supply chain. We identified material pressures across the value chain and estimated our contribution to environmental impacts. We identified the geographic areas where these could be harmful to nature, using datasets covering four dimensions of nature: land, water, biodiversity and ecosystem services. In fiscal 25, we continued this work to further our understanding of our nature-related dependencies, impacts, risks and opportunities.





Ewan Andrew
President, Global Supply and Procurement & Chief Sustainability Officer



Daniel Mobley
Global Corporate Relations Director

'We are proud of the real world impact of our progress so far and have taken forward significant learnings to help us refine our ambition for the future.'

'Doing business the right way is at the core of our Growth Ambition. We are accelerating our action on water, delivering impactful change to address our most material environmental risks.'

Key Sustainability Targets

WATER EFFICIENCY[1]

Improvement in water use efficiency in water-stressed areas

Year	%
Target by 2030	
Reduce water use in our operations with a 40% improvement in water use efficiency	(40)%
2025 cumulative progress	(20.6)%
2024 cumulative progress	(18.5)%
2025 performance	(2.6)%$^\Delta$
Percentage change in water efficiency index from the prior year	

Improvement in water use efficiency across the company

Year	%
Target by 2030	
Reduce water use in our operations with a 30% improvement in water use efficiency	(30)%
2025 cumulative progress	(15.8)%
2024 cumulative progress	(12.9)%
2025 performance	(3.3)%$^\Delta$
Percentage change in water efficiency index from the prior year	

WATER REPLENISHMENT[3]

Year	%
Target by 2026	
Replenish more than we use for operations in water-stressed areas	100%
2025 cumulative progress	84%
2024 cumulative progress	70%

WATER COLLECTIVE ACTION[1]

Year	
Target by 2030	
Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact	12
2025 cumulative progress	9
2024 cumulative progress	8

EMISSIONS FROM OUR DIRECT OPERATIONS[2]

Year	%
Target by 2030	
Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	(50)%
2025 cumulative progress	(18.8)%
2024 cumulative progress	(14.4)%
2025 performance	(5.2)%$^\Delta$
Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based) from the prior year	

EMISSIONS FROM OUR VALUE CHAIN[2]

Year	%
Target by 2030	
Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	(26)%
2025 cumulative progress	(10.2)%
2024 cumulative progress	(11.5)%
2025 performance	1.5%
Percentage change in absolute greenhouse gas emissions (ktCO$_2$e) from the prior year	

REGENERATIVE AGRICULTURE PROGRAMMES[1]

Year	
Target by 2030	
Develop regenerative agriculture programmes in five key sourcing landscapes	5
2025 cumulative progress	5
2024 cumulative progress	4

INCREASING RECYCLED CONTENT

Year	%
Target by 2030	
Continue our work to increase recycled content in our total packaging (increasing the percentage of recycled content in our packaging to 50%)	50%
2025 cumulative progress	46%
2024 cumulative progress	42%
2025 performance	4%
Change in percentage of recycled content in fiscal 25	

(1) Baseline year fiscal 20
(2) Baseline year fiscal 22
(3) Baseline year fiscal 16
Δ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.

PIONEERING GRAIN TO GLASS SUSTAINABILITY *continued*

Preserve Water for Life

Water is the most important ingredient in our products. It is also a precious shared resource that is facing increasing pressure in many parts of the world due to the impacts of climate change and the competing demands for freshwater resources. As outlined in our physical risk assessment, water stress is our most important climate risk.

Water stewardship forms a key pillar of our 'Spirit of Progress' strategy, contributing to our climate resilience.

Our water strategy, which aims to build resilience and enable growth, has four interdependent pillars that are integrated with other actions to address impacts on climate, nature and people:

- Operations: delivering industry-leading water management across our own sites, including improving water-use efficiency in our operations and replenishing the water we use in water-stressed areas.
- Supply chain: amplifying water stewardship across our supply chain, focusing on agriculture and partnering with suppliers in priority basins on water replenishment and collective action.
- Communities: building resilience in our communities, including providing access to water, sanitation and hygiene (WASH).
- Advocacy: driving systemic change, including leading and/or participating in collective action in our priority water basins to drive positive change.

More information on our refreshed water strategy can be found on our website at www.diageo.com.

In fiscal 25, we advanced our ongoing efforts to extend our water replenishment and collective action programmes to include indirect water use by key third-party operators in our priority water basins. We are increasing the number of these priority water basins to accelerate action, and will incorporate extended collective action and replenishment targets in fiscal 27.

We also aim to leverage our brands to deliver our goals, such as Don Julio's support for water replenishment in Jalisco, and increase our engagement with governments to encourage investments and progressive climate and water policy. Our ambitious actions on water will help to ensure our sites, supply chain and communities build resiliency in a changing climate.



Water efficiency

Our focus on water-stressed areas has continued to deliver strong water-use efficiency performance with a 2.6% improvement in the water efficiency index versus fiscal 24 and 20.6% improvement since our fiscal 20 baseline.(1) This was primarily driven by efficiency improvement initiatives at our sites in East Africa. In fiscal 25, the volume of water recovered and recycled in water-stressed areas reached approximately 816,000 m^3 – equivalent to 16.4% of the total water used in these areas.

Our performance across the company on water-use efficiency has improved by 3.3% in comparison to the previous fiscal and by 15.8% since our fiscal 20 baseline.(1) This was mainly driven by a range of improvement initiatives delivered in our Scotland distilleries and our Runcorn and St. James' Gate beer sites in addition to the efficiency improvements initiatives from our East Africa sites.(2)

Innovation and new technologies continue to be essential for achieving our water-use efficiency targets and improving water management. Through Diageo Sustainable Solutions (DSS) we are continuously looking to identify, test and integrate new technologies into our plans. Last year, we launched a DSS innovation round focused on five water challenges, including efficiency and maximising wastewater value. We have now selected three partners to demonstrate their technologies, one of which has been piloted at one of our sites to test their alternative to reverse osmosis. This complements our ongoing pilot partnership with Aquacycl in our La Primavera site, where we have demonstrated the capability of this technology to be integrated as pretreatment within existing wastewater treatment systems, achieving over 80% removal in biological oxygen demand (BOD).

Previous water efficiency methodology	Fiscal 25	Percentage change compared to fiscal 24	Improvement compared to fiscal 20 baseline
Water use efficiency per litre of product packaged (litres/litre) - across the company	3.98^{Δ}	$6.4\%^{\Delta}$ improvement	14.5% improvement
Water use efficiency per litre of product packaged (litres/litre) - water-stressed areas	3.25^{Δ}	$1.1\%^{\Delta}$ improvement	19.6% improvement



Water replenishment

Our water replenishment programme continues to deliver beneficial impact, with another strong year of delivering local water projects. We are on track to reach our fiscal 26 target of replenishing more water than we use for our operations in water-stressed areas. In fiscal 25, we implemented projects that have the annual volumetric replenishment capacity of 3,084,000 $m^{3\Delta}$ of water. Cumulatively we have replenished 84% of our estimated fiscal 26 volume with projects such as reforestation, wetland restoration, agricultural water supply improvements, leak repair and rainwater harvesting.

In fiscal 25, we completed 30 replenishment projects in 10 countries, cumulatively implementing over 150 projects between fiscal 21 and fiscal 25. In Jalisco, Mexico, we were proud to partner with the local authorities in Atotonilco, where we have two tequila distilleries, to repair local infrastructure which was leaking water. The project will reduce water loss for the community by over 1.73 million m^3 of water per year. In Türkiye, we continued to progress agricultural water supply projects, this year providing more water for farming communities in Mersin's Gülnar district.

An important part of our approach on water is that it remains people-centric. We have committed to providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials. In fiscal 23, we reached our 2030 target, meaning all nine of the markets included in our target invested in WASH projects since 2020. We maintain this commitment, investing every year to 2030. For more information, please refer to our ESG Reporting Index.

(1) The water efficiency index across the company and in water-stressed areas was materially impacted by the disposal of Guinness Nigeria PLC. The impacts of Guinness Nigeria PLC on water use efficiency were removed from both the baseline and the performance in the intervening years.
(2) Under the previous water efficiency methodology, water efficiency was measured in litres of water per litre of product packaged (litres/litre). Performance under the previous methodology continues to be measured for long-term incentive programmes (refer to page 123). Under the new methodology, the water efficiency index – across the company was 84.2^{Δ} and the water efficiency index – water-stressed areas was 79.4^{Δ} in fiscal 25.
△ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.

Water Collective Action

We recognise that businesses need to partner with other water users, non-governmental organisations (NGOs) and governments to build climate resilience and ensure water security. Our collective action programme embraces a collaborative approach towards water stewardship in our priority water basins across 10 countries.

The collective action programme involves multi-stakeholder partnerships including other companies, NGOs, public sector organisations and communities. Together these partnership initiatives aim to pool knowledge, expertise and resources to identify and implement solutions to address shared water challenges.

In fiscal 25, we joined the White Volta Basin Watershed Fund, which aims to enhance water security in the Greater Tamale area in Ghana, where we source raw materials. We also continued to participate in collective action groups in Scotland, Uganda and India, with multiple aims including implementation of nature-based solutions and advocating for equitable access to water. The percentage of our priority water basins with collective action participation was 75% at the end of fiscal 25 (9 out of 12 basins).

We continue to act as water basin champion in the Santiago Lerma River Basin in Mexico, where we have driven the transition of Charco Bendito collective action; the Upper Godavari River Basin in India; and Kenya's Upper Tana Basin where our increased investment will extend the Upper Tana-Nairobi Water Fund's work into new counties.

As basin champion, Diageo commits to providing overall leadership on efforts to rejuvenate selected basins. For example, we have established a project management office to co-ordinate activities for The Godavari Initiative in India and played a leading role in transforming the governance and ambition of Charco Bendito in Mexico, increasing corporate funding and participation from 10 to 12 companies. In Kenya, our cumulative contribution to the Upper Tana-Nairobi Water Fund from fiscal 24 to date has resulted in over 580,000 trees planted, over 600 water pans constructed to promote rainwater harvesting, 27 drip irrigation kits provided to enhance water-use efficiency and increase yields, 52,500 metres of terraces, 52,500 metres of grass strips and 17,500 metres of permanent river bank buffer strips to promote sustainable land management.

Advocacy

At COP29 in Baku, we were among businesses continuing to call for more action on water and climate resilience. We also attended the UN SDG Summit in New York and World Water Week in Stockholm to share our ambition and learnings, and advocate for more companies and partners to scale up collaboration. We are members of leading international organisations such as the Water Resilience Coalition and Alliance for Water Stewardship, and we have strategic partnerships with WaterAid and The Nature Conservancy that support this call to action.

Our carbon strategy

We are committed to a low-carbon future and following a science-based approach to drive the pace and scale of change required. In fiscal 25, we continued to reflect on learnings from our first five years tracking against our 'Spirit of Progress' greenhouse gas emissions reductions targets.

Based on those learnings, new targets were approved by the Board and the Science Based Targets initiative (SBTi). They include interim, near-term targets for direct operations and value chain emissions, as well as long-term net zero(1) targets. Our targets resulted from analysis of all categories of material emissions in our own operations and value chain to reflect the changes in our business since our first submission of SBTi targets in 2021. We also updated our baseline year to fiscal 22 to align to normalised production levels, which were not impacted by the Covid-19 pandemic and adjusted packaging targets in alignment with our revised value chain emissions reductions targets.

As required by SBTi, we further disaggregated our targets between those which are Forest, Land and Agriculture (FLAG) emissions and other (Non-FLAG) emissions, which we will report on separately in our ESG Reporting Index.

Target reduction from baseline fiscal 22(2)	Date to achieve	Metric
Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	2030	Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based))
Become net zero(1) in our direct operations (Scope 1 and 2)	2040	
Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	2030	Percentage change in absolute greenhouse gas emissions ($ktCO_2e$)
Become net zero(1) in our full value chain	2050	

(1) Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science-based approach to net zero covers emission Scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero. Targets are based on our SBTi target boundary.
(2) Fiscal 25 is the first year that we measure progress against our 2022 baseline. Fiscal 24 progress reported has been restated to reflect this new baseline year.

PIONEERING GRAIN TO GLASS SUSTAINABILITY *continued*

We refined our decarbonisation roadmaps detailing the measures we will take to reduce greenhouse gas emissions and ensuring that new sites are developed with low emission technologies embedded from the outset. Across our supply chain we are clear on the decarbonisation levers that we control and the solutions that require collaboration with others to progress. In due course, we will be publishing our Climate Transition Plan, which will detail the pathway to achieve our targets, with more detail on the actions we intend to take to meet our ambitions. Our approach to deliver will include:

Scope 1 (5.5%)[1]	Scope 2 (0.1%)[1]	Scope 3 (94.4%)[1]
• Embedding energy efficiency into our processes. • Switching to renewable electricity, fuel and heat across our sites. • Utilising renewable energy certificates, innovations, partnerships and carbon removals to close the gap.[1]	• Continuing to switch to renewable electricity. • Creating additional renewable energy capacity to power our sites, exporting surplus energy to the local grid, through on-site developments and using power purchase agreements.	For Scope 3 emissions, our strategy includes three areas: • Diageo enabled projects: projects where we have the greatest control and confidence in delivery. • Selective engagement: projects that engage and influence external stakeholders. • Strategic innovation: projects that bring disruptive new products and approaches.

We acknowledge that realising this scale of transformation will require partnering for systemic change and delivering decarbonisation solutions in areas outside our direct control. Not all our suppliers and partners are at the same stage, nor is the necessary external infrastructure always available at scale.

We recognise that policy frameworks and market signals are not always incentivising the necessary pace of change across all markets in which we operate. We are focusing on the areas where we can affect the biggest positive impacts across our value chain, partnering with others and advocating for change to unlock solutions to some of the external challenges we face.

Streamlined Energy and Carbon Reporting (SECR)

	2021	2022	2023	2024	2025
Total Global energy consumption (MWh)	3,123,048	3,299,189	3,267,486	3,296,096	3,289,237
Total UK energy consumption (MWh)	1,050,459	1,078,943	1,223,347	1,259,921	1,244,702
Direct (MWh)	913,581	939,092	1,076,462	1,105,054	1,087,704
Indirect (MWh)	136,878	139,851	146,885	154,867	156,998
Total UK direct and indirect greenhouse gas emissions (kt CO2e)	71	83	134	118	101
Scope 1	71	83	134	118	101
Scope 2	—	—	—	—	—
Market-based (net) intensity ratio of greenhouse gas emissions (g CO2e per litre of packaged product)	119	104	105	94	85△

Total direct and indirect greenhouse gas emissions by region by year[2]

Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO$_2$e)

Region	2022	2023	2024	2025
North America	100	83	86	77
Europe	144	193	176	162
Asia Pacific	8	6	5	5
Latin America and Caribbean	37	27	9	15
Africa	93	55	51	51
Diageo (total)	382	364	327	310△
of which				
direct greenhouse gas emissions	376	359	323	306
indirect greenhouse gas emissions	6	5	4	4

(1) This information reflects current management estimates and expectations. It is based on assumptions available at the time of reporting, and both underlying data and future developments may evolve. As a result, our projections and interpretations may change. See pages 47–49 for further details on how climate change may affect Diageo and the actions we are taking to manage and mitigate related risks.
(2) The table covers our market-based direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions.
△ Selected metrics have been subject to independent limited assurance by PricewaterhouseCoopers LLP (PwC) for the year ended 30 June 2025. See pages 223-225 of the Annual Report and pages 65-68 of the ESG Reporting Index. The Non-Financial Reporting Boundaries and Methodologies can be found on our website.



Direct operations

In fiscal 25, we decreased greenhouse gas emissions from our direct operations by a further 5.2% versus fiscal 24. Investing in renewable energy and improved energy performance across our global footprint have enabled us to reduce our emissions this year.

We have benefitted from the continued use, and optimised output, from our on-site bioenergy facilities across multiple markets. Additional purchased liquid biofuel across a number of scotch distillery and malting sites has helped to drive our emission reduction across our direct operations greenhouse gas emissions (Scope 1) this year. The percentage of renewable energy used as a proportion of total energy across our direct operations footprint increased in fiscal 25.

Our energy performance has improved across our largest markets, driving emission savings and enabling decoupling of emissions from production. Several incremental and continuous improvement projects have delivered positive energy efficiency outcomes, particularly across our brewing and distilling sites. In our scotch footprint, we have successfully implemented a number of heat recovery, process optimisation and insulation projects, improving our energy efficiency. Our breweries in East Africa have continued to optimise their processes and use of bioenergy, resulting in an overall energy efficiency improvement. At our packaging sites in the United Kingdom, Europe and Australia, electrification of heat, pasteuriser process optimisation and replacement of old equipment has also led to energy efficiency gains.

Our continued reduction of greenhouse gas emissions has driven a cumulative saving of 18.8% in greenhouse gas emissions versus our fiscal 22 baseline. We have delivered these savings through investment in bioenergy plants in East Africa, Scotland and Mexico, with additional savings being delivered through electrification of heat, fuel switching to lower emission alternatives like biofuel or renewable gas and optimising our energy use. We source renewable electricity widely across our portfolio, investing in on-site solutions as well, particularly across sites in Africa and, Latin America and Caribbean which has helped us reduce our indirect greenhouse gas emissions (Scope 2) from our fiscal 22 baseline.



Value chain emissions

In fiscal 25, we continued to review our greenhouse gas emissions inventory and calculation methodologies, adjusting our assumptions to further refine our full greenhouse gas emissions profile. We enhanced our value chain emissions (Scope 3) reporting, ensuring that any material updates, including to emissions factors, were applied across all prior years back to our revised fiscal 22 baseline, in line with our Non-Financial Reporting Boundaries and Methodologies.

Our updated Scope 3 emissions target represents the weighted average of our targets to reduce Forest, Land and Agriculture (FLAG) and non-FLAG (energy and industry) emissions. This separation of the emissions target supports prioritisation, and focuses our efforts on where we can make the most impact.

When compared to the prior year, our fiscal 25 Scope 3 emissions increased by 1.5%, which was mainly driven by increased volumes of finished products. This included increases in purchased packaging materials (glass bottles, closures and kegs). Packaging improvements from lightweighting programmes and switching to lower emission formats reduced some of the impact from these increased emissions. Our logistics and distribution emissions increased between fiscal 24 and 25, corresponding to increased volumes but also impacts from increased distances and emission factor updates.

Our emissions associated with raw material and ingredient purchases also increased slightly.

Our Scope 3 greenhouse gas emissions have decreased by 10.2% compared to our fiscal 22 baseline. Coupled with volume decreases, progress to our 2030 target has been enabled through packaging sustainability initiatives like lightweighting, format changes and increased recycled content. We have partnered with a number of suppliers to optimise our raw material sourcing and better understand our value chain emissions.

In fiscal 26, we will continue to improve our supplier engagement and our Scope 3 decarbonisation roadmaps, particularly focusing on mapping our FLAG initiatives, targeting areas that deliver emission reductions and value for the business. We recognise that external factors are the driver of Scope 3 emissions, which is why we continue to engage with our key suppliers to enhance our Scope 3 data and to find solutions together.



Moving towards regenerative agricultural sourcing

Businesses have a shared interest in helping to restore the natural resources on which we all depend. We are committed to supporting the economic, social and environmental sustainability of our agricultural supply chains.

In fiscal 25, we reached our target of launching five regenerative agriculture programmes across key sourcing geographies. Our programmes, which ran through the fiscal, covered agave in Mexico, broken rice in India, barley in Ireland and separately, wheat and barley in the United Kingdom.

We continue to learn from the regenerative agricultural programmes in place, with critical data being gathered to inform an updated strategy to address the dependencies, impacts, risks and opportunities from our agricultural sourcing activities. Sustainable sourcing is a critical lever to reducing carbon emissions, water usage and biodiversity loss. In fiscal 26, we will extend the target to deliver a total of 10 collaborative regenerative agriculture programmes between 2020 and 2030, aiming to address key climate, nature and water risks.



Reducing emissions through packaging improvements

Greenhouse gas emissions from packaging represent 33% of our total Scope 3 value chain emissions. We are committed to reducing our value chain carbon footprint by increasing our recycled content, reducing single-use packaging, reducing packaging weight and deploying and scaling circular business models.

Given that reducing the absolute weight of our packaging competes with volume growth, we will no longer be reporting against a specific packaging weight reduction target. However, we will continue pursuing lightweighting projects which are good for both the business and emissions reduction, reporting on examples each year. We have also revised our 2030 ambition for recycled content in our packaging to 50% (previously 60%), based on our latest forecasts for cullet availability.

This year, we further integrated our technical supply, marketing and innovation teams to deliver the triple win: increased value for our consumers, reduced greenhouse gas emissions and improved bottom line performance through cost efficiency or top line growth.

PIONEERING GRAIN TO GLASS SUSTAINABILITY *continued*

In fiscal 25, we delivered a number of key projects including:

- Reducing the glass bottle weight of our core size Johnnie Walker Gold, Green and Double Black Label as well as Baileys and Cîroc brands. This programme delivered an average 15% weight reduction and a total of 5,100 tonnes CO_2e savings per annum across all brands in scope.
- Expanding the availability of Smirnoff Ice and Gordon's Space in cans for select markets, providing the opportunity to move away from glass and resulting in 530 tonnes CO_2e savings.
- Launching a pilot programme for Johnnie Walker Black Label in a paper bottle, building on previous work for Baileys and employing a different solution as we continue to test and learn from consumer reaction to new packaging formats for spirits.
- Removing excess packaging including gift cartons from Zacapa 23 and optimising the carton design for scotch brands including Johnnie Walker Gold and Green Label.

We continue to trial and test circular solutions for packaging with Everpour, our first in-house led bespoke spirits keg and dispense system for the on-trade, with each keg replacing 500 single use 70cl glass bottles.

Increasing recycled content in our packaging

In fiscal 25, we surpassed our recycled content in plastic bottles target.

Our recycled content in plastic bottles was 43% versus a target of 35% which we had reset in fiscal 24 from 40% due to supply constraints, technical barriers and legislation changes. We overcame these challenges to drive a 21% increase within the year and will continue to plan for incremental improvements in future years.

Our total packaging recycled content inclusion increased to 46% versus our 2030 target of 50%. We continue to see year-on-year improvement across our packaging categories, primarily driven by recycled content in glass bottles.

Increasing glass cullet availability through improved collection and sorting schemes in partnership with our glass vendors continues to be a focus area for the business and we are engaging our key packaging suppliers across a comprehensive range of business objectives. Sustainability initiatives and the ability to help unlock industry-wide challenges are central to our joint business planning.



How we have reported consistently with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

In this year's disclosures, we have complied with the FCA's UK LR6.6.6R (8). Our climate-related financial disclosures are considered to be consistent with the TCFD's recommendations and recommended disclosures, as illustrated in the index below.

TCFD recommendation	Consistency
GOVERNANCE See page 46	
a. Describe the board's oversight of climate-related risks and opportunities.	
b. Describe management's role in assessing and managing climate-related risks and opportunities.	Yes. See page 46.
RISK MANAGEMENT See pages 47-49	
a. Describe the organisation's processes for identifying and assessing climate-related risks.	
b. Describe the organisation's processes for managing climate-related risks.	Yes. See pages 47-49. Having completed comprehensive risk assessments, our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.	
STRATEGY See pages 47-50	
a. Describe the climate-related risks and opportunities the organisation has identified over the short-, medium-, and long-term.	We have described risks and opportunities for our business, in all of our owned operating locations and our most important third-party operations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under different climate-related scenarios. We have co-developed a scenario analysis tool with climate experts to enable regular updates to our scenario analyses. The precise risks and opportunities that were modelled in our scenario analysis are outlined in the Non-Financial Reporting Boundaries and Methodologies, pages 4-7.
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning.	
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	
METRICS & TARGETS See pages 50-56	
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 50-56.
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.	Yes, for Scope 1 and 2 see page 51 and 53-55. For Scope 3 see our ESG Reporting Index on page 41. We are continually enhancing our Scope 3 GHG emissions footprint through supplier engagement and refining our data granularity in line with GHG accounting standards.
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 50-56.

CHAMPION INCLUSION AND DIVERSITY



Champion *inclusion and diversity*

Championing inclusion and diversity helps us drive performance, and is crucial to our purpose of 'celebrating life, every day, everywhere'.

Key Ambitions[1, 2, 3]

GENDER REPRESENTATION OF OUR LEADERSHIP					
2030 Ambition					
Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030					**50%**
Role	Men	%	Women	%	Total
Leadership population [3]	335	57%	256	**43%**	591

ETHNIC REPRESENTATION OF OUR LEADERSHIP[4]									
2030 Ambition									
Champion ethnic diversity, with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030									**45%**
Ethnically diverse	%	Non-ethnically diverse	%	Decline to self identify	%	Not disclosed	%	Total	
265	**46%**	272	48%	17	3%	17	3%	571	

(1) Statements on representation should be considered an ambition for Diageo, not a target.
(2) This data is calculated as an average across the four quarters of fiscal 25.
(3) Leadership population encompasses the Executive Committee and senior managers.
(4) 20 leaders are based in countries that do not collect ethnicity data. As such, these leaders are not in scope.
For more details, see the Non-Financial Reporting Boundaries and Methodologies on our website.

BUILDING A THRIVING AND INCLUSIVE HOSPITALITY INDUSTRY	
Year	Number of people reached
2030 Ambition	
Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes	**200k**
2025 cumulative progress	133k
2024 cumulative progress	98k

↗ For more details, see the website *www.diageo.com.*

At Diageo, our purpose is to 'celebrate life, every day, everywhere' – we want everyone to feel invited and included. We believe that inclusivity is not just the right thing to do, it makes good business sense. We remain committed to our 'Spirit of Progress' ambitions, recognising the need to continually evolve, whilst reinforcing our commitment to advancing inclusion and cultural transformation, so every employee can thrive.

As a global business with stretching growth ambitions, it is imperative we employ the most talented and diverse teams and create a truly inclusive culture to help us reach and appeal to the broadest range of consumers who enjoy our brands. We look to champion inclusion and diversity across our entire business – with our people, through our value chain, across our brands and within the communities in which we operate.

A culture that supports all

We believe everyone should work in an environment where they are empowered, respected and their contributions are valued. In our most recent survey, 83% (fiscal 24: 81%) of employees would recommend Diageo as a great place to work, and 85% (fiscal 24: 83%) agreed that people from different backgrounds can be themselves and thrive.

Building an inclusive culture through policies and practices

In recent years, we have developed policies and practices to support employees at various life stages, partnering with employee resource groups (ERGs) and external experts. In fiscal 25, we expanded our 'Carers Leave' policy to 30 countries across Asia Pacific, Latin America and Caribbean, and North America, offering 10 days of paid leave for dependent care. Over 470 employees utilised more than 1,500 days in fiscal 25. Our long-standing Family Leave Policy remains well-adopted, with over 1,400 parents using it in fiscal 25. We are proud to have received external recognition in Hungary, North America, and the United Kingdom as a top employer for parental benefits. In partnership with our employees and the Spirited Women Network, we continue to strengthen our approach to ensure a smooth and inclusive return-to-work experience for all.

This fiscal, the 'Fertility Support Guidelines' providing paid leave to assist all employees undergoing fertility treatment, were extended to Australia, Caribbean and Central America (CCA), and Middle East and North Africa (MENA) markets. We also refreshed and revised our 'Global Disability Inclusion' guidelines to include broader emphasis on Universal Design Principles to improve accessibility, usability and inclusivity in our digital and physical spaces.

We remain committed to creating an age-positive environment where all employees can feel valued at each life stage. In fiscal 25, we piloted an age inclusion initiative within our Scotland Supply Chain and Procurement business, engaging employees through surveys and focus groups. Additionally, 60 employees participated in a 12-week self-paced life coaching programme, delivered in partnership with our external partner, 55/Redefined, providing valuable insights to better support colleagues in later career stages.

Supporting female talent for the future

Since setting our 2030 ambition in 2020 to reach 50% women in leadership, we have increased representation from 39% to 43%. This reflects our long-term commitment to building a more inclusive leadership team. We are investing in the next generation of female leaders, with a focus on underrepresented functions such as commercial, digital, general management and supply, particularly across countries in Africa and Asia Pacific, where local cultural norms have created disadvantages.

Our commitment to sustainable progress is underpinned by focused talent development and succession planning. Our 'Horizons' programme accelerates emerging general managers, with a goal of at least 50% female participation. In Latin America and Caribbean, 'Striding Women' provides coaching and leadership training, and in Africa, 23 women graduated from the 'BLOOM' programme, delivered in partnership with Strathmore University to prepare women for future senior roles.

In the 2025 FTSE Women Leader Review, Diageo ranked fourth overall in the FTSE 100 for combined executive and executive direct report roles held by women, up from eighth in 2024. This progress highlights our continued commitment to advancing gender equality in leadership.

Supporting our ethnically diverse talent for the future

We are proud for a second consecutive year to have maintained 46% ethnically diverse leadership representation, surpassing our 2030 goal. We achieved this through 46% of internal promotions and 54% of external appointments into the leadership cohort being ethnically diverse in fiscal 25. We are proud to continue participating in the Parker Review Report 2025, where Diageo stands out for its strong ethnic diversity at both Board and senior leadership levels, significantly surpassing the FTSE 100 average. Our people continue to demonstrate their commitment to our inclusion journey by voluntarily sharing information about how they self-identify their ethnic background. We are proud that 97% of our leadership population and 72% of all employees, in the markets where data collection is live, have completed the ethnicity field. We continue to drive local initiatives to cultivate leadership pipelines. In Brazil, more than 120 Diageo employees took part in the cross-industry MOVER programme benefiting from leadership capability build, mentoring and postgraduate scholarships. Of the cohort, 62% identified as Pardo, 38% as Black and 6% as disabled. In Ireland, fiscal 25 marked the third annual World Culture Day, led by the REACH (Race, Ethnicity and Cultural Heritage) Network, celebrating the market's rich diversity with representation of more than 15 nationalities.

Leveraging the power of our Resource Groups locally

We empower our people to drive inclusion and diversity through over 60 global Employee Resource Groups (ERGs). These ERGs continue to grow in influence, shaping strategy, policy and brand campaigns. Sponsored by senior leaders and open to all, ERGs spark meaningful conversations and engagement across our business. With more than 20 ERGs focused on advancing gender equality, including three dedicated specifically to engaging men across Africa, we continue to drive inclusive dialogue and meaningful action. Our 2025 International Women's Day celebrations embraced the theme 'Rights. Equality. Empowerment. For ALL,' with three global sessions attracting nearly 2,000 live participants and over 30 local activations across the month of March. This year, our South East Asia chapter hosted conversations on masculinity and breaking gender stereotypes; and in Tanzania's B.R.E.W. (Brotherhood, Responsibility, Equality and Wellness) Network expanded its reach, deepening its focus on men's holistic growth and inclusive leadership.

Promoting inclusivity through our value chain

We strive to have a positive impact on society and promote sustainable growth by providing resources, learning and livelihood opportunities for communities where we source, make and sell our brands. All our programmes are 'inclusive by design' aiming for 50% of beneficiaries to be women, whilst also adopting inclusive recruitment practices, providing training content and accessibility, as well as dedicated modules on inclusion and diversity.

In fiscal 25, Learning for Life (L4L), our business and hospitality skills programme for people from under-represented groups, reached 35,000 people in 34 countries and over 50% of them were women. In the fiscal, we assessed and enhanced our programme controls to improve programme quality, impact and reporting globally and fostered new partnerships to increase employment rates upon graduation.

Where we provided Water Sanitation and Hygiene (WASH) to communities in water-stressed markets, we partnered with leading NGOs to ensure equal representation on WASH committees. These committees facilitate community dialogues to tackle social norms that prevent women's equal access to and agency over WASH. This year more than 50% of WASH committee members were women.

We continued to expand our inclusive approach to supporting smallholder farmers in Kenya, Tanzania and Ghana, providing equal access to agricultural training and resources for women, youth and people with disabilities, building their economic and environmental resilience and strengthening our supply chain.

Championing a diverse supply chain

In fiscal 25, we have grown our diverse supplier base across 28 countries, actively engaging with over 930 diverse suppliers, more than 60% of them being women-owned. We continue to champion inclusion across our value chain, working with organisations like WEConnect International and OutBritain, to identify, connect with and grow diverse suppliers. This year, we also partnered with the World Federation of Advertising to launch a supplier diversity playbook, offering guidance for marketing leaders on inclusive procurement strategies. More information can be found in our ESG Reporting Index.

Creating an inclusive and thriving hospitality industry

Through Diageo Bar Academy, we aim to foster a thriving and inclusive hospitality sector that works for all. In fiscal 25, we continued to provide highly accessible educational resources and training. Our resources are designed to help hospitality workers meet guests' expectations, upskill new hires and support their career progression and wellbeing. We led dedicated training and mentoring sessions in areas where we see opportunities to support women's advancement within the hospitality sector.

Inclusive marketing: Good for society and good for business

We craft and market our products for everyone (Legal Drinking Age+) and, through our advertising, we want our brands to reflect all consumers around the world. As one of the world's largest advertisers, we're committed to ensuring that everyone, from script to screen, sees themselves represented, and we continue to play our role to make mainstream media more inclusive. In fiscal 25, we made significant advancements to improve the accessibility of our content, and developed and scaled training for our marketing teams and agency partners. We further embedded inclusion into our Guinness Six Nations campaigns with expanded live audio description, sign language commentary and additional in-stadium accessibility. This includes the use of the 'Field of Vision' devices to enhance the live experience for blind and visually impaired fans. With Guinness, we announced a collaboration with IDA Sports to create the first-ever soft ground boot engineered for female athletes. We also partnered with 'She Said So', a non-profit organisation committed to gender equality within the music industry. Johnnie Walker worked on the campaign 'Pass the Mic' with WE ARE Pi, which celebrates female game changers in hip-hop.



Louise Prashad
Chief HR Officer

'We are proud of our progress over many decades in championing inclusion and diversity with our brands, communities and workforce, and we want to continue to build on our strong foundations.'

OUR ESG REPORTING APPROACH

Our ESG *reporting approach*

Reporting transparently on the ESG issues that affect our business, and that our business contributes to, plays a vital role in delivering our strategy. It helps us to manage ESG risks, take opportunities and promote sustainable development everywhere we live, work, source and sell.

Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index each year, we also submit non-financial information to benchmarking and index organisations, including those listed on the Awards and ranking page of our website.

The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG reporting regulations, frameworks and good practice. Since launching our 'Spirit of Progress' ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.

How we report to our stakeholders – our reporting suite









Annual Report
Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders. Performance against our most material targets is integrated into the relevant focus area sections.

ESG Reporting Index
Where we provide additional disclosures in line with the GRI (Global Reporting Initiative) Standards, our materiality assessment and our response to the Sustainability Accounting Standards Board (SASB). We also consider the UNGC requirements in our ESG reporting.

Non-Financial Reporting Boundaries and Methodologies
Where we provide information on the boundaries and calculations applied to derive information set out in the Annual Report and the ESG Reporting Index.

Diageo.com
Where, through the 'Spirit of Progress' section, we give more details of our approach and performance, with examples of our strategy in action.

Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 86-93 of this Annual Report.

This non-financial and sustainability information statement provided on pages 61-62 provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

Non-financial and sustainability information statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Environmental matters				
1(a) environmental matters (including the impact of the company's business on the environment)	**Pioneering grain to glass sustainability**	• Doing business the right way, from grain to glass • Risk Management – Identifying climate risks and opportunities • Climate change resilience • Identifying and assessing our physical risks • Identifying and assessing our transition risks and opportunities • Summary of our most important climate risks and opportunities • Our strategy for grain-to-glass sustainability • How we have reported consistently with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	• Global Environment Policy[1] • Sustainable Agriculture Guidelines[1] • Sustainable Packaging Commitments[1] • Partnering with Suppliers Standard[1] • Deforestation Guidelines[4] • Water Stewardship Strategy[4] • Reinventing Packaging Strategy[4]	p.36-37 p.46-57
Our people				
1(b) the company's employees	**Our people and culture**	• Highly engaged talent • Growing our talent • Continuing to evolve our culture • Enabling our people to thrive • Champion inclusion and diversity • Gender and ethnic representation of our leadership • Promoting inclusivity through our value chain • Championing a diverse supply chain	• Code of Business Conduct[2] • Great Britain/Scotland and Republic of Ireland Gender Pay Gap Report 2024[4] • Global Human Rights Policy[1] • Directors' Remuneration Policy[4] • Board Diversity Policy[4]	p.40-41
	Champion inclusion and diversity	• Inclusive marketing: Good for society and good for business		p.58-59
	Health and safety	• Embedding a culture of health and safety • Empowering responsibility: Fostering a safe work environment • Continuous improvement initiatives	• Global Health, Safety and Wellbeing Policy[1]	p.42-43
1(c) social matters	**Promote positive drinking**	• Education to tackle harmful drinking • Promoting moderation through aspiration and choice • Advocating improved laws and industry standards • Marketing in a responsible way	• Global Marketing and Digital Marketing Policy[1] • Global Employee Alcohol Policy[1]	p.44-45
Human rights				
1(d) respect for human rights	**Business integrity and Human rights**	• Standing up for human rights	• Global Human Rights Policy[1] • Modern Slavery Statement[3] • Global Brand Promoter Standard[1] • Privacy Policy[1]	p.38-39
Anti-bribery and corruption				
1(e) anti-corruption and anti-bribery matters	**Business integrity and Human rights, Doing business the right way**	• Business integrity • Code of Business Conduct (Our Code) • Encouraging people to speak up • Managing third-party risks	• Code of Business Conduct[2] • Data Privacy Policy[4] • Global Information Management and Security Policy[4] • Countering Corruption Policy[1] • Competition and Antitrust Policy[1]	p.38-39

OUR ESG REPORTING APPROACH *continued*

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Business model				
2(a) a brief description of the company's business model	**Diageo's business model**	• Strategic Report • Our principal risks and risk management • Stakeholder engagement		p.1-15 p.63-71 p.86-93
Risk management				
2(d) a description of the principal risks relating to the matters mentioned in subsection	**Our principal risks and risk management**	• Effective risk management • Our principal risks and risk management	• Risk Management Standard(4) • Business Continuity Management Standard(4)	p.63-71
	Viability statement	• Viability statement		p.72-73
Non-financial performance				
2(e) a description of the non-financial key performance indicators relevant to the company's business	**Monitoring performance and progress**	• Non-financial performance • 'Spirit of Progress' • Key Sustainability Targets		p.18-19 p.36-60 p.51
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006				
(a) description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities;	**Pioneering grain to glass sustainability**	• Governance (Pioneering grain to glass sustainability)	See above, under Environmental matters	p.46
(b) a description of how the company identifies, assesses, and manages climate-related risks and opportunities;		• Risk Management - Identifying climate risks and opportunities		p.47-49
(c) a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process;		• Effective risk management • Risk Management - Identifying climate risks and opportunities		p.63-71 p.47-49
(d) a description of – (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and		• Effective risk management • Risk Management - Identifying climate risks and opportunities		p.63-71 p.47-49
(d) a description of – (ii) the time periods by reference to which those risks and opportunities are assessed;		• Risk Management - Identifying climate risks and opportunities • Quantitative impact of transition risks and opportunities		p.47-49
(e) a description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy;		• Risk Management - Identifying climate risks and opportunities • Identifying and assessing our transitions risks and opportunities		p.47-49
(f) an analysis of the resilience of the company's business model and strategy, taking into consideration different climate-related scenarios;		• Climate change resilience • Viability statement • Scenario analysis of physical and transition risks (in the Non-Financial Reporting Boundaries and Methodologies)		p.47-49 p.72-73 p.4-7
(g) a description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets; and		• Our strategy for grain-to-glass sustainability • Key Sustainability Targets		p.50-56 p.51
(h) a description of the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those key performance indicators are based		• Our strategy for grain-to-glass sustainability • Key Sustainability Targets		p.50-56 p.51

(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct
(3) https://www.diageo.com/en/esg/doing-business-the-right-way/modern-slavery-statement
(4) Externally published documents on different subsites

OUR PRINCIPAL RISKS AND RISK MANAGEMENT

Effective risk management

Effective risk management drives better commercial decisions, protects our assets and supports a growing, resilient and sustainable business. It lies at the heart of our Growth Ambition.

Risk Management Approach and Structure

AUDIT COMMITTEE
- Definition of risk appetite
- Assessment of internal and external risk environment
- Consideration of emerging risks
- Approval of principal risks

RISK AND CONTROLS STEERING COMMITTEE
- Issues guidance and co-ordinates interdependent responses to principal risks and emerging risks
- Reviews mitigations and controls in place to manage principal risks and emerging risks

AUDIT AND RISK COMMITTEE (ARC)

Oversight of:
- Internal control
- Audit and risk programme, including assessment of internal and external risk environment
- Business conduct and ethics
- Consideration of emerging risks

BUSINESS UNIT RISK MANAGEMENT
- Identification and assessment of business unit level risks
- Identification of emerging risks
- Risk mitigation actions

CROSS FUNCTIONAL WORKING GROUPS
- Identification and assessment of group level risks
- Identification of emerging risks
- Risk mitigation actions

Lines of Defence

THIRD LINE OF DEFENCE
- Internal audit provides independent assurance on the effectiveness of internal controls and risk management systems
- External audit evaluates the internal control environment and identifies potential risks

SECOND LINE OF DEFENCE
- Global policies, standards and guidance are developed and implemented by global functional teams
- The global controls and functional teams provide oversight of the first line's risk management activities

FIRST LINE OF DEFENCE
- Business unit teams are responsible for identifying, assessing, and managing risks within their areas



↗ **Further details about our risk management approach are described in the Corporate governance report on *page 85* and in the Audit Committee report on *pages 97-103*.**

Our approach

We believe that effective risk management starts with the right conversations driving better business decisions. We identify and embed mitigating actions for material risks that could impact our current or future performance, and/or our reputation. Our efforts aim to be holistic and integrated, bringing together risk management, internal controls and business integrity activities, ensuring we focus on the risks that could have the greatest impact.

Our principal risks

The Audit Committee considers principal risks to be the most significant risks faced by the group, including those that are the most material to our performance and that could threaten our business model, solvency or liquidity. They do not comprise all the risks associated with our business and are not set out in priority order. Additional risks currently deemed to be less significant, or not known to management, may also have an adverse effect on the business. Our principal risks are considered over a three-to five-year timescale. Together with other metrics, we give consideration to risk velocity (how quickly the risk could materialise) to ensure appropriate mitigating actions are taken.

OUR PRINCIPAL RISKS AND RISK MANAGEMENT *continued*

Our principal risks at a glance

		Risk appetite	Risk velocity	Net risk movement 2024/25	Link to strategy 1. Brands & portfolio	Link to strategy 2. Consumer trends	Link to strategy 3. Operational excellence
1	Climate change and sustainability	⊘	◓	→	●	●	●
2	Regulation, trade barriers and indirect tax	⊘	◓	↑			●
3	Geopolitical volatility and business interruption	✓	◓	↑	●	●	
4	Macroeconomic and financial volatility	⊘	◓	↑	●		●
5	Tax compliance and administration	⚠	◓	→			●
6	Supply chain disruption	⊘	◓	→			●
7	Cyber and IT resilience	⊘	◓	→			●
8	Business ethics and integrity	⚠	◓	→			●
9	Consumer demand disruption	✓	◓	→	●	●	
10	Product quality, food safety and counterfeit	⚠	◓	→	●	●	
11	Transformation	⊘	◓	→	●	●	●

↗ Further details about our stakeholders can be found on *pages 86–89.*

Risk appetite
⚠ Averse – Extremely conservative: Avoid unnecessary risk where possible
⊘ Cautious – A preference for safe delivery, but willing to take strongly justified risks
✓ Open – Willing to take justified risks

Risk velocity
◔ Slow – impact of the risk would be evident within a year, or beyond
◑ Rapid – impact of the risk would be evident in a quarter
◕ Very rapid – impact of the risk would be evident within a month

Net risk movement
→ Unchanged
↓ Decreased
↑ Increased
+

Link to strategy
1 Brands and portfolio
2 Consumer trends
3 Operational excellence

Risk appetite

The Audit and Risk Committee (ARC) and the Audit Committee have defined the group's risk appetite across our risk categories (strategic, financial, operational and regulatory). A three-point risk appetite scale (averse, cautious and open) has been applied, using both quantitative and qualitative criteria that align to the delivery of our Growth Ambition. This category-led approach enables practical application of risk appetite thresholds to all principal risks, which informs the level of mitigation required. Examples of risks for which we have an averse appetite include those that could: harm our people; impact product quality; cause us to market irresponsibly or act without integrity; or be non-compliant with laws and regulations, including those relating to financial reporting.

Risks that can be partially mitigated, for example through being insured, are also identified and evaluated. We purchase insurance for the most critical areas or where there is a legal requirement, seeking a balance between retained risk and risk transfer.

Emerging risks

The ARC and Audit Committee review emerging risks. Our Strategy and Controls, Audit and Risk Excellence teams undertake horizon-scanning to monitor potential trends and events that could dramatically change our industry and/or our business, from both risk and opportunity perspectives, for the Executive Committee to understand the changing landscape and take appropriate actions.

We consider Artificial Intelligence (AI) to be a potential impact on our principal risks, and are embedding our AI governance approach to ensure the right balance between opportunity and risk. We continue to see emerging risk areas within existing principal risks, such as the continuing changes in consumer demand, and pervasive geopolitical tensions.

This list does not include all of our risks, and the risks listed are not set out in order of priority.

1. Climate change and sustainability

Failure to achieve collective climate action and environmental sustainability goals could lead to severe global warming, substantial societal risks, increased regulation, operational disruptions, financial losses and reputational damage for the business.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⊘	• Location specific physical risk exposures are integrated into our market risk footprints, with clear action plans to mitigate risk and enhance resilience. • Our water strategy aims to improve efficiency and replenish water resources whilst supporting communities and advocating for driving collective action. • The Climate, Nature and Water Risk Steering Group manages climate risks and opportunities, based on climate change scenarios aligned with the approach recommended by the Task Force on Climate-Related Financial Disclosures (TCFD).	• Recent observations of climate extremes and tipping points align with our modelling of climate risk scenarios. • Global events and assessments, including COP29 UNFCCC and the WEF's 2025 Global Risk Report, reinforce the critical role of water and nature in climate action and identify extreme weather, biodiversity loss and ecosystem collapse as significant threats.	• Physical climate risk and water risk assessments have been completed for all sites and key third-party operations. • Climate change mitigations have been enhanced through emissions reduction, increased use of renewable energy and initial implementation of the revised water strategy. • Adaptation efforts have focused on water efficiency improvements, water replenishment and water collective action.
Risk Velocity	◔			
Net Risk Movement	→			
Link to strategy	1 2 3			

2. Regulation, trade barriers and indirect tax

The geopolitical and economic landscape continues to be volatile, driven by conflicts, unstable trade and inflation, leading governments to seek more tax revenues. Public health concerns may result in restrictions on alcohol marketing or sales, while trade tensions could introduce new barriers or taxes. Resistance to changes in global tax frameworks threatens their stability, reducing predictability and potentially increasing costs.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⊘	• Our public policy and government relations plans involve global engagement with multilateral organisations as well as market-level health and finance ministries. • We use extensive economic modelling to understand the impact of tax, trade and other public policy changes. • Trade tensions are mitigated by our broad product portfolio. • With respect to our Positive Drinking programmes, we work with international and market trade bodies who conduct scientific research which provide an evidence base for policy redevelopment. • A quarterly public policy dashboard ensures the resources are deployed against high-risk issues.	• International organisations that influence governmental policy decision on alcohol taxation and regulatory changes are increasingly well-organised, focusing on harm among small groups rather than targeted interventions. • Within these organisations, there have been calls to differentiate between 'lower strength' and 'higher strength' alcoholic products. In some areas, 'higher strength' has been framed as being more harmful, supporting proposals that higher taxes should be levied on 'higher strength' products. • Trading systems are increasingly moving away from the traditional rules-based approach. Increasing numbers of tariff barriers are leading to unpredictable trade disputes and potential retaliatory taxes.	• We have increased our mitigations by expanding our advocacy efforts to challenge ineffective and discriminatory tax policies. We continue to engage positively with a wide range of international organisations to advocate for policies and interventions that promote positive drinking, whilst at the same time not discriminating against our products. • Mitigations for this risk are typically long term in nature. However, in fiscal 25 we have implemented pricing and inventory management strategies to mitigate the short- and longer-term impact of these risks.
Risk Velocity	◑			
Net Risk Movement	↑			
Link to strategy	1 3			

OUR PRINCIPAL RISKS *continued*

3. Geopolitical volatility and business interruption

A significant interruption to our business due to external events (such as a public health threat/pandemic, war or natural hazard) could restrict access to our products, negatively affect our operations and brands or pose a threat to the safety of our employees; any of which could have a negative impact on our commercial and financial performance.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite		• A global risk monitoring programme is in place to identify emerging risks. • The Business Continuity Management (BCM) Programme ensures comprehensive contingency plans are in place across markets, operational sites and categories. • Our Global Corporate Security Policy establishes security management structures to protect people, property and business.	• Fiscal 25 has seen continued geopolitical volatility and natural hazard risks. • There was rapid escalation of the conflicts in the Middle East; the ongoing war in Ukraine; and unrest and crime in other markets, such as Colombia, Kenya and Mexico. • Natural hazards like Storm Eowyn and floods caused minor disruptions. • Intelligence-led risk management approaches were deployed to safeguard people and assets, ensuring that whilst the business emerged commercially impacted, this was not at a level which is material to the group.	• During the year, business continuity strategies relating to system unavailability were strengthened, further progress made on the new category-aligned supply chain BCM planning and a project launched to enhance and digitise the global BCM programme. • To ensure compliance and effectiveness of physical and people security processes, an enhanced new assurance programme has been implemented in fiscal 25, with further improvements to follow in fiscal 26. • The Travel Risk Management programme was further improved by driving enhanced service delivery by travel service providers and benchmarking against the new ISO31030 standard.
Risk Velocity				
Net Risk Movement				
Link to strategy	1 2			

4. Macroeconomic and financial volatility

Financial volatility could erode consumer confidence and failure to react quickly enough to changing macroeconomic conditions adversely impacts financial performance. Macroeconomic conditions include inflationary pressures, unemployment and global trade tensions. Financial volatility risk could arise from variability in financial markets, interest rate fluctuations and currency instability.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite		• Key business drivers are monitored locally and globally, integrating local insights into market strategies to more effectively leverage the brand portfolio. • Central hedging and currency monitoring are implemented to manage volatility, while strategic analysis and scenario planning take place at both global and local levels. • Multi-country investment and local sourcing strategies are employed, supported by cross-functional steering groups dedicated to managing issues like inflation. • Greater capabilities have been built to monitor macroeconomic volatility, including improved demand and supply signal tracking, enhanced supply chain resilience and embedding scenario planning into growth plans.	• The first half of the year saw positive macroeconomic growth, with US consumer sentiment at a three-year high and monetary policy loosening benefiting our key markets. • In the second half, increased risks from tariffs and counter-tariffs have heightened economic policy uncertainty, potentially dampening global growth and consumer demand for goods including Total Beverage Alcohol (TBA), with particular exposure in the United States due to product imports.	• Scenario planning is in place to mitigate potential tariff impacts, utilising strategies such as pricing and promotion management, inventory management, supply chain optimisation and re-allocation of investments. • Efforts are ongoing to enhance capabilities for managing macroeconomic volatility focused on improvements in forecast accuracy and reducing slow-moving and obsolete inventory (SLOBs).
Risk Velocity				
Net Risk Movement				
Link to strategy	1 3			

5. Tax compliance and administration

The increasing complexity of international tax administration may lead to higher compliance costs and an increase in the number of tax audits and exposures, which creates additional uncertainty and the potential for financial loss.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite		• The international tax landscape is continuously monitored for new taxes and tax legislation being introduced, including where such tax legislation may have retrospective implications. • Ongoing improvement of tax processes, data and system capabilities is embedded to ensure compliance. • Through the tax transformation programme, activities and controls have been standardised, centralised and automated where possible. • Global transfer pricing policies are reviewed and adapted to ensure profits are taxed in line with business activities and economic substance.	• Several countries have implemented changes to their tax legislation with retrospective effect (including the US, France, and Poland). Although these changes have not directly increased our historic tax risk profile, if such changes become a global trend, it will increase the difficulty of assessing the stability of past tax positions. • Multinational organisations face increasingly frequent audits and tax authority requests. • More territories have implemented e-invoicing/digital tax filing regimes, which further increases the complexity of data requirements and compliance processes.	• The ongoing work to migrate to SAP S/4HANA sets the foundation for enhanced tax management by utilising better quality data and further standardising and automating tax processes, leading to a greater ability to meet emerging digital tax authority requirements.
Risk Velocity				
Net Risk Movement				
Link to strategy	3			

6. Supply chain disruption

Supply chain disruptions, driven by external factors including supplier failures, can lead to longer transit times, supplier insolvency and material shortages, negatively impacting commercial and financial performance.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite		• Our supply chain strategy focuses on enhancing resilience. By optimising inventory management and leveraging a broad product portfolio, we enhance agility and flexibility to buffer against unforeseen shortages and market shifts. • We strengthen our supply chain resilience by sourcing closer to key markets, diversifying suppliers, synchronising logistics, implementing regional hubs and maintaining comprehensive Business Continuity Plans (BCPs) for operational continuity. • Our digitialisation of the supply chain, including scenario planning and an improved planning system optimises decision-making to balance service, cost and cash.	• We faced transport strikes in key markets and significant national elections worldwide leading to potential policy shifts and civil unrest in key supply regions in the fiscal. • Global challenges included IT outages across global supply chains, increased cyber security threats targeting supply chains and severe weather events near production sites. • Supplier-related issues such as force majeure events and insolvency risks have impacted material costs and availability, as well as capital projects.	Customer focus is the driving force behind our supply chain transformation and is delivered through three key programmes: • Process transformation has included comprehensive value chain assessments, critical supplier identification, cyber security enhancements and portfolio optimisation to improve supply chain resilience and agility. • Physical transformation involves expanding the footprint in North America, selected divestments in our operational footprint, investing in key additional supply capacity, including the construction of a new beer brewery localising supply chains and enhancing distribution networks to improve efficiency, resilience, and responsiveness to regional demand. • Digital improvements include investment in intelligent and integrated business planning systems to improve demand accuracy and development of an integrated resilience dashboard and the successful deployment of a new supply chain planning tool. Investment in talent is a key enabler of these programmes, including through our internal development programmes and hiring strategy.
Risk Velocity				
Net Risk Movement				
Link to strategy	3			

OUR PRINCIPAL RISKS *continued*

7. Cyber and IT resilience

As technology evolves rapidly, maintaining robust cyber security measures is essential to safeguard our operations and stakeholders. The manufacturing sector faces increased risks from AI-enabled cyber-attacks, threatening critical third-party systems and tech-enabled operations, which could result in theft of assets, operational disruption, financial loss, regulatory penalties and reputational damage.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⊘	• We utilise a generative AI-chatbot for real-time learning, revised ransomware response protocols and improved phishing simulation outcomes, while deploying Privileged Identity Management to enhance cloud security and deliver regular mandatory, general, and targeted cybersecurity training and education. • Proactive identification and addressing of vulnerabilities and exposures through a variety of testing methods, including war-gaming and continuous breach simulation. • Cyber resiliency efforts include assessing IT recovery processes, third-party assessment, increasing vulnerability scanning frequency, patch compliance monitoring, alert management enhancements and threat detection sensors in factories. • Initiatives are underway for application governance enhancements and multi-factor authentication improvements to bolster cyber security measures across the business.	• Industry cyber trends reflect a rise in phishing scams, ransomware attacks, unauthorised access through stolen credentials, growing risk of data leakage and shadow AI associated with rising use of AI technologies. There has also been an increase in deepfake deception and impersonation attack (e.g. through WhatsApp) aimed at gaining access to internal information. • Frequent attacks on third-party supply chains pose significant risks that could disrupt our operations. • Companywide NIS2 compliance program to enhance the cyber posture. We are conducting gap assessments for compliance among our entities, which will benefit overall cyber security resilience.	• We implemented Privileged Identity Management, Cloud Security Posture Management and progressed towards a passwordless environment with time-limited, least-privilege access to critical systems. Enhanced 24/7 Security Operations Centre (SOC) with an integrated platform for improved detection capabilities. • Comprehensive risk assessments were conducted for Tier 1 non-IT vendors and secured external data flows through advanced Application Programming Interface (API) gateways. Developed secure code by design to minimise application vulnerabilities and implemented policies to protect confidential information. • Increased staff vigilance against deception attacks, conducted live system recovery exercises and onboarded additional expertise to bolster cyber readiness and response efforts.
Risk Velocity	◖			
Net Risk Movement	→			
Link to strategy	3			

8. Business ethics and integrity

Diageo's geographic footprint alongside the regulated nature of the beverage alcohol industry, cross-jurisdictional regulations and rapid changes in the technological landscape, heightens the risk of our organisation potentially failing to comply with applicable laws, regulations and internal policies, which could result in significant financial penalties, legal liabilities and reputational damage.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⚠	• Our Code of Business Conduct is embedded across the organisation through comprehensive training, regular communications and effective whistleblower mechanisms to cultivate and support an ethical culture of compliance. • A proactive approach to whistleblowing is maintained by analysing trends and insights to implement necessary interventions and process improvements. • Legal and business integrity teams support compliance efforts by actively engaging with stakeholders across the business to assess risks, recommend mitigations and address audit findings. • Robust third-party due diligence processes and controls are implemented to assist with mitigating anti-trust, anti-corruption, fraud, data privacy and human rights risks; ongoing efforts include human rights strategy governance and global data privacy risk remediation.	• A focus on bribery, corruption, trade sanctions and fraud has intensified in the United States and United Kingdom, with laws such as the new offence of corporate failure to prevent fraud coming into force in the United Kingdom. • The European Union's (EU) Omnibus proposals aim to simplify regulatory burdens across sustainability directives, while the Forced Labour Regulation prohibits products made with forced labour from entering the EU market starting December 2027. • Data privacy legislation continues to evolve globally, with frameworks for AI and cyber security being introduced by the EU and other countries, highlighting the need for holistic data governance approaches. • Heightened regulatory scrutiny due to macroeconomic volatility is impacting competition within the consumer goods sectors, with increased dawn raids and investigations in Europe, Africa, India.	• The Company has a mature multi-pronged fraud prevention framework that it reviews periodically. • Human rights training and assessments are conducted across direct operations, while data privacy risk assessment processes have been overhauled for better risk management.
Risk Velocity	◖			
Net Risk Movement	→			
Link to strategy	3			

9. Consumer demand disruption

Consumer demand remains volatile in the short term due to ongoing macroeconomic turbulence, geopolitical tensions and sluggish growth in major economies, leading to cautious consumer behaviour. In the medium-term demand is influenced by evolving socialising habits, health priorities, technology-enabled leisure, alcohol alternatives and the emergence of a significant number of new legal purchase age consumers. Longer term, the rise of AI is expected to transform manufacturing, brand building, distribution and enable personalised consumption. Consumer demand is also being shaped by changing lifestyle priorities and consumer nutrition and health concerns. Failure to adapt to these factors across the short, medium and longer term could hinder Diageo's ability to meet customer needs with agility.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⊘	• Our diverse portfolio hedges against demand shifts across geography, sub-category and price tier, enabling strategic brand deployment globally. • We leverage advanced consumer measurement tools and the Diageo Data Hub for scalable 'demand sensing', guiding decision-making through its end-to-end strategic cycle. • Consumer data usage is integral to our brand building, supporting strategic planning from corporate strategy to market-level decisions.	• The slowdown in premiumisation seen in fiscal 24, following a Covid-induced growth cycle, is ending, with recovery in markets where spending power allows. However, long-term trends like convenience and moderation are reshaping Total Beverage Alcohol (TBA) demand dynamics. • These trends align with our premiumisation strategy but challenge the versatility of TBA offerings. • Building consumer brands faces reputational risks due to cultural and political divisions and media discourse on Inclusion, Diversity and Equality. We mitigate these by choosing our ambassadors and spokespeople with extreme care.	Recent improvements in data and qualitative insights have included: • A large-scale investment in consumer studies to better understand, anticipate and respond to the demand changes. • Upgrades to the Demand Radar tool to provide dynamic short-term forecasts integrating retail sales data and machine learning. • Development of an integrated demand insight program, for comprehensive consumer demand analysis and standardisation of the 'Where to Play' strategies using TBA value pools.
Risk Velocity	◗			
Net Risk Movement	→			
Link to strategy	1 2			

OUR PRINCIPAL RISKS *continued*

10. Product quality, food safety and counterfeit

Unintentional or malicious contamination of raw materials or finished product, and/or ineffective brand protection and intervention to address counterfeiting of our products supplied to market, could cause harm to consumers, damage our corporate and brand reputation and pose potential threats to our people due to the illicit nature of organisations involved in counterfeiting activities.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⚠	Mitigations are centred around three key approaches: • Preventative: Anti-counterfeit packaging, customs recordals (the process where intellectual property (IP) rights holders register their trademarks, patents, copyrights, or other IP with customs authorities to help prevent the import, export or transit of infringing goods), training programmes with law enforcement and commercial teams, management of glass recycling programmes. Certification of our brewing and packaging sites to an internationally recognised food safety standard (FSSC 22000) and adherence to a rigorous set of internal risk management standards. • Detective: In-field liquid and packaging authentication devices, monitoring of high-risk areas with enforcement authorities and investigations of suspected counterfeiters. • Corrective: Cross-industry enforcement collaboration against counterfeiters, supporting law enforcement prosecutions, online monitoring programme to remove counterfeit listings and robust processes for managing quality and food safety incidents.	• Geopolitical and economic pressures are increasing counterfeit risks, particularly in the Middle East, Eurasia, South Africa and Nigeria. Counterfeit production at scale continues to rise due to high-quality counterfeit dry goods from China. • Recent methanol poisoning cases in South East Asia, Türkiye and India pose an increased risk to consumer safety from counterfeit spirits. • We continue to enhance our Food Safety and Quality standards with a particular focus on standards for our suppliers and third-party partners.	• The latest version of the International Food Safety Standard FSSC22000 V6 has been implemented across the business with our head office, brewing and packaging sites audited to this standard. • New standards and manuals for our higher-risk products and innovations have been developed and implemented in fiscal 25. • The roll-out of our new security closure has commenced, using advanced technology to improve pack security and consumer safety, while reducing the use of plastic.
Risk Velocity				
Net Risk Movement	→			
Link to strategy	1 2			

11. Transformation

Failure to execute strategic business transformation projects effectively, namely the implementation of Accelerate, SAP S/4HANA, our Supply Chain Agility programme, and our portfolio of digital capability builds could result in delays or changes to their expected benefits which may have a negative impact on our critical business processes or on our operating and financial performance. Failure to have the right strategic partnerships and talent in key positions to deliver and sustain our transformation projects may result in delays, unforeseen costs and other disruptions to our business and financial performance.

		Core mitigations	Developments in fiscal 25	Change in mitigation
Risk Appetite	⃠	• Continuous monitoring of S/4HANA migration is embedded in the change programme, along with external assurance partners, adjusting timelines to balance progress while minimising business continuity disruption. • Extensive change management and training programmes are in place to support the necessary cultural transformation required to deliver with the required levels of speed and agility. • Talent needs are proactively assessed, identifying key roles and developing a pipeline of high-quality, diverse talent critical for the successful implementation of critical transformation projects.	• We are part way through implementing multiple business transformation projects, with key changes still to be delivered due to operational delays in relation to data transformation, migration and the future-state data management environment. Certain go-live dates for the S/4HANA project have been rescheduled. Subsequent waves will be reassessed following the completion of the re-plan. • Given these delays, the expected benefits of the digital transformation programme, which includes the implementation of the SAP S/4 HANA platform, are also now delayed. • Strategic transformation initiatives continue to adapt to changing external conditions, requiring new capabilities and skills within the workforce. • Other business transformation projects are progressing on their expected timelines.	• Formal entry and exit criteria for all critical phases have been developed and a backstop 'revert to old system' option is being held in reserve for the medium term given the global nature of the change.
Risk Velocity				
Net Risk Movement	→			
Link to strategy	1 2 3			

Viability *statement*

The Directors have examined the group's long-term prospects to evaluate its sustainability. This examination encompassed an analysis of the group's operations, principal risks, as well as factors anticipated to influence its future performance, financial standing, cash flows, liquidity and borrowing capabilities, as outlined in this Annual Report.

Assessment

To ensure an accurate assessment of the group's long-term viability, the Directors evaluated its overall funding capacity and available headroom to endure severe and plausible downside scenarios. Additionally, they conducted a thorough assessment of the significant risks confronting the group, including those posing a threat to its business model, future performance, solvency or liquidity. This evaluation also included a review and understanding of the mitigating factors associated with each principal risk. A summary of these risks and their corresponding mitigating factors can be found in this Annual Report.

The viability assessment has three parts

Initially, the Directors assess the periods during which they reasonably expect the group to remain operational and fulfil its obligations. A three-year timeframe was deemed appropriate for this viability evaluation, aligning with the group's strategic plan and instilling a high degree of confidence in the assessment of viability. Subsequently, they evaluated the potential repercussions of severe yet plausible scenarios throughout this duration. It was determined that none of these scenarios, either individually or collectively, would cause Diageo to cease to be viable.

A summary of the modelled severe and plausible risks, along with the severity levels examined, is provided below.

Risk scenarios modelled	Description and severity	Principal risks
Global economic downturn	Continued interest rate hikes and prolonged market instability erode consumer confidence, leading to lower disposable income and a decline in premium alcohol sales. Financial sector disruptions increase the risk of bank failures, potentially impacting cash deposits and liquidity management. Additionally, higher corporate tax rates and increased regulatory costs place further pressure on profitability, challenging our ability to maintain margins and sustain long-term growth in key markets. Sales: These factors will likely result in decreased sales volumes due to reduced consumer confidence, heightened price sensitivity, and increased volatility amongst suppliers.	• Consumer demand disruption • Tax compliance and administration • Macroeconomic and financial volatility
Increased geopolitical tensions	We are closely monitoring the increasing geopolitical tensions and their impact on our business. In high-risk areas, particularly China, we face challenges in cash repatriation, increasing the risk of cash entrapment and limiting financial flexibility. Also, the threat of cyber-attacks is still high, both on our direct operations and through vulnerabilities in our third-party suppliers. These risks could disrupt our supply chain, lead to production downtime across multiple sites and impact our ability to operate efficiently. Sales: Lost sales from adverse impact on consumer demand/availability, production downtime and route-to-market disruption.	• Cyber and IT resilience • Geopolitical volatility and business disruption • Macroeconomic and financial volatility • Supply chain disruption
Consumer choice changes and regulatory impact	Shifting consumer preferences away from alcohol due to changing lifestyles and social habits, alongside fragmented demand reflecting personal values, leads to decreased sales and profitability as consumers abstain from purchasing our products. Additionally, high public debt levels and increased anti-alcohol pressure prompt governments to impose excise increases, restrictive trade measures or excessive regulatory actions, resulting in lost sales to the no and low segment and reduced sales growth. Moreover, increased excise taxes further reduce profit. Sales are anticipated to decline due to shifting consumer preferences away from alcohol, government actions and increased regulatory scrutiny.	• Regulation, trade barriers and indirect tax • Consumer demand disruption
Climate change and natural hazard	Increasing global temperatures impact our ability to make products due to constrained water supply, leading to a rotational short-term shutdown occurring across some of our water-stressed sites. Climate change drives increasing costs of raw materials, while the acceleration of taxation against carbon use increases our operational costs. Extreme weather events occur more frequently, impacting our supply facilities, causing production outages. The assumptions associated with this scenario are based on our TCFD scenario modelling and applied to a three-year period. Sales: Loss of sales due to operational outages as a result of ceasing of production at water-stressed sites, and the impact of extreme weather events.	• Climate change and sustainability • Supply chain disruption • Geopolitical volatility and business disruption
Combined scenarios	The highly unlikely event of the combination of all of the above scenarios occurring at the same time.	

Furthermore, the Directors analysed the group's liquidity sources to support both the strategic plan and the potential impact of severe scenarios over this timeframe. Diageo maintains continuous access to the debt capital markets and committed facilities throughout the viability period enabling the refinancing of any maturing debt or meeting new funding requirements under commercially acceptable terms. The group's liquidity is underpinned by a mix of short-term and long-term debt programmes, as well as $3.5 billion in committed credit facilities, available if necessary. Additionally, the group retains flexibility in reducing discretionary expenditures, such as acquisitions and capital outlays, and can temporarily suspend or reduce returns of capital to shareholders (dividends or share buybacks).

Management prepared 3-year cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth.

In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration.

Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Conclusion

On the basis described above, the Directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

This Strategic Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed by its order by Randall Ingber, the Company Secretary, on 13 August 2025.



Governance *report*

Contents

CHAIR'S INTRODUCTION TO GOVERNANCE



Sir John Manzoni
Chair

Resilient *Leadership* and long-term *Strategy*

'I am confident in our clear long-term strategy to achieve Diageo's Growth Ambition, despite market uncertainties, through resilient leadership, strong culture and values.'

Dear Shareholder
On behalf of the Board, I am delighted to present Diageo's corporate governance report for the year ended 30 June 2025 highlighting the role of Diageo's Board and governance structures over the course of the year in seeking to achieve long-term sustainable success of the company.
Your Board is responsible for maintaining the health of the company, providing leadership and strategic direction which enable management to deliver growth and shareholder value over the long term. It is also responsible for ensuring the company has a clearly defined and articulated purpose and strategy, underpinned by values and behaviours which shape the company's culture and how it goes about its business. During the year, your Board has worked closely with management shaping Diageo's strategy to be more agile, focused and adaptable to current macroeconomic uncertainties, consumer sentiment and opportunities. We have continued our focus on more effective and regular stakeholder engagement, especially in relation to our shareholders, investors and market participants, but also with our employees and broader workforce, including through our workforce engagement activities. I thank you for continuing to invest in Diageo.



Sir John Manzoni
Chair

PRINCIPAL BOARD DECISIONS
- Adapting Board ways of working, including committee structure and composition.
- Reshaping strategic priorities in light of the external environment to help deliver Diageo's long-term, sustainable Growth Ambition.
- Active portfolio management and disposals in line with our strategy.

 **Read more about our principal decisions** *on page 90.*

HIGHLIGHTS OF FISCAL 25
- Deep dive into our African business including engaging with customers and workforce in South Africa.
- Engaging directly with a panel of sell-side analysts to understand their perspective of our business.
- Welcoming new directors, Nik Jhangiani and Julie Brown, and Sir John Manzoni becoming Chair.

 **Read more about our highlights** *on pages 84-85.*

BOARD EVALUATION ACTIONS
- Improved focus on consistency and regularity of investor and shareholder engagement.
- Increased use of reporting tools to enable efficient communication of strategy implementation.
- Maintain focus on talent pipeline for candidates for non-executive roles.

 **Read more about our actions** *on pages 91-92.*



Board composition[1]
- Chair
- Executive director
- Non-executive director

Non-Executive Director tenure[1]
- 0 – 3 years
- 3 – 6 years
- 6 – 9 years

Board gender diversity[1]
- Male
- Female

Board ethnic diversity[1]
- Director of colour
- White European

(1) Data as at 30 June 2025.

CORPORATE GOVERNANCE STRUCTURE AND DIVISION OF RESPONSIBILITIES

The role of the *Board*

The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework.

This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee) as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee).

 Read more about our committees on *pages 97-134*.



Board of Directors
Chair, Non-Executive Directors, Senior Independent Director

Board Committees
Audit Committee, Nomination Committee, Remuneration Committee

Executive Leadership
Chief Executive, Chief Financial Officer, Executive Committee, Finance Committee, Audit & Risk Committee, Filings Assurance Committee

Business unit risk management

Risk & Controls Steering Committee

Company Secretary

Reporting / *Informing*

Roles and division of responsibilities – *Board positions*

CHAIR
- Responsible for the operation, leadership and governance of the Board.
- Ensures all Directors are fully informed of matters and receive precise, timely and clear information sufficient to make informed judgements.
- Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision-making.
- Ensures the effectiveness of the Board.
- Engages in discussions with shareholders.
- Meets with the Non-Executive Directors independently of the Executive Directors.

NON-EXECUTIVE DIRECTORS
- Independent, experienced and influential individuals from diverse range of industries, backgrounds and countries.
- Constructively challenge the Executive Directors, develop strategy and scrutinise performance.
- Satisfy themselves on the integrity of the financial information, controls and systems of risk management.
- Set the levels of remuneration for Executive Directors and senior management.
- Make recommendations to the Board concerning appointments to the Board.

SENIOR INDEPENDENT DIRECTOR
- Acts as a sounding board for the Chair and serves as an intermediary for the other Directors when necessary.
- Responsible for managing an orderly succession process for the Chair.
- Together with the other Non-Executive Directors, leads the review of the performance of the Chair, taking into account the views of the Executive Directors.
- Available to shareholders if they have concerns where contact through the normal channels has failed.

Roles and division of responsibilities – *Executive leadership positions*

CHIEF EXECUTIVE
- Develops the group's strategic direction for consideration and approval by the Board.
- Implements the strategy agreed by the Board.
- Leads and is supported by the Executive Committee.
- Manages the company and the group.
- Along with the Chief Financial Officer, leads discussions with investors.
- Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company.

CHIEF FINANCIAL OFFICER
- Manages all aspects of the group's financial affairs.
- Responsible for the management of the capital structure of the company.
- Contributes to the management of the group's operations.
- Along with the Chief Executive, leads discussions with investors.
- Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company.
- Is a member of the Executive Committee.

COMPANY SECRETARY
- The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion.
- Supports the Chair in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board.
- Advises on corporate governance matters.
- Is a member of the Executive Committee as General Counsel.

Compliance with the UK Corporate Governance Code

The Board considers that, for the year ended 30 June 2025, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code).

The table below details where content complying with the Code's requirements can be found.

↗ Visit *diageo.com* for more information.

1 Board Leadership & Company Purpose

A.	Board of Directors	Board of Directors	78
		Board Committee Composition	105
		Performance Evaluation	91
B.	Purpose, Values and Culture	Our Growth Ambition	10
		'Spirit of Progress'	36
C.	Resources and Control Framework	Our Strategy	11
		Our Principal Risks and Risk Management	63
		Corporate Governance Structure and Division of Responsibilities	76
D.	Stakeholder Engagement	Stakeholder Engagement	86
		Section 172 Statement	2
E.	Workforce Policies and Practices	Our Growth Ambition	10
		'Spirit of Progress'	36
		Business integrity and Human Rights	38
		Business Integrity Programmes	100

2 Division of Responsibilities

F.	Role of the Chair	Chair's Introduction to Governance	75
		Corporate Governance Structure and Division of Responsibilities	76
		Performance Evaluation	91
G.	Division of Responsibilities	Corporate Governance Structure and Division of Responsibilities	76
		Composition of the Board	82
H.	Role of the Non-Executive Director	Corporate Governance Structure and Division of Responsibilities	76
		Board of Directors	78
I.	Board Policies, Process, Information, Time and Resources	How the Board Monitors Culture	94
		Duties of the Board	82
		Board Activities	84

3 Composition, Succession and Evaluation

J.	Appointments to the Board	Diversity	106
		Succession Planning	105
		Recruitment and election procedures	105
K.	Board Skills, Experience and Knowledge	Composition of the Board	82
L.	Board Evaluation	Performance Evaluation	91

4 Audit, Risk and Internal Controls

M.	Independence, and Effectiveness of Internal and External Auditors	Audit Committee Report	97
N.	Fair, Balanced, and Understandable Assessment	Directors' Confirmations	96
O.	Risk and Internal Controls	Corporate Governance Structure and Division of Responsibilities	76
		Our Principal Risks and Risk Management	63

5 Remuneration

P.	Alignment to Purpose, Values and Long-Term Success	Remuneration Committee Chair's letter	108
		Remuneration at a Glance	111
		Director's Remuneration Policy	114
Q.	Remuneration Policy	Remuneration Committee Chair's letter	108
		Director's Remuneration Policy	114
R.	Independent Judgement and Discretion	Remuneration Committee Chair's letter	108
		Consideration of Wider Workforce Remuneration	119

Fiscal 25 Board Attendance	Annual General Meeting 2024	Board (maximum 8)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 4)
Sir John Manzoni, KCB	✓	8/8	5/5	6/6	4/4
Debra Crew[1]	✓	7/8	–	–	–
Nik Jhangiani[2]	✓	6/7	–	–	–
Susan Kilsby	✓	8/8	5/5	6/6	4/4
Melissa Bethell	✓	8/8	5/5	6/6	4/4
Karen Blackett, CBE	✓	8/8	5/5	6/6	4/4
Julie Brown	✓	8/8	5/5	–	–
Valérie Chapoulaud-Floquet	✓	8/8	5/5	6/6	4/4
Ireena Vittal	✓	8/8	5/5	6/6	4/4
Former Directors					
Javier Ferrán[3]	✓	5/5	4/4	5/5	3/3
Lavanya Chandrashekar[4]	n/a	1/1	–	–	–
Alan Stewart[5]	✓	2/2	1/1	1/1	1/1

(1) Debra Crew retired from the Board on 16 July 2025.
(2) Nik Jhangiani was appointed to the Board on 1 September 2024.
(3) Javier Ferrán retired from the Board on 5 February 2025.
(4) Lavanya Chandrashekar retired from the Board on 1 September 2024.
(5) Alan Stewart retired from the Board on 26 September 2024.

BOARD OF DIRECTORS

Board skills and competencies	Key external appointments

SIR JOHN MANZONI, KCB



N

Chair
Nationality: British

Appointed: Chair and Chair of the Nomination Committee: February 2025 (Appointed Non-Executive Director: October 2020)

Has strong commercial executive experience as a former CEO in the energy sector and non-executive board level experience, including in the alcoholic beverage industry, as well as more recent expertise in public policy and government affairs

Current: Chair, SSE plc; Non-Executive Director, KBR Inc.
Previous relevant experience: Chair, Atomic Weapons Establishment; Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy Inc; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc

NIK JHANGIANI



E

Interim Chief Executive and Chief Financial Officer
Nationality: American/British

Appointed: Interim Chief Executive: July 2025, Chief Financial Officer and Executive Director: September 2024

Has many years' finance experience in roles in the United Kingdom, Europe, India, Africa and the United States, including 20 years in various chief financial officer roles, having spent most of his career in consumer and beverage industries

Previous relevant experience: Chief Financial Officer, Coca-Cola Europacific Partners; Chief Financial Officer and SVP, Coca-Cola Enterprises; Chief Financial Officer, Europe, Coca-Cola European Partners; Group Chief Financial Officer, Bharti Enterprises; Chief Financial Officer, Coca-Cola Hellenic Bottling Company; Group Financial Director for Nigeria, Colgate Palmolive

SUSAN KILSBY



A N R

Senior Independent Director
Nationality: American/British

Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chair of the Remuneration Committee: January 2019)

Brings wide-ranging corporate governance and board-level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work

Current external appointments: Non-Executive Chair, Fortune Brands Innovations, Inc.; Vice Chair and Senior Independent Director, Unilever PLC; Non-Executive Director and Chair of Talent and Remuneration Committee, COFRA Holding AG; Member and Chair of Remuneration Committee, the Takeover Panel
Previous relevant experience: Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior Independent Director, BBA Aviation plc; Chair, Shire plc; Chair, Mergers and Acquisitions EMEA, Credit Suisse; Non- Executive Director, Goldman Sachs International, Keurig Green Mountain, L'Occitane International, Coca-Cola HBC, NHS England

MELISSA BETHELL



A N R

Non-Executive Director
Nationality: American/British

Appointed: Non-Executive Director: June 2020

Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board level across a range of industries, including retail, consumer goods and financial services

Current external appointments: Non-Executive Director, Tesco PLC, Exor N.V.; Senior Independent Director, Ocean Outdoor plc; Senior Advisor, Atairos Europe
Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.

Board skills and competencies	Key external appointments

KAREN BLACKETT, CBE



N R

Non-Executive Director
Nationality: British

Appointed: Non-Executive Director: June 2022

Brings expertise in marketing, media and the creative industries, as well as broad experience in public policy and strategic initiatives through a number of different government, industry and public bodies

Current external appointments: Chancellor, University of Portsmouth; Founding Trustee, BEO (Black Equity Organisation); Non-Executive Director, British Fashion Council, HM UK Government Foreign Commonwealth and Development Office
Previous relevant experience: UK President, WPP plc; UK Race Equality Business Champion, HM UK Government; Business Ambassador, Department for International Trade, Chairwoman; MediaCom UK & Ireland; Chief Executive Officer, GroupM UK, MediaCom UK; Chief Operations Officer, MediaCom EMEA; Marketing Director, MediaCom; UK Country Manager, WPP plc; Non-Executive Director, The Pipeline, Creative UK

JULIE BROWN



N A

Non-Executive Director
Nationality: British

Appointed: Non-Executive Director and Chair of the Audit Committee: August 2024

Has extensive experience in financial, commercial and strategic roles in international companies operating in highly regulated industries, in both executive and non-executive capacities, including in her current role as Chief Financial Officer of a pharmaceuticals company

Current external appointments: Chief Financial Officer and Executive Director, GSK plc; Patron, Oxford University Women in Business; Member, Business Advisory Board to the Mayor of London; Member, CFO Leadership Network, Accounting for Sustainability (part of the King Charles III Charitable Fund Group of Companies)
Previous relevant experience: Chief Operating and Financial Officer and Executive Director, Burberry Group plc; Non-Executive Director and Chair of the Audit Committee, Roche Holding AG; Group Chief Financial Officer and Executive Director, Smith & Nephew plc; Various senior commercial, strategy and finance roles including Interim Group Chief Financial Officer, AstraZeneca PLC

VALÉRIE CHAPOULAUD-FLOQUET



N R

Non-Executive Director
Nationality: French

Appointed: Non-Executive Director: January 2021

Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former chief executive in the premium drinks industry

Current external appointments: Non-Executive Director, Lead Independent Director and Chair of Governance Committee, Danone S.A.; Non-Executive Director, Acné Studios A.B., Agrolimen S.A., Nextstage S.C.A.; Vice Chair, Sofisport
Previous relevant experience: Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, President and CEO for North America; President South Europe, Luis Vuitton, LVMH Group; President and CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division USA, L'Oréal Group; Non-Executive Director, Jacobs Holding AG

IREENA VITTAL



A N

Non-Executive Director
Nationality: Indian

Appointed: Non-Executive Director: October 2020

Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer goods and emerging markets, including India, as well as broad experience in non-executive board roles in the United Kingdom and India

Current external appointments: Non-Executive Director, Maruti Suzuki India Limited, Asian Paints Limited; Director and Advisory Board member, UrbanClap Technologies India Private Limited; Advisory Board member, Russell Reynolds Associates
Previous relevant experience: Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Wipro Limited, Housing Development Finance Corporation Limited, Titan Company Limited, Tata Global Beverages Limited, GlaxoSmithKline Consumer Healthcare, Godrej Consumer Products Limited, Compass Group PLC

Board committees
A Audit Committee   **R** Remuneration Committee
E Executive Committee   ● Chair of the committee
N Nomination Committee

EXECUTIVE COMMITTEE

EWAN ANDREW



President, Global Supply and Procurement & Chief Sustainability Officer

Nationality: British

Appointed: September 2019

Current external appointments: Member, Scotch Whisky Association Council, Scottish Business Climate Collaboration Board, One Planet Business for Biodiversity Board, Gartner Executive Advisory Board
Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America and Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles

ALVARO CARDENAS



President, Latin America and Caribbean

Nationality: Colombian

Appointed: January 2021

Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia

CRISTINA DIEZHANDINO



Chief Marketing Officer

Nationality: Spanish

Appointed: July 2020

Current external appointments: Non-Executive Director, Mandarin Oriental
Previous Diageo roles: Global Category Director, Scotch & Managing Director, Reserve Brands; Managing Director, Caribbean and Central America; Marketing & Innovation Director, Diageo Africa; Category Director, Scotch Portfolio & Gins; Global Brand Director, Johnnie Walker
Previous relevant experience: Various marketing roles, Allied Domecq Spain, Unilever HPC US, United Kingdom and Spain







SALLY GRIMES



Chief Executive, North America

Nationality: American

Appointed: October 2023

Current external appointments: Director, Continental Grains Company
Previous relevant experience: Chief Executive Officer, Clif Bar & Company; Group President, Prepared Foods, President, International & Chief Global Growth Officer, Tyson Foods; President, Chief Innovation Officer, Hillshire Brands Company; Vice President, Global Business Leader, Writing and Creative Expression, Newell Brands; various Kraft Foods roles

RANDALL INGBER



General Counsel and Company Secretary

Nationality: Australian / American

Appointed: June 2025

Previous Diageo roles: Global Counsel, Asia Pacific, Brands, Innovation & Commerce; General Counsel, Asia Pacific, Supply & Procurement, Global Litigation and Africa; Deputy General Counsel, Corporate; Senior Counsel, Global Corporate Relations and Antitrust; Regional Counsel, Southeast Asia and India, Australasia and Japan
Previous relevant experience: General Counsel and Company Secretary, Lion Group

DANIEL MOBLEY



Global Corporate Relations Director

Nationality: British

Appointed: June 2017

Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

STRATEGIC REPORT | GOVERNANCE REPORT | FINANCIAL STATEMENTS | ADDITIONAL INFORMATION

HINA NAGARAJAN

President, Africa

Nationality: Indian

Appointed: July 2021

Current external appointments: Non-Executive Director, BP p.l.c.
Previous Diageo roles: Managing Director and CEO, Diageo India; Managing Director, Africa Regional Markets
Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; MD & CEO Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

DAYALAN NAYAGER

President, Europe and Chief Commercial Officer

Nationality: South African/British

Appointed: July 2022

Previous Diageo roles: President, Africa; Managing Director, Great Britain and Justerini & Brooks, Ireland and France, Global Travel; Regional Director, Global Travel Europe; Commercial Director, South Africa; Customer Marketing Director, South Africa; Key Account Director, South Africa
Previous relevant experience: Various positions, Heinz, Mars

JOHN O'KEEFFE

President, Asia Pacific, Global Travel and India

Nationality: Irish

Appointed: July 2015

Previous Diageo roles: President, Asia Pacific & Global Travel; President, Africa & Beer; CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions

LOUISE PRASHAD



Chief HR Officer

Nationality: British

Appointed: January 2022

Previous Diageo roles: Global Talent Director; Talent & OE Director, Africa; HR Director, Europe, West Latin America and Caribbean, Global Functions; Talent and Learning Director UK, Ireland and North America; HR Director Great Britain; Global Supply; Global Commercial
Previous relevant experience: Various HR roles, Stakis Group and Hilton Hotels

PRAVEEN SOMESHWAR

Managing Director and CEO of Diageo India

Nationality: Indian

Appointed: April 2025

Previous relevant experience: Managing Director and CEO, HT Media Group; Senior Vice President & General Manager, CEO India Foods, CEO South Asia Beverages, PepsiCo

Nik Jhangiani is also a member of the Executive Committee.

His biography can be found on *page 78*.

CORPORATE GOVERNANCE REPORT

Board of Directors

Composition of the Board
The Board currently comprises the Non-Executive Chair, one Executive Director, the Senior Independent Director, and six independent Non-Executive Directors. The biographies of all directors are set out in this Annual Report on pages 78 and 79.

Diverse range of skills and backgrounds
The Board believes that having directors from a diverse range and combination of skills, experience and knowledge is a critical enabler supporting achievement of our Growth Ambition. Engaging talent and enabling an inclusive working environment are also core principles of the company's ethical framework which incorporates our Code of Business Conduct as well as our Global Human Rights Policy, which applies to all employees, subsidiaries and third-party contractors. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, and in accordance with the UK Corporate Governance Code, the Board has adopted a Board Diversity Policy alongside Diageo's Code of Business Conduct and associated global policies. Consistent with the rest of the organisation, Diageo aims to recruit and engage inclusive and diverse talent to form its Board of Directors. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds, genders, ages, nationalities and ethnicities, which enables a broader evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board's objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation, with the ultimate goal being parity between males and females on the Board, and at least one director from a minority ethnic group. As at 4 August 2025, women make up 75% of the Board and there are four directors 50% who self-disclose as being from minority ethnic groups. The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-diversity.

Outside interests and conflicts
The Board has adopted guidelines for dealing with conflicts of interest, with directors' outside interests being regularly reviewed and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from directors' other appointments as disclosed in their biographies.

Duties of the Board
The Board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2025 and is available at https://www.diageo.com/en/our-business/corporate-governance/committees. In order to fulfil their duties, procedures are in place for directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the company's 'Spirit of Progress' and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit Committee's roles in climate risk governance can be found on page 46. The terms of reference of Board Committees are reviewed regularly, most recently in July 2025, and are available at https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements
In January 2024, the Financial Reporting Council (FRC) published a new version of the UK Corporate Governance Code, which applies to Diageo for financial periods starting on or after 1 January 2025, as a company listed on the equity shares (commercial companies) sector on the London Stock Exchange. Accordingly, the principal corporate governance rules applying to Diageo for the year ended 30 June 2025 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the FRC, www.frc.org.uk. Diageo's statement as to compliance with the Code during the year ended 30 June 2025 can be found on page 77. Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOx), as it applies to foreign private issuers, is continually monitored.

Compliance with US corporate governance rules
Under applicable SEC rules and the NYSE's corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company's website at www.diageo.com/en/our-business/corporate-governance.

- Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with Section 172 of the Act, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company's workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above.
- Director independence: The Code requires at least half the Board (excluding the Chair) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the director's judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the Board that the director has no material relationship with the listed company. Diageo's Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently seven of Diageo's directors are independent. Further details of this determination are set out below.

- Chair and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate Chair and Chief Executive.
- Non-Executive Director meetings: NYSE rules require non-management directors to meet regularly without management present and independent directors to meet separately at least once a year. The Code requires non-executive directors to meet without the Chair present at least annually to appraise the Chair's performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chair, meeting without the Executive Directors present seven times and independent Non-Executive Directors meeting without the Chair or Executive Directors present once.
- Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's Audit, Remuneration and Nomination Committees consist entirely of independent non-executive directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on pages 91-92 the results and means of its annual evaluation of the Board, its Committees and the directors, and it provides extensive information regarding the Directors' compensation in the Directors' remuneration report on pages 108-134.
- Code of ethics: NYSE rules require a code of business conduct and code of ethics to be adopted for directors, executive officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOx. See page 101 for further details.
- Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Structure and division of responsibilities
The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on page 76. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee). There is a clear separation of the roles of the Chair, the Senior Independent Director and the Chief Executive which has been clearly established and is set out in writing, which was last approved by the Board in May 2025. A copy of this is available at https://www.diageo.com/en/our-business/corporate-governance. No individual or group dominates the Board's decision-making processes.

 Further details on the Board Committees can be found in the separate reports from each committee on *pages 97-134*, and details of the Executive Committee can be found on *pages 80-81*.

Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing directors, required skill sets or competencies, and the strategic requirements of the company. The key strengths and relevant experience of each director are set out on pages 78 and 79, and a matrix of the Board's current skills and experience for the year ended 30 June 2025 is set out below.



Banking and corporate finance
Commercial matters
Consumer products
Corporate governance
Emerging markets
Finance
Food and beverages
Government and public policy
General management
Mergers and acquisitions
Media
Sales and marketing
Strategy
Sustainability
Technology
Transaction advisory

Independence
The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair a director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code. The Board has considered the individual circumstances of each Non-Executive Director, in light of provision 10 and other relevant factors, and concluded that all of the Non-Executive Directors are independent. The Board noted that, during the year, an additional fee of £20,000 had been agreed to be paid to Karen Blackett CBE in respect of her role as designated Non-Executive Director with responsibility for leading the Board's workforce engagement programme, effective 1 July 2024, reflecting the increased time commitment required and contribution made by her on behalf of the Board. The Board concluded that, notwithstanding this fee, Karen continues to provide constructive contributions and challenge to management during Board discussions, demonstrating her continued objective judgement and independence.

Board and Committee attendance
Directors' attendance record at the last Annual General Meeting (AGM), scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2025 is set out in the table shown on page 77. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2024 AGM was held as a combined physical and electronic meeting via a live webcast with all directors attending either physically or by video link. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each director was eligible to attend. The 2025 AGM is scheduled to be held on 6 November 2025.

CORPORATE GOVERNANCE REPORT *continued*

Board and Committees' activities *timeline*



2024

July

LONDON, UK

Discussion: Full year performance, external reporting, competitive intelligence review, workforce engagement activities and marketing transformation programme.

Approvals: Fiscal 24 preliminary results and annual report, final dividend, funding plan, and business development.

Strategy 1 2 3
Meeting type ● ● ● ●

September

LONDON, UK

Engagement events: Annual General Meeting, presentation and Q&A with investors and voting on resolutions.

Discussion: Reputation management review and supply chain contract approvals.

Strategy 1 3
Meeting type ● ● ●

October

CAPE TOWN, SOUTH AFRICA

Discussion: Focus on Africa region, including strategic review, digital marketing and values, behaviours and culture.

Engagement events: Discussions with customers, visits to on- and off-trade customers and townhall sessions with employees.

Strategy 1 2 3
Meeting type ● ● ●

December

LONDON, UK

Discussion: Public health policy and measures, India strategic review and digital supply chain review.

Engagement events: Discussion with analyst panel

Strategy 2 3
Meeting type ● ● ● ●

2025

January & February

LONDON, UK

Discussion: Half year performance, global tequila strategy, return of capital and corporate culture review.

Approvals: Interim results and dividend and business development.

Strategy 1 3
Meeting type ● ● ● ●

March

VIRTUAL

Discussion: Business development update, review of board ways of working and board evaluation feedback.

Strategy 3
Meeting type ● ●

May

SCOTLAND, UK

Discussion: Annual Strategy Conference, including category review, digital capabilities and marketing efficiency.

Approval: Launch of Accelerate.

Strategy 1 2 3
Meeting type ● ● ● ● ●

June

LONDON, UK

Discussion: Review audit status and year-end reporting and reward processes.

Strategy 3
Meeting type ● ● ●

Link to strategy
1 Brands and portfolio
2 Consumer trends
3 Operational excellence

Meeting type
● Board Meeting
● Audit Committee
● Remuneration Committee
● Nomination Committee
● Annual General Meeting
● Annual Strategy Conference

Board activities

Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Focus area		Strategic priority	Stakeholders
STRATEGIC MATTERS			
• Held a two-day Annual Strategy Conference (ASC) focusing on analysis of consumer dynamics and moderation trends, strategic role of convenience and ready-to-drink products, and other key strategic topics. • Received reports on the financial performance of the group as against the annual plan. • Reviewed the group's governance frameworks for reputation management, tax strategy and policy.	• Received reports on the macroeconomic environment, socio-political matters and emerging trends. • Carried out deep dives into key strategic topics including the group's supply chain footprint and efficiency, its digital marketing strategy, health and positive drinking strategy.	1 2	
OPERATIONAL MATTERS			
• Reviewed and approved the group's three-year plan and annual funding plan, insurance, banking and capital expenditure requirements. • Regularly reviewed and approved the group's business development activities, reorganisations and various other projects. • Reviewed the group's internal culture and values, including in respect of inclusion and diversity, values and behaviours. • Approved capital expenditure investments, and various significant procurement, systems and other contracts, having taken into consideration financial, operational, sustainability and other ESG related factors.	• Reviewed the company's capital allocation, funding and liquidity positions, and those of its pension schemes. • Reviewed and approved the company's return of capital proposals, including interim and final dividends. • Acting through the Nomination Committee, reviewed the company's executive and non-executive succession planning and talent strategy. • Reviewed the group's operating model, maturing stock inventory positions, marketing and trade spend effectiveness, and its capital expenditure programme.	1 2 3	
ESG MATTERS			
• Supervised update to double materiality assessment, reviewed progress in relation to the group's 'Spirit of Progress' ESG action plan and reviewed the programme in light of the updated double materiality assessment results. • Reviewed updated emissions reductions targets prior to submission to SBTi for approval. • Received reports on workforce engagement over the year. • Received regular investor reports.	• Received regular updates on ESG matters and progress towards 'Spirit of Progress' targets. • Carried out an internal evaluation of the Board's performance, reviewed results and agreed action points. • Reviewed and updated split of responsibilities summary, schedule of matters reserved for the Board and terms of reference of its Committees.	2 3	
ASSURANCE AND RISK MANAGEMENT			
• Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk. • On the recommendation of the Audit Committee, approved the company's risk footprint, including reviewing and updating the principal risks.	• On the recommendation of the Audit Committee, approved the company's filings, financial and non-financial reporting including quarterly trading updates, interim and preliminary results announcements, US filings and Annual Report.	3	

Link to strategy
1 Brands and portfolio
2 Consumer trends
3 Operational excellence

Stakeholders
Our people | Suppliers | Government and regulators
Consumers | Communities
Customers | Investors

CORPORATE GOVERNANCE REPORT *continued*

Stakeholder *engagement*

We aim to maintain open and positive dialogue with our stakeholders, considering their key interests in our decision-making and maintaining communications with them in different ways. This helps build trust, respect and informs our decisions and the role we play in society.

The development of strong relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture.

Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company's statement on Section 172 of the Companies Act 2006 set out on page 2, in making their decisions and in discharging their duties to promote the success of the company, the directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.

The stakeholders listed below are not set out in order of priority.

Stakeholder and why we engage

OUR PEOPLE



- People are at the core of our business.
- We aim to build a trusting, respectful and inclusive culture where people feel engaged and fulfilled.
- We want our people to be treated with dignity at work and their human rights respected.

What we believe matters most to them
- Prioritisation of health, safety and wellbeing.
- Learning and development opportunities.
- Purpose, culture and benefits.
- Contributing to the growth of our brands and performance.
- Inclusion and diversity.
- Sustainability and societal credentials.

How the Board seeks to engage
- Active dialogue maintained throughout the year as part of the Board's ongoing workforce engagement programme.
- Direct engagement through visits to offices, production and supply chain sites during the year.
- Indirect engagement through feedback from works councils, employee and workforce forums, community groups, employee surveys and townhall meetings.

Reporting to the Board
- Regular reports from workforce engagement activities.
- Feedback through employee surveys, including annual group-wide Your Voice survey.
- Sessions on different aspects of culture, values and behaviours at Board meetings led by Chief HR Officer.

Upcoming priorities
- Maintaining focus on simplifying internal processes, including upgrading and transforming business operations and systems, including as part of the Accelerate programme.
- Continuing workforce engagement activities including as part of business transformation implementation and change management.

CONSUMERS



- Understanding our consumers is critical for our business's long-term growth.
- Consumer motivations, attitudes and behaviours form the basis of our business strategy, brand marketing and innovation.
- We want consumers to enjoy our products responsibly and for them to 'drink better, not more'.

What we believe matters most to them
- Choice of brands for different occasions, including no- and lower-alcohol.
- Innovation in heritage brands and creation and nurturing of new brands.
- Responsible marketing.
- Great experiences.
- Product quality.
- Sustainability and societal credentials.
- Price.

How the Board seeks to engage
- Monitoring consumer behaviours, motivations and insights.
- Responding to and anticipating emerging consumer trends as part of strategic sessions, including the Annual Strategy Conference.
- Regular review of business development opportunities, including active brand portfolio management.
- Review of innovation pipeline as part of the Annual Strategy Conference.

Reporting to the Board
- Regular performance updates by the Chief Executive, including on key consumer trends.
- Papers on evolving consumer behaviours globally and in key regions.
- Regular updates from business development and innovation teams on organic and inorganic opportunities and portfolio choices.

Upcoming priorities
- Ongoing review of portfolio and category participation opportunities.
- Developing pipeline of innovation informed by consumer insights.
- Enhancing marketing effectiveness through detailed understanding of consumer motivation, globally and by region or market.

Stakeholder and why we engage

CUSTOMERS



- Our customers are a broad range of businesses, large and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce.
- We want to nurture mutually beneficial relationships to deliver joint value and great consumer experiences.

What we believe matters most to them
- A portfolio of leading brands that meets evolving consumer preferences.
- Identification of opportunities that offer profitable growth.
- Insights into consumer behaviour and shopper trends.
- Trusted product quality.
- Innovation, promotional support and merchandising.
- Availability and reliable supply of stock.
- Technical expertise.
- Joint risk assessment and mitigation.
- Sustainability and societal credentials.

How the Board seeks to engage
- Regular review of innovation pipeline and inorganic opportunities to ensure a broad portfolio at multiple price points.
- Review of supply chain footprint to ensure efficient delivery of products to customers.
- Direct engagement with key customers during market visits.

Reporting to the Board
- Regular performance updates by the Chief Executive, including customer and route to consumer concerns.
- Deep dive reviews on key regions or markets, such as North America and Great Britain, including consideration of key customer relationships and ways of working.

Upcoming priorities
- Scheduling face-to-face meetings for Directors to meet representatives of key customers during market visits and throughout Board calendar.
- Enhancing relationships between the company and its customers through engagement opportunities.

SUPPLIERS



- Our suppliers, service providers and agencies are experts in their fields.
- We rely on them to deliver high-quality products and market responsibly.
- We collaborate with them to improve our collective impact, ensure sustainable and resilient supply chains, and make positive contributions to society.

What we believe matters most to them
- Strong, mutually beneficial partnerships.
- Strategic alignment and growth opportunities.
- Fair contract and payment terms.
- Collaboration through the innovation lifecycle.
- Consistent performance measures.
- Joint risk assessment and mitigation.
- Sustainability and societal credentials.

How the Board seeks to engage
- Periodic review of our supply chain footprint in key markets to ensure resilience and flexibility, monitoring environmental impacts and efficiencies.
- Review and approval of material supply and procurement contracts including for critical raw materials.
- Supporting management in improving supplier relationships through fair contract and payment terms, compliance with our 'Partnering with Suppliers Standard' and working collaboratively to mitigate environmental impacts and achieve ESG goals.

Reporting to the Board
- Terms of material contracts with suppliers are reviewed by the Board.
- Periodic updates provided to the Board in relation to the supply chain agility programme rollout.
- Proposals put to the Board include summaries of potential implications for suppliers as a key stakeholder group.

Upcoming priorities
- Focus on roll-out of the Accelerate programme.
- Monitoring impact of supply chain disruption on operations.
- Supervision of initiatives to improve efficiency, sustainability and supply chain resilience.

COMMUNITIES



- We aim to create long-term value for the communities in which we live, work, source and sell.
- We can help build thriving communities and strengthen our business through empowering people, increasing access to opportunities and championing inclusion and diversity.

What we believe matters most to them
- Impact of our operations on the local economy.
- Access to skills development, employment and supplier opportunities.
- Inclusion, diversity and tackling inequality in all forms.
- Responsible use of natural resources, biodiversity and sustainability.
- Transparency and engagement.

How the Board seeks to engage
- Setting targets and monitoring progress on broader societal matters, including promoting positive drinking and championing inclusion and diversity.
- Considering the environmental and social consequences for communities of its key decisions, including encouraging inclusion and diversity, equal employment opportunities, skills development and support for communities and through wider value chains.

Reporting to the Board
- Reports provided to Board on progress made in relation to 'Spirit of Progress' targets.
- Proposals put to the Board include summaries of potential implications for local communities.
- Reports on macroeconomic and socio-political events provided to Board by management.

Upcoming priorities
- Continued focus on key aspects of 'Spirit of Progress' targets, including in respect of carbon reduction, positive drinking and water stewardship.
- Ensuring continued consideration of impact of our business decisions and operations on local communities and economies.

CORPORATE GOVERNANCE REPORT *continued*

Stakeholder and why we engage

GOVERNMENTS AND REGULATORS



- The regulatory environment is critical to the success of our business.
- We share information and perspectives with those who influence policy and regulation to enable them to understand our views on areas that can impact public health and our business.

What we believe matters most to them
- Compliance with applicable laws and regulations.
- Contribution to national and local economic development and public health priorities.
- International trade, excise, regulation and tackling illicit trade.
- Tackling harmful drinking and the impact of responsible drinking initiatives.
- Climate change and water sustainability agendas, including greenhouse gas emissions reduction, human rights, environmental impacts, sustainable agriculture, biodiversity and support for communities.

How the Board seeks to engage
- Indirect engagement through periodic updates from the Chief Executive and corporate relations executives.
- Review of macroeconomic and geopolitical developments as part of strategy sessions.
- Updates on regulatory developments, including in relation to non-financial reporting, corporate governance and public policy.

Reporting to the Board
- Reports on socio-political events and issues periodically provided to the Board.
- Developments in regulatory matters, including governance and reporting obligations, are included in biannual reports to the Board prepared by management.

Upcoming priorities
- Monitoring developments in regulation and best practice in respect of non-financial reporting requirements, corporate governance and audit regime.
- Supporting management's advocacy in relation to key public policy matters including water stewardship, positive drinking and inclusion and diversity.

INVESTORS



- We want to enable equity and debt investors to have an in-depth understanding of our strategy, our operational, financial and holistic performance, so that they can more accurately assess the value of our business and the opportunities and risks of investing in it.

What we believe matters most to them
- Strategic priorities, opportunities and risks.
- Financial performance.
- Corporate governance.
- Leadership credentials, experience and succession.
- Executive remuneration policy.
- Shareholder returns.
- Environmental, inclusion and diversity and social commitments and progress.

How the Board seeks to engage
- Regular engagement between key investors and Chief Executive and Chief Financial Officer through a programme of events, expanded during the year to include quarterly trading updates.
- Participation in investor conferences such as the Consumer Analyst Group of New York meeting (CAGNY).
- Hosting investor events such as the Guinness Investor and Analyst Event held in Dublin in May 2025.
- Attendance at the Annual General Meeting in September 2024, including responding to questions from shareholders.

Reporting to the Board
- Monthly reports provided to the Board, providing details on engagement sessions with investors and key trends.
- Chief Executive reporting investor sentiment to the Board as part of regular updates at Board meetings, including feedback following participation at analyst and investor conferences.

Upcoming priorities
- Continued proactive engagement with investors through structured programme of engagement activities over the year.
- Preparing for the Annual General Meeting to be held in November 2025.
- Engaging directly with investors through post-results announcement roadshows.



Increasing engagement with investors and shareholders

During fiscal 25, we have maintained our focus on ensuring active and regular engagement with our shareholders and investors, especially over the period from January to June 2025 during which we have carried out extensive investor engagement consistent with our commitment to increase visibility with the financial markets.

These engagement sessions enable investors to get a more detailed understanding of our Growth Ambition and strategy, opportunities for growth of our business, our industry and market dynamics while also enabling our senior management to understand the perspectives, investment criteria and strategy of our investors. Our Investor Relations (IR) team takes the lead in organising an annual programme of engagement events, reviewing analyst research notes and recommendations, monitoring share price and trading patterns, peer group and sector news.

Regular reports, including feedback from investors, are provided to the Board. Examples of engagement activities include attendance at key events such as the Consumer Analysts Group of New York (CAGNY) conference, attending key investor conferences and hosting many meetings and calls with analysts, investors and potential investors.

During the year, Diageo has also launched and completed an asset reunification programme with the aim of re-establishing contact with inactive shareholders, both institutional and retail, and reuniting them with unclaimed dividends.

A highlight of the year was the Guinness Investor and Analyst Event in May 2025 when we hosted a group of 48 investor representatives, including many of the company's largest investors, and 22 analysts at the Guinness Storehouse in Dublin, Ireland. The event focused primarily on the Guinness brand, including its recent performance, marketing strategy and how it was recruiting new consumers, as well as the opportunities for future growth, while also covering the group's overall performance, outlook and actions being taken to drive growth. Speakers at the event included not only the Chief Executive and Chief Financial Officer but also other members of the Executive Committee and senior leaders, including the general managers of Ireland, Great Britain and the beer business in the United States.

From May 2025, we commenced providing trading updates on a quarterly basis in addition to our previous half and full year reporting. By updating the market more frequently in this way on performance, Diageo aims to provide investors, analysts, shareholders and other market participants with a better understanding of performance and the drivers of this, including business seasonality through the year.

Fiscal 25 investor activity timeline

JULY AND AUGUST 2024	AUGUST 2024	SEPTEMBER 2024	OCTOBER AND NOVEMBER 2024	DECEMBER 2024
• Announcement of Preliminary Results for fiscal 24 on 30 July 2024. • Post-results announcement meetings with investors, media and analysts carried out by the IR team, Chief Executive and Chief Financial Officer.	• Roadshow by the Chief Executive and the Chief Financial Officer in the United Kingdom and the United States. • Publication of the Annual Report and Accounts for fiscal 24 on 1 August 2024.	• Annual General Meeting held on 26 September 2024 in London, including presentation by the Chief Executive, followed by Q&A with shareholders and investors. • IR team held various one-to-one meetings and conference calls with investors.	• IR had one-to-one meetings and conference calls with various investors.	• Sell-side analysts joined the Head of IR for a panel discussion with the Board, highlighting investor perceptions of the company. • The Chief Executive, Chief Financial Officer and other Executive Committee members had various meetings and calls with investors.

FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025
• Announcement of Interim Results for fiscal 25 on 4 February 2025. • Post-results announcement meetings with investors, media and analysts. • The Chief Executive and the Chief Financial Officer presented at the CAGNY conference in Orlando.	• Various meetings between the Chief Executive, the Chief Financial Officer and the IR team with investors, individually and in groups.	• The Chief Executive, the Chief Financial Officer and the IR team met with several investors, individually and in groups.	• Released trading update for Q3 fiscal 25. • Hosted Guinness Investor and Analyst Event in the Guinness Storehouse, Dublin, showcasing the Guinness brand, its growth strategy including the potential of Guinness 0.0.	• The Chief Executive and the Chief Financial Officer participated in BNP Paribas Exane conference in Paris, discussing strategy, performance and outlook. • The Chief Financial Officer hosted a fireside chat at Deutsche Bank's Global Consumer Conference in Paris.

CORPORATE GOVERNANCE REPORT *continued*

Principal Board decisions

Below are some examples of the principal decisions taken by the Board during fiscal 25 as well as summaries of some of the matters referred to in Section 172 of the Companies Act 2006 which were taken into consideration by the Board.

Decision made	Stakeholder considerations
REVISING BOARD PROCESSES TO IMPROVE EFFECTIVE DECISION-MAKING	
The Board has adapted its processes, annual cycle and schedule of events, committee composition and ways of working in order to improve its effectiveness and ability to support management in responding to the external macroeconomic environment.	The Board is conscious of the need to continually review, monitor and adapt its practices in order to maintain its efficiency and enhance its responsiveness to external factors and stakeholders' needs. This is particularly important during periods of macroeconomic uncertainty impacting consumer behaviour and the market's perception of the spirits sector, and of the company, as an investment opportunity. As part of the transition in Chair in February 2025, the Board took the opportunity to conduct a thorough review of its decision-making processes, schedule of events and meeting cycle, means of stakeholder engagement, composition and committee structure. The purpose of the review was to ensure that the Board was able to respond appropriately to continued disruption in the external consumer environment and was informed by observations and feedback received as part of the recent board evaluation exercise, by discussions between the incoming Chair, the Senior Independent Director and the Executive Directors, and by feedback received from external stakeholders, including the investor community, on market perceptions of the company. An important consideration was to enhance how the Board could support management in communications with its shareholders, investors, analysts and other market participants. This had been a topic discussed by the Board in December 2024, during which a panel of leading sell-side and buy-side analysts had been invited to give their views directly to directors. Certain changes in ways of working were agreed by the Board in March 2025, including moving to a more conventional model for board committee membership enabling more depth in committee deliberations, more regular engagement between Board members and investors on governance matters, and adjusting the annual cycle of board meetings to enable more frequent interaction between directors, Executive Committee members and senior management.
ENHANCING OUR OPERATING MODEL AND MANAGING OUR PORTFOLIO THROUGH DISPOSALS	
The Board continued its strategy of using disposals to actively manage the portfolio and enhance the asset-light beer operating model.	We have taken an active approach to managing our portfolio of brands and investments for a number of years, with the aim of ensuring that the portfolio remains sufficiently broad to respond to consumer demand in different categories and across price points, whilst also being sufficiently focused to enable effective advertising, marketing and investment support. During fiscal 25, several brands were disposed including Safari liqueur, Pampero rum and Cacique rum. These selective disposals enable management to improve their focus on the core portfolio, enhancing the offering to customers and consumers. The Board also continued the implementation of an asset-light operating model for the beer portfolio, supporting management to select the most appropriate structure and route to consumer in each impacted market. During the year, the Board approved the disposals of the company's shareholdings in Guinness Ghana Breweries Plc and Seychelles Breweries Limited. In reaching its decision, the Board considered the views and impact of these transactions on multiple stakeholders. For example, it was critically important that our brands remain available for its customers and consumers with minimal disruption. The negotiating team was instructed to focus on ensuring long-term partnerships were maintained through beer production and distribution licensing arrangements in those markets. The interests of impacted employees, both in the markets concerned and in the broader organisation, were also considered as part of the Board's decision-making process. Lastly, there was active engagement with local government and regulatory authorities in order to address any local concerns with these transactions.
RESHAPING OUR STRATEGIC PRIORITIES FOR SUSTAINABLE GROWTH	
The Board approved the launch of the Accelerate programme to reshape our priorities to deliver sustainable long-term performance.	In May 2025, the Board approved the introduction of the first phase of the Accelerate programme to help deliver the Growth Ambition. This programme had been developed to ensure that the company is well-positioned to deliver sustainable, consistent performance despite the continued uncertainties in the external consumer market. Key components of the Accelerate programme include increasing agility and refocusing resources on delivering sustainable top-line growth, increasing operating leverage, maximising free cash flow and optimising shareholder returns. As part of the programme, the Board approved clear cash delivery targets for the business, further details of which are set out on page 23. In creating and implementing the Accelerate programme, consideration was given to a wide variety of external and internal stakeholders. A core principle was to maintain focus on the consumer, how it was responding to macroeconomic pressures, and to strengthen Diageo's operational excellence and ability to respond accordingly. Implications on the company's workforce and suppliers were also considered as part of the programme, with changes to the group's operating model implemented, including roles and accountabilities, simplified ways of working and increased use of technology. Ensuring that the programme was rolled out in a swift and efficient manner, consistent with our purpose and values, was of critical importance.

Wider stakeholder engagement

We have ambitious goals across a variety of social and environmental targets and a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected, consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a variety of its key stakeholders during fiscal 25 in order to respond to stakeholder considerations in making its decisions and determining the company's strategy and goals. These include the following activities:

- The Board met and engaged with customers and retailers in South Africa during October 2024, touring a range of on-trade and off-trade outlets, shops and stores. Directors discussed with retail staff and owners the latest consumer trends and buying patterns. The Board also invited the owner of one of Diageo's largest customers in South Africa to give feedback on his experience of working with the company over many years. Market views and customer feedback is frequently reported to the Board by the Chief Executive as part of regular performance summaries. We partner with our customers to analyse the performance of the portfolio and marketing investment as well as market trends and consumer activity, in order to enhance the company's consumer insights tools which enhance innovation, product development and marketing initiatives.
- The Chair, Chief Executive and Chief Financial Officer travel regularly to different Diageo offices, production facilities and sites around the world. Non-executive directors also have opportunities to visit sites over the course of the year, including with the Chair or executive directors. Whilst most meetings of the Board are held at the company's headquarters in London, ordinarily once a year meetings are held in an overseas market in order to enable the Board to get a deeper understanding and insight as to that market or region. This will usually involve visits to offices and production facilities, enabling directors to familiarise themselves with the consumer landscape in that market and its production processes and facilities. Directors also engage directly with the local workforce and employees during these visits, supplementing the regular workforce engagement sessions conducted during the year.
- The Board has a well-established workforce engagement programme, in which each non-executive director is involved in regular engagement sessions with different parts of the global workforce over the course of the year, both virtual and in person. Through these sessions, non-executive directors gain insights into the company's culture which are then fed back to the company's engagement teams and used to shape our approach to people. See pages 92-93 for this year's workforce engagement statement which includes further details of how the programme has operated during the year.
- Board members, and in particular the Chief Executive and Chief Financial Officer, participate in an extensive programme of regular meetings, calls and other engagement activities with investors and analysts, co-ordinated by the Investor Relations team. Increasing investor engagement has been a particular priority for the Board this year, with a small group of sell-side and buy-side analysts meeting with the Board during December 2024 to provide their perspectives on how effectively the company engages with the market. See page 89 for a timeline summarising other investor events during fiscal 25 including the company's Guinness Investor and Analyst Event hosted in the Guinness Storehouse in Dublin in May 2025 and the company's participation at the annual conference of the Consumer Analyst Group of New York held in Florida in February 2025. Materials from these sessions are available on www.diageo.com.

Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 86-88. Case studies summarising how stakeholder considerations were taken into account by the Board during fiscal 25, as required by Section 172 of the Companies Act 2006, in respect of three of its principal decisions are set out on page 90.

Executive direction and control

Executive Committee

The Executive Committee, appointed and chaired by the Chief Executive, supports the Chief Executive in discharging the responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, India, Supply Chain and Procurement and Corporate. The Executive Committee aligns its agenda to the Growth Ambition and how to achieve financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company's reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are shown (with their remits) at www.diageo.com.

Performance evaluation

With the support of the Company Secretary, an evaluation of the Board's effectiveness, including that of its Committees and Directors, was conducted from December 2024 to January 2025. This evaluation aimed to assess how the Board and its Committees function against current best practice corporate governance principles, specifically referencing Principle L and Provisions 21, 22, and 23 of the Code.

This year's evaluation was internally managed through an online questionnaire completed by all directors. The questionnaire was designed to assess satisfaction levels with specific areas and allow directors to express their views. The evaluation focused on directors' views on three areas, being (i) Board composition, balance and performance, (ii) Board and Committee topics, support and provision of information and (iii) Committees' effectiveness and performance.

Responses were submitted to the Chair of the Board, while feedback on Committee effectiveness was also provided to respective Committee Chairs. The Senior Independent Director also held a meeting with directors, excluding the Chair, in line with Code requirements. The Chair, Senior Independent Director and the Company Secretary discussed the feedback and, together with other input including a general review of the ways of working and composition of the Board and its Committees, drew up a proposed plan and next steps or actions for further consideration by the Board.

The Board reviewed the results at its March 2025 meeting and agreed on various actions for implementation. The Board remains committed to annually reviewing its performance as well as that of its committees and individual directors, with such evaluation being carried out by an external facilitator every three years. The evaluation in fiscal 26 is expected to be managed and facilitated internally.

The Chair has confirmed that the non-executive directors standing for re-election at this year's AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrates commitment to their roles.

The general feedback and actions for focus in the following year as identified during the December 2024 evaluation are detailed in the following table.

CORPORATE GOVERNANCE REPORT *continued*

Key recommendations	Actions for focus in 2025/26
GENERAL FEEDBACK	
• Continue engagement between Board members and the workforce. • Continued recognition for an experienced and effective Company Secretarial function.	• Ensure timely finalisation and circulation of board papers ahead of meetings. • Ensure adequate time is allocated for presentations, deep dives and discussion during meetings.
BOARD COMPOSITION AND SUCCESSION	
• Recent appointments of directors have ensured appropriate quality, experience, background and diversity of the Board. • Ensure continuation of board-level knowledge while considering technical areas such as AI, digital and public policy amongst others.	• Continue to review the succession planning and pipeline at executive and senior management level. • Review alternative models for the current composition for Board committee membership. • Continue to focus on recruitment and talent pipeline on key areas for additional expertise.
PEOPLE AND CULTURE	
• Continue to promote and protect the company's corporate culture, values and focus on talent development. • Continue to ensure a clear and structured approach to leadership development. • Review and track the success of Executive development programmes.	• Maintain ongoing function in talent development and workforce engagement. • Increase focus on Executive talent succession planning and tenure. • Deeper analysis and insight of employee survey results to Board members.
STRATEGY AND RISK	
• Improved clarity in strategic focus and visibility of external stakeholder sentiment and significant improvement in stakeholder communication. • Improved clarity and consistency in use of dashboard updates for the company's key priorities, issues and imperatives. • Strong feedback in relation to deep-dive sessions with regional team management.	• Enhance strategic focus and horizon scanning while encouraging discussion and dialogue concerning key issues across different time scales. • Allow for more opportunities for third-party input and insights into how Diageo is perceived and recognised externally. • Continue to build strong and collaborative approach between management and Board members.

Progress made against prior year's actions

Good progress has been made against the actions identified following last year's externally facilitated performance evaluation:

• The Board has continued to promote and protect the company's culture and values.
• There has been a continued focus on Board and management succession planning and ensuring a pipeline of high-quality, diverse talent.
• The Board has continued to maintain strategic focus, monitor the changing business landscape and align the company's approach to strategic matters.

Workforce Engagement statement

At Diageo, our people are our most important asset and are critical to our company's success. We know that creating an inclusive and diverse culture where colleagues can freely express their views and feel listened to is not only core to our purpose of 'celebrating life, every day, everywhere' but is also key to sustaining high levels of engagement and performance, as well as ensuring Diageo remains a great place to work.

To understand our colleagues' experiences, we gather their feedback through both formal and informal channels. Diageo's Workforce Engagement programme is an important way for the Diageo plc Board to hear colleagues' insights on key topics, including culture, strategy, and ways of working. It is also a valued opportunity for teams to have direct access to Board members.

In F25, Karen Blackett CBE, our designated Non-Executive Director for workforce engagement, alongside all Non-Executive Directors, held 14 virtual and in-person sessions across the year, formally engaging with 654 colleagues from all regions, functions, and organisational levels below senior leadership. Diageo Chair, Sir John Manzoni, also visited several markets in the year, engaging a further 1705 colleagues in informal townhall conversations, and Karen Blackett joined two inclusion and diversity events with 956 colleagues.

Sessions have been highly engaging and Board members have valued the openness of conversations and the opportunity to gather insights on many positive aspects of working at Diageo, as well as clear areas for improvement.

The key themes emerging from these workforce engagement discussions are:

• Diageo's culture is often described as engaging, ambitious and collaborative, and this continues to be a source of pride amongst our employees, alongside their passion for our brands. Progress is being made with our dial up behaviours, with scope to further embed these in our culture for greater speed and agility. Diageo's formal recognition platform, Celebrate, is widely used and praised, as a way of reinforcing the dial up behaviours being demonstrated by colleagues.
• Diageo's approach and sustained commitment to inclusion and diversity, progressive employment policies, and its broader Spirit of Progress commitments are highlighted frequently as reasons colleagues join and remain at Diageo. Pride in the company's approach to doing business the right way and acting with integrity were also consistently shared in conversations.
• We must continue to simplify our business, addressing day-to-day barriers people face in their jobs, which can hold us back from performing at our best and can at times impact motivation.
• There are also opportunities to communicate with increased transparency and provide greater clarity on priorities, accountabilities and decision rights.
• Whilst there has been progress in building core capabilities in Digital, Data and Analytics, employees are keen to see these further embedded.

These improvement areas are points of focus within our Accelerate programme in F26 and beyond.

The key themes were also reflected in this year's engagement results seen in the global employee survey, Your Voice, which remains top quartile and above external benchmarks with 83% engagement levels (+2 vs 2024) and 90% proud to work for Diageo (+1 vs 2024).

Insights gathered from workforce engagement sessions held by the Board, alongside broader listening tools such as the Your Voice annual employee engagement and pulse surveys, have helped the company to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.

Purpose, values and culture

The Board is responsible for establishing the company's purpose, values and culture and for monitoring the level of culture embedment within our business. We have a long-established purpose and set of values which resonate strongly with our employees, as indicated by the Board's engagement sessions with our workforce and employee surveys. We are very conscious that we must operate with the highest standards of governance, doing business the right way, from grain to glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our 'Spirit of Progress' goals and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed.

There are a number of ways in which the Board monitors and assesses culture, including:

Site visits

Directors are encouraged to visit the group's offices, production facilities and sites in different markets and regions to further their understanding of the business and increase interactions with employees and the wider workforce. During fiscal 25, the majority of Board meetings have been held in the company's headquarters in London, enabling Directors to meet and interact with employees, while the Board also met with the company's regional management team for Africa in October 2024. As part of the Board's workforce engagement programme, non-executive directors regularly hold in-person and virtual meetings, townhalls, focus groups and question and answer sessions with employees in different locations over the course of the year.

Employee surveys

The Board receives reports from the Chief HR Officer on the results of the company's global annual 'Your Voice' survey, including levels of employee engagement, employee perceptions of the company's purpose and of their people managers (including net promoter scores) and any themes raised. The survey results also give visibility of areas on which management must continue to focus. Results of this year's Your Voice survey are described on page 40.

SpeakUp allegation reporting

Regular reports are provided by the business integrity team to the Audit Committee with information and data on reported allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into the purpose, values and culture embedment across its markets and functions.

 For more details of the SpeakUp service, *see page 100*.

Workforce engagement programme

Insights drawn from the Board's annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company. Recommendations are fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. The engagement programme, which is led by Karen Blackett CBE, has enabled all non-executive directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. For more information on workforce engagement, see page 92.

CORPORATE GOVERNANCE REPORT *continued*

How the Board monitors *culture*

WORKFORCE ENGAGEMENT SESSIONS

All non-executive directors participate in the Board's workforce engagement programme, meeting and engaging directly with groups of employees. We aim to provide the Board with a greater understanding of the views of colleagues on the company's strategy, performance, values, governance, culture, working environment or any other topic of importance to workers, and to inform the Board on related decision-making. For further information on the workforce engagement programme, see page 93.

EMPLOYEE RESOURCE GROUPS

We have a network of employee resource groups (ERGs) which create connections and community within our employee and workforce population, both in regions and globally. For example, the Spirited Women Network and our Rainbow Network operate several markets internationally. The ERGs provide communities of support and enable management to better understand concerns of diverse groups within our workforce. Feedback from the ERGs is used to assist the Board in monitoring the culture.

YOUR VOICE SURVEYS

Our annual global employee engagement survey, Your Voice, provides employees with an opportunity to feedback their experience of working at the company, including areas which are working well and those that could be improved. The survey, which takes the form of a questionnaire with the ability to provide commentary, is conducted and managed by a third-party provider in multiple languages. All responses are treated confidentially with the results being reported back to management, enabling them to create action plans per team. Key themes and feedback is also reported to the Board.

How the Board assesses Diageo's culture

SITE VISITS

Directors regularly visit Diageo's offices and production sites as part of the Board's annual cycle of meetings. In addition to the head office in London, Directors visit other Diageo locations, offices and sites during the course of the year for meetings and for familiarisation visits. During fiscal 25, the Board met leaders of the Africa region during board meetings held in Cape Town, South Africa, at which the Board also met representatives of key customers in that market.

TOWN HALL AND FOCUS GROUP MEETINGS

Non-executive directors participate in both virtual and physical town hall sessions and smaller focus group sessions during the year, as part of the Board's workforce engagement programme. Attendees are invited from particular markets and functions, including contractors, temporary and remote workers, often in non-leadership roles. The scope of topics discussed is relatively broad, covering culture and aspects of working at the company.

REMUNERATION ENGAGEMENT

The Chair of the Remuneration Committee meets with a focus group of employees to discuss the approach to executive pay annually. The focus group is comprised of cross-market and functional employee representatives. Through this engagement, we aim to both deepen employees' understanding of the ways in which executive pay decisions are made and receive feedback and views from employees on the company's approach to executive remuneration in the context of broader reward and pay policy within the group.

Additional information

Appointment and re-appointment at the AGM

The Chair has confirmed that the non-executive directors standing for re-appointment at this year's Annual General Meeting (AGM) continue to perform effectively, both individually and collectively as a Board, and that each non-executive director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page 77, Directors' attendance levels have been consistently high throughout the year ended 30 June 2025. Further details, including biographies, are set out in the Notice of Meeting for this year's AGM.

Internal control and risk management

An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the Financial Reporting Council (FRC) in September 2014, entitled 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting'. The Board confirms that, through the activities of the Audit Committee described below, it has completed a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 63-71.

The Board acknowledges that it is responsible for the company's systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company's systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee, following which the Audit Committee made a recommendation to the Board which was then approved. The Audit Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Committee or other management steering groups prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in May in Scotland, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company's financial reporting process and the group's process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on page 97.

Viability statement

In accordance with the Code, the Board has also considered the company's longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see pages 72-73.

Going concern

Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Political donations

The group has not given any money for political purposes in the United Kingdom during the year. Diageo North America, Inc. made contributions solely at its own discretion to non-UK political candidates and committees in the United States, where it is common practice to do so. Contributions of approximately $1.36 million (2024: $1.1 million) were made by Diageo North America, Inc. during the financial year to state and local candidates and committees, consistent with applicable laws. Additionally, our Australian based subsidiary made contributions, solely at its own discretion, totalling approximately $0.09 million (2024: $0.01 million).

The contributions in the United States reflect no endorsement of a particular political party, and contributions were made with the aim of promoting a better understanding of our business and our views on commercial matters, as well as a generally improved business environment.

CORPORATE GOVERNANCE REPORT *continued*

Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements

The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulation. Company law requires the Directors to prepare financial statements for each financial year. Under company law, the Directors have prepared the group consolidated financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS as issued by IASB).

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of the profit or loss of the group and parent company for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards, IFRS issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for safeguarding the assets of the group and parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the group's and parent company's transactions and disclose with reasonable accuracy at any time the financial position of the group and parent company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 78-79 confirm that, to the best of their knowledge:

- the group consolidated financial statements, which have been prepared in accordance with UK-adopted international accounting standards, IFRSs issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group;
- the parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law, give a true and fair view of the assets, liabilities, financial position and profit of the parent company; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that it faces.

In accordance with section 418 of the Companies Act 2006, each of the Directors who held office at the date of the approval of the Directors' report confirm that, so far as the Director is aware, there is no relevant audit information of which the group's and parent company's auditors are unaware, and each Director has taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the group's and parent company's auditors are aware of that information.

The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 13 August 2025.

AUDIT COMMITTEE REPORT



Julie Brown
Chair of the Audit Committee

Ensuring *integrity* across the business

Dear Shareholder

I am pleased to present the Audit Committee's report for the year ended 30 June 2025, which describes how the Committee has carried out its responsibilities over the year.

The role of the Audit Committee is to monitor and review the integrity of financial information and external reporting, and to provide assurance to the Board that the company's internal controls and risk management processes, including its internal audit, controls, business integrity and compliance processes, are appropriate and regularly reviewed. The Audit Committee oversees the work of the external auditor, monitors its independence,

approves its remuneration and recommends its appointment. The Committee is also responsible for reviewing the company's principal and emerging risks, which it carried out over the course of the year through a series of risk reviews and deep dives.

During the year, the Committee has maintained its focus on areas of significant and particular importance. The Committee closely monitors the company's processes and functions with respect to internal audit, controls assurance, risk and business integrity with reports being issued at regular intervals over the year. The Committee reviews progress against annual plans and targets, including compliance and breach allegation investigation rates, internal audit findings, and work on controls assessment. Each principal risk is reviewed by the Committee on a regular basis over the year including, for example, Diageo's cyber security risk management processes, governance systems and capabilities, which are of key importance in light of continuously evolving risks in respect of cyber threats. Further information is provided on pages 98-101.

Having taken over as Chair of the Committee in August 2024, I have been pleased to find that the relationship between the Committee, management and the external auditors is transparent, open and constructive. I am sure that the Committee will continue to discharge its duties in an effective and diligent manner during fiscal 26.



Julie Brown
Chair of the Audit Committee

ROLE OF THE COMMITTEE
- Monitors the integrity of the company's financial statements and formal statements relating to the company's financial performance.
- Considers whether the annual report and accounts, taken as a whole, is fair, balanced and understandable, and provides information necessary to assess the company's position and performance.
- Reviews the company's risk management and internal control framework, including effectiveness of internal audit.

 **Read more on *pages 98-101*.**

COMMITTEE MEMBERS
- Julie Brown (Committee Chair)
- Melissa Bethell
- Karen Blackett CBE
- Valérie Chapoulaud-Floquet
- Susan Kilsby
- Ireena Vittal

As at the end of fiscal 25, the above directors were members of the Committee. As set out on page 105, the Board has moved to a more focused Committee structure in fiscal 26, which includes a reduced number of members on the Audit Committee.

 **Read more on *page 98*.**

PRINCIPAL AREAS OF FOCUS
- Review of financial and non-financial reporting.
- Supervising the group's internal audit, risk and controls functions and processes including in respect of viability.
- Selection and oversight of external auditors, and review of audit quality.
- Review of the group's systems of financial reporting and accounting issues.
- Oversight of the group's regulatory compliance, business integrity and whistleblowing mechanisms.

Read more on *page 101*.

AUDIT COMMITTEE REPORT *continued*

Role and composition of the Audit Committee

The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-business/corporate-governance. During fiscal 25, there were a number of changes in committee membership with Sir John Manzoni stepping down as a member on 5 February 2025, on his appointment as Chair of the Board, and Karen Blackett CBE and Valérie Chapoulaud-Floquet stepping down from the end of fiscal 25. The Audit Committee is now comprised of four independent non-executive directors, being Julie Brown (Committee Chair), Melissa Bethell, Susan Kilsby and Ireena Vittal. The Chair of the Board, the Chief Financial Officer, the General Counsel and Company Secretary, the Group Controller, the Head of Controls, Assurance and Risk Excellence (CARE), the Chief Business Integrity Officer, the General Counsel Corporate and Deputy Company Secretary, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of CARE regularly during the year. During the course of the year, the Committee met five times and constituted a subcommittee to review progress of the year end audit and reporting processes. Details of attendance of all Board and Committee meetings by Directors are set out on page 77.

Reporting and financial statements

During the year, the Audit Committee reviewed the quarterly trading updates, the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focusing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focused in particular on the company's approach to assurance and internal approvals processes. Under the supervision of the Audit Committee, management has again sought to refine non-financial reporting in order to emphasise the most material goals and actions taken against our 'Spirit of Progress' action plan, while also complying with the recommendations of the Task Force on Climate-related Financial Disclosures.

This year the Committee has continued to regularly review progress of the company's transformation project to improve Diageo's internal processes and upgrading its financial systems and technology, monitoring progress against the project's targets and timeline, including its controls framework and reporting capabilities.

The company has in place internal control and risk management systems in relation to the company's financial and non-financial reporting process including the group's process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company's financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company's disclosures are accurate and adequate. This year the FAC has continued to focus on the adequacy of the group's inventory monitoring processes across all regions. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel and Company Secretary, the General Counsel Corporate and Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of CARE and the Chief Business Integrity Officer. The company's external auditor also attends meetings of the FAC. Presidents of each region and their finance directors attend the FAC on request.

The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Interim Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in the US Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Interim Chief Executive and Chief Financial Officer concluded that, as of 30 June 2025, Diageo's disclosure controls and procedures were effective.

As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is 'fair, balanced and understandable' and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the Committee has noted the guidance issued by the Financial Reporting Council (FRC) on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.

The Committee has also considered the presentation of GAAP and non-GAAP measures to ensure appropriate prominence is given to GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC. On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is 'fair, balanced and understandable'.

FRC correspondence

The Committee reviewed a comment letter addressed to the company which had been received from the FRC in March 2025 relating to its review of the company's annual report and accounts for the year ended 30 June 2024. The Committee was pleased to note that the letter confirmed that the FRC had no questions or queries to raise, although it did note some matters which the FRC believed could be improved for the benefit of users. The company responded by confirming that it would consider those matters in the context of future reporting. Updates have been made in the fiscal 25 Annual Report to reflect the FRC's observations. The Committee notes that the FRC's review does not provide assurance that the annual report and accounts were correct in all material respects as the FRC's role is not to verify information but to consider compliance with reporting requirements.

External auditor

During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor's effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no

contractual obligations that restrict the company's current choice of external auditor. Following the last tender carried out during fiscal 24, PwC was re-appointed as Diageo's external auditor, having first been appointed as such in fiscal 16. PwC's re-appointment for fiscal 25 was approved by shareholders at the 2024 AGM. The company is required to have a mandatory audit tender after 10 years by the Statutory Auditors and Third Country Auditors Regulations 2016, and, as the Audit Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness and the quality of their audit work, the Audit Committee does not currently anticipate that it will conduct an audit tender before it is required to do so. The Audit Committee considers this to be in the best interests of the company's shareholders for the reasons outlined above and will continue to monitor this annually to ensure the timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditor. The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 30 June 2025.

Since the conclusion of the audit for the year ended 30 June 2023, Scott Berryman has been lead audit partner with responsibility for signing the Diageo plc audit opinion on behalf of PwC. Scott will remain as such for the year ending 30 June 2026. The Board will propose the reappointment of PwC at the AGM to be held in November 2025.

External auditor effectiveness and quality

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management's assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both interim results in January, and year end, in July. Following completion of the audit process, feedback on its effectiveness was provided during review meetings with management, who also completed questionnaires on their experience with the audit. Both management and the auditor provided their assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. The auditor assessment is undertaken based on the requirements of the Code as well as guidance issued to audit committees by the FRC in April 2016 and Audit Committees and the External Audit: Minimum Standard published by the FRC in May 2023, as well as the NYSE listing rule 303A.07. It includes consideration of the findings of the FRC's Audit Quality Review team which published its 2023/24 Audit Quality Inspection and Supervision report on PwC in July 2024, periodic regulatory review carried out by the US Public Company Accounting Oversight Board (PCAOB) and the Quality Assurance Department of the Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. The assessment also takes into consideration PwC's annually published Transparency Report which sets out how the firm upholds its professional responsibilities and seeks to ensure delivery of quality in its services. The results of the survey conducted in October 2024 indicated that overall satisfaction with PwC's performance had slightly improved compared to the previous year's survey, with the consensus view being that overall performance is solid. Consistent strong feedback was received in relation to professional expertise, business knowledge, auditor independence, quality control processes, challenges and communication between PwC and management. Feedback from management suggested that areas where continued focus was required included

timing of planning, timely review and feedback on audit matters, improvement in internal communications and co-ordination, continuity of resources, more efficient and proactive query resolution, use of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management continued to be strong and open. The external audit team communicated openly and clearly those areas which they considered significant and their views on such matters. Senior members of the PwC team had been very visible throughout the business and strengthened relationships with management.

During the external audit, the auditor challenged management on its approach taken as to brand and asset impairment testing, including reviewing management's updated trigger assessment. The auditors also reviewed underlying contractual documentation relating to Distill Ventures investments, considering past performance in order to assess whether the impairment recognised by management was reasonable. In relation to brand impairment testing, the auditors discussed with management their plans and strategies for future growth of the brands as against recent performance and forecasts. The auditor also challenged management as to other judgemental matters such as the potential impact of US tariffs on goodwill and carrying value of certain brands. The auditor also challenged management while preparing the Annual Report as to disclosures of critical accounting policies and practices, including those relating to uncertain tax positions, valuation of pension obligations and the treatment of certain capitalised costs. The Audit Committee assessed these challenges, discussing them with management and the auditor, and seeking additional information and evidence from management in support of these assessments.

FRC quality review

The FRC's quality review team routinely monitors the quality of the audit work of certain UK audit firms through inspections of sample audits and related quality processes. PwC was reviewed on the audit of our financial reporting for the year ended 30 June 2023. A copy of the FRC team's report was provided to the Audit Committee.

External auditor independence

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2025. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard, SEC auditor independence rules and US Public Company Accounting Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services which are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chair of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of $125,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 4(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

AUDIT COMMITTEE REPORT *continued*

Internal audit, controls assurance and risk

The company's internal audit team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, the internal audit team issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of CARE on the latest reports issued.

This year a number of internal audits have been undertaken including both market and functional audits as well as of certain of the group's end-to-end processes and procedures. The Audit Committee assesses the effectiveness of the company's internal audit processes by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of the internal audit team is appropriate for the business. The company operates a global controls assurance programme for financial reporting controls in each market and function, which monitors compliance with and effective operation of the company's controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company's integrated risk management system. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks. This year, these reviews have covered areas including business ethics and integrity, anti-counterfeit and product quality, geopolitical volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, strategic business transformation and international taxation.

Business Integrity programmes

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct, our policies and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company's ethical standards through the Business Integrity framework. The Chief Business Integrity Officer provides regular updates to the Audit Committee on the business integrity programme, including the annual Code of Business Conduct training and completion rates, the launch and roll-out of new programmes and policies, and the SpeakUp hotline and investigations process.

Our Code of Business Conduct, available in 18 languages, sets out what Diageo stands for as a company and our expectations for our employees. The Code of Business Conduct annual training is mandatory for eligible[1] employees which, for fiscal 25, comprised over 23,800 employees globally. Training is delivered in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business Conduct is available at https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct.

Third-party risk is also managed through our Know Your Business Partner programme, which is designed to help the company evaluate the risk of doing business with a third party before entering and during a contractual relationship. Business partners are assessed for potential risks including economic sanctions, bribery and corruption, money laundering, facilitation of tax evasion, data privacy, human rights and other reputational issues.

Employees are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies to line managers, Legal or HR colleagues, the global Business Integrity team or via SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible via online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated and, if substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews reports on allegations, including root cause analysis and investigation closure rates. During fiscal 25, all of Diageo's Non-Executive Directors attended the Audit Committee and therefore all Non-Executive Directors who make up the Board routinely reviewed the findings of the company's whistleblowing processes in accordance with the UK Corporate Governance Code.

During fiscal 25, 891 allegations of breaches were reported, which is a 17% increase on the prior fiscal year. Of those reported allegations, 32% were substantiated with 94 people leaving the business as a result of breaches of our Code of Business Conduct, compared with 101 Code of Business Conduct-related leavers[1] in fiscal 24. Below is a summary of reported and substantiated breaches over the past three fiscal years.

(1) For more details, see Non-Financial Reporting Boundaries and Methodologies, available on our website.

Reported and substantiated breaches



Fiscal 23
- 629
- 192
- 57

Fiscal 24
- 759
- 263
- 101

Fiscal 25
- 891
- 219
- 94

- Reported breaches
- Substantiated breaches
- Code-related leavers

Senior financial officers' code of ethics and dealing code

In accordance with the requirements of SOx and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-business/corporate-governance/compliance. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.

The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation.

Management's report on internal control over financial reporting

Management, under the supervision of the Interim Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. The Filings Assurance Committee supports the Interim Chief Executive and Chief Financial Officer in ensuring the accuracy of the company's financial reporting, filings and disclosures. As summarised on page 98, prior to interim reporting and preliminary reporting each year, the Filings Assurance Committee examines the company's financial information and processes, the effectiveness of its controls in respect of financial reporting and the contents of its disclosures.

Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2025, internal control over financial reporting was effective. During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. The same independent registered public accounting firm which audits the group's consolidated financial statements has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included in the integrated audit report which is included in the company's Form 20-F to be filed with the SEC.

'Financial expert', recent and relevant financial experience

The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOx, Section 407, the Board has determined that Julie Brown is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent non-executive directors with relevant financial and sectoral competence. See pages 78-79 for details of relevant experience of Directors.

Committee activities

Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus	
Corporate reporting	• Half and full year external reporting updates • Interim and preliminary results review and approval • Annual Report and consolidated financial statements, Form 20-F review and approval • Quarterly trading updates
Internal controls	• Internal audit updates • Business Integrity updates including breach and reporting update • Controls testing update and Section 404 assessment • Implications on controls environment of systems and process changes • Business transformation projects monitoring • Inventory and stock in trade monitoring controls review and enhancements
External audit and assurance	• Report on external audit at half and full year periods • Insights and observations on reporting review • Auditor independence and non-audit work reviews • Auditor independence policy review • Review of management representation letters • Appointment of auditor and review of terms of engagement and fees • Auditor performance and effectiveness review and assessment
Risk management	• Principal and emerging risk reviews and tracking • Risk updates, including group risk footprint and risk appetite review and approvals • Business ethics and integrity, human rights, anti-counterfeit and quality, geopolitical volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation risk reviews

AUDIT COMMITTEE REPORT *continued*

Significant issues and judgements

Significant issues and judgements that were considered in respect of the fiscal 25 financial statements are set out below. Our consideration of issues included discussion of the key audit matters as outlined in the appendix to the independent auditors' report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management's analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 3 of the Financial Statements.	The Audit Committee assessed whether the reporting of those items as exceptional, was in line with the group's accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.
Whether the carrying value of assets, in particular intangible assets and investment in associates, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.	The Audit Committee reviewed the methodology applied in conducting impairment reviews and the result of management's impairment assessments that were performed during the year. The Committee was provided with information about the carrying amounts and the key assumptions incorporated in management's estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management's cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management's judgements and conclusions, whereby investment in Distill Ventures companies, Aviation American Gin and other various brands and related tangible fixed assets and inventory have been impaired. The intangible asset impairment charge and accelerated depreciation related to the fixed assets are included in the total exceptional operating charge of $970 million. The Committee agreed that the recoverable amount of the company's other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.
The group's more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. Refer to page 67 of 'Our principal risks and risk management' and note 7 of the Financial Statements.	The Audit Committee agreed that the disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.
The appropriateness of the valuation of post-employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.	The measurement of post-employment liabilities is sensitive to changes in long-term interest rates, inflation and mortality assumptions. Having reviewed management's papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management's assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgements made in respect of the surplus restriction and concluded that those judgements were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.
Significant legal matters impacting the group. Refer to note 19 of the Financial Statements.	The Committee agreed that adequate provision and/or disclosure have been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 19 of the Financial Statements.
Whether the Annual Report is fair, balanced and understandable.	The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company's performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures.
The impact of climate change on the group's financial reporting and financial statements. Refer to pages 46-57 and note 1 and note 9 of the Financial Statements.	The Audit Committee agreed that the disclosures on pages 46-57 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

CYBER SECURITY RISK MANAGEMENT

As Diageo becomes more connected and digitally enabled, we recognise the growing risks from increasingly sophisticated cyber threats. Cyber security is aligned to our group risk framework and is central to our principal risk area of 'Cyber and IT resilience'.

We continue to strengthen how we protect our systems, data and brands through governance, employee awareness and regular assessments. Our approach includes working to keep pace with global regulatory changes, such as the EU's Network and Information Security Directive 2 (NIS2), where we are enhancing our incident response, supplier oversight and risk reporting processes to meet evolving expectations.

Cyber security remains key to safeguarding our most valuable assets and ensuring trust in our products, services and operations worldwide.

We align our cyber security practices with recognised industry standards to help us respond effectively to threats and incidents across our global operations. In today's environment, we are seeing increased risks from social engineering attacks and vulnerabilities in cloud infrastructure. A key area of focus is strengthening third-party risk management. We continue to work closely with our vendors and suppliers to ensure they meet our security expectations, including safeguards for systems, data and recovery capabilities, helping to build greater resilience across our end-to-end supply chain.

Our cyber security framework operates consistently across all regions and functions, enabling us to assess risks, respond quickly to threats and implement appropriate countermeasures. We are enhancing and clarifying existing protocols for escalating material cyber incidents to senior management and the Board.

In line with evolving regulatory requirements, we are progressing a structured programme to align with NIS2, focusing on governance, incident response and third-party risk obligations across our operations in Europe and globally.

We regularly engage independent cyber security experts to benchmark our capabilities and test the resilience of our systems. Alongside this, all employees and certain contractors are required to complete cyber training, with additional targeted education to address specific roles, risks and evolving threat scenarios.

The Board retains overall responsibility for risk management, including cyber security, with oversight delegated to the Audit Committee. The Audit Committee reviews management's actions with the aim of ensuring that robust processes are in place to identify, assess and manage cyber risks, and that appropriate measures are taken to mitigate potential incidents across the business.

Under our protocols, material cyber risks would be escalated by the Audit Committee to the Board, while day-to-day responsibility lies with management. Our cyber programmes are led by our Chief Information Security Officer (CISO), supported by a team of experienced industry professionals. Together, they oversee the continuous monitoring of emerging cyber trends and vulnerabilities, actions taken to prevent, respond to and mitigate potential cyber threats across the business.

Management, including the CISO and cyber security team, provides regular updates to the Audit Committee, including formal reporting twice a year. These reports cover key developments, programme assessments, risk trends and mitigation strategies aligned to our risk appetite.

In fiscal 25, we did not identify any cyber threats that materially affected, or are reasonably likely to materially affect, our strategy, operations or financial condition. However, we acknowledge that no system is immune, and undetected incidents remain a possibility. For more information, please see the section on 'Our Principal Risks and Risk Management' on pages 63-71.

NOMINATION COMMITTEE REPORT



Sir John Manzoni
Chair of the Nomination Committee

Championing our talent strategy

Dear Shareholder

Having taken over as its Chair earlier in the year, I am pleased to provide the report of the Nomination Committee for the year ended 30 June 2025.

The Nomination Committee plays a key role in ensuring adequate succession planning for Board appointments, maintenance of a pipeline of high-quality candidates for potential nomination to the Board, and supervising transitions for new appointments.

We aim to ensure that the Board is comprised of independent, experienced and influential individuals from a broad range of backgrounds, with appropriate skills and capabilities to contribute to discussions on multiple complex topics.

Following the announcement on 16 July 2025 that Debra Crew had stepped down from the Board and as Chief Executive, the Committee is supervising a comprehensive formal search process for her successor. Until a permanent appointment is made, Nik Jhangiani has assumed the role of Chief Executive on an interim basis. We have also recently announced that Deirdre Mahlan will rejoin Diageo as Interim Chief Financial Officer.

Earlier in the year, we welcomed Nik and Julie Brown to the Board in the roles of Chief Financial Officer and Chair of the Audit Committee respectively.

Both Nik and Julie have many years' experience in different consumer products sectors which add to the Board's ability to navigate the external consumer market.

Over the year, the Committee has continued to carry out its role in overseeing the company's talent planning and succession for Executive Committee members. With John Kennedy's retirement from the company, in April 2025 Dayalan Nayager succeeded him as President, Europe with Hina Nagarajan stepping into the role of President, Africa. Praveen Someshwar joined the company as Managing Director and CEO, Diageo India. In June 2025, Randall Ingber succeeded Tom Shropshire as General Counsel and Company Secretary.

This year the Nomination Committee has overseen a change in board committee composition moving from a model where all independent Non-Executive Directors were members of all board committees to a more conventional model effective 1 July 2025. The Nomination Committee has also managed the annual evaluation process, this year conducted as an internal exercise assessing the performance, composition, diversity and effectiveness of the Board and its committees.

The Committee's focus is now on securing the best candidate to lead the company as Chief Executive, supported by a strong and experienced Board and an agile and ambitious Executive Committee. We strongly believe that Diageo is well placed to deliver long-term, sustainable value for its shareholders and other stakeholders.



Sir John Manzoni
Chair of the Nomination Committee

ROLE OF THE COMMITTEE

- Leads process for appointments to the Board.
- Ensures adequate succession plans in place for Board and senior management positions.
- Oversees development of a diverse pipeline for succession.
- Comprised of independent non-executive directors.

 **Read more on** *pages 105-106.*

COMMITTEE MEMBERS

- Sir John Manzoni (Committee Chair)
- Melissa Bethell
- Karen Blackett CBE
- Julie Brown
- Susan Kilsby
- Valérie Chapoulaud-Floquet
- Ireena Vittal

 **Read more on** *page 105.*

PRINCIPAL AREAS OF FOCUS

- Succession planning and ensuring a strong pipeline of talent for non-executive and executive roles.
- Adapting ways of working at Board and board committee levels to support the new Board Chair.
- Ensuring smooth transitions and inductions for new members of the Board, including this year the Audit Committee Chair and CFO.
- Supervising Executive Committee membership changes.

 **Read more on** *pages 105-106.*

Role and composition of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. More details on the role of the Nomination Committee are set out in its terms of reference which are available at https://www.diageo.com/en/our-business/corporate-governance.

The Nomination Committee comprises Sir John Manzoni (Committee Chair), Melissa Bethell, Karen Blackett CBE, Julie Brown, Valérie Chapoulaud-Floquet, Susan Kilsby and Ireena Vittal.

Succession planning

The Committee reviews the effectiveness and adequacy of succession planning processes and the succession plans for both the Board and Executive Committee. Succession plans are tailored for key roles, based on merit and objective criteria, and designed to encourage inclusion and diversity. Consideration is given to the length of tenure of each incumbent with the aim to anticipate potential changes to the Board or Executive Committee prospectively and address vacancies proactively enabling smooth succession. The Board should comprise a majority of independent non-executive directors, free of conflicts of interest, and with sufficient time to discharge their duties as Board members. The Board has a long-standing belief that it benefits from having a broad and diverse range of views expressed amongst its members, which enhances decision-making for the benefit of the long-term interests of the company and its stakeholders. The composition and capabilities of the Board should be appropriate and reflective of Diageo's global scale, business and operations, its strategy, portfolio, consumer base, culture and status as a listed company. Directors should have sufficient understanding of the company and its operations, the markets and industry in which it participates, to understand the key trends and developments which are relevant for Diageo.

Recruitment and election procedures

The recruitment process for non-executive directors includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. We have engaged executive search company Egon Zehnder to assist with our current recruitment and pipelining requirements. Egon Zehnder has no connection with the company aside from providing executive search consultancy services to it.

In the case of Executive Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate's background, skill set and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board's diversity objectives which are set out in the Board Diversity Policy. This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.

Any new directors are appointed by the Board and, in accordance with the company's articles of association, they must be elected at the next Annual General Meeting (AGM) to continue in office. All existing directors retire by rotation and stand for re-election every year. The company's policy is for all directors to attend the AGM, either physically or by video conference as permitted by the company's articles of association. Details of attendance of all Board and Committee meetings by Directors are set out on page 77. The 2025 AGM is scheduled to be held on 6 November 2025.

External appointments

While the Board does not have a written policy with regards to the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates' time. As a general principle, the Committee takes the view that non-executive directors should have no more than four, and executive directors no more than one, listed mandates in addition to their role as a director of the company. However, each director's situation is considered individually. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a director's time will not impact on the director's ability to perform his or her role as a director of the company before the additional appointment is recommended for approval by the Board. Directors' interests are reviewed and updated at each Board meeting. The Board has concluded that each non-executive director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.

Board committee composition

As part of the review of Board ways of working carried out following the transition in Board Chair in February 2025, the Nomination Committee reviewed Diageo's practice of having all its non-executive directors as members of all Board committees. It was concluded that, while this practice had positive benefits, on balance it would be preferable to refresh membership of the Board committees by changing to a more conventional structure whereby each Board committee was comprised of a smaller group of non-executive directors. The Nomination Committee then considered relevant requirements of the Code, including that consideration should be given to ensure that the membership of each Board committee includes a range of skills, experience, knowledge, and professional qualifications to meet its requirements. Each Board committee, as a whole, should have competence relevant to the sector in which the company operates, and where possible the matters for which that committee is responsible. In light of these requirements and informed by broader considerations including the frequency of Board and committee meetings, the range and depth of topics being discussed and considering feedback received as part of the Board evaluation exercise, the Nomination Committee recommended to the Board that with effect from fiscal 26 the Audit Committee be comprised of Julie Brown (Chair), Melissa Bethell, Susan Kilsby and Ireena Vittal and that the Remuneration Committee be comprised of Susan Kilsby (Chair), Melissa Bethell, Karen Blackett CBE and Valérie Chapoulaud-Floquet. It was proposed that the Nomination Committee would continue to be comprised of all non-executive directors and chaired by Sir John Manzoni, given the importance of Board succession and talent pipeline to the Board as a whole. The Board approved this recommendation in May 2025.

NOMINATION COMMITTEE REPORT *continued*

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were:

- the consideration of the talent pipeline for potential new executive and non-executive directors and other appointments to the Board;
- the design and conduct of the annual review of Board, Committee and individual director effectiveness and performance, review of the findings of the review and recommended actions;
- consideration and approval of the report of the Committee in the company's Annual Report and consolidated financial statements for the year ended 30 June 2025;
- consideration and recommendation to the Board of proposed changes in directors' outside interests, status as to independence and any potential conflicts of interest;
- the approval of the adoption of guidelines in relation to Diageo's procedures for appointing employees to boards of its listed subsidiaries;
- consideration and recommendation to the Board of proposed changes in Board committee composition and membership, taking effect from the start of fiscal 26; and
- a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience.

Board evaluation

As part of the annual Board evaluation, all members of the Nomination Committee participated in an internal evaluation of the Committee. Feedback indicated that the Committee was effective and that directors were satisfied with its performance, and that it had been efficient in managing key executive and non-executive role succession during the year. Further details of the evaluation can be found on pages 91-92.

Induction and training

Our customary induction processes for newly appointed directors include individual meetings with Executive Committee members and other senior executives, visits to the company's production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland. This is supplemented by documents, materials and information, including corporate governance guidance materials, the Code of Business Conduct and other relevant policy documents, historical Board and Committee papers, recent results announcements and materials, investor relations reports, performance data and a wide range of other internal and external reports, presentations and analyses.

Induction programmes for new directors are tailored to suit the particular background and experience of the individual director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for non-executive directors such as visits to customers, engagements with employees and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board's Annual Strategy Conference and during the year as part of Board and committee meetings. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to give presentations on their areas of responsibility. All directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.

Diversity

The Board has a long-standing view that it benefits from having an independent, broad and diverse membership. The Board supports the recommendations of the FTSE Women Leaders Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board's approach to inclusion and diversity includes objectively considering candidates for Board and Executive Committee roles from multiple perspectives, including on the basis of their skill set, experience, expertise, knowledge, gender, cultural and geographical backgrounds, ethnicity and age. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that the diversity targets set out in the Board Diversity Policy and by the FCA in the UK Listing Rules have been met. The Board Diversity Policy also sets out the Board's support for management's actions to increase the proportion of senior leadership roles held by women and by people from ethnic minority backgrounds and other under-represented groups. As at 30 June 2025, the percentage of women on the Executive Committee and their direct reports is 47%.

Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	2	22.2%	2	8	61.5%
Women	7	77.8%	2	5	38.5%
Not specified/prefer not to say	—	—	—	—	—

Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	5	55.6%	3	7	53.8%
Mixed/Multiple Ethnic Groups	—	—	—	1	7.7%
Asian/Asian British	3	33.3%	1	3	23.1%
Black/African/Caribbean/Black British	1	11.1%	—	—	—
Other ethnic group, including Arab	—	—	—	2	15.4%
Not specified/prefer not to say	—	—	—	—	—



Board composition[1]
- Chair
- Executive Director
- Non-Executive Director

Non-Executive Director tenure[1]
- 0 – 3 years
- 3 – 6 years
- 6 – 9 years

Board gender diversity[1]
- Male
- Female

Board ethnic diversity[1]
- Directors of colour
- White European

Executive committee nationality[1]



23% | 23% | 14% | 8% | 8% | 8% | 8% | 8%



- British
- American
- Indian
- Irish
- Spanish
- Colombian
- South African
- Australian/American

Board diversity data

- Directors are defined as all non-executive and executive directors appointed to the Board. Board diversity related data are collated directly from each director annually using a questionnaire and are given on a self-identifying basis.
- Directors of colour are defined in accordance with the Parker Review definitions as those 'who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions'.[1]

(1) Graphs and data above are as at 30 June 2025

DIRECTORS' REMUNERATION REPORT



Susan Kilsby
Senior Independent Director and Chair of the Remuneration Committee

Annual statement by the Chair of the *Remuneration Committee*

Dear Shareholder

I am pleased to present the Directors' Remuneration Report for the year ended 30 June 2025, which contains:

- The current Directors' Remuneration Policy, which was approved at the AGM on 28 September 2023; and
- The annual report on remuneration, describing how the Directors' Remuneration Policy has been put into practice in 2025 and will be implemented in 2026.

Strategic context

Our industry has remained highly challenging in fiscal 25 with significant short-term headwinds impacting consumer confidence and spending in many of our key markets. Despite this backdrop Diageo delivered positive organic net sales growth of 1.7% during the year.

Notwithstanding the challenges facing our business, the Board believes Diageo remains well positioned to capture future growth opportunities. This includes leading and shaping consumer trends through our strong and balanced portfolio of brands across both geographies and price tiers.

The Board is committed to ensuring Diageo emerges from this period stronger and more competitive, with the Remuneration Committee clear on its role in attracting, retaining and motivating the global talent required to deliver on our strategy.

Executive Director changes

Debra Crew stepped down as Chief Executive, and from the Board, by mutual agreement shortly after the end of fiscal 25. Details of Debra's leaving arrangements, which were in line with her contractual entitlement and the Directors' Remuneration Policy, are set out on page 131. Nik Jhangiani was subsequently appointed as Interim Chief Executive on 16 July 2025 and will fulfil this role whilst the Board carries out a comprehensive formal search process, and until a permanent appointment is made. Details of Nik's arrangements during this interim period are set out on page 133.

Nik joined Diageo early in fiscal 25 with his appointment to the Board as Chief Financial Officer on 1 September 2024. Nik's remuneration package was designed in line with our approved Directors' Remuneration Policy, and in consideration of the Committee's remuneration principles which are set out at the end of this letter.

When developing a competitive offer for Nik, the Committee carefully considered his existing package, his in-flight short- and long-term incentive opportunity, and the need to attract and retain high-calibre talent to drive delivery of our Growth Ambition. Details of Nik's package as Chief Financial Officer, and his joining arrangements, are set out on pages 120 and 125.

Incentive outcomes

Achieving our ambition to create one of the best performing, most trusted and respected consumer products companies in the world requires the appropriate balance of annual and long-term incentive measures and a process to ensure the targets we set are challenging and aligned to shareholders' interests. When determining performance metric outcomes, the Committee also considers Diageo's wider business performance including market share performance, financial performance relative to our TSR peer group and other financial and non-financial measures. The Committee also considers the impact on Diageo's stakeholders more broadly including our employees.

Annual incentive

The annual incentive plan (AIP) outcomes for 2025 in relation to net sales growth, operating profit growth and operating cash conversion resulted in a payment of 40% of maximum on financials. Further detail is provided on page 121. This outcome was considered by the Committee in the context of wider business performance, and it concluded that the AIP worked effectively to deliver a fair outcome aligning reward and performance.

The AIP also includes Individual Business Objectives (IBOs) comprising 20% of the overall opportunity. Details on the performance and outcomes for the Executive Directors who served during the year are set out in more detail on page 121. As a result of the financial and individual performance for fiscal 25, overall AIP outcomes against maximum opportunity were 42.0% for Debra Crew, 44.4% for Nik Jhangiani and 42.0% for Lavanya Chandrashekar.

Long-term incentives

Our Diageo Long Term Incentive Plan (DLTIP) consists of both a performance shares element and a share options element. For the three-year performance period ending 30 June 2025, performance outcomes against all financial measures under both elements of the DLTIP were below threshold performance resulting in no vesting under these measures. Further details can be found on page 123.

The performance shares element also included metrics supporting our 'Spirit of Progress' ESG action plan, worth 20% of the overall award. The four metrics measure reduction in carbon emissions, improvement in water efficiency, education on positive drinking and the building of diverse representation in leadership. Demanding three-year targets were established for our goals in this area and the achievement across all ESG metrics resulted in 62.5% of maximum vesting under these metrics (equivalent to 12.5% of the overall performance shares awarded). Further detail of performance against these metrics is set out on page 123 and more information on the 'Spirit of Progress' ESG action plan can be found on pages 36-37.

Following the Committee's consideration of the outcome in the context of wider performance, the performance share element of the DLTIP will vest at 12.5% of maximum opportunity whilst the share option award will lapse in full. Both outcomes are applicable to the awards granted to Debra Crew and Lavanya Chandrashekar.

Implementation for 2026

Incentivising the delivery of our financial priorities

Diageo's reshaped financial priorities are focused on delivering sustainable top-line growth, increasing operating leverage, maintaining free cash flow and optimising returns. To ensure executive remuneration is aligned with these priorities, the Committee reviewed the performance measures used within both the AIP and DLTIP.

As a result, and following constructive engagement with shareholders, we will introduce changes to the performance measures within our short- and long-term incentive plans for fiscal 26. Further detail including all measures and weightings is set out on page 134. In summary:

- A new cash measure of adjusted operating cash flow will replace operating cash conversion within the AIP, ensuring we elevate the focus on absolute free cash flow delivery across the business.
- To ensure our total shareholder return peer group used within the share options element of the DLTIP remains appropriately balanced across sectors and geographies, we will add Campari Group, Rémy Cointreau and Constellation Brands to the group, and remove Kimberly-Clark.
- We will introduce a return on invested capital measure within the performance shares element of the DLTIP further driving disciplined investment.
- We will reshape our approach to incentivising Diageo's 'Spirit of Progress' ESG goals within the performance shares element of the DLTIP, focusing on positive drinking, carbon and water measures.

As we reach the midpoint of our 'Spirit of Progress' ESG action plan, and with the progress made to date against our two leadership representation goals, it was an appropriate time to review and evolve our approach to how these ambitions are incentivised. Inclusion has been core to Diageo and many of our brands for decades, and whilst our gender and diversity leadership representation metrics will be retired from the DLTIP, we will continue to focus on and monitor leadership representation as part of our 'Spirit of Progress' ambitions. In fiscal 26, we will be including an annual talent goal in our wider leadership population plans, to enable leaders to focus on localised and tailored actions.

Salary review for fiscal 26

The Committee conducted an annual salary review in respect of the Executive Committee, taking into account both internal factors, including wider employee pay decisions, and external considerations including the current challenging conditions in the wider industry. Following the review, the Committee agreed to a salary freeze for the majority of the Executive Committee members for fiscal 26. Globally Diageo maintained lower than typical salary increase budgets for the wider workforce with spend focused on ensuring pay levels remain locally competitive.

ROLE OF THE COMMITTEE
- Responsible for the design and implementation of the Directors' Remuneration Policy (the Policy), ensuring our approach to remuneration attracts and retains talented executives, and incentivises the delivery of our strategy. - Sets remuneration for Executive Directors, the Chair of the Board and the Executive Committee in line with the principles of the UK Corporate Governance Code.

 **Read more on** *page 113.*

COMMITTEE MEMBERS
- Susan Kilsby (Committee Chair) - Melissa Bethell - Karen Blackett CBE - Valérie Chapoulaud-Floquet - Ireena Vittal As at the end of fiscal 25 the above directors were members of the Committee. As set out on page 105, the Board has moved to a more focused Committee structure in fiscal 26 which includes a reduced number of members on the Remuneration Committee.

 **Read more on** *page 113.*

PRINCIPAL AREAS OF FOCUS
- Ensures the Policy supports delivery of our strategy, and considers the views of our shareholders, employees, and other stakeholders. - Sets the level of fixed, short- and long-term pay opportunity for Executive Directors. - Reviews the design and operation of the Annual Incentive Plan and Diageo Long-Term Incentive Plan. - Reviews wider workforce remuneration, considering the alignment between executive pay and our employees.

Read more on *pages 113-119.*

DIRECTORS' REMUNERATION REPORT *continued*

Looking ahead to our new Directors' Remuneration Policy

Our Policy is due for renewal at our 2026 AGM. We look forward to engaging with shareholders over the course of next year to ensure that the Policy continues to align executive pay with our strategic priorities, balanced as always with the interests of our stakeholders.

Diageo is a global business with over 200 brands and sales in nearly 180 countries and territories (including a large presence in North America where the remuneration context is materially different compared to the United Kingdom), and therefore, we compete for talent in a global marketplace. The Committee remains mindful that a key enabler of our strategy is the company's ability to attract and retain high-calibre talent, and to achieve this we must ensure that remuneration structures remain competitive at all levels. This enabler will be of particular importance during the Board's current comprehensive search process for the next Chief Executive.

As a Committee we have closely followed the debate in recent years on the UK executive pay landscape, its attractiveness to globally mobile talent and the evolving responses in policy design across the UK listed company environment. As we undertake the review of our Policy to be put for approval at next year's AGM, the Committee will be open-minded in its approach to ensure we remain globally competitive and attractive to the best talent from all over the world.

The Committee will also review any opportunities to simplify the current policy and is conscious that clarity in a remuneration policy is critical in driving business performance. We will be engaging openly and constructively with investors and stakeholders across the year, and very much look forward to hearing their views and perspectives.

In summary

In fiscal 25 our remuneration outcomes demonstrated strong alignment between pay and performance, with the context of a challenging consumer environment reflected in incentive outcomes and the decisions made by the Committee during the year.

On behalf of the Committee I would like to thank all of our investors, employees and stakeholders for their continued support and engagement and I ask that shareholders vote to approve this Directors' Remuneration Report at the AGM on 6 November 2025.

Susan Kilsby
Senior Independent Director and Chair of the Remuneration Committee

Remuneration principles

The approach to setting executive remuneration continues to be guided by the remuneration principles set out below. The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.

The company has a strategy to grow and leverage its leaders globally given the international nature of the business. We also need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool.

Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of international talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Growth Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our global business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company's strategic objectives.



Delivery of business strategy

Short- and long-term incentive plans reward the delivery of our business strategy and Growth Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company's growth plans and peer group forecasted performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.



Creating sustainable, long-term performance

A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focused on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the 'quality of earnings'.



Winning best talent

Well designed and market-competitive total remuneration, with an appropriate balance of fixed reward and upside opportunity, allows us to attract and retain the best talent from all over the world in a competitive talent market, which is critical to our continued business success.



Consideration of stakeholder interests

Executives are focused on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo, and to hold shares acquired from long-term incentive awards for two years post-vesting aligns executives and shareholders. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as the external climate.

Remuneration at *a glance*

	SALARY	ALLOWANCES AND BENEFITS	ANNUAL INCENTIVE	LONG-TERM INCENTIVES	SHAREHOLDING REQUIREMENT
Purpose	• Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy.	• Provision of market-competitive and cost-effective benefits supports attraction and retention of talent.	• Incentivises delivery of Diageo's financial and strategic targets. • Provides focus on key financial metrics and the individual's contribution to the company's performance.	• Rewards consistent long-term performance in line with Diageo's business strategy. • Provides focus on delivering superior long-term returns to shareholders.	• Ensures alignment between the interests of Executive Directors and shareholders.

Key features of current policy	• Normally reviewed annually on 1 October.
	• Salaries take account of external market and internal employee context.
		• Provision of competitive benefits linked to local market practice.
		• Maximum company pension contribution is 14% of salary, which is aligned to the offering for the wider workforce in the United Kingdom.
			• Target opportunity is 100% of salary and maximum is 200% of salary.
			• Performance measures, weightings and stretching targets are set by the Remuneration Committee.
			• Subject to malus and clawback provisions.
			• Executive Directors defer a minimum of one-third of earned bonus payment into Diageo shares held for three years.
			• Remainder paid out in cash after the end of the financial year.
				• Annual grant of performance shares and share options:
				  • Chief Executive award up to 500% of salary.
				  • Chief Financial Officer award up to 480% of salary. (% of salary for both Executive Directors described in performance share equivalents).
				• Performance measures, weightings and stretching targets are set annually.
				• Three-year performance period plus two-year retention period
				• Subject to malus and clawback provisions.
				• Number of awards granted is based on a six-month average share price to 30 June preceding grant date.
					• Minimum shareholding requirement within five years of appointment:
					  • Chief Executive: 500% of salary.
					  • Chief Financial Officer: 400% of salary.
					• Post-employment shareholding requirement for Executive Directors of 100% of the in-employment requirement (or, if lower, their actual shareholding on cessation) to be retained in full for two years after leaving the company.

Planned for year ending 30 June 2026	• No salary increase will apply for Nik Jhangiani in fiscal 26.	• Allowances and benefits unchanged from prior year, other than the annual Salary Supplement Allowance of £300,000 introduced for Nik Jhangiani, pro-rata for the period as Interim Chief Executive. • Company pension contributions 14% of salary.	• Size of annual incentive award opportunity is unchanged from prior year. For fiscal 26, measures are net sales growth, operating profit growth and adjusted operating cash flow, 80% in total weighted equally, with remaining 20% on individual business objectives.	• Performance measures are net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items and tax, adjusted return on invested capital and 'Spirit of Progress' measures. • Size of long-term incentive award opportunity is in line with the policy.	• No change to in-employment shareholding requirement. • Post-employment shareholding in line with the policy.
Implementation in year ended 30 June 2025	• 4.25% salary increase for Debra Crew, slightly below the annual salary budgets for the wider workforce in the United Kingdom. • No increase for Nik Jhangiani in fiscal 25 following appointment on 1 September 2024.	• Debra Crew's allowances changed in fiscal 25, with an increased tax advice allowance introduced in line with the level of the previous Chief Executive, alongside a housing allowance connected to her relocation to the UK. • Company pension contribution of 14% for both Executive Directors. Aligned to the UK workforce.	• Payout of 40% of maximum for the financial elements of the plan. • Total payout of 42.0% of maximum for Debra Crew and 44.4% for Nik Jhangiani.	• Vesting of 2022 performance shares at 12.5% of maximum for Debra Crew. • The 2022 share options lapsed for Debra Crew.	• As at 30 June 2025, Debra Crew's shareholding was 239% of salary. • As at 30 June 2025, Nik Jhangiani's shareholding was 166% of salary (he has until December 2029 to meet his requirement).

DIRECTORS' REMUNERATION REPORT *continued*

Pay for performance at a glance

The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo's strategic plan and the historical and forecasted performance of Diageo and its peers. Further details on performance outcomes can be found on pages 121 and 123.

Long-term incentives (for the period 1 July 2022 to 30 June 2025)

Organic net sales growth

CAGR	Threshold 4.5%	Midpoint 6.5%	Maximum 8.5%

Actual 2.5%

Cumulative free cash flow

Threshold $10,175m	Midpoint $11,372m	Maximum $12,569m

Actual $8,875m

Organic profit before exceptional items and tax growth

CAGR	Threshold 5.0%	Midpoint 8.5%	Maximum 12.0%

Actual -3.5%

Relative TSR ranking vs peer group

Threshold 9th (median)	Midpoint –	Maximum 3rd (upper quintile)

Actual 15th

ESG measure	Unit of measurement	Threshold	Midpoint	Maximum	Actual
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	10.7%	14.2%	17.6%	18.8%
Water efficiency	Improvement in water efficiency (cum%)	6.3%	9.2%	12.1%	6.0%
Positive drinking	Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme	2.6m	3.3m	4.0m	**5.0m**
Inclusion & diversity	% female leaders globally	45%	46%	47%	43%
	% ethnically diverse leaders globally	42%	43%	44%	46%

Annual incentive (for the period 1 July 2024 to 30 June 2025)

Net sales growth

Threshold 0.3%	Target 2.9%	Maximum 5.7%

Actual 1.5%

Operating profit growth

Threshold 0.3%	Midpoint 3.3%	Maximum 6.3%

Actual -1.0%

Operating cash conversion

Threshold 93.0%	Target 98.1%	Maximum 103.0%

Actual 101.4%

Diageo's share price growth over the period 30 June 2022 to 30 June 2025

(48.2)%

2025	£18.28
2022	£35.31

Growth in dividend distribution to shareholders in year ended to 30 June 2025 (cents)

–%

2025	103.48c
2024	103.48c

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against total shareholder return for the three-year performance period ended in the year of vesting (i.e. TSR for the three years ended 30 June 2025 is shown against the vesting outcome for the 2022 DLTIP award vesting in 2025). Outcomes against AIP financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior year annual reports.

5-year vesting outcomes of long-term incentives (DLTIP)



- ● Performance shares
- ● Share options
- ● Total shareholder return over three-year long-term incentive performance period

5-year history of annual incentive (AIP) payouts



- ● Annual incentive payout (financial measures excluding individual business objectives)
- ● Organic operating profit growth (% on prior year)

Remuneration Committee *Governance*

Remuneration Committee

The Remuneration Committee consisted of the following independent Non-Executive Directors in fiscal 25: Susan Kilsby, Melissa Bethell, Karen Blackett CBE, Valérie Chapoulaud-Floquet, and Ireena Vittal. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chair of the Board and the Chief Executive are invited to attend Remuneration Committee meetings, except when their own remuneration is being discussed. The Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company Secretary.

The Remuneration Committee is responsible for all executive remuneration decisions throughout the year, which includes setting financial targets for the annual and long-term incentive plans and the outcomes under these plans. The Committee considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows:

Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;

Simplicity – the purpose, structure and strategic alignment of each element of pay has been laid out in the remuneration policy;

Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives. There are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions updated for prevailing legal and regulatory requirements. The Committee also considers the impact on behaviour of both the measures and targets set;

Predictability – the pay opportunity under different performance scenarios is set out in the Directors' Remuneration Policy (page 136 of the 2023 annual report);

Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and

Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and 'Spirit of Progress' (ESG) priorities are incentivised under the long-term incentive plan, which reinforces the company's purpose and values. The design of remuneration, and the measures used, reflect Diageo's culture.

External advisors

During the year ended 30 June 2025, the Remuneration Committee received advice on Directors' remuneration from both FIT Remuneration Consultants (FIT) and WTW. WTW were appointed by the Committee in April 2025 as its new external advisor, following a comprehensive tendering process led by the Chair with several leading advisors.

The fees paid to FIT in fiscal 25 (until the end of their appointment) for advice provided to the Committee were £20,607. The fees paid to WTW in fiscal 25 following the date of their appointment were £39,000. All fees were determined on a time and expenses basis.

The Committee is satisfied that WTW's (and previously FIT's) engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. FIT did not provide Diageo with any other services, and WTW provided consultancy and advice to management including market pay data to assist in the annual employee pay review and global employee benefits support. WTW and FIT are members of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to Remuneration Committees of UK listed companies. WTW (and FIT previously) attended Remuneration Committee meetings during the year following their appointment and the Committee is satisfied that the advice it has received has been objective and independent.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors' Remuneration Policy at the AGM on 28 September 2023, and the Directors' Remuneration Report at the AGM on 26 September 2024.

	For	Against	Total votes cast	Abstentions
Directors' Remuneration Policy As shown on pages 132–138 of the 2023 Annual Report — Total number of votes	1,663,080,546	80,098,370	1,743,178,916	1,023,145
Percentage of votes cast	95.41%	4.59%	100%	n/a
Directors' Remuneration Report for 2024 — Total number of votes	1,652,770,668	66,983,213	1,719,753,881	19,727,804
Percentage of votes cast	96.11%	3.89%	100%	n/a

DIRECTORS' REMUNERATION REPORT *continued*

Directors' Remuneration Policy

This section of the report sets out the details of the 2023 Directors' Remuneration Policy which was approved by shareholders at the AGM on 28 September 2023 and which applied from that date. The 'Chair of the Board and Non-Executive Directors' fees' section of the policy table has been updated to reflect the appointment of Sir John Manzoni as Chair, effective 5 February 2025. The Policy Considerations section has been updated to reflect updated NED terms of appointment and our approach to employee engagement.

The current approved policy can be found in full on the company's website at https://www.diageo.com/en/our-business/corporate-governance/remuneration-at-diageo.

The Committee reserves the right to make minor changes to the policy, where required for regulatory, tax or administrative reasons.

BASE SALARY

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy and performance goals.

Operation

- Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
- The Remuneration Committee considers the following parameters when reviewing base salary levels:
  - Pay increases for other employees across the group.
  - Economic conditions and governance trends.
  - The individual's performance, skills and responsibilities.
  - Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director's home market as well as global consumer goods companies.

Opportunity

Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in the relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.

BENEFITS

Purpose and link to strategy

Provides market-competitive and cost-effective benefits as part of remuneration packages designed to attract and retain the best global talent.

Operation

- The provision of benefits typically depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical and dental cover, tax support and tax return preparation costs.
- The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include, but are not limited to, relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment. Where appropriate, for example in relation to relocation benefits, the company may also meet the tax costs associated with the benefit provision.

Opportunity

The benefits package is set at a level which the Remuneration Committee considers:

- provides an appropriate level of benefits depending on the role and individual circumstances;
- is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
- is in line with comparable roles in companies of a similar size and complexity in the relevant market.

POST-RETIREMENT PROVISION

Purpose and link to strategy

Provides competitive post-retirement benefits which are part of remuneration packages designed to attract and retain the best global talent.

Operation

Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.

Opportunity

The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The Chief Executive and Chief Financial Officer receive a pension contribution of 14% of salary, in line with the UK workforce.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy

Incentivises delivery of Diageo's annual financial targets and the achievement of key individual objectives which are chosen to align with the business strategy and create a platform for sustainable longer-term performance. Compulsory deferral of a minimum of one-third of any annual incentive earned into shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests.

Operation

- Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
- The level of award is determined with reference to Diageo's overall financial and strategic performance and individual performance.
- A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment is paid out in cash after the end of the financial year.
- The Remuneration Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual's contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year's annual report on remuneration.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.
- In the case of pre-tax deferral, notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period (on post-tax deferral into owned shares, actual dividends are payable).

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance. The maximum includes the deferred share element but excludes dividend equivalents payable in respect of deferred share awards.

Performance conditions

Annual incentive plan awards are normally based 70-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0-30% on broader objectives based on strategic goals and/or individual contribution.

The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

DIAGEO LONG-TERM INCENTIVE PLAN (DLTIP)

Purpose and link to strategy

Provides a long-term incentive to achieve key performance measures which support the company's strategy, and to align interests with shareholders.

Operation

- An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
- Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
- The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of the overall business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
- Following vesting, there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
- Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.

Opportunity

- The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents, respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
- Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Remuneration Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

DIRECTORS' REMUNERATION REPORT *continued*

DIAGEO LONG-TERM INCENTIVE PLAN (DLTIP) CONTINUED

Performance conditions

The vesting of awards is linked to a range of measures which may include, but are not limited to:

- a growth measure (e.g. net sales growth, operating profit growth);
- a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
- a measure of Diageo's performance in relation to its peers (e.g. relative total shareholder return); and
- a measure relating to our 'Spirit of Progress' (environmental, social or governance) priorities.

Measures that apply to performance shares and market-price options may differ, as is the case for current awards. Weightings of these measures may also vary year-on-year.

The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

MALUS AND CLAWBACK

Under the AIP and DLTIP, the Remuneration Committee has discretion to apply malus and clawback in the circumstances specified in the applicable malus and clawback policy from time to time in place, for example:

- Material misstatement of results or an error resulting in overpayment.
- Risk failure resulting in material financial loss or any business area being the subject of a regulatory investigation or in breach of regulation.
- Employee misconduct/disciplinary action.
- Employee accountability for material reputational damage to the group which could have been avoided.
- In respect of the application of malus, deterioration in the financial situation of the group which limits the ability to fund incentive awards.
- Any other matter which, in the reasonable opinion of the Remuneration Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.

The malus and clawback provisions may be invoked for one year following an AIP cash payment and two years following a DLTIP vesting. Where the Remuneration Committee determines that malus and/or clawback will apply, the Remuneration Committee has discretion to determine the basis of application and the means by which malus and/or clawback will be implemented.

The malus and clawback policy will be reviewed from time to time to ensure that the policy is compliant with any regulatory requirements, such as the NYSE listing rules.

ALL-EMPLOYEE SHARE PLANS

Purpose and link to strategy

To encourage broader employee share ownership through locally approved plans.

Operation

- The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
- Executive Directors' eligibility may depend on their country of residence, tax status and employment company.

Opportunity

Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

Performance conditions

Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

SHAREHOLDING REQUIREMENT

Purpose and link to strategy

Ensures alignment between the interests of Executive Directors and shareholders.

Operation

- The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
- Executive Directors are normally expected to build up their in-employment shareholding within five years of their appointment to the Board.
- Shares that count towards these minimum shareholding requirements are shares beneficially held by the Executive Director and their connected persons, including Deferred Bonus Share Plan (DBSP) shares within the three-year deferral period, on a net (if post-tax deferral)/notional net (if pre-tax deferral) of tax basis.
- Executive Directors are restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chair), until the shareholding requirement is met.
- In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a Diageo shareholding of 100% of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for two years after leaving the company.
- The Executive Directors enter into a deed undertaking to comply with the requirement and committing to hold the required number of shares in a specified nominee account.

CHAIR OF THE BOARD AND NON-EXECUTIVE DIRECTORS' FEES

Purpose and link to strategy

Supports the attraction and retention of world-class talent and reflects the value of the individual, their skills and experience.

Operation

- Fees for the Chair and Non-Executive Directors are normally reviewed every year.
- A proportion of the Chair's annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chair retires from the company or ceases to be a Director.
- Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
- The Chair and Non-Executive Directors do not participate in any of the company's incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
- The Chair and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
- All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. Sir John Manzoni was appointed as Chair of the Board on 5 February 2025 (having been a Non-Executive Director since 1 October 2020), terminable on three months' notice by either party or, if terminated by the company, by payment of three months' fees in lieu of notice.

Opportunity

Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chair's fees.

Policy *considerations*

Performance measures

Further details of the performance measures under the fiscal 26 annual incentive plan and measures and targets for DLTIP awards to be made in September 2025 are set out on page 133. Annual incentive targets will be disclosed retrospectively in next year's annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.

Performance targets are set to be stretching yet achievable, and take into account the company's strategic priorities and business environment. The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers.

Approach to recruitment remuneration

Diageo is a global organisation selling its products in nearly 180 countries and territories around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo's global talent strategy and, managed effectively, is a key driver in delivering Diageo's Growth Ambition.

The Remuneration Committee's overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo's business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo's remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the individual forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.

Any such award would be fully disclosed and explained in the following year's annual report on remuneration. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum of remuneration and, if considered appropriate at the time, will consult with the company's biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director.

DIRECTORS' REMUNERATION REPORT *continued*

Service contracts and policy on payment for loss of office (including takeover provisions)

Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company's registered office.

Executive Director	Date of service contract
Debra Crew	28 March 2023
Nik Jhangiani	3 May 2024

Notice period	The contracts provide for a period of six months' notice by the Executive Director or 12 months' notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice consisting of a sum equivalent to the base salary which the Executive Director would have received for any notice period outstanding on the date employment ends and the cost to the company of providing contractual benefits for this period (including pension contributions but excluding incentive plans).
	If, on the termination date, the Executive Director has exceeded their accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to them. If the Executive Director, on the termination date, has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to them in lieu of it, provided that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment.
Mitigation	The Remuneration Committee requires (or may exercise its discretion to require) a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date unless the Committee decides otherwise. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance measures being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which vest in full on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company's longer-term interests. On a takeover, awards vest in full. On other corporate events, the Remuneration Committee may allow awards to vest in full.
Diageo Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, awards continue in effect. Awards will vest on the original vesting date with the exception of death in service, when awards will vest on the date of death, in each case unless the Remuneration Committee decides otherwise. When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The applicable retention period for vested awards continues for all leavers (other than in cases of disability, ill-health or death in service, where the retention period will end on the date of death or leaving employment), unless the Remuneration Committee decides otherwise. Where awards were granted in the form of options, on vesting they are generally exercisable for 12 months (or six months for approved options).
	The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Remuneration Committee decides otherwise (for example, in the case of death in service).
	Where an Executive Director leaves within one month of the normal vesting date of the award, awards are not time pro-rated, unless the Remuneration Committee decides otherwise.
	On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Remuneration Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company.
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company may pay reasonable repatriation costs for leavers at the Remuneration Committee's discretion. The company may also pay for reasonable costs in relation to the termination, for example, tax, legal and outplacement support, where appropriate.

Non-Executive Directors' unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Sir John Manzoni	1 October 2020	AGM 2026
Susan Kilsby	4 April 2018	AGM 2027
Melissa Bethell	30 June 2020	AGM 2026
Karen Blackett CBE	1 June 2022	AGM 2025
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2027
Ireena Vittal	2 October 2020	AGM 2026
Julie Brown	5 August 2024	AGM 2027

Payments under previous policies

The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed (i) under a previous policy, in which case the provision of that policy shall continue to apply until such payments have been made; (ii) before the policy or the relevant legislation came into effect; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the company.

Approach to stakeholder engagement

Shareholder engagement

The Committee values the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy that was approved at the 2023 AGM, the Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement.

Employee engagement on executive remuneration

Karen Blackett took over accountability for global workforce engagement sessions in fiscal 24 and continued as the designated Non-Executive Director for workforce engagement through fiscal 25 with focus group sessions led by her and other Non-Executive Directors. In fiscal 25, there were two sessions where the Remuneration Committee Chair shared information with employees about executive remuneration, including the Directors' Remuneration Policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce. Fiscal 25 was the second year of undertaking the engagement on remuneration in this format and it was, again, found to be productive and informative by the Committee Chair and the participating employees.

Diageo also runs annual employee engagement surveys, which gives employees the opportunity to provide feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the Remuneration Committee.

These activities ensure that shareholder views and interests, as well as the all-employee reward context at Diageo, are considered when making executive remuneration decisions.

Consideration of wider workforce remuneration

When reviewing Executive Directors' salaries, the Committee takes into account the company's salary budgets for key geographies and, each year, the Committee has a session reviewing various aspects of workforce remuneration to deepen its understanding of employee pay arrangements. There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The key differences are that a larger percentage of Executive Directors' remuneration is performance related than that of other employees and salary, benefits and incentive participation levels vary according to role, seniority and business priorities.

When reviewing the Directors' Remuneration Policy, the Committee considered the remuneration arrangements for the workforce globally, as well as market practice in the FTSE 30 (excluding financial services) and Diageo's global consumer peer group. Given the minimal changes proposed for the 2023 Directors' Remuneration Policy, employees were not specifically consulted on this.

DIRECTORS' REMUNERATION REPORT *continued*

Annual report on remuneration

The following section provides details of how the company's 2023 Directors' Remuneration Policy was implemented during the year ended 30 June 2025, and how the Remuneration Committee intends to implement the Policy in the year ending 30 June 2026.

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors' remuneration for the year ended 30 June 2025.

	Debra Crew[1]		Nik Jhangiani[1,9]		Lavanya Chandrashekar[1,10]	
	2025	2024	**2025**	2024	**2025**	2024
	$ '000	$ '000	**$ '000**	$ '000	**$ '000**	$ '000
Fixed pay						
Salary	**$1,806**	$1,750	**$972**	–	**$174**	$1,034
Benefits[2]	**$317**	$140	**$90**	–	**$8**	$47
Pension[3]	**$269**	$242	**$136**	–	**$20**	$140
Total fixed pay[7]	**$2,392**	$2,132	**$1,198**	–	**$202**	$1,221
Performance related pay						
Annual incentive[4]	**$1,532**	$868	**$863**	–	**$146**	$476
Long-term incentives[5]	**$931**	$800	**–**	–	**$198**	$1,593
Other incentives[6]	**$4**	$4	**–**	–	**–**	$5
Total variable pay[7]	**$2,467**	$1,672	**$863**	–	**$344**	$2,075
Other[8]	**–**	–	**$10,224**	–	**–**	–
Total single figure of remuneration[7]	**$4,859**	$3,804	**$12,285**	–	**$546**	$3,296

Notes

(1)	Exchange rate	Nik Jhangiani is paid in GBP (annual base salary of £900,000) and shown here in USD for consistency, converted using the cumulative weighted average exchange rate for the 2025 fiscal year. For the year ended 30 June 2025, the exchange rate was £1 = $1.30. Debra Crew and Lavanya Chandrashekar were paid in US dollars.	
(2)	Benefits	Includes the gross value of all taxable benefits. For Debra Crew, these include a flexible benefits allowance ($22k), tax return preparation ($39k), a housing allowance ($150k), contracted car service ($62k), medical and dental ($24k), product allowance and life and long-term disability cover. Nik Jhangiani's include a flexible benefits allowance ($19k), travel allowance ($11k), tax advice ($26k) and medical, life and long-term disability cover. Lavanya Chandrashekar's benefits included a flexible benefits allowance ($4k), travel allowance ($2k), product allowance and life and long-term disability cover (pro-rata for the period she was an Executive Director).	
(3)	Pension	For Debra Crew and Lavanya Chandrashekar, pension benefits reflect the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans which are over and above the increase due to inflation. Nik Jhangiani received a pension allowance of 14% of salary, and can opt to take all or part as cash or as a contribution to the Diageo UK Pension Plan. The company pension contribution has been 14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.	Page 124
(4)	Annual incentive	In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 25 shown in the table above for Debra Crew and Lavanya Chandrashekar will be deferred into owned shares. For Debra Crew, these will be released on her termination date of 30 September 2025, and for Lavanya Chandrashekar they will be released immediately, with both required to hold these shares if needed in line with their post-employment shareholding requirement. Nik Jhangiani opted to defer one-third of the annual incentive for fiscal 25 pre-tax into conditional RSUs that will vest after three years.	Page 121
(5)	Long-term incentives	Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2025 of $108.49 for Debra Crew and Lavanya Chandrashekar) delivered through share options and performance shares (including a DESAP award for Debra Crew with a performance period across F23-F25, due to be released on 3 September 2026 subject to the treatment set out on page 131) where performance conditions have been met in the respective financial year. Performance outcomes are shown on page 123. It also includes the value of additional shares earned in lieu of dividends on vested DLTIP performance shares. For Debra Crew, the total reflects the proportion of the performance period since her appointment as interim Chief Executive on 5 June 2023 (appointed as Chief Executive and Executive Director on 8 June 2023). For Lavanya Chandrashekar, the total reflects the proportion of the performance period up to her resignation from the Board and as Chief Financial Officer on 1 September 2024. Of the 2025 long-term incentive amounts shown in the table above, none are related to share price appreciation over the fiscal 23 to fiscal 25 performance period. For fiscal 24, long-term incentives comprise performance shares and share options awarded in 2021 that vested in September 2024 at 58.9% and 56.5% of maximum respectively for Debra Crew and Lavanya Chandrashekar, including dividend equivalents on performance shares. These 2021 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of $129.11 instead of the average three-month ADR share price used in last year's report of $137.77.	Page 122
(6)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans (no performance conditions attached).	
(7)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.	
(8)	Other	The 'Other' total for Nik Jhangiani notes the joining arrangements awarded to him to compensate for the loss of (1) in-flight share awards and (2) 2024 bonus eligibility, when he joined Diageo from his former employer, Coca-Cola Europacific Partners. (1) Details of the shares granted are detailed on page 125, totals shown here note the Restricted Share Units granted on 3 September 2024 at the value on grant, an award of 260,898 ordinary shares at a grant price of £27.98. (2) Nik was awarded a cash payment of £593,120 in April 2025 to compensate him for loss of 2024 pro-rata bonus eligibility. This was calculated based on the financial multiplier as disclosed in the Coca-Cola Europacific Partners 2024 Annual Report, Nik's former base salary and target opportunity, and a personal multiplier of 1.1x. GBP figures are converted using the cumulative weighted average exchange rate for fiscal 25 of £1 = $1.30.	
(9)	Other	Nik Jhangiani was appointed Chief Financial Officer on 1 September 2024. Figures are therefore pro-rata where applicable.	
(10)	Other	Lavanya Chandrashekar stepped down from the Board on 1 September 2024. Figures are therefore pro-rata where applicable.	

Looking back on 2025

ANNUAL INCENTIVE PLAN (AIP) PAYOUTS FOR 2025 (AUDITED)

AIP payout for the year ended 30 June 2025

AIP payouts for the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures[1]

Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%		
Net sales value (% growth)[2]	26.67%	0.3%	2.9%	5.7%	**1.5%**	**10.0%**
Operating profit (% growth)[2]	26.67%	0.3%	3.3%	6.3%	**(1.0)%**	**–%**
Operating cash conversion[3]	26.67%	93.0%	98.1%	103.0%	**101.4%**	**22.0%**
Full year performance for 1 July 2024 - 30 June 2025	**80.00%**					**32.0%**

Individual business objectives

Measure and target	Weighting	Result	Payout (% of total AIP opportunity)
Debra Crew Chief Executive	**20.0%**		**10.0%**
Global market share performance • Grow or hold total trade market share in 2/3rds of total net sales in measured markets.	7.5%	We gained or held total trade market share in markets that total 65% of our net sales in fiscal 25.[6]	3.4%
Productivity improvement • Deliver an overall productivity improvement in fiscal 25 of $482m across all cost categories.	7.5%	The productivity target for fiscal 25 has been exceeded: by the end of fiscal 25, we delivered $568m in productivity savings across all cost categories including supply, A&P and indirect overheads.	4.1%
Positive Drinking • Deliver an improvement in our promotion of positive drinking in fiscal 25.	5.0%	In fiscal 25 we delivered strong progress against our Positive Drinking ambition: 2.0m people were educated via an underage drinking programme, with 1.6m educational experiences delivered to promote changes in attitudes to drink driving.	2.5%
Nik Jhangiani Chief Financial Officer (from 1 September 2024)	**20.0%**		**12.4%**
Accelerating our Growth Ambition • Design and communication of a new integrated framework to further support the delivery of our Growth Ambition.	7.5%	Reshaped financial priorities communicated, internally and externally. Fiscal 25 saw the design and launch of the Accelerate programme, with the foundations set to deliver $3 billion in free cash flow per year starting in fiscal 26, with a targeted 3-year cost savings programme identified (as set out on page 23), enabling both reinvestment in future growth and improved operating leverage.	5.6%
Finance function strategy review • Development of the Finance functional strategy, reviewing the operating model to ensure the capability and talent pipeline delivers a high-performing function which enables the Growth Ambition.	7.5%	• Defined and embedded new Finance strategic pillars, leadership purpose, and functional priorities to support our Growth Ambition. • Detailed review conducted of the talent landscape, with clear and actionable goals set, and significant progress on internal leadership promotions in fiscal 25. • Development of best-in-class Senior Finance Leadership development programme, facilitating succession to critical roles and strengthening our Finance talent pipeline.	4.7%
Technology transformation • Design of an assured plan with key milestones agreed to ensure the successful delivery of enterprise-wide Finance and technology transformation within budget.	5.0%	New SAP S/4 HANA upgrade plan designed and launched, which is intended to deliver a derisked technical solution in fiscal 26 for significantly less cost than previous run rate.	2.1%
Lavanya Chandrashekar Chief Financial Officer (to 1 September 2024)	**20.0%**		**10.0%**
Fiscal 2024 close • Ensure the timely and efficient closure to the F24 financial year including delivery of preliminary results and final accounts.	10.0%	Fiscal 24 closed efficiently and in line with expectations.	5.0%
CFO transition • Ensure a smooth transition is provided to the new CFO in order to enable a successful transfer of responsibilities for the function.	10.0%	The Committee judged that an effective and smooth transition to Nik Jhangiani was achieved in fiscal 25.	5.0%

DIRECTORS' REMUNERATION REPORT *continued*

Payout

	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% annual salary)	Total ('000) USD
Debra Crew[4],[5]	32.0%	10.0%	**42.0%**	84.0%	$1,532
Nik Jhangiani[4],[5]	32.0%	12.4%	**44.4%**	88.8%	$863
Lavanya Chandrashekar[4],[5]	32.0%	10.0%	**42.0%**	84.0%	$146

(1) Performance against the AIP measures is calculated using fiscal 25 budgeted exchange rates and is measured on a currency-neutral basis. Performance across net sales value growth, operating profit growth, and operating cash conversion for fiscal 25 has been assessed including the performance of Cîroc which was disposed of prior to year end.
(2) For AIP purposes, net sales value growth and operating profit growth are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3) For AIP purposes, operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rate for the year.
(4) AIP payments are calculated using base salary as at 30 June 2025 (or, in the case of Lavanya Chandrashekar, 1 September 2024), in line with the global policy that applies to other employees across the company.
(5) In accordance with the 2023 Directors' Remuneration Policy and their individual elections to defer post-tax, one-third of Debra Crew and Lavanya Chandrashekar's after-tax AIP payout disclosed in the table above will be deferred into Diageo shares. For Debra Crew, these will be released on her termination date of 30 September 2025, and for Lavanya Chandrashekar they will be released immediately, with both required to hold these shares if needed in line with their post-employment shareholding requirement. Nik Jhangiani opted to defer one-third of the AIP award pre-tax into conditional RSUs that will vest after three years. The number of shares will be disclosed in the fiscal 26 Directors' Remuneration Report.
(6) Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, State Monopolies, TRAC, Ipsos and other third-party providers.
(i) No discretion was exercised by the Remuneration Committee in determining the AIP outcome.

LONG-TERM INCENTIVE PLANS (LTIP) VESTING IN 2025 (AUDITED)

Long-term incentive awards up to and including September 2023 were made under the Diageo 2014 Long Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options – granted in September 2022, vesting in September 2025 (audited)

In September 2022, Debra Crew (although not an Executive Director at the time of grant) received share option awards over ADRs under the DLTIP, with an exercise price of $176.95. Nik Jhangiani was appointed to the Board in September 2024, and therefore does not have a 2022 DLTIP share option award. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:

- Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
- Cumulative free cash flow (FCF).

The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)	TSR ranking (out of 17)	Vesting (% max)	TSR peer group (16 companies)		
1st, 2nd or 3rd	100	7th	55	AB InBev	Heineken	Pernod Ricard
4th	95	8th	45	Brown-Forman	Kimberly-Clark	Procter & Gamble
5th	75	9th	20	Carlsberg	L'Oréal	Reckitt Benckiser
6th	65	10th or below	0	The Coca-Cola Company	Mondelēz International	Unilever
				Colgate-Palmolive	Nestlé	
				Groupe Danone	PepsiCo	

Performance shares – awarded in September 2022, vesting in September 2025 (audited)

In September 2022, Debra Crew (although not Executive Director at the time of grant) received a performance share award under the DLTIP. Nik Jhangiani was appointed to the Board in September 2024, and therefore does not have a 2022 DLTIP performance share award. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:

- Organic net sales value growth (weighted 40%);
- Profit before exceptional items and tax (PBET) growth (weighted 40%); and
- ESG measures (water efficiency, carbon reduction, positive drinking, and inclusion and diversity metrics) weighted 20%.

Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

Vesting outcome for 2022 DLTIP performance share and share option awards in September 2025 (audited)

The 2022 DLTIP performance share award vested at 12.5% of maximum for Debra Crew. Vesting and treatment for Lavanya Chandrashekar's 2022 DLTIP award can be found in the 'Payments to former Directors' section on page 131. The 2022 DLTIP share options lapsed having not met the threshold performance level for either performance measure as detailed below:

Vesting of 2022 DLTIP[5]	Weighting	Threshold	Midpoint	Maximum	Actual	Debra Crew vesting (% maximum)[5][6]	Lavanya Chandrashekar vesting (% maximum)[5][6]
Vesting if performance achieved (% maximum)[6]		20%/25%	60%/62.5%	100%			
Organic net sales value growth[1]	40.0%	4.5%	6.5%	8.5%	2.5%	–	–
Profit before exceptional items and tax (PBET) growth[2]	40.0%	5%	8.5%	12%	(3.5%)	–	–
Carbon reduction (ESG)	5.0%	10.7%	14.2%	17.6%	18.8%	5.0%	5.0%
Water efficiency (ESG)	5.0%	6.3%	9.2%	12.1%	6.0%	–	–
Positive drinking (ESG)	5.0%	2.6m	3.3m	4.0m	5.0m	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	45%	46%	47%	43.0%	–	–
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	42.0%	43.0%	44.0%	46.0%	2.5%	2.5%
Vesting of performance shares (% maximum)						**12.5%**	**12.5%**
Cumulative free cash flow (FCF)[3]	50.0%	$10,175m	$11,372m	$12,569m	$8,875m	–	–
Relative total shareholder return[4]	50.0%	9th	–	3rd	15th	–	–
Vesting of share options (% maximum)						**–**	**–**

(1) Organic net sales growth is calculated at budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2) PBET growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excluded the interest on current year's share repurchase programme (SRP) and excludes the year-over-year change of M&A related interest.
(3) Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals, which were not known and planned at the beginning of the vesting period, are excluded from the three-year performance. Note that FCF has been restated in USD following the change in functional currency.
(4) Relative total shareholder return (TSR) is measured as the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of six months and converted to a common currency (US dollars). Calculation is performed and provided by WTW.
(5) No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6) At the time of grant of the 2022 awards, Debra Crew was not an Executive Director. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60% at midpoint).

Vesting outcome for 2022 DESAP performance share award for Debra Crew (audited)

In March 2022 Debra Crew was granted an award of performance shares under the Diageo Exceptional Stock Award Plan (DESAP). Vesting of the first tranche of shares under this award was subject to the achievement of a performance hurdle based on winning or holding Diageo global market share in at least 2/3rds of total net sales value in measured markets in fiscal 23, 24 and 25 (average across the three years, with each year measured separately). The performance condition has been met with an average over the three financial years of 70%. Diageo achieved 70% in fiscal 23, 75% in fiscal 24, and 65% in fiscal 25. 8,796 shares in total were awarded, of which 6,075 applied during the performance period in relation to time as Chief Executive and therefore disclosed with the single figure of remuneration on page 120. Shares will be released on the original vesting date in September 2026, as per the loss of office details set out in page 131.

Summary of DESAP, DLTIP performance share awards and DLTIP options vesting (audited)

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR grant price	Dividend equivalent share	Estimated value ($'000)[1]
Debra Crew[2]	DESAP	03/03/2022	6,075	100%	6,075	–	$197.06	–	$659
	Performance Shares	02/09/2022	18,392	12.5%	2,299	–	$195.29	203	$272
	Share Options	02/09/2022	18,392	–	–	$176.95	$195.29	–	–

(1) The total long-term incentives value shown in the single figure of remuneration on page 120 is the total of performance shares and share options in the table above and is based on an average ADR price for the last three months of the fiscal year ($108.49).
(2) The number of ADRs and the resulting value of DESAP, DLTIP performance shares and DLTIP options relating to Debra Crew in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was appointed as Chief Executive (pro-rata from 5 June 2023). The original number of DESAP, DLTIP performance shares and DLTIP share options awarded is shown on page 126. The total number of DESAP shares awarded was 8,796 of which 6,075 is shown above. The total number of DLTIP performance shares awarded was 26,629 and 3,328 vested in total of which 2,299 is shown above. The total value of the vested awards including dividend equivalent shares (203 ADRs) is $930,609. No DLTIP share options vested.

The Committee considered Diageo's overall business performance and value created for shareholders over the period and determined that the outcomes were fair and appropriate; consequently no adjustment to the vesting outcomes were made. It also considered the level of difficulty of the targets and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. No share options were exercised by any Director during the year ended 30 June 2025.

DIRECTORS' REMUNERATION REPORT *continued*

PENSIONS AND BENEFITS IN THE YEAR ENDED 30 JUNE 2025

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors' Remuneration Policy.

Pension arrangements (audited)

Debra Crew and Lavanya Chandrashekar are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 14% of base salary during the year ended 30 June 2025. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

Debra Crew and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP), until 30 September 2022 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Nik Jhangiani receives a 14% of base salary pension allowance and can opt to use this in full or in part and contribute to the UK Diageo Pension Plan. In fiscal 25, Nik contributed £8,333 to the UK plan (£833.33 per month), with the balance of the pension allowance paid in cash.

In the event of death in service, a lump sum of six times base salary is payable for Debra Crew and Nik Jhangiani.

The table below shows the pension benefits accrued by each current and former Executive Director as at year end. The accrued US benefits for Debra Crew and Lavanya Chandrashekar are one-off cash balance amounts.

	30 June 2025	30 June 2025[2]	30 June 2024
Executive Director	UK benefit value £'000	US benefit value $'000	US benefit value $'000
Debra Crew[1]	n/a	1,558	1,245
Nik Jhangiani	105	n/a	n/a
Lavanya Chandrashekar[2]	n/a	719	689

(1) Debra Crew's US benefits reflect an increase of $313,000 over the year to 30 June 2025. This increase reflects $275,000 which is due to additional pension benefits earned over the year (of which $269,000 is over and above the increase due to inflation, and is reported in the total single figure of remuneration table on page 120); and, $38,000 which is due to interest earned over the year on her deferred US benefits.
(2) Lavanya Chandrashekar's US benefits reflect an increase of $30,000 over the year pro-rated to 1 September 2024. This increase reflects $28,000 which is due to additional pension benefits earned over the year (of which $20,000 is over and above the increase due to inflation, and is reported in the total single figure of remuneration table on page 120); and $2,000 of which is due to interest earned on her deferred US benefits.

The Normal Retirement Age applicable to each Director's US benefits depends on the pension scheme, as outlined below.

Executive Director	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Debra Crew	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Lavanya Chandrashekar	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

LONG-TERM INCENTIVE AWARDS MADE DURING THE YEAR ENDED 30 JUNE 2025 (AUDITED)

On 3 September 2024, Debra Crew and Nik Jhangiani received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. The three-year period over which performance will be measured is 1 July 2024 to 30 June 2027.

The performance measures and targets for awards granted in September 2024 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust indicator of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under Diageo's 'Spirit of Progress' ESG action plan to help create an inclusive and sustainable world. The definitions for the ESG measures were set out on page 146 of the annual remuneration report for fiscal 24.

	Performance shares							Share options	
2024 DLTIP	Organic net sales value (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	3.0% - 6.0%	3.1% - 9.1%	16.3% - 29.9%	6.2% - 11.2%	2.5m - 3.7m	46% - 50%	45% - 49%	$7,150m - $9,950m	9th - 3rd and above

20% of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Debra Crew	03/09/2024	DLTIP - share options	ADR	48,182	$132.46	$6,841	375%
Debra Crew	03/09/2024	DLTIP - performance shares	ADR	48,182		$6,841	375%
Nik Jhangiani	03/09/2024	DLTIP - share options	ORD	115,796	£24.79	£3,240	360%
Nik Jhangiani	03/09/2024	DLTIP - performance shares	ORD	115,796		£3,240	360%

The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2027 Directors' Remuneration Report.

In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing Ordinary Share (ORD) and ADR price for the last six months of the preceding financial year (£27.98 and $141.99, respectively). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ORD and ADR price of the three days preceding the grant date (£24.79 and $132.46, respectively).

Grant of share awards

The Directors' Remuneration Policy specifically permits the company to introduce a one-off share award as part of recruitment arrangements for Executive Directors. The Committee was satisfied that the circumstances of Nik Jhangiani's recruitment and, in particular, the forfeiture of incentives that he would have otherwise been entitled with his previous employer, Coca-Cola Europacific Partners, were sufficiently unusual such that a one-off share award fully met the requirements of LR9.3.2.

The terms of these awards are materially in the same form as awards granted under the Diageo 2023 Long-Term Incentive Plan which was approved by shareholders in September 2023, as set out in the 2023 AGM notice available on the company's website, except the plan terms relating to the timing of awards and shareholder approval of amendments to the terms do not apply. In the event Nik resigns or is dismissed by the company within a year of his start date he will pay back to the company 100% of the net of tax value of his vested awards, reducing to 50% of the net of tax value of his vested awards if this happens between one and two years of his start date.

Details of the awards are as follows:

Name	Plan	Grant date	Ordinary shares granted	Award calculation share price[2]	Face value on grant '000	Vesting date
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	139,385	£27.98	£3,900	03/03/2025
Nik Jhangiani	Special Recruitment Award - Performance Shares[1]	03/09/2024	42,172	£27.98	£1,180	09/03/2026
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	58,970	£27.98	£1,650	09/03/2026
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	8,934	£27.98	£250	07/03/2027
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	53,609	£27.98	£1,500	07/03/2027

(1) Vesting of this tranche is subject to a performance underpin. The performance underpin is based on the achievement of a productivity savings target across fiscal 25 and H1 in fiscal 26. The relevant target and level of performance achievement will be disclosed in the fiscal 26 Directors' Remuneration Report. All other tranches are released subject only to continued employment.
(2) Based on the average six-month ordinary share price between 1 January 2024 - 30 June 2024.

DIRECTORS' REMUNERATION REPORT *continued*

OUTSTANDING SHARE PLAN INTERESTS (AUDITED)

Plan name	Date of award	Performance period	Year of vesting	Award calculation share price	Exercise price	Number of shares/options at 30 June 2024[1]	Granted	Vested/exercised	Dividend equivalent shares released	Lapsed	Number of shares/options at 30 June 2025[1]	
Debra Crew												
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	26,629					26,629	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67	36,971					36,971	ADR
DLTIP - Share Options	Sep 2024	2024-2027	2027		$132.46		48,182				48,182	ADR
Total unvested share options subject to performance in ordinary shares[2]											**447,128**	**ORD**
DLTIP - Share Options[3]	Sep 2020	2020-2023	2023		$133.88	23,308					23,308	ADR
DLTIP - Share Options[3]	Sep 2021	2021-2024	2024		$194.75	27,019				27,019	–	ADR
Total vested but unexercised share options in ordinary shares[2]											**93,232**	**ORD**
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		27,019		17,331	1,417	11,105	–	ADR
Total vested shares subject to performance in ordinary shares[2]											**–**	**ORD**
DLTIP - Performance Shares[4]	Sep 2022	2022-2025	2025	$195.29		26,629					26,629	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50		36,971					36,971	ADR
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	$141.99			48,182				48,182	ADR
DESAP - Performance Shares[5]	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - Performance Shares[5]	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - Performance Shares[5]	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in ordinary shares[2]											**553,752**	**ORD**
DESAP - Restricted Stock Unit[5]	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP - Restricted Stock Unit[5]	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP - Restricted Stock Unit[5]	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in ordinary shares[2]											**106,624**	**ORD**
Lavanya Chandrashekar[6]												
DLTIP - Share Options[3]	Sep 2018	2018-2021	2021		$140.89	3,832					3,832	ADR
DLTIP - Share Options[3]	Sep 2018	2018-2021	2021		$140.89	1,064					1,064	ADR
DLTIP - Share Options[3]	Sep 2021	2021-2024	2024		$194.75	20,060				20,060	–	ADR
Total vested but unexercised share options in ordinary shares[2]											**19,584**	**ORD**
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	18,512				3,058	15,454	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67	21,182				10,553	10,629	ADR
Total unvested share options subject to performance in ordinary shares[2]											**104,332**	**ORD**
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		20,060		12,342	1,009	8,727	–	ADR
Total vested shares subject to performance in ordinary shares[2]											**–**	**ORD**
DLTIP - Performance Shares[4]	Sep 2022	2022-2025	2025	$195.29		18,512				3,058	15,454	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50		21,182				10,553	10,629	ADR
Total unvested shares subject to performance in ordinary shares[2]											**104,332**	**ORD**
Nik Jhangiani												
DLTIP - Share Options	Sep 2024	2024-2027	2027		£24.79		115,796				115,796	ORD
Total unvested share options subject to performance in ordinary shares											**115,796**	**ORD**
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	£27.98			115,796				115,796	ORD
SRA - Performance Shares[7]	Sep 2024	2024-2026	2026	£27.98			42,172				42,172	ORD
Total unvested shares subject to performance in ordinary shares											**157,968**	**ORD**
SRA - Restricted Stock Unit[7]	Sep 2024	2024-2025	2025	£27.98			139,385	139,385			–	ORD
SRA - Restricted Stock Unit[7]	Sep 2024	2024-2026	2026	£27.98			58,970				58,970	ORD
SRA - Restricted Stock Unit[7]	Sep 2024	2024-2027	2027	£27.98			8,934				8,934	ORD
SRA - Restricted Stock Unit[7]	Sep 2024	2024-2027	2027	£27.98			53,609				53,609	ORD
Total unvested shares not subject to performance in ordinary shares											**121,513**	**ORD**

(1) For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
(2) ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(3) The total number of share options granted under the DLTIP in 2018, 2020 and 2021 showing as outstanding as at 30 June 2025 are vested but unexercised share options.
(4) Performance shares and share options granted under the DLTIP in September 2022 and due to vest in September 2025 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 120, since the performance period ended during the year ended 30 June 2025.
(5) The performance shares awarded to Debra Crew in 2020 and vested in 2023 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and had the same performance measures and targets as the 2020 DLTIP performance shares. Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rds of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(6) The shareholding information for Lavanya Chandrashekar is stated as at her resignation date from the Board on 1 September 2024.
(7) These awards were granted to Nik Jhangiani on joining Diageo as compensation for loss of in-flight long-term incentives from his former employer. Details are set out on page 125.

DIRECTORS' SHAREHOLDING REQUIREMENT AND SHARE INTERESTS (AUDITED)

The beneficial interests of the Directors who held office during the year ended 30 June 2025 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent[1,2]					
	4 August 2025	30 June 2025 (or date of cessation, if earlier)	30 June 2024 (or date of appointment if later)	Shareholding requirement (% salary)[3]	Shareholding at 30 June 2025 (% salary)[3]	Shareholding requirement met
Chair						
Sir John Manzoni	**4,683**	**4,348**	3,007			
Javier Ferrán[4][8]	**n/a**	**317,717**	314,498			
Executive Directors						
Debra Crew[4][5][8]	**n/a**	**166,100**	122,736	500%	239%	No - see 'Loss of office' section on page 131
Lavanya Chandrashekar[4][5][6]	**n/a**	**59,402**	30,406	400%	149%	Shareholding at time of cessation shown
Nik Jhangiani[7]	**73,758**	**73,750**	n/a	400%	166%	No - to be met by December 2029
Non-Executive Directors						
Susan Kilsby[4]	**2,600**	**2,600**	2,600			
Melissa Bethell	**2,668**	**2,668**	2,668			
Valérie Chapoulaud-Floquet	**2,224**	**2,224**	2,154			
Alan Stewart[8]	**n/a**	**7,550**	7,550			
Ireena Vittal	**–**	**–**	–			
Karen Blackett CBE	**702**	**702**	702			
Julie Brown[9]	**2,700**	**2,700**	n/a			

Notes
(1) Each person listed beneficially owns less than 1% of Diageo's ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2) Any change in shareholding between the end of the financial year on 30 June 2025 and the last practicable date before publication of this report, being 4 August 2025, is outlined in the table above.
(3) Both the shareholding requirement and shareholding at 30 June 2025 are expressed as a percentage of base salary on 30 June 2025 and calculated using a three-month average share price for period ending 30 June 2025 of £20.26. For the purposes of the shareholding requirement, any vested but unexercised share options are reflected on an estimated net of tax basis.
(4) Javier Ferrán, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(5) The total share interests shown above include Deferred Bonus Plan Shares for Debra Crew (1,309 ADRs) and Lavanya Chandrashekar (3,087 ADRs).
(6) Lavanya Chandrashekar resigned from the Board on 1 September 2024. Under the post-employment shareholding requirement policy, Lavanya Chandrashekar is required to continue to hold Diageo shares equal in value to 400% of her salary, or actual shareholding if lower, for two years post-cessation of employment.
(7) Nik Jhangiani joined the Board on 1 September 2024.
(8) Debra Crew, Javier Ferrán and Alan Stewart resigned from the Board on 16 July 2025, 5 February 2025 and 26 September 2024 respectively, and therefore no details are included for their shareholdings after their dates of cessation.
(9) Julie Brown joined the Board on 5 August 2024.

Relative importance of spend on pay

The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus, for fiscal 24 only, the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2024 to the year ended 30 June 2025. There are no other significant distributions or payments of profit or cash flow.



Distributions to shareholders
(29.1)%

2025
2,298
2024
3,242

Staff pay
7.5%

2025
2,488
2024
2,314

DIRECTORS' REMUNERATION REPORT *continued*

CEO TOTAL REMUNERATION AND TSR PERFORMANCE

The graph below shows the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2015 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.



Legend:
- Diageo
- FTSE 100
- Chief Executive total remuneration

	Ivan Menezes[1] £'000 F16	Ivan Menezes[1] £'000 F17	Ivan Menezes[1] £'000 F18	Ivan Menezes[1] £'000 F19	Ivan Menezes[1] £'000 F20	Ivan Menezes[1] £'000 F21	Ivan Menezes[1] £'000 F22	Ivan Menezes[1] £'000 F23	Debra Crew[1][2] £'000 F23	Debra Crew[1][2] £'000 F24	Debra Crew[1][2] £'000 F25
Chief Executive total remuneration[2]	4,156	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403	3,026	3,750
Annual incentive[3]	65.0%	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	37.3%	35.4%	24.8%	42.0%
Share options[3]	0.0%	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	77.5%	77.5%	0.0%	0.0%
Performance shares[3]	31.0%	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	98.7%	98.8%	58.9%	12.5%

(1) To enable comparison, Ivan Menezes' and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2) The single total figure of remuneration for Debra Crew in fiscal 23, fiscal 24 and fiscal 25 includes pro-rata long-term incentive plan awards proportionate from the duration of her appointment as Chief Executive.
(3) % of total maximum opportunity. F25 total also includes a DESAP award which will vest at 100% of maximum opportunity, granted prior to Debra Crew's appointment as Chief Executive. 12.5% shown above reflects the 2022 DLTIP performance share element only for consistency year-on-year.

REMUNERATION FOR THE WIDER WORKFORCE AND CEO PAY RATIO

Alignment of Executive pay with the wider workforce

There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population.

The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our inclusion agenda.

During the year, and following the introduction of this format in 2024, the Remuneration Committee Chair explained to employees the Directors' Remuneration Policy, the role of the Committee, executive remuneration principles and structure and sought their feedback on wider reward matters as part of the workforce engagement sessions.

Remuneration Committee review of wider workforce pay

Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 25, the review focused on:

- the prior year's annual reward cycle outcomes;
- retaining talent in a global market including a spotlight on key talent segments within Diageo;
- the level of differentiation across our reward programmes and alignment with performance;
- an update on new global programmes such as 'One World' (Diageo's global all employee share plan);
- the progress of the 'Celebrate' recognition platform following its launch in fiscal 24;
- the global roll out of the market-leading Carers Leave policy; and
- an update on pay transparency and pay fairness given the increased emphasis in this area globally.

The Committee also considered the challenges of attracting and retaining critical talent in a global marketplace at all levels as well as the all-employee reward priorities for the coming year. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.

Supporting our employees

We continue to focus on all aspects of the wellbeing of our employees. Our global group of wellbeing champions work with regional and market teams to drive wellbeing initiatives locally, coming together each quarter for a global connect.

We monitor the cost-of-living in all our geographies using a formal monitoring process and have implemented actions, typically by awarding off-cycle salary increases in high-inflation geographies. In fiscal 25, we rolled out our new One World all employee global share plan across over 50 countries and during the year all 17,000 eligible employees were awarded £500 of Free Shares, creating 15,000 new Diageo shareholders.

Across the year we also embedded Celebrate, our global recognition platform. This platform helps support a culture of speed and agility and enables leaders and peers to recognise actions in the moment. This year we saw 140,000 recognition moments, equivalent to one every four minutes. We continually look to enhance our employee offering, innovating with our market leading benefit policies that support and demonstrate our commitment to supporting all our employees. As an example, following its introduction in the UK, this year saw a global roll out of our Carers Leave policy providing all employees with two weeks paid leave per year to care, or arrange care, for dependents. We believe that our market leading benefits support the attraction and, crucially, retention of the best talent.

CEO pay ratio

In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo's CEO pay ratios for the year ended 30 June 2025. These CEO pay ratios provide a comparison of the Chief Executive's total remuneration based on Debra Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo's workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025[1]	Option A[4]	74:1	55:1	44:1
2025	Total pay and benefits	£50,683	£67,767	£86,061
2025	Salary	£39,907	£48,877	£66,160
2024[2]	Option A[4]	68:1	50:1	39:1
2023[2][3]	Option A[4]	231:1	177:1	137:1
2022[3]	Option A[4]	146:1	114:1	90:1
2021	Option A[4]	127:1	100:1	79:1
2020	Option A[4]	50:1	38:1	31:1
2019	Option A[4]	265:1	208:1	166:1

(1) Debra Crew's total single figure of remuneration figure (see page 120 for details) in fiscal 25 used in the calculation of the CEO pay ratio includes pro-rata long-term incentive plan awards proportionate to the duration of her appointment as Chief Executive.
(2) 2024, 2023 and 2022 CEO pay ratios have been updated to reflect the value of the updated prior year single figure of remuneration which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the original disclosure.
(3) 2023 CEO pay ratios comprise the sum of both Sir Ivan Menezes' and Debra Crew's total single figure of remuneration converted to sterling.
(4) Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

DIRECTORS' REMUNERATION REPORT *continued*

Methodology

Consistent with the approach for Diageo's disclosure in previous years, the methodology used to identify the employees at each quartile for 2025 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.

Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the 'single total figure of remuneration' for the Chief Executive (shown on page 120 of this report). The total remuneration calculations were based on data as at 30 June 2025. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company's pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2025

The median level of remuneration and resulting pay ratio for 2025 is consistent with the pay and progression policies for Diageo's UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of her total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased at each quartile in fiscal 25 for the Chief Executive, driven by higher annual incentive and LTI totals when compared to fiscal 24.

Change in pay for Directors compared to wider workforce

The table below shows the percentage change in Directors' remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc's workforce, data for all employees of the group has also been included.

	2025			2024			2023			2022			2021		
	Salary	**Bonus**	**Benefits**	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average[1]	**3.4%**	**74.4%**	**6.5%**	6.2%	(44.8)%	10.0%	9.0%	(61.3)%	(7.2)%	11.1%	25.8%	10.5%	5.1%	n/a[5]	38.8%
Average global employee[2]	**5.6%**	**26.9%**	**4.3%**	11.1%	(17.6)%	3.1%	12.9%	(41.6)%	17.0%	6.4%	38.4%	11.7%	–	278.8%	12.6%
Executive Directors[3]															
Debra Crew	**3.2%**	**76.6%**	**125.9%**	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]
Nik Jhangiani	**n/a[5]**	**n/a[5]**	**n/a[5]**	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]
Lavanya Chandrashekar[6]	**(83.2%)**	**(69.3%)**	**(69.3)%**	3.8%	(34.1%)	(22.1%)	2.3%	(58.8%)	(89.4%)	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]	n/a[5]
Non-Executive Directors[4]															
Sir John Manzoni (Chair)[7]	**228.3%**	**–**	**(37.8%)**	3.6%	–	241.5%	3.0%	–	20.0%	–	–	–	–	–	–
Melissa Bethell	**4.1%**	**–**	**(13.3%)**	3.6%	–	218.4%	3.0%	–	10.1%	2.3%	–	16.0%	n/a[5]	–	–
Karen Blackett CBE	**22.8%**	**–**	**(31.6%)**	3.6%	–	4231.3%	n/a[5]	–	n/a[5]	n/a[5]	–	n/a[5]	–	–	–
Valérie Chapoulaud-Floquet	**4.1%**	**–**	**76.4%**	3.6%	–	159.0%	3.0%	–	108.5%	–	–	–	n/a[5]	–	–
Javier Ferrán[8]	**(39.9%)**	**–**	**(56.2%)**	4.1%	–	132.9%	2.3%	–	(22.4%)	8.3%	–	28.8%	–	–	–
Susan Kilsby	**5.3%**	**–**	**31.2%**	4.5%	–	182.7%	2.6%	–	125.7%	3.8%	–	300.0%	9.6%	–	(87.7%)
Alan Stewart[9]	**(74.8%)**	**–**	**(47.7%)**	2.7%	–	252.8%	3.2%	–	–	4.7%	–	–	2.4%	–	–
Ireena Vittal	**4.1%**	**–**	**31.9%**	3.6%	–	689.2%	3.0%	–	734.0%	–	–	–	–	–	–

(1) Around 20 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
(2) Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 4c to the financial statements under staff costs and average number of employees on page 160, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year's disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
(3) Calculated using the data from the single total figure of remuneration table on page 120.
(4) Calculated using the fees and taxable benefits disclosed under Non-Executive Directors' remuneration in the table on page 132. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-year.
(5) N/a refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.
(6) Lavanya Chandrashekar resigned from the Board on 1 September 2024.
(7) Sir John Manzoni was appointed as Chair of the Board on 5 February 2025, having served as a Non-Executive Director since 1 October 2020.
(8) Javier Ferrán retired from the Board on 5 February 2025.
(9) Alan Stewart retired from the Board on 26 September 2024.

Payments to former Directors (audited)

Lavanya Chandrashekar was granted a DLTIP award in 2022, whilst Chief Financial Officer and Executive Director, subsequently stepping down and resigning from the Board on 1 September 2024 part way through the 2022 DLTIP performance period. Consistent with the performance outcomes on page 123, 12.5% of the performance share element of the award will vest and be released on completion of a further two-year holding period. The share options lapse, having not met the performance conditions. As set out in last year's Directors' Remuneration Report, DLTIP awards were retained on a pro-rated basis, subject to performance conditions, on leaving Diageo. The original number of DLTIP shares granted, and the pro-rated number retained on the termination date of 31 December 2024, can be found in the Share Interest table on page 126.

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR grant price	Dividend equivalent share	Estimated value ($'000)[1]
Lavanya Chandrashekar[1]	Performance Shares	02/09/2022	13,394	12.5%	1,674	–	$195.29	148	$198
	Share Options	02/09/2022	13,394	–	–	$176.95	$195.29	–	–

(1) The number of ADRs and the resulting value of DLTP performance share awards and options relating to Lavanya Chandrashekar in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was in role as Chief Financial Officer before stepping down from the Board on 1 September 2024. The original number of performance shares and share options awarded is shown on page 126. The total number of Performance Shares originally awarded was 18,512, which was reduced and pro-rated for time employed to 15,454 on leaving Diageo. 1,931 shares vested in total of which 1,674 is shown above in relation to the proportion of time as Chief Financial Officer and Executive Director. The total value of the vested award including dividend equivalent shares (148 ADRs) is $197,721, based on an average ADR price for the last three months of the fiscal year ($108.49). No DLTIP share options vested.

Payments for loss of office (audited)

Lavanya Chandrashekar

Lavanya Chandrashekar stepped down as Chief Financial Officer and as a director of Diageo on 1 September 2024, with the relevant details and values (if applicable) on the Committee's determination of terms set out in the 2024 Directors' Remuneration Report (pages 144-145). Lavanya's employment with Diageo terminated on 31 December 2024.

The Remuneration Committee exercised its discretion to treat Lavanya as a good leaver under the incentive arrangements in accordance with the Directors' Remuneration Policy. The award under Diageo's annual incentive plan (AIP) for fiscal 25, set out on page 121, is calculated on a time pro-rated basis reflecting the period as Chief Financial Officer and a director of Diageo. Lavanya's unvested Diageo Long-Term Incentive Plan (DLTIP) awards (granted in 2022 and 2023) will continue and vest (subject to the extent that the relevant performance conditions, assessed at the time of vesting, are satisfied and subject to time pro-rating to reflect the period employed during the performance period) on the original vesting dates. With 2022 options lapsed, to the extent they vest, options granted in 2023 will be exercisable until 4 September 2027. The company's malus and clawback Policy will continue to apply.

Payments incurred in fiscal 25 were in relation to Lavanya's repatriation from the UK to the US, and salary and benefits payable over the period of garden leave between 1 September and 31 December 2024. Flights and shipping of possessions were provided in accordance with the company's Global Mobility Policy at a cost of £59,438. Salary and benefits over the garden leave period were $371,526.

Debra Crew

It was announced on 16 July 2025 that Debra Crew would be stepping down as Chief Executive and as a director of Diageo by mutual agreement with immediate effect. Details of the remuneration arrangements for Debra, which were approved by the Remuneration Committee and are in accordance with the Directors' Remuneration Policy, are set out below. Full details of the values of any amounts paid will be reported in the Directors' Remuneration Report next year. Debra's service contract provides for a twelve-month notice period which commenced on 16 July 2025. Debra will remain an employee until 30 September 2025, during which period she will receive her normal contractual remuneration and normal benefits and allowances. On ceasing employment and subject to mitigation, Debra will receive a payment in lieu of notice in respect of salary and benefits for the remainder of her notice period.

Incentive awards for fiscal 25 arising prior to her termination of employment will be treated in accordance with their normal terms. As disclosed in this report, Debra remains eligible for a payment under the F25 Annual Incentive Plan (AIP) for the year completed, with one third of the payment being deferred in to Deferred Bonus Shares. Debra also remains eligible for the vesting of Performance Shares and Share Options granted under the 2022 Diageo Long-Term Incentive Plan (DLTIP) award, subject to a two-year post-vesting holding period. Options which vest, along with the already vested options which Debra holds, will be exercisable for 18 months following the date of termination.

Following her termination, Debra will have no entitlement for a payment under the F26 AIP and will forfeit DLTIP awards granted in 2023 and 2024 which are unvested on departure. No further LTIP awards will be granted to Debra.

Debra also holds awards granted in 2022 under the DESAP relating to her role prior to her appointment as Chief Executive. In accordance with the Remuneration Policy, the Remuneration Committee exercised its discretion to treat Debra as a 'good leaver' in respect of these awards which will be retained, subject to proration for time and performance, and vest on their normal terms between September 2026 and September 2029.

Debra is subject to a post-employment shareholding requirement for two years following her termination date. She is required to retain the lower of the level of her actual shareholding as at the leave date (including any net shares released over the two-year period until the 500% of salary requirement is met), or shares to the value of 500% of salary. The company's malus and clawback policy will also continue to apply.

In line with internal policies and the Directors' Remuneration Policy, the company has supported Debra with the cost of her repatriation back to the United States. This support amounts to $182,438 net of tax in addition to the provision of shipping and flights. Debra is also entitled to receive funding in respect of COBRA medical continuation coverage and access to an annual medical corresponding to the period of her notice period.

As permitted under the Directors' Remuneration Policy, Debra will receive a contribution of up to £15,000 plus VAT for legal fees incurred in connection with agreeing her departure terms. She will also receive tax return preparation support for a period of up to five years, corresponding to the periods over which she may receive deferred vesting of the incentive plan awards referred to above (up to a maximum cost of £40,000 plus VAT per annum).

DIRECTORS' REMUNERATION REPORT *continued*

NON-EXECUTIVE DIRECTORS

Fee policy

Sir John Manzoni's fee as non-executive Chair was set at £700,000 on appointment in February 2025, unchanged from the fee for the former non-executive Chair, Javier Ferrán. The Chair's fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chair approved an increase in the base fee for Non-Executive Directors of 4.2% (from £108,000 to £112,500), effective 1 October 2024, below the level of salary increase seen across the wider UK workforce. Additionally, fees for the Chair of the Audit Committee and Chair of the Remuneration Committee were increased from £35,000 to £37,500 to reflect the increased contribution of these Committees and the positioning against our comparator group (previously at the lower quartile of FTSE 30 companies excluding financial services). This represents the first increase to fees for Committee Chairs since October 2021. The fee for the Senior Independent Director was also increased from £35,000 to £37,500.

The Executive Directors and the Chair also approved the introduction of a fee for the designated Non-Executive Director accountable for workforce engagement. The fee of £20,000 for the Workforce Engagement Lead, effective 1 July 2024, reflects the increased time commitment required and contribution made on behalf of the Board, and was set supported by external benchmarking.

Per annum fees	2025 £'000	2024 £'000
Chair of the Board	**700**	700
Non-Executive Directors		
Base fee	**113**	108
Senior Independent Director	**38**	35
Chair of the Audit Committee	**38**	35
Chair of the Remuneration Committee	**38**	35
Workforce Engagement Lead	**20**	n/a

Single total figure of remuneration for Non-Executive Directors (audited)

	Fees £'000		Taxable benefits £'000[1]		Total £'000[2]	
	2025	2024	**2025**	2024	**2025**	2024
Chair						
Sir John Manzoni - appointed as Chair 5 February 2025[3]	**351**	107	**2**	4	**354**	111
Javier Ferrán - retired 5 February 2025	**416**	692	**2**	4	**418**	696
Non-Executive Directors						
Melissa Bethell	**111**	107	**4**	5	**115**	112
Karen Blackett CBE	**131**	107	**3**	5	**134**	112
Valérie Chapoulaud-Floquet	**111**	107	**23**	13	**134**	120
Susan Kilsby	**185**	176	**19**	14	**204**	190
Alan Stewart[4]	**36**	142	**2**	4	**38**	146
Ireena Vittal	**111**	107	**13**	10	**124**	117
Julie Brown[5]	**135**	n/a	**2**	n/a	**138**	n/a

(1) Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single total figure of remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(2) Total may not sum to fees and taxable benefits columns due to rounding.
(3) Sir John Manzoni was appointed as Chair of the Board on 5 February 2025, having served as a Non-Executive Director since 1 October 2020.
(4) Alan Stewart retired from the Board at the 2024 AGM on 26 September 2024.
(5) Julie Brown was appointed to the Board on 5 August 2024.

Looking ahead to 2026

SALARY INCREASES FOR THE YEAR ENDING 30 JUNE 2026

The Remuneration Committee reviewed base salaries and agreed to maintain Nik Jhangiani's salary at the current level for fiscal 26. Nik will receive a Salary Supplement Allowance of £300,000 per annum which will be pro-rated to reflect the duration of his period served as Interim Chief Executive. The Salary Supplement Allowance is pensionable and forms part of the salary for the fiscal 26 AIP calculation.

	Nik Jhangiani	
Salary at 1 October ('000)	**2025**	2024
Base salary	**£900**	£900
% increase (over previous year)	**0%**	n/a

ANNUAL INCENTIVE DESIGN FOR THE YEAR ENDING 30 JUNE 2026

The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company's short-term strategic operational objectives. As set out in the Chair's statement on page 109, we have introduced a new measure for fiscal 26 within the annual incentive plan. Operating Cash Conversion has been replaced with Adjusted Operating Cash Flow. The plan design for Executive Directors for the year ending 30 June 2026 will comprise the following performance measures and weightings with targets set for the full financial year:

- **net sales value** (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
- **operating profit** (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
- **adjusted operating cash flow** (26.67% weighting): ensures focus on efficient cash flow management through the fiscal year; and
- **individual business objectives** (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

The Committee has discretion to adjust the payout to reflect appropriately an individual's contribution or the overall business context.

Details of the targets for the year ending 30 June 2026 will be disclosed retrospectively in next year's annual report, by which time they will no longer be deemed commercially sensitive by the Board. The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

LONG-TERM INCENTIVE AWARDS TO BE MADE IN THE YEAR ENDING 30 JUNE 2026

The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo's business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

As per last year, DLTIP awards to be made in September 2025 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined

in the table on page 134, assessed over a three-year performance period. As noted in the Chair's statement on page 109, we will introduce a return on invested capital measure within the performance share element of the DLTIP, and the relative total shareholder return measure within the share option element will be based on a refreshed constituent group for the awards to be made in September 2025:

TSR peer group (18 companies)		
AB InBev	Constellation Brands	PepsiCo
Brown-Forman	Groupe Danone	Pernod Ricard
Campari Group	Heineken	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Rémy Cointreau
Colgate-Palmolive	Nestlé	Unilever

The Committee set fiscal 26 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the competitive landscape.

The ESG measures in the DLTIP for fiscal 26 have been reshaped to ensure they remain focused on the key parts of our 'Spirit of Progress' action plan, ensuring Diageo continues to make a positive impact on the environment and society. Each goal is weighted equally:

- reduction in greenhouse gas emissions in our direct operations (Scope 1 & 2);
- % of owned and TPO sites replenishing more water than they use (in water stressed areas); and
- reach of Diageo positive drinking education programmes and partnerships (measured in millions of people).

In setting ESG targets, the Committee took account of the material progress made to date across the various measures versus the 'Spirit of Progress' action plan. The Committee considered the opportunity to continuously improve against high levels of achievement and has set targets in this context.

The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price performance-based option is valued at one-third of a performance share.

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2025. This averaging period, which is in line with Diageo's standard practice, helps to smooth out volatility in share price.

It is intended that a DLTIP award to the equivalent of 480% of base salary will be made to Nik Jhangiani in 2025, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.

The table below summarises the annual DLTIP award for Nik Jhangiani to be made in 2025.

	Interim Chief Executive
Grant value (% salary)	Performance share equivalents (1 share: 3 options)
Performance shares	360%
Share options	120%
Total	**480%**

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2026[1]

	Performance shares							Share options		
				Environmental, social & governance (ESG)						
	Organic net sales (CAGR)	Organic profit before exceptional items and tax (CAGR)	Adjusted return on invested capital (ROIC) [2]	Greenhouse gas reduction	Water replenishment	Positive drinking	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m)	Vesting schedule
Weighting (% total)	28.3%	28.3%	28.3%	5%	5%	5%		50.0%	50.0%	
Maximum	4.5%	9.1%	130bps	15.8%	85%	10.0m	100%	4th and above	$10,400	100%
Midpoint	3.0%	6.1%	80bps	12.2%	80%	8.1m	60%	–	$9,000	60%
Threshold	1.5%	3.1%	30bps	8.6%	76%	6.3m	20%	10th	$7,600	20%

(1) Details of the considerations taken in to account when setting the targets for the DLTIP by the Committee are set out on page 133.
(2) New for fiscal 26, adjusted return on invested capital is calculated based on the cumulative basis points improvement over the F26-F28 performance period, measured each fiscal year.

Additional information

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities are categorised as a 'qualifying third-party indemnity' for the purposes of the Companies Act 2006 and continue to be in place at 30 June 2025 on an ongoing basis.

Other than disclosed in this report, no Director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any Director or officer, or 3% or greater shareholder, or any spouse or dependent thereof, was a party. There is no significant outstanding indebtedness to the company from any Directors or officer or 3% or greater shareholder.

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 13 August 2025 by Susan Kilsby who is Chair of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

The Companies Act 2006 and the Listing Rules require the company's auditor to report on the audited information in their report and to state that this section has been properly prepared in accordance with these regulations.

PwC has audited the report to the extent required by the regulations, being the sections headed Single total figure of remuneration for Executive Directors (and notes), Payments to former Directors, Payments for loss of office, Annual incentive plan (AIP) payouts for 2025, Long-term incentive plans (DLTIPs) vesting in 2025, Pensions and benefits, Directors' shareholding requirement and share interests, Outstanding share plan interests, Non-Executive Directors' remuneration and Key management personnel related party transactions.

The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 6 November 2025. Terms defined in this Directors' Remuneration Report are used solely herein.

Directors' report

The Directors present the Directors' report and audited consolidated financial statements for the year ended 30 June 2025.

Company status

Diageo plc is a public limited liability company incorporated and domiciled in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. The company's telephone number is +44 (0) 20 7947 9100. The company's agent in the United States is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007, United States. The company was incorporated on 21 October 1886. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 206-211.

Directors

The Directors of the company who currently serve are shown in the section 'Board of Directors' on pages 78 and 79, and the names of additional and former Directors who served during the year are listed on page 77. In accordance with the UK Corporate Governance Code, all Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors' contracts, remuneration and their interests in the shares of the company at 30 June 2025 are given in the Directors' Remuneration Report. The Directors' powers are determined by UK legislation and Diageo's articles of association. The Directors may exercise all the company's powers provided that Diageo's articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, PricewaterhouseCoopers LLP, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

In accordance with Section 418 of the Companies Act 2006, the Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each Director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company's auditor is aware of that information.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the 'Corporate governance report', the 'Audit Committee report' and the 'Additional information for shareholders'.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo's counterparties upon a change of control of the company. Under the partners agreement governing the company's 34% investment in Moët Hennessy SAS (MH) and Moët Hennessy International SAS (MHI), if a Competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such Competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.

The master agreement governing the operation of the group's market-level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the

---

chair of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.

Related party transactions

Transactions with related parties are disclosed in note 21 to the consolidated financial statements.

Major shareholders

At 30 June 2025, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)[1]	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)[2]	111,560,606	4.99%	29 February 2024

(1) On 25 January 2024, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC, reporting that as of 25 January 2024, 192,713,107 ordinary shares representing 8.62% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

(2) On 31 March 2025, Massachusetts Financial Services Company filed an Amendment to Schedule 13G with the SEC, reporting that as of 31 March 2025, 110,110,419 ordinary shares representing 4.95% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company and its subsidiaries.

The company has not been notified of any other substantial interests in its securities since 30 June 2025. The company's substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 4 August 2025, 311,655,585 ordinary shares, including those held through American Depositary Shares (ADSs), were held by approximately 2,360 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 14.01% of the outstanding ordinary shares (excluding treasury shares). At such date, 77,830,083 ADSs were held by 2,023 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Employment policies

A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this, the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, dignity at work, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards

DIRECTORS' REPORT *continued*

of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to accommodate their disability by making reasonable adjustments to their existing employment or engagement.

Trading market for shares

Diageo plc ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE). The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders. Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.

The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/ consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade.

American depositary shares
Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo's ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the Deposit Agreement), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, United States. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex, and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (b) deduct from any

cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $3.36 million arising out of fees charged in respect of dividends paid during the year and issuance and cancellation fees to cover the Company's ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo's cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo's compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2023) and applicable English law concerning companies (the Companies Acts), in each case as at 4 August 2025. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association. Investors can obtain copies of Diageo's articles of association by contacting the Company Secretary at: the cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors

Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested.

A director must not vote on, or count towards the quorum in relation to, any resolution of the Board in respect of any contract in which they have an interest and, if they do so, their vote will not be counted. This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including: (a) indemnifying the director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in respect of obligations of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) offers of securities by the company or any of its subsidiary undertakings in which the director will or may be entitled to participate as a holder of securities; (d) contracts concerning another company in which the director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the director will share in a similar manner to other employees; and (f) the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

Directors may be elected by the members in a general meeting or appointed by the Board.

The directors are empowered to exercise all the powers of the company to borrow money, subject to any limitation in Diageo's articles of association (currently two times the adjusted capital and reserves of the company as defined in the articles of association), unless previously sanctioned by an ordinary resolution of the company.

At each annual general meeting, all the directors at the date on which the notice convening the annual general meeting is approved by the Board shall retire from office and may offer themselves for re-election by members. There is no age limit requirement in respect of directors.

Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

Directors are not required to hold any shares of the company by way of qualification.

Voting rights

Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands,

(a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy); and

(b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him/her or the number of shares held by those shareholders, unless he/she has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he/she has one vote for and one vote against the resolution.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his/her votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).

A poll may be demanded by any of the following:

- the chair of the general meeting;
- at least three shareholders entitled to vote on the relevant resolution and present in person or by proxy at the meeting;
- any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the relevant resolution; or
- any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote on the relevant resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Diageo's articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

- ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital and the grant of authority to allot shares; and
- special resolutions, which include resolutions for the amendment of Diageo's articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. The necessary quorum for a meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by them if they have been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Pre-emption rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under Diageo's articles of association, the ability of the Directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Repurchase of shares

Subject to authorisation by special resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital.

Restrictions on transfers of shares

The Board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require, (b) is in respect of only one class of share and (c) if to joint transferees, is in favour of not more than four such transferees. Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in Diageo's articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in Diageo's articles of association) if such a person has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm's-length sale (as defined in Diageo's articles of association).

DIRECTORS' REPORT *continued*

Other information

Other information relevant to the Directors' report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 6.6.1)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors' remuneration report
Directors' indemnities and compensation	Directors' remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Other additional information
Engagement with employees	Corporate governance report - Workforce engagement statement; Our people and culture
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chair's statement; Chief Executive's statement; Investment case; Market dynamics; Our Growth Ambition; Our strategy
Greenhouse gas emissions	Pioneer grain-to-glass sustainability
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other additional information - Research and development; Consolidated financial statements - note 4 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive's statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business review
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Streamlined Energy and Carbon Reporting (SECR) disclosures	Pioneer grain-to-glass sustainability
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors' report of Diageo plc for the year ended 30 June 2025 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Corporate governance statement' and 'Other information' above, which are incorporated into the Directors' report by reference.

In addition, certain disclosures required to be contained in the Directors' report have been incorporated into the 'Strategic report' as set out in 'Other information' above.

The Directors' report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed by its order by Randall Ingber, the Company Secretary, on 13 August 2025.

Financial *statements*

Contents

Introduction

The group's consolidated financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs as issued by the International Accounting Standards Board (IASB).

The financial statements of Diageo plc (the company) are prepared in accordance with the Companies Act 2006 and in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

STRATEGIC REPORT   GOVERNANCE REPORT   **FINANCIAL STATEMENTS**   ADDITIONAL INFORMATION   STRATEGIC REPORT   GOVERNANCE REPORT   **FINANCIAL STATEMENTS**   ADDITIONAL INFORMATION

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DIAGEO PLC

Independent auditors' report to the members of Diageo plc

Report on the audit of the financial statements

Opinion

In our opinion:

- Diageo plc's ("Diageo") group consolidated financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 30 June 2025 and of the group's profit and the group's cash flows for the year then ended;
- the group consolidated financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report, which comprise: the consolidated and company balance sheets as at 30 June 2025; the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, and the consolidated and company statements of changes in equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1(a) to the financial statements, the group, in addition to applying UK-adopted international accounting standards, has also applied international financial reporting standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

In our opinion, the group consolidated financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in note 4(b) of the group consolidated financial statements, we have provided no non-audit services to the company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

- We identified six components which required a full scope audit over their financial information due to their size or risk characteristics. Specific audit procedures and/or an audit over certain financial statement line items were performed at a further three components. In addition, audit procedures at the corporate function which included the group consolidation and areas of judgement (including taxation, goodwill, brand and other intangible asset impairment, treasury and post-retirement benefits) were directly performed by the group audit team.
- The audit work performed accounted for 65% of sales and 74% of the group's profit before tax and exceptional items.

Key audit matters

- Carrying value of goodwill, brands and investments in associates and joint ventures (group)
- Uncertain tax positions in respect of indirect taxes in Brazil (group)
- Valuation of post-employment benefit liabilities (group and company)
- Carrying value of investments in subsidiary undertakings (company)

Materiality

- Overall group materiality: $250m (2024: $270m) based on 5% of profit before tax and exceptional items.
- Overall company materiality: $342m (2024: $332m) based on 0.5% of net assets.
- Performance materiality: $188m (2024: $204m) (group) and $257m (2024: $249m) (company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

The key audit matters below are consistent with last year.

Key audit matter	How we addressed the key audit matter
Carrying value of goodwill, brands and investments in associates and joint ventures (group)	
Relevant references in the Annual Report: Refer to the Audit Committee Report and Note 1(e): Critical accounting estimates and judgements; Note 6: Investments in associates and joint ventures; and Note 9: Intangible assets in the group consolidated financial statements.	Our audit procedures to assess the carrying value and associated impairments recorded in respect of the group's goodwill, brands and investments in associates and joint ventures included:
The group has goodwill of $2,949m (2024: $2,860m), brands of $9,381m (2024: $9,642m) and investments in associates and joint ventures of $5,334m (2024: $5,032m) at 30 June 2025.	• assessing the design and testing the operating effectiveness of controls in place over methodologies and significant assumptions and the calculation of the recoverable amount;
The group is required to assess the recoverable amounts of goodwill and brands at least annually as they are deemed to have an indefinite life and investments in associates and joint ventures when events or circumstances indicate that the carrying amount may not be recoverable. As it relates to brands, management is also required to assess whether any previously recorded impairments should be reversed.	• assessing the appropriateness of the methodology used and the mathematical accuracy of the calculation; • obtaining evidence to evaluate and support the significant assumptions used by management in determining future cash flows, including corroborating volume growth projections to third party forecasts and assessing the reasonableness of revenue, cost and operating margins based on our understanding of the business, industry and past performance;
Impairment assessments are performed by management prior to the year-end, with impairment triggers considered up to the balance sheet date. Management estimates the recoverable amount as being the higher of value in use ("VIU") and fair value less cost of disposal ('FVLCD') which is based on the group's latest cash flow projections.	• with the support of our valuations experts, determining an independent reasonable range for discount rate assumptions and comparing it to the discount rate used by management;
The methodology used to calculate VIU is dependent on various assumptions, both short term and long term in nature, and management's intent for the business activities relating to the brands and investments in associates and joint ventures. The assumptions used, which are subject to estimation uncertainty, are derived from a combination of management's judgement, experts engaged by management and market data. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the recoverable amounts. Specifically, these included volume, revenue and operating profit forecasts, long-term growth rates and discount rates.	• performing our own sensitivities to form an independent view on reasonable downside scenarios; • reviewing supporting documentation, such as Board minutes and contracts, to support impairments recorded as a result of strategic business decisions; and • evaluating and testing the disclosures made in the Annual Report.
Management's assessment resulted in impairments of $308m in investments in associates and joint ventures, and $416m in brands at 30 June 2025. The Aviation American Gin brand was identified as being sensitive to reasonably possible changes in key assumptions which required certain disclosures to be made in the Annual Report.	

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DIAGEO PLC *continued*

Uncertain tax positions in respect of indirect taxes in Brazil (group)

Relevant references in the Annual Report: Refer to the Audit Committee Report and Note 1(e): Critical accounting estimates and judgements; Note 7: Taxation; and Note 19: Contingent liabilities and legal proceedings in the group consolidated financial statements.

At 30 June 2025, the group has disclosed a contingent liability of $906m (2024: $853m) related to uncertain indirect tax positions in Brazil.

The group operates across a large number of jurisdictions and in the normal course of business is subject to periodic challenges by tax authorities on a range of matters. Due to the complexity of indirect tax legislation, particularly in developing markets, the group has a wide range of tax exposures relating to indirect taxes against which provisions are held and contingent liabilities are disclosed. In common with other alcohol beverage companies, indirect taxation is particularly complex because of specific alcohol excise duties and the international distribution of certain brands.

The group makes judgements in assessing the likelihood of tax exposures, developing estimates to determine provisions where required, and determining appropriate contingent liability disclosures. Of particular significance are indirect tax assessments in developing markets and assessments relating to financing and transfer pricing arrangements. The impact of changes in local tax regulations and relevant rulings, together with ongoing inspections by local tax and customs authorities and international bodies, could materially impact the amounts recorded in the group consolidated financial statements.

Our audit procedures to assess uncertain positions in respect of indirect taxes in Brazil included:

- assessing the design and testing the operating effectiveness of controls in place over methodologies and significant assumptions;
- with the assistance of our tax specialists, evaluating management's judgements and the current status of material tax exposures which included consideration of recent rulings and developments in the tax environment and reading correspondence provided by the group's tax experts and legal advisors; and
- evaluating and testing the disclosures made in the Annual Report.

Valuation of post-employment benefit liabilities (company and group)

Relevant references in the Annual Report: Refer to the Audit Committee Report and Note 1(e): Critical accounting estimates and judgements; and Note 14: Post-employment benefits in the group consolidated financial statements.

The Group has a defined benefit obligation of $7,776m at 30 June 2025 (2024: $7,696m) of which the most significant schemes are in the United Kingdom and Ireland.

The valuation of post-employment benefit liabilities is dependent on a number of actuarial assumptions. Management uses an actuarial expert to determine the valuation of the defined benefit liability. The valuation methodology uses a number of market based inputs and other financial and demographic assumptions. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the liability. Specifically, these included the discount rates, inflation rates and mortality rates.

Our audit procedures performed in relation to the valuation of the defined benefit obligation included:

- assessing the design and testing the operating effectiveness of controls in place over methodologies and significant assumptions;
- evaluating the objectivity and competence of management's expert involved in the valuation of the defined benefit obligation;
- engaging actuarial experts to understand the judgements made by management and their actuarial expert in determining the significant assumptions, and comparing these assumptions to independently compiled expected ranges based on market observable indices and the knowledge and opinions of experts; and
- evaluating and testing the disclosures made in the Annual Report.

Carrying value of investments in subsidiary undertakings (company)

Relevant references in the Annual Report: Refer to Note 3: Investments in subsidiary undertakings in the company financial statements.

The company holds investments in subsidiary undertakings of $77,297m at 30 June 2025 (2024: $76,103m).

Investments in subsidiary undertakings are accounted for at historical cost less accumulated impairment.

Judgement is required to assess if impairment indicators exist and, where indicators are identified, if the investment carrying value is supported by the recoverable amount. In assessing for impairment indicators, management considers the market capitalisation of the group, the results of their group impairment assessments and other facts and circumstances which may be indicative of an impairment indicator. Where impairment indicators are identified, management estimate the recoverable amount using the higher of value in use ('VIU') or fair value less cost of disposal ('FVLCD').

The methodology used to estimate the recoverable amount is dependent on various assumptions, both short term and long term in nature. These assumptions, which are subject to estimation uncertainty, are derived from a combination of management's judgement, experts engaged by management and market data. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the recoverable amount. Specifically, these included volume, revenue and operating profit forecasts, long-term growth rates, discount rates and enterprise value and earnings before interest and tax multiples.

While management's assessment at 30 June 2025 identified impairment indicators, no impairments were recorded. The carrying value of the company's investment in Tanqueray Gordon and Company Limited was identified as being sensitive to reasonably possible changes in key assumptions which required certain disclosures to be made in the Annual Report.

Our audit procedures performed in relation to the carrying value of investments in subsidiary undertakings included:

- assessing the design and testing the operating effectiveness of controls in place over methodologies and significant assumptions and the calculation of the recoverable amount;
- assessing the appropriateness of the methodology used in the determination of the recoverable amount and the mathematical accuracy of the calculation;
- assessing whether the cash flows used are consistent with cash flow forecasts used in other estimates and judgements across the group, including the group's goodwill and brand impairment assessments;
- with the support of our valuations experts, determining an independent reasonable range for discount rate assumptions and comparing it to the discount rate used by management;
- where the recoverable amount was assessed with reference to a valuation multiple or dividend yield, with the support of our valuations experts, we assessed the appropriateness of the multiple or yield to comparable businesses and to other third party information;
- performing our own sensitivities to form an independent view on reasonable downside scenarios; and
- evaluating and testing the disclosures made in the Annual Report.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the alcoholic beverage industry in which they operate.

The group is structured into five geographical regions based on the location of third party sales – North America, Europe, Asia Pacific, Latin America and Caribbean and Africa, as well as a Corporate function. Each geographical region is further divided into country reporting units which align to a legal entity in a specific country. Separate regional management teams oversee the operations of each region. For the purposes of our audit, we have identified a reporting unit or a combination of country reporting units as a component.

A significant number of transactional processes which are critical to financial reporting are undertaken in the group's Global Business Operations ('GBO') centres in Hungary, India, the Philippines and Colombia.
Our audit is undertaken through a combination of controls and substantive testing performed at the component level and at the group's GBO locations and corporate function. In 2025, we continued to drive more standardisation in our audit approach by centrally executing our audit of a number of financial line items which was led by the group audit team.

Components and GBO locations

We identified six components which required a full scope audit over their financial information due to their size or risk characteristics, being North America, Great Britain, Scotland, Ireland, India and Mexico. We identified a further three components which required specific audit procedures and/or an audit over certain financial statement line items, being Türkiye, China and Moët Hennessy the group's principal associate, to provide appropriate coverage of these balances. We issued formal instructions setting out the work to be performed by each component team.
We identified Hungary, India and Colombia as GBO locations where centralised controls were required to be tested. We issued formal instructions setting out the work to be performed by our audit teams in each of these locations.

For the work performed by component and GBO audit teams, we determined the level of involvement we needed to have in the work they performed to be able to conclude whether sufficient appropriate evidence had been obtained as a basis for our opinion on the group consolidated financial statements as a whole.

The group audit team visited component and GBO audit teams in the UK, Ireland, US, India, China, Türkiye and France during the 2025 audit cycle. In addition, our oversight procedures included regular communication throughout the audit cycle including regular calls through video conferencing, review of auditor workpapers and participation in clearance meetings for components. In November 2024, we hosted in London an in-person meeting for teams involved in the audit. At this meeting we considered developments specific to Diageo, key audit matters and changes to our approach to audit business processes across Diageo more centrally. We heard from key members of management and the Chair of the Audit Committee.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DIAGEO PLC *continued*

Corporate function

Audit procedures at the corporate function were directly performed by the group audit team, which included the group consolidation and areas of judgement (including taxation, goodwill, brand and other intangible asset impairment, treasury and post-retirement benefits). We also performed work centrally for the audit of technology and IT controls, supported by team members in India.

Taken together with the audit procedures undertaken by the group audit team, the audit work performed accounted for 65% of sales and 74% of the group's profit before tax and exceptional items. In addition, we have performed disaggregated analytical review procedures and testing of entity level controls, which covers the group's smaller and lower risk components that were not directly included in our group audit scope.

The financial statements of the company are prepared using the same accounting processes as the group's central functions and were audited by the group audit team.

The impact of climate risk on our audit

In planning and executing our audit, we considered the potential impact of climate change on the group's business and financial statements. The group has set out its assessment of the impact of climate change risks on page 154 of the Annual Report including their conclusion that there is no material impact on the financial statements.

As part of our audit, we made enquiries of management to understand the extent of the potential impact of the physical and transitional climate change risk on the group consolidated financial statements. We also discussed the climate change initiatives and commitments from the group's Spirit of Progress programme and the impact these have on the group including on cash flow forecasts. We considered in particular how climate risks would impact the assumptions made in the forecasts used to support the group's impairment analysis and going concern and viability assessments. We challenged how longer term physical risks had been considered such as water scarcity from water stress and severe weather on agricultural supply chains, as well as shorter-term transitional risks such as the introduction of carbon taxes. Our work did not identify any material impact on our audit for the year ended 30 June 2025. We ensured that the assumptions used in preparation of the financial statements are consistent with the Task Force on Climate-related Financial Disclosures ("TCFD") disclosure.

Diageo's progress against its Spirit of Progress metrics set out on pages 36-62 of the Annual Report is not included within the scope of this audit. We were engaged separately to provide independent limited assurance to the Directors over some of these metrics marked with the symbol Δ. The independent limited assurance report, which explains the scope of our work and the limited procedures undertaken is included in the Annual Report 2025 on page 223. Limited assurance varies significantly and is substantially less in scope than that of our financial audit, which provides reasonable assurance.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements - group	Financial statements - company
Overall materiality	$250m (2024: $270m).	$342m (2024: $332m).
How we determined it	5% of profit before tax and exceptional items	0.5% of net assets
Rationale for benchmark applied	Profit before tax and exceptional items is used as the materiality benchmark. The directors use this measure as they believe that it reflects the underlying performance of the group	We have considered the nature of the company, which primarily acts as a holding company for the group's investments and holds certain liabilities on the balance sheet and have determined that net assets is an appropriate benchmark for the calculation of materiality

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $20m to $180m. Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2023: 75%) of overall materiality, amounting to $188m (2024: $204m) for the group consolidated financial statements and $257m (2024: $249m) for the company financial statements.

In determining performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $13m (group audit) (2024: $13m) and $17m (company audit) (2024: $16m) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the company's ability to continue to adopt the going concern basis of accounting included:

- performing a risk assessment to identify factors that could impact the going concern basis of accounting, including both internal risks (i.e. strategy execution) and external risks (i.e. macroeconomic conditions);
- understanding and evaluating the group's financial forecasts, including future cash flow requirements of the group's financing activities, and the directors' severe but plausible downside scenarios considering the group's principal risks;
- considering liquidity and available financial resources; and
- reading and evaluating the adequacy of the disclosures made in the financial statements in relation to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 30 June 2025 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- the directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- the disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- the directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the group's and company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- the directors' explanation as to their assessment of the group's and company's prospects, the period this assessment covers and why the period is appropriate; and
- the directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF DIAGEO PLC *continued*

Our review of the directors' statement regarding the longer-term viability of the group and company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the group's and company's position, performance, business model and strategy;
- the section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- the section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to anti-bribery and corruption legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and applicable tax regulation in jurisdictions in which the group has material operations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls) and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and management bias in accounting estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- evaluating and testing the design and implementation of controls designed to prevent and detect irregularities and fraud;
- discussions with management, Internal Audit and the group's legal counsel regarding their consideration of known or suspected instances of non-compliance with laws and regulations or fraud;
- reviewing correspondence with regulators, including the FRC and tax authorities in Diageo's key markets;
- assessing matters reported through the group's whistleblowing programme and the results of management's investigation in so far as they related to financial reporting;
- challenging assumptions and judgements made by management in its significant accounting estimates, in particular in relation to the carrying value of goodwill, brands and investments in associates and joint ventures, uncertain indirect tax positions in Brazil and the carrying value of investments in subsidiary undertakings; and
- identification and testing journal entries, in particular journal entries posted with unusual account combinations impacting revenue and cost of sales, post close journal entries and unusual user journal entries.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the company financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit Committee, we were appointed by the members on 15 October 2015 to audit the financial statements for the year ended 30 June 2016 and subsequent financial periods. The period of total uninterrupted engagement is 10 years, covering the years ended 30 June 2016 to 30 June 2025.

Other matter

The company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R - 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors' report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements.

Scott Berryman (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
13 August 2025

FINANCIAL STATEMENTS

Consolidated income statement

	Notes	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million	Year ended 30 June 2023 $ million
Sales	2	**27,964**	27,891	28,270
Excise duties	4	**(7,719)**	(7,622)	(7,715)
Net sales	2	**20,245**	20,269	20,555
Cost of sales	4	**(8,072)**	(8,071)	(8,289)
Gross profit		**12,173**	12,198	12,266
Marketing	4	**(3,662)**	(3,691)	(3,663)
Other operating items	4	**(4,176)**	(2,506)	(3,056)
Operating profit		**4,335**	6,001	5,547
Non-operating items	3	**(220)**	(70)	364
Finance income	5	**480**	400	409
Finance charges	5	**(1,251)**	(1,285)	(1,121)
Share of after tax results of associates and joint ventures	6	**193**	414	443
Profit before taxation		**3,537**	5,460	5,642
Taxation	7	**(999)**	(1,294)	(1,163)
Profit for the year		**2,538**	4,166	4,479
Attributable to:				
Equity shareholders of the parent company		**2,354**	3,870	4,445
Non-controlling interests		**184**	296	34
		2,538	4,166	4,479
Weighted average number of shares		million	million	million
Shares in issue excluding own shares		**2,222**	2,234	2,264
Dilutive potential ordinary shares		**6**	5	7
		2,228	2,239	2,271
		cents	cents	cents
Basic earnings per share		**105.9**	173.2	196.3
Diluted earnings per share		**105.7**	172.8	195.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million	Year ended 30 June 2023 $ million
Other comprehensive income				
Items that will not be recycled subsequently to the income statement				
Net remeasurement of post-employment benefit plans				
Group	14	**(13)**	(76)	(771)
Associates and joint ventures		**4**	1	16
Tax on post-employment benefit plans		**7**	14	193
Changes in the fair value of equity investments		**–**	(1)	(5)
		(2)	(62)	(567)
Items that may be recycled subsequently to the income statement				
Exchange differences on translation of foreign operations				
Group		**633**	(516)	(906)
Associates and joint ventures	6	**489**	(64)	132
Non-controlling interests		**(4)**	(21)	(100)
Net investment hedges		**(845)**	(70)	499
Exchange loss recycled to the income statement				
On disposal of foreign operations	8	**179**	26	15
On step acquisitions		**–**	–	2
Tax on exchange differences – group		**10**	11	2
Effective portion of changes in fair value of cash flow hedges				
Hedge of foreign currency debt of the group		**161**	(58)	7
Transaction exposure hedging of the group		**144**	61	328
Hedges by associates and joint ventures		**13**	(3)	29
Commodity price risk hedging of the group		**(20)**	13	(67)
Recycled to income statement – hedge of foreign currency debt of the group		**(230)**	152	65
Recycled to income statement – transaction exposure hedging of the group		**(68)**	(266)	(16)
Recycled to income statement – commodity price risk hedging of the group		**19**	9	(39)
Cost of hedging		**101**	(51)	–
Recycled to income statement – cost of hedging		**(26)**	(27)	–
Tax on effective portion of changes in fair value of cash flow hedges		**(15)**	16	(46)
Hyperinflation adjustments		**362**	503	229
Tax on hyperinflation adjustments		**(98)**	(138)	(49)
		805	(423)	85
Other comprehensive income/(loss) net of tax for the year		**803**	(485)	(482)
Profit for the year		**2,538**	4,166	4,479
Total comprehensive income for the year		**3,341**	3,681	3,997
Attributable to:				
Equity shareholders of the parent company		**3,158**	3,404	4,063
Non-controlling interests	18	**183**	277	(66)
Total comprehensive income for the year		**3,341**	3,681	3,997

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

	Notes	30 June 2025 $ million	30 June 2025 $ million	30 June 2024 $ million	30 June 2024 $ million
Non-current assets					
Intangible assets	9	**14,776**		14,814	
Property, plant and equipment	10	**9,528**		8,509	
Biological assets	11	**176**		199	
Investments in associates and joint ventures	6	**5,334**		5,032	
Other investments	13	**39**		94	
Other receivables	15	**38**		38	
Other financial assets	16	**623**		373	
Deferred tax assets	7	**150**		143	
Post-employment benefit assets	14	**1,161**		1,146	
			31,825		30,348
Current assets					
Inventories	15	**10,658**		9,720	
Trade and other receivables	15	**3,504**		3,487	
Corporate tax receivables	7	**354**		304	
Assets held for sale	8	**257**		130	
Other financial assets	16	**524**		355	
Cash and cash equivalents	17	**2,200**		1,130	
			17,497		15,126
Total assets			**49,322**		45,474
Current liabilities					
Borrowings and bank overdrafts	17	**(2,928)**		(2,885)	
Other financial liabilities	16	**(278)**		(348)	
Trade and other payables	15	**(6,952)**		(6,354)	
Liabilities held for sale	8	**(193)**		(48)	
Corporate tax payables	7	**(138)**		(136)	
Provisions	15	**(223)**		(97)	
			(10,712)		(9,868)
Non-current liabilities					
Borrowings	17	**(20,820)**		(18,616)	
Other financial liabilities	16	**(751)**		(940)	
Other payables	15	**(192)**		(304)	
Provisions	15	**(316)**		(300)	
Deferred tax liabilities	7	**(2,944)**		(2,947)	
Post-employment benefit liabilities	14	**(409)**		(429)	
			(25,432)		(23,536)
Total liabilities			**(36,144)**		(33,404)
Net assets			**13,178**		12,070
Equity					
Share capital	18	**887**		887	
Share premium		**1,703**		1,703	
Other reserves		**454**		(91)	
Retained earnings		**8,046**		7,533	
Equity attributable to equity shareholders of the parent company			**11,090**		10,032
Non-controlling interests	18		**2,088**		2,038
Total equity			**13,178**		12,070

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 13 August 2025 and were signed on its behalf by Nik Jhangiani, Executive Director.

STRATEGIC REPORT | GOVERNANCE REPORT | FINANCIAL STATEMENTS | ADDITIONAL INFORMATION

Consolidated statement of changes in equity

	Notes	Share capital $ million	Share premium $ million	Other reserves: Capital redemption reserve $ million	Other reserves: Hedging and exchange reserve $ million	Retained earnings/(deficit): Own shares $ million	Retained earnings/(deficit): Other retained earnings $ million	Retained earnings/(deficit): Total $ million	Equity attributable to parent company shareholders $ million	Non-controlling interests $ million	Total equity $ million
At 30 June 2022		875	1,635	3,896	(3,238)	(2,223)	8,490	6,267	9,435	2,076	11,511
Retranslation impact of opening balances[1]		36	68	162	(173)	(93)	–	(93)	–	–	–
Profit for the year		–	–	–	–	–	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)		–	–	–	5	–	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year		–	–	–	5	–	4,058	4,058	4,063	(66)	3,997
Employee share schemes		–	–	–	–	30	29	59	59	–	59
Share-based incentive plans	18	–	–	–	–	–	58	58	58	–	58
Share-based incentive plans in respect of associates		–	–	–	–	–	6	6	6	–	6
Tax on share-based incentive plans		–	–	–	–	–	7	7	7	–	7
Share-based payments and purchase of own shares in respect of subsidiaries		–	–	–	–	–	4	4	4	2	6
Purchase of non-controlling interests	8	–	–	–	–	–	(136)	(136)	(136)	(42)	(178)
Associates' transactions with non-controlling interests		–	–	–	–	–	(8)	(8)	(8)	–	(8)
Unclaimed dividend		–	–	–	–	–	1	1	1	–	1
Change in fair value of put option		–	–	–	–	–	(19)	(19)	(19)	–	(19)
Share buyback programme		(13)	–	13	–	–	(1,543)	(1,543)	(1,543)	–	(1,543)
Dividends	18	–	–	–	–	–	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023		898	1,703	4,071	(3,406)	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana		–	–	–	–	–	41	41	41	10	51
Adjusted opening balance		898	1,703	4,071	(3,406)	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the year		–	–	–	–	–	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income		–	–	–	(767)	–	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year		–	–	–	(767)	–	4,171	4,171	3,404	277	3,681
Employee share schemes		–	–	–	–	36	12	48	48	–	48
Share-based incentive plans	18	–	–	–	–	–	43	43	43	–	43
Share-based incentive plans in respect of associates		–	–	–	–	–	5	5	5	–	5
Share-based payments and purchase of own shares in respect of subsidiaries		–	–	–	–	–	(6)	(6)	(6)	(4)	(10)
Purchase of non-controlling interests	8	–	–	–	–	–	(246)	(246)	(246)	23	(223)
Tax on purchase of non-controlling interests		–	–	–	–	–	53	53	53	–	53
Unclaimed dividend		–	–	–	–	–	1	1	1	–	1
Change in fair value of put option		–	–	–	–	–	73	73	73	–	73
Share buyback programme		(11)	–	11	–	–	(997)	(997)	(997)	–	(997)
Dividends	18	–	–	–	–	–	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024		**887**	**1,703**	**4,082**	**(4,173)**	**(2,250)**	**9,783**	**7,533**	**10,032**	**2,038**	**12,070**
Profit for the year		**–**	**–**	**–**	**–**	**–**	**2,354**	**2,354**	**2,354**	**184**	**2,538**
Other comprehensive income/(loss)		**–**	**–**	**–**	**545**	**–**	**259**	**259**	**804**	**(1)**	**803**
Total comprehensive income for the year		**–**	**–**	**–**	**545**	**–**	**2,613**	**2,613**	**3,158**	**183**	**3,341**
Employee share schemes		**–**	**–**	**–**	**–**	**22**	**11**	**33**	**33**	**–**	**33**
Share-based incentive plans	18	**–**	**–**	**–**	**–**	**–**	**59**	**59**	**59**	**–**	**59**
Share-based incentive plans in respect of associates		**–**	**–**	**–**	**–**	**–**	**4**	**4**	**4**	**–**	**4**
Tax on share-based incentive plans		**–**	**–**	**–**	**–**	**–**	**3**	**3**	**3**	**–**	**3**
Share-based payments and purchase of own shares in respect of subsidiaries		**–**	**–**	**–**	**–**	**–**	**(4)**	**(4)**	**(4)**	**(2)**	**(6)**
Change in non-controlling interests from sale of business	8	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**9**	**9**
Purchase of non-controlling interests		**–**	**–**	**–**	**–**	**–**	**(7)**	**(7)**	**(7)**	**–**	**(7)**
Change in fair value of put option		**–**	**–**	**–**	**–**	**–**	**89**	**89**	**89**	**–**	**89**
Reversal of share buyback transaction cost		**–**	**–**	**–**	**–**	**–**	**21**	**21**	**21**	**–**	**21**
Dividends	18	**–**	**–**	**–**	**–**	**–**	**(2,298)**	**(2,298)**	**(2,298)**	**(140)**	**(2,438)**
At 30 June 2025		**887**	**1,703**	**4,082**	**(3,628)**	**(2,228)**	**10,274**	**8,046**	**11,090**	**2,088**	**13,178**

The accompanying notes are an integral part of these consolidated financial statements.

(1) Includes foreign translation differences arising from the retranslation of reserves due to the change in the group's presentation currency.

FINANCIAL STATEMENTS *continued*

Consolidated statement of cash flows

	Notes	Year ended 30 June 2025 $ million	Year ended 30 June 2025 $ million	Year ended 30 June 2024 $ million	Year ended 30 June 2024 $ million	Year ended 30 June 2023 $ million	Year ended 30 June 2023 $ million
Cash flows from operating activities							
Profit for the year		**2,538**		4,166		4,479	
Taxation		**999**		1,294		1,163	
Share of after tax results of associates and joint ventures		**(193)**		(414)		(443)	
Net finance charges		**771**		885		712	
Non-operating items		**220**		70		(364)	
Operating profit			**4,335**		6,001		5,547
Increase in inventories		**(470)**		(156)		(810)	
(Increase)/decrease in trade and other receivables		**(49)**		(66)		142	
Increase/(decrease) in trade and other payables and provisions		**442**		(546)		(746)	
Net increase in working capital			**(77)**		(768)		(1,414)
Depreciation, amortisation and impairment		**1,718**		493		1,297	
Dividends received		**175**		269		271	
Post-employment payments less amounts included in operating profit		**22**		(18)		(31)	
Other items		**37**		88		74	
			1,952		832		1,611
Cash generated from operations			**6,210**		6,065		5,744
Interest received		**181**		156		157	
Interest paid		**(980)**		(1,017)		(822)	
Taxation paid		**(1,114)**		(1,099)		(1,443)	
			(1,913)		(1,960)		(2,108)
Net cash inflow from operating activities			**4,297**		4,105		3,636
Cash flows from investing activities							
Disposal of property, plant and equipment and computer software		**63**		14		16	
Purchase of property, plant and equipment and computer software		**(1,612)**		(1,510)		(1,417)	
Movements in loans, other investments and other financial assets		**(195)**		(47)		(68)	
Sale of businesses and brands	8	**143**		87		559	
Acquisition of subsidiaries	8	**(35)**		(6)		(404)	
Investments in associates and joint ventures	8	**(84)**		(133)		(112)	
Net cash outflow from investing activities			**(1,720)**		(1,595)		(1,426)
Cash flows from financing activities							
Share buyback programme	18	**–**		(987)		(1,673)	
Net sale of own shares for share schemes		**15**		21		36	
Net sale/(purchase) of treasury shares in respect of subsidiaries		**8**		(10)		–	
Dividends paid to non-controlling interests		**(138)**		(117)		(117)	
Proceeds from bonds	17	**3,943**		2,225		2,537	
Repayment of bonds	17	**(2,416)**		(1,667)		(1,650)	
Purchase of shares of non-controlling interests	8	**(9)**		(223)		(178)	
Cash inflow from other borrowings		**83**		387		521	
Cash outflow from other borrowings		**(712)**		(493)		(452)	
Equity dividends paid		**(2,298)**		(2,242)		(2,065)	
Unclaimed dividends and share forfeiture		**30**		–		–	
Net cash outflow from financing activities			**(1,494)**		(3,106)		(3,041)
Net increase/(decrease) in net cash and cash equivalents	17		**1,083**		(596)		(831)
Exchange differences			**(35)**		(33)		(76)
Reclassification to assets and liabilities held for sale			**21**		(30)		–
Net cash and cash equivalents at beginning of the year			**1,109**		1,768		2,675
Net cash and cash equivalents at end of the year			**2,178**		1,109		1,768
Net cash and cash equivalents consist of:							
Cash and cash equivalents	17		**2,200**		1,130		1,813
Bank overdrafts	17		**(22)**		(21)		(45)
			2,178		1,109		1,768

The accompanying notes are an integral part of these consolidated financial statements.

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group's accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements specific to a note are included in the note to which they relate. Furthermore, the section details new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. Accounting information and policies

(a) Basis of preparation

The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee and in conformity with the requirements of the Companies Act 2006. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern

Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

(c) Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. The group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is included on the basis of the group's rights over those assets and liabilities.

(d) Foreign currencies

Items included in the financial statements of the group's subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in US dollar, which is the functional currency of the parent company, Diageo plc. The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.

The income statements and cash flows of non-US dollar entities are translated into US dollar at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Assets and liabilities are translated at the relevant year end closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of non-US dollar entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction.

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2025, expressed in sterling and euros per $1, were as follows:

	2025	2024	2023
Sterling			
Income statement and cash flows[1]	**0.77**	0.80	0.83
Assets and liabilities[2]	**0.73**	0.79	0.79
Euro			
Income statement and cash flows[1]	**0.92**	0.93	0.96
Assets and liabilities[2]	**0.85**	0.93	0.93

(1) Weighted average rates
(2) Closing rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

FINANCIAL STATEMENTS *continued*

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:

- Taxation – management judgement whether a provision is required and estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 163 and 197.
- Brands, goodwill, other intangibles and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset and contingent consideration value – pages 163 and 170.
- Post-employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 176.
- Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each – page 197.

(f) Hyperinflationary accounting

The group applied hyperinflationary accounting for its operations in Türkiye, Ghana and Venezuela.

The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.

The group's consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The movement in the publicly available official price index for the year ended 30 June 2025 was 35% (2024 – 72%; 2023 – 38%) in Türkiye and 16% (2024 – 23%) in Ghana. The inflation rate used by the group for Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June 2025 was 171% (2024 – 77%; 2023 – 382%) in Venezuela.

During the year ended 30 June 2024, developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 and 30 June 2025 show the results of the Venezuelan operation consolidated at the official closing exchange rate of the period.

(g) New accounting standards and interpretations

The following accounting standards and amendments to standards, issued by the IASB including those endorsed by the UK, were adopted by the group from 1 July 2024 with no material impact on the group's consolidated results, financial position or disclosures:

- Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants
- Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The group has adopted amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements and presents the relevant transactions accordingly.

The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:

- Amendments to IAS 21 – Lack of exchangeability (effective from the year ending 30 June 2026)
- Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments (effective from the year ending 30 June 2027)

The impact assessment of IFRS 18 – Presentation and disclosure of financial statements, which will become effective in the consolidated group financial statements from the year ending 30 June 2028 – subject to UK endorsement – is in progress.

There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

(h) Climate change considerations

The impact of climate change assessment and greenhouse gas emission targets for Diageo's direct operations (Scope 1 and 2) for 2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements. We integrate climate risk into our enterprise risk management processes, within our principal risk factors. This is an integral part of our strategic and business continuity planning.

The climate change scenario analyses performed in 2025 – conducted in line with TCFD recommendations (a Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario' (RCP 8.5)) – identified no material financial impact to these financial statements.

The following considerations were made in respect of the financial statements:

- The impact of climate change on factors like residual values, useful lives and depreciation methods that determine the carrying value of non-current assets.
- The impact of climate change on forecasts of cash flows used (including forecast depreciation in line with capital expenditure plans) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
- The impact of climate change on post-employment assets.

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2025. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined by considering, among other factors, the delivery terms agreed with customers. For the sale of goods, the transfer of control occurs when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than five days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures, as set out in note 6.

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision-maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

Executive Committee makes decisions based on the analysis of several financial data sets including organic and IFRS reported data. There has been a change in how the Executive Committee looks at performance given the foreign exchange volatility experienced, using actual foreign exchange rates for current and comparative periods which is consistent with IFRS reported results. Accordingly, the segmental analysis below is presented based on IFRS reported figures. Supply Chain and Procurement (SC&P), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function, is considered a key intersegmental operation instead of a separate operating segment.

FINANCIAL STATEMENTS *continued*

(a) Segmental information for the consolidated income statement

2025	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other $ million	Total $ million
Sales	8,636	8,037	6,082	2,390	2,684	135	27,964
Net sales	7,973	4,821	3,635	1,847	1,834	135	20,245
Cost of sales	(2,734)	(1,866)	(1,581)	(704)	(1,077)	(35)	(7,997)
Gross profit	5,239	2,955	2,054	1,143	757	100	12,248
Marketing	(1,616)	(898)	(630)	(304)	(192)	(22)	(3,662)
Other operating items	(570)	(755)	(494)	(311)	(282)	(470)	(2,882)
Operating profit/(loss) before exceptional items	3,053	1,302	930	528	283	(392)	5,704
Exceptional operating items[1]							(1,369)
Operating profit/(loss)							4,335
Non-operating items							(220)
Net finance charges							(771)
Share of after tax results of associates and joint ventures							193
Profit before taxation							3,537

2024	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other $ million	Total $ million
Sales	8,514	8,024	6,320	2,432	2,478	123	27,891
Net sales	7,908	4,804	3,817	1,839	1,778	123	20,269
Cost of sales	(2,559)	(1,890)	(1,606)	(728)	(1,195)	(36)	(8,014)
Gross profit	5,349	2,914	2,211	1,111	583	87	12,255
Marketing	(1,627)	(873)	(651)	(306)	(205)	(29)	(3,691)
Other operating items	(486)	(662)	(497)	(303)	(247)	(424)	(2,619)
Operating profit/(loss) before exceptional items	3,236	1,379	1,063	502	131	(366)	5,945
Exceptional operating items[1]							56
Operating profit/(loss)							6,001
Non-operating items							(70)
Net finance charges							(885)
Share of after tax results of associates and joint ventures							414
Profit before taxation							5,460

2023	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other $ million	Total $ million
Sales	8,859	7,245	6,484	2,714	2,864	104	28,270
Net sales	8,109	4,303	3,841	2,159	2,039	104	20,555
Cost of sales	(2,810)	(1,652)	(1,588)	(800)	(1,320)	(39)	(8,209)
Gross profit	5,299	2,651	2,253	1,359	719	65	12,346
Marketing	(1,631)	(765)	(655)	(355)	(235)	(22)	(3,663)
Other operating items	(446)	(574)	(494)	(221)	(195)	(440)	(2,370)
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	(397)	6,313
Exceptional operating items[1]							(766)
Operating profit/(loss)							5,547
Non-operating items							364
Net finance charges							(712)
Share of after tax results of associates and joint ventures							443
Profit before taxation							5,642

(1)   For definition and details of exceptional items, see pages 158-160.

(i)   The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(ii)   Approximately 38% of annual net sales occurred in the last four months of calendar year 2024.

(b) Other segmental information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other[1] $ million	Total operating segments $ million
2025							
Purchase of property, plant and equipment and computer software	435	423	79	5	88	582	1,612
Depreciation and intangible asset amortisation	(186)	(272)	(135)	(38)	(101)	(16)	(748)
Exceptional accelerated depreciation and impairment of tangible assets	(66)	(96)	(9)	(3)	–	–	(174)
Exceptional impairment of intangible assets	(365)	(51)	–	–	–	–	(416)
Exceptional impairment of associates and joint ventures	(215)	(142)	(23)	–	–	–	(380)
2024							
Purchase of property, plant and equipment and computer software	305	338	154	6	83	624	1,510
Depreciation and intangible asset amortisation	(161)	(265)	(111)	(33)	(94)	(13)	(677)
Underlying impairment	–	–	–	(1)	–	–	(1)
Exceptional accelerated depreciation and impairment of tangible assets	(33)	(5)	(8)	–	–	–	(46)
Exceptional impairment of intangible assets	(54)	(96)	379	–	–	–	229
2023							
Purchase of property, plant and equipment and computer software	236	252	198	146	152	433	1,417
Depreciation and intangible asset amortisation	(141)	(204)	(93)	(45)	(102)	(12)	(597)
Exceptional accelerated depreciation and impairment of tangible assets	(63)	3	(27)	–	–	–	(87)
Exceptional impairment of intangible assets	(36)	(31)	(546)	–	–	–	(613)

(1)   Purchase of property, plant and equipment and computer software in respect of SC&P are included in the Corporate and other operating segment.

(c) Category and geographical analysis

	Category analysis					Geographic analysis				
	Spirits $ million	Beer $ million	Ready-to-drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of World $ million	Total $ million
2025										
Sales[1]	22,166	4,493	989	316	27,964	8,138	3,233	2,989	13,604	27,964
Non-current assets[2], [3]						7,467	2,173	4,505	15,758	29,903
2024										
Sales[1]	22,406	4,107	949	429	27,891	8,041	3,247	2,849	13,754	27,891
Non-current assets[2], [3]						7,642	2,207	3,969	14,868	28,686
2023										
Sales[1]	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270
Non-current assets[2], [3]						7,328	2,265	3,665	14,118	27,376

(1)   The geographical analysis of sales is based on the location of third-party customers.

(2)   The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(3)   The management information provided to the chief operating decision-maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

FINANCIAL STATEMENTS *continued*

3. Exceptional items

Accounting policies

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting included in note 2. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Operating items

Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Non-operating items

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional finance income/charge

Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.

Taxation items

Exceptional current and deferred tax items comprise unusual or non-recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2025 $ million	2024 $ million	2023 $ million
Exceptional operating items			
Impairment (charge)/income and other related charges (1)	**(910)**	224	(613)
Restructuring programme (2)	**(225)**	(61)	(121)
Distribution model change in France (3)	**(145)**	–	–
Various dispute and litigation matters (4)	**(51)**	(107)	–
USVI cover-over (5)	**(38)**	–	–
Distribution termination fee (6)	**–**	–	(55)
Winding down Russian operations (7)	**–**	–	23
	(1,369)	56	(766)
Non-operating items			
Sale of businesses and brands			
Guinness Nigeria PLC (8)	**(125)**	(6)	–
Guinness Ghana Breweries PLC prospective sale (9)	**(114)**	–	–
Pampero brand (10)	**53**	–	–
Santa Vittoria prospective sale (11)	**(29)**	–	–
Cacique brand (12)	**(20)**	–	–
Safari brand (13)	**15**	–	–
Cîroc LLC (14)	**(11)**	–	–
Guinness Cameroun S.A. (15)	**(8)**	(10)	343
MHD France joint operation (16)	**(5)**	–	–
Windsor business (17)	**4**	(58)	–
Seychelles Breweries Limited prospective sale (18)	**(4)**	–	–
Step acquisitions			
Ritual (19)	**25**	–	–
Nao Spirits (20)	**(1)**	–	–
Other (21)	**–**	4	21
	(220)	(70)	364
Exceptional finance income			
Borrowing costs capitalised (22)	**58**	–	–
Exceptional items before taxation	**(1,531)**	(14)	(402)
Tax on exceptional items (note 7(b))	**214**	(24)	226
Total exceptional items	**(1,317)**	(38)	(176)
Attributable to:			
Equity shareholders of the parent company	**(1,294)**	(142)	(3)
Non-controlling interests	**(23)**	104	(173)
Total exceptional items	**(1,317)**	(38)	(176)

(1) In the year ended 30 June 2025, an impairment charge and other related charges of $458 million in respect of Diageo's investment in various Distill Ventures businesses, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets, $170 million in respect of various other US brands, tangible fixed assets and inventory and $51 million in respect of the Bell's whisky brand were recognised in exceptional operating items.

For further information, see note 9(d), note 6 and note 13.

In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of $101 million in respect of the Chase brand and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready-to-drink portfolio.

In the year ended 30 June 2023, an impairment charge of $613 million was recognised in exceptional operating items in respect of the McDowell's brand ($517 million), the SIA brand ($36 million), the Copper Dog brand ($31 million) and the Director's Special brand ($29 million).

(2) In the year ended 30 June 2025, an exceptional charge of $225 million was accounted for in respect of the Accelerate programme, that includes the supply chain agility programme (2024 – $61 million). The Accelerate programme was announced in May 2025 and is a three-year programme aiming to create a more agile global operating model with cash delivery, cost savings and deleveraging targets. The implementation costs of the programme will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge in respect of the restructuring programmes for the year ended 30 June 2025 was primarily in respect of impairment of property, plant and equipment, severance costs and accelerated depreciation, being incremental depreciation of assets in the period directly attributable to the programme in North America and Europe. In the year ended 30 June 2025, cash expenditure in respect of restructuring was $38 million (2024 – $26 million), partially offset by $35 million proceeds from selling a plant in North America.

(3) On 23 July 2024, Diageo announced the completion of the transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands. In the year ended 30 June 2025, an exceptional operating charge of $145 million was accounted for in respect of the transformation, mainly in relation to termination fee paid to LVMH.

(4) In the year ended 30 June 2025, $51 million (2024 – $107 million) was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.

(5) Diageo receives cover-over income in relation to its rum production in the US Virgin Islands. The cover-over is based on a permanent standard rate and an additional extender rate. A recent law made the extender rate permanent from January 2026 but no retrospective approval was granted for the period after 31 December 2021. As a result, Diageo reversed accrued income of $38 million in respect of prior years as exceptional operating item in the year ended 30 June 2025.

(6) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution licence of Gordon's, in respect of which a provision of $55 million was recognised as an operating exceptional charge. In the year ended 30 June 2024, $55 million in respect of the aforementioned termination was paid.

(7) In the year ended 30 June 2023, Diageo released unutilised provisions of $23 million in respect of winding down its operations in Russia.

(8) On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to Tolaram. The transaction resulted in a loss of $125 million, including cumulative translation losses of $175 million recycled to the income statement in the year ended 30 June 2025. In the year ended 30 June 2024, a charge of $6 million was recognised as a non-operating item, in respect of transaction and other costs directly attributable to the prospective sale of the business.

(9) On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

(10) In the year ended 30 June 2025, an exceptional gain of $53 million was accounted for in relation to the disposal of the Pampero brand to Gruppo Montenegro.

(11) On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a non-operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

(12) On 23 January 2025, Diageo announced the sale of the Cacique brand to Bardinet S.A. The transaction resulted in a loss of $20 million.

(13) In the year ended 30 June 2025, an exceptional gain of $15 million was recorded in relation to the disposal of the Safari brand to Casa Redondo.

(14) In the year ended 30 June 2025, Diageo and Main Street Advisors, Inc. (MSA) announced that they entered into a strategic contractual arrangement, where Diageo contributed its ownership in Cîroc LLC, owner of the Cîroc IP and distribution right for North America, while MSA contributed Lobos LLC, owner of the Lobos 1707 premium tequila brand, into the newly formed structure. As a result, Diageo lost the control over Cîroc LLC and accounted for its investment in Cîroc LLC and Lobos LLC as associates. The transaction resulted in $11 million non-operating exceptional loss.

(15) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2025, $8 million (2024 – $10 million) charges directly attributable to the disposal have been accounted for.

(16) In the year ended 30 June 2025, an exceptional loss of $5 million was recorded in relation to the disposal of Diageo's share in the France joint operation.

(17) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement. In the year ended 30 June 2025, $4 million gain was accounted for driven by the reversal of accrued charges.

(18) In the year ended 30 June 2025, $4 million transaction costs were incurred in respect of the prospective disposal of Seychelles Breweries Limited.

(19) On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of the Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. As a result of Ritual Zero Proof becoming a subsidiary of the group in the year ended 30 June 2025, a gain of $25 million arose, being the difference between the book value of the associate prior to the transaction and its fair value.

(20) On 19 June 2025, United Spirits Limited acquired a controlling shareholding in Nao Spirits. Step up loss of $1 million was accounted for as non-operating exceptional item. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2026.

(21) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of $21 million, mainly driven by the sale of its Archers brand.

FINANCIAL STATEMENTS *continued*

(22) In the year ended 30 June 2025, the group capitalised borrowing costs of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.

For further information on acquisition and sale of businesses and brands, see notes 8(a) and 8(b).

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2025 $ million	2024 $ million	2023 $ million
Distribution termination fee	(48)	(55)	–
Litigation	(44)	(88)	–
Restructuring programme	(38)	(26)	(14)
Thalidomide (note 15(d))	(19)	(17)	(16)
Distill Ventures exits	(12)	–	–
Winding down Russian operations	–	(2)	(16)
Total cash payments	**(161)**	**(188)**	**(46)**

4. Operating costs

	2025 $ million	2024 $ million	2023 $ million
Excise duties	7,719	7,622	7,715
Cost of sales	8,072	8,071	8,289
Marketing	3,662	3,691	3,663
Other operating items	4,176	2,506	3,056
	23,629	21,890	22,723
Comprising:			
Excise duties			
India	1,797	1,845	1,950
Great Britain	1,513	1,463	1,314
United States	798	738	825
Other	3,611	3,576	3,626
Increase in inventories	(470)	(112)	(615)
Raw materials and consumables	5,119	4,892	5,197
Marketing	3,662	3,691	3,663
Other external charges[1]	3,428	3,002	3,301
Staff costs	2,488	2,314	2,197
Depreciation, amortisation and impairment	1,718	493	1,297
Gains on disposal of properties	(37)	1	(4)
Net foreign exchange losses	21	8	12
Other operating income	(19)	(21)	(40)
	23,629	21,890	22,723

(1) Other external charges mainly include distribution and warehousing cost, utilities, other personnel costs not included in staff costs, other professional costs, system/IT costs, facilities costs, maintenance and repairs and low value or short-term lease rental costs.

(a) Other external charges

Other external charges include research and development expenditure in respect of new drinks products and package design of $74 million (2024 - $69 million; 2023 – $63 million) and maintenance and repairs of $179 million (2024 – $171 million; 2023 – $171 million).

(b) Auditors fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP, and its affiliates (PwC) and are analysed below:

	2025 $ million	2024 $ million	2023 $ million
Audit of these financial statements[1]	9.7	7.7	9.1
Audit of financial statements of subsidiaries	7.0	8.2	6.8
Total audit fees	**16.7**	**15.9**	**15.9**
Audit related assurance services[2]	0.9	0.4	0.4
Other assurance services[3]	1.2	1.7	1.4
	18.8	18.0	17.7

(1) For the year ended 30 June 2025, in respect of reporting under section 404 of the US Sarbanes-Oxley Act is reported on the line of 'Audit of these financial statements'. The presentation of 'Audit of these financial statements' line for the years ended 30 June 2024 and 2023 has been aligned to 'Audit of these financial statements' line for the year ended 30 June 2025.

(2) Audit related assurance services are in respect of the interim review and other audit-related services over financial information.

(3) Other assurance services comprise the aggregate fees for assurance and related services that are not reported under 'total audit fees'.

(i) Under SEC regulations, the auditors' fees of $18.8 million (2024 – $18.0 million, 2023 – $17.7 million) is required to be presented as follows: audit fee of $18.0 million (2024 – $17.0 million, 2023 – $16.8 million) and other audit related fee of $0.8 million (2024 – $1.0 million, 2023 – $0.9 million).

Audit services provided by firms other than PwC for the year ended 30 June 2025 were $0.5 million (2024 – $0.1 million; 2023 – $0.1 million). Further PwC fees for audit services in respect of post-employment plans were $0.6 million for the year ended 30 June 2025 (2024 – $0.4 million; 2023 – $0.3 million).

(c) Staff costs and average number of employees

	2025 $ million	2024 $ million	2023 $ million
Aggregate remuneration			
Wages and salaries	2,108	1,984	1,858
Share-based incentive plans	59	43	58
Employer's social security	165	146	138
Employer's pension			
Defined benefit plans	79	72	80
Defined contribution plans	70	62	53
Other post-employment plans	7	7	10
	2,488	2,314	2,197

The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2025	2024	2023
North America	2,986	2,869	2,884
Europe	3,024	2,932	2,789
Asia Pacific	6,224	6,588	6,856
Latin America and Caribbean	1,597	1,650	1,495
Africa	2,848	3,290	3,526
SC&P	7,134	6,977	6,934
Corporate and other	6,047	6,061	5,753
	29,860	30,367	30,237

At 30 June 2025, on a full-time equivalent basis, the group had 29,632 (2024 – 30,092; 2023 – 30,269) employees. The average number of employees of the group, including part-time employees, for the year was 30,232 (2024 – 30,839; 2023 – 30,419).

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2025 $ million	2024 $ million	2023 $ million
Depreciation, amortisation and impairment			
Brand, goodwill, investments in associates and other investments impairment charges/(income)	796	(231)	613
Tangible asset impairment and accelerated depreciation	174	46	87
Staff costs	84	2	11
Other external charges	342	127	75
Other operating income	(27)	–	(20)
Total exceptional operating items (note 3)	**1,369**	**(56)**	**766**
Cost of sales	75	57	80
Other operating expenses/(income)	1,294	(113)	686

5. Finance income and charges

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement using the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post-employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to US dollar.

The impact of derivatives, excluding cash flow hedges that are in respect of commodity price risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2025 $ million	2024 $ million	2023 $ million
Interest income	203	179	193
Fair value gain on financial instruments	170	100	124
Total interest income[1]	**373**	**279**	**317**
Interest charge on bonds, commercial paper, bank loans and overdrafts	(775)	(665)	(563)
Interest charge on finance leases	(32)	(23)	(19)
Borrowing costs capitalised	46	–	–
Borrowing costs capitalised - exceptional item[2]	58	–	–
Other interest charges	(270)	(396)	(325)
Fair value loss on financial instruments	(172)	(101)	(123)
Total interest charges[1]	**(1,145)**	**(1,185)**	**(1,030)**
Net interest charges	**(772)**	**(906)**	**(713)**
Net finance income in respect of post-employment plans in surplus (note 14)	54	57	71
Monetary gain on hyperinflation in various economies (note 1(f))	39	49	13
Interest income in respect of direct and indirect tax	7	15	8
Change in financial liability – Zacapa (Level 3)	7	–	–
Total other finance income	**107**	**121**	**92**
Net finance charge in respect of post-employment plans in deficit (note 14)	(19)	(20)	(18)
Monetary loss on hyperinflation in various economies (note 1(f))	–	(8)	(3)
Interest charge in respect of direct and indirect tax	(51)	(27)	(29)
Unwinding of discounts	(22)	(23)	(15)
Change in financial liability – Zacapa (Level 3)	–	–	(10)
Other finance charges	(14)	(22)	(16)
Total other finance charges	**(106)**	**(100)**	**(91)**
Net other finance charges	**1**	**21**	**1**

(1) Includes $101 million interest income and $854 million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2024 – $59 million income and $765 million charge; 2023 – $98 million income and $628 million charge).

(2) Cumulative impact of prior years' unrecognised borrowing costs reclassified to qualifying assets.

FINANCIAL STATEMENTS *continued*

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group's interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group's operating profit. Associates and joint ventures are initially recorded at cost including transaction costs, and the group's share of post acquisition changes in the investee's reserves are recognised under the equity method. Investments in associates and joint ventures acquired prior to 1 July 1998 comprise the cost of shares less goodwill written off to reserves that has not been reinstated, plus the group's share of post acquisition reserves. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group's share of the associate's future cash flows and its fair value less costs of disposal.

Diageo's principal associate is Moët Hennessy of which Diageo owns 34% through two legal entities; Moët Hennessy, SAS and Moët Hennessy International. Moët Hennessy is the wines and spirits division of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific, principally covering distribution of Diageo's Scotch whisky and gin premium brands and Moët Hennessy's champagne and cognac premium brands. Diageo has undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy.

Joint distribution agreements had also been established in France, but Diageo terminated the existing distribution agreements in place for France of all remaining Diageo brands effective from 1 January 2025.

(a) An analysis of the movement in the group's investments in associates and joint ventures is as follows:

Cost less provisions	Moët Hennessy $ million	Others $ million	Total $ million
At 30 June 2023	4,484	341	4,825
Exchange differences	(59)	(5)	(64)
Additions	–	134	134
Share of profit/(loss) after tax	441	(27)	414
Dividends	(261)	(8)	(269)
Share of movements in other comprehensive income and equity	3	–	3
Impairment charged during the year	–	(11)	(11)
At 30 June 2024	**4,608**	**424**	**5,032**
Exchange differences	470	19	489
Additions	–	109	109
Share of profit/(loss) after tax	219	(26)	193
Step acquisition	–	(30)	(30)
Dividends	(169)	(6)	(175)
Share of movements in other comprehensive income and equity	21	–	21
Impairment charged during the year	–	(308)	(308)
Transfer from other investments	–	3	3
At 30 June 2025	**5,149**	**185**	**5,334**

(i) Investment in associates includes loans given to and preference shares invested in associates of $37 million (2024 – $298 million).

Following a strategic review in March 2025, Diageo decided it would no longer be bringing any new brands into the Distill Ventures programme and exit several businesses, resulting in an impairment charge of $308 million in exceptional operating items in the year ended 30 June 2025.

(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at $1 = €0.92 (2024 – $1 = €0.93; 2023 – $1 = €0.96).

Income statement information for the three years ended 30 June 2025 and balance sheet information as at 30 June 2025 and 30 June 2024 of Moët Hennessy are as follows:

	2025 $ million	2024 $ million	2023 $ million
Sales	6,100	6,691	7,204
Profit for the year	644	1,299	1,339
Total comprehensive income	716	1,219	1,393

	2025 $ million	2024 $ million
Non-current assets	9,673	8,772
Current assets	13,496	12,025
Total assets	23,169	20,797
Non-current liabilities	(2,931)	(2,732)
Current liabilities	(4,881)	(4,285)
Total liabilities	(7,812)	(7,017)
Net assets	**15,357**	**13,780**

(i) Including acquisition fair value adjustments principally in respect of Moët Hennessy's brands and translated at $1 = €0.85 (2024 – $1 = €0.93).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.

(d) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax treatments are not recognised unless it is probable that a tax authority will accept the treatment. Once considered to be probable, tax treatments are reviewed each year to assess whether a provision should be taken against full recognition of the treatment on the basis of potential settlement through negotiation and/or litigation with the relevant tax authorities. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes, except for deferred tax provision arising on goodwill from business combinations. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the jurisdictions in which it operates. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve; current tax balances are based on such estimations. Tax provisions are based on management's judgement and interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group's profit for the year.

The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management's intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is generally recognised using the appropriate country capital gains tax rate. To the extent brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total		
	2025 $ million	2024 $ million	2023 $ million	2025 $ million	2024 $ million	2023 $ million	2025 $ million	2024 $ million	2023 $ million
Current tax									
Current year	157	134	192	987	983	1,056	1,144	1,117	1,248
Adjustments in respect of prior years	(22)	(7)	41	(19)	(4)	(46)	(41)	(11)	(5)
	135	127	233	968	979	1,010	1,103	1,106	1,243
Deferred tax									
Origination and reversal of temporary differences	41	39	36	(164)	113	(93)	(123)	152	(57)
Changes in tax rates	–	–	–	4	(18)	13	4	(18)	13
Adjustments in respect of prior years	8	16	7	7	38	(43)	15	54	(36)
	49	55	43	(153)	133	(123)	(104)	188	(80)
Taxation on profit	**184**	**182**	**276**	**815**	**1,112**	**887**	**999**	**1,294**	**1,163**

(b) Exceptional tax charges/(credits)

The taxation charge includes the following exceptional items:

	2025 $ million	2024 $ million	2023 $ million
Brand, goodwill and other assets impairment[1]	(138)	63	(154)
Restructuring programme[2]	(46)	(15)	(27)
Distribution model change in France[3]	(36)	–	–
Various dispute and litigation matters[4]	(12)	(23)	–
Disposal of businesses and brands[5]	3	(1)	37
Borrowing costs capitalised[6]	15	–	–
US guarantee fee claim[7]	–	–	(68)
Distribution termination fee	–	–	(14)
	(214)	24	(226)

FINANCIAL STATEMENTS *continued*

(1) In the year ended 30 June 2025, impairment charges recognised within exceptional operating items resulted in exceptional tax credits of $30 million in respect of Distill Ventures, $55 million in respect of the Aviation American Gin brand and tangible fixed assets, $40 million in respect of various US brands, tangible fixed assets and inventory and $13 million in respect of the Bell's whisky brand. In the year ended 30 June 2024, an exceptional tax charge of $95 million was recognised in relation to the reversal of the Shui Jing Fang brand impairment charge, partially offset by an exceptional tax credit of $19 million in respect of the impairment of the Chase brand and the related tangible fixed assets and an exceptional tax credit of $13 million on brand impairments in the US ready-to-drink portfolio. In the year ended 30 June 2023, an exceptional tax credit of $154 million was recognised mainly in respect of the impairment of the McDowell's brand.

(2) In the year ended 30 June 2025, an exceptional tax credit of $46 million was recognised in respect of restructuring programmes.

(3) In the year ended 30 June 2025, an exceptional tax credit of $36 million was recognised in respect of the transformation of the distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands.

(4) In the year ended 30 June 2025, an exceptional tax credit of $12 million was recognised in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith. In the year ended 30 June 2024, an exceptional tax credit of $23 million was recorded in relation to various dispute and litigation matters in North America, including certain costs and expenses associated therewith.

(5) In the year ended 30 June 2023, the exceptional net tax charge of $37 million mainly comprised a tax charge of $52 million in respect of the sale of Guinness Cameroun S.A., partially offset by a tax credit of $11 million in respect of the sale of certain USL businesses.

(6) In the year ended 30 June 2025, an exceptional tax charge of $15 million was recognised in relation to the capitalisation of borrowing costs on the purchase of property, plant, equipment and computer software in the prior year.

(7) In the year ended 30 June 2023, an exceptional tax credit of $68 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2025 $ million	2025 %	2024 $ million	2024 %	2023 $ million	2023 %
Profit before taxation	3,537		5,460		5,642	
Share of after tax results of associates and joint ventures	193		414		443	
Profit before taxation excluding share of after tax results of associates and joint ventures	3,344		5,046		5,199	
Notional charge at UK corporation tax rate	836	25.0	1,262	25.0	1,066	20.5
Differences in overseas tax rates	(45)	(1.3)	(86)	(1.7)	116	2.3
Non-taxable gain on disposals of businesses	(28)	(0.7)	–	–	–	–
Disposal of businesses and brands	54	1.6	17	0.3	(42)	(0.8)
Other items not chargeable	(69)	(2.1)	(72)	(1.4)	(76)	(1.5)
Impairment	105	3.1	6	0.1	(8)	(0.2)
Other items not deductible	105	3.1	70	1.4	85	1.6
Irrecoverable withholding taxes	60	1.8	55	1.1	46	0.9
Movement in provision in respect of uncertain tax positions[1]	18	0.5	6	0.1	34	0.7
Changes in tax rates	4	0.1	(18)	(0.4)	13	0.3
Adjustments in respect of prior years[2]	(41)	(1.2)	54	1.1	(71)	(1.4)
Taxation on profit / Reported tax rate[3]	**999**	**29.9**	**1,294**	**25.6**	**1,163**	**22.4**
Tax rate before exceptional items[3]	**–**	**24.9**	**–**	**25.1**	**–**	**24.8**

(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.

(2) Excludes prior year movement in provisions. Included in the year ended 30 June 2023 was an exceptional tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.

(3) Definitions of reported tax rate and tax rate before exceptional items have been revised to exclude the share of after tax results of associates and joint ventures from profit before taxation, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the reported tax rate and the tax rate before exceptional items for the years ended 30 June 2023 and 30 June 2024 has been aligned to the new definition.

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group's worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity mean that tax uncertainties and associated risks have been gradually increasing. In the medium-term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19(f).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2025, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $354 million (30 June 2024 – $304 million) and tax liability of $138 million (30 June 2024 – $136 million) include $217 million (30 June 2024 – $209 million) of provisions for tax uncertainties.

The cash tax paid in the year ended 30 June 2025 amounts to $1,114 million (30 June 2024 – $1,099 million) and is $11 million higher than the current tax charge (30 June 2024 – $7 million lower). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions, the actual payment of cash and refund of the deposit payments.

In December 2021, the OECD released a framework for Pillar Two Model Rules which introduced a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom applies to Diageo from the financial year ended 30 June 2025. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two Model Rules. A current tax expense of $7 million as a result of the Pillar Two Model Rules has been included in the total tax charge for the year ended 30 June 2025.

(d) Deferred tax assets and liabilities

Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment $ million	Intangible assets $ million	Post-employment plans $ million	Tax losses $ million	Other temporary differences[1] $ million	Total $ million
At 30 June 2023	**(585)**	**(2,313)**	**(141)**	**62**	**404**	**(2,573)**
Exchange differences	9	35	–	(10)	(13)	21
Recognised in income statement	(79)	(132)	(6)	28	(17)	(206)
Recognised in other comprehensive income and equity	(34)	(73)	6	–	(8)	(109)
Tax rate change – recognised in income statement	3	13	(1)	–	3	18
Tax rate change – recognised in other comprehensive income and equity	(4)	(20)	–	–	(3)	(27)
Acquisition[2]	–	53	–	–	–	53
Transfer from assets held for sale	2	4	–	(16)	(8)	(18)
Sale of businesses	–	38	–	–	(1)	37
At 30 June 2024	**(688)**	**(2,395)**	**(142)**	**64**	**357**	**(2,804)**
Exchange differences	(31)	23	(1)	3	(5)	(11)
Recognised in income statement	(92)	78	1	(10)	131	108
Recognised in other comprehensive income and equity	(20)	(67)	3	–	(38)	(122)
Tax rate change – recognised in income statement	(2)	(2)	–	–	–	(4)
Transfer to assets held for sale	40	1	(1)	–	(1)	39
At 30 June 2025	**(793)**	**(2,362)**	**(140)**	**57**	**444**	**(2,794)**

(1) Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.

(2) In the year ended 30 June 2024 a deferred tax asset of $53 million was recognised in relation to the purchase of shares of DeLeon Holdco LLC.

After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2025 $ million	2024 $ million
Deferred tax assets	150	143
Deferred tax liabilities	(2,944)	(2,947)
	(2,794)	(2,804)

Deferred tax assets of $150 million include $76 million (2024 – $98 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Brazil, Germany and Colombia. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of $57 million, it is expected that $8 million will be utilised in the year ending 30 June 2026.

(e) Unrecognised deferred tax assets

The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is $741 million (2024 – $724 million).

	2025 $ million	2024 $ million
Capital losses – indefinite	125	123
Trading losses – indefinite	42	31
Trading and capital losses – expiry dates up to 2035	26	33
	193	187

Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands, thus the benefit from the temporary differences is unlikely to be realised.

(f) Unrecognised deferred tax liabilities

Relevant legislation largely exempts overseas dividends remitted from tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately $23.6 billion (2024 – $26.3 billion).

FINANCIAL STATEMENTS *continued*

Operating assets and liabilities

Introduction

This section describes the assets used in the group's operations and the liabilities incurred. Liabilities relating to the group's financing activities are included in section 'Risk management and capital structure' and balance sheet information in respect of associates, joint ventures and taxation are covered in section 'Results for the year'. This section also provides detailed disclosures on the group's recent acquisitions and disposals, performance and financial position of its defined benefit post-employment plans.

8. Acquisition and sale of businesses and brands and purchase of non-controlling interests

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders' continuing employment to determine if any contingent payments are for post-combination employee services, which are excluded from consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder's proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

For all entities in which the company directly or indirectly owns equity, a judgement is made to determine whether it controls and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control, an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive, requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders, this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2025 were as follows:

	Net assets acquired and consideration		
	2025 $ million	2024 $ million	2023 $ million
Brands and other intangibles	66	–	402
Property, plant and equipment	1	–	28
Inventories	4	–	31
Other working capital	1	–	(2)
Deferred tax	–	–	(85)
Borrowings	(3)	–	–
Cash	2	–	–
Fair value of assets and liabilities	**71**	**–**	**374**
Goodwill arising on acquisition	46	–	109
Step acquisitions	(54)	–	(13)
Consideration payable	**63**	**–**	**470**
Satisfied by:			
Cash consideration paid	(29)	–	(373)
Contingent consideration payable	(12)	–	(92)
Deferred consideration payable	(22)	–	(5)
	(63)	–	(470)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2025 were as follows:

	Consideration		
	2025 $ million	2024 $ million	2023 $ million
Acquisitions in the year - subsidiaries			
Cash consideration paid	(29)	–	(373)
Cash acquired	2	–	–
Prior year acquisitions - subsidiaries			
Other consideration	(8)	(6)	(31)
Investments in associates			
Cash consideration paid - increase in ownership interest	(2)	(5)	(20)
Capital injection[1]	(82)	(128)	(92)
Net cash outflow on acquisition of businesses	**(119)**	**(139)**	**(516)**
Purchase of shares of non-controlling interests	(9)	(223)	(178)
Total net cash outflow	**(128)**	**(362)**	**(694)**

(1) Additional investments in a number of Distill Ventures associates

Acquisitions in the year

On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own.

On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao Spirits & Beverages Private Limited.

Prior year acquisitions

On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo's participation in the super-premium dark rum segment for upfront cash consideration of €246 million ($261 million), deferred consideration of €4 million ($4 million) and contingent consideration of up to €178 million ($189 million) through to 2028 subject to certain financial performance targets, reflecting the brand's expected growth potential. The fair value of the contingent consideration of €82 million ($87 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management's estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce.

Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was $112 million.

Purchase of shares of non-controlling interests

On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs. The transaction was completed in fiscal 24 and Diageo is now the 100% owner of the DeLeón brand.

On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million ($173 million) in cash and transaction costs of $5 million. This took Diageo's shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.

Transactions were recognised in retained earnings.

FINANCIAL STATEMENTS *continued*

(b) Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2025 were as follows:

	Guinness Nigeria PLC $ million	Other $ million	2025 $ million	2024 $ million	2023 $ million
Sale consideration					
Cash received	64	121	185	116	604
Cash disposed of	–	(11)	(11)	(20)	(16)
Transaction and other directly attributable costs paid	(11)	(20)	(31)	(9)	(29)
Net cash received	53	90	143	87	559
Deferred consideration receivable	–	4	4	32	–
Investment in associates received	–	25	25	–	–
Transaction costs payable and other directly attributable items	(14)	(40)	(54)	(24)	(7)
	39	79	118	95	552
Net (assets)/liabilities disposed of					
Brands	–	(83)	(83)	(167)	–
Other non-current assets	–	–	–	(3)	(132)
Assets and liabilities held for sale	20	–	20	–	(87)
Inventories	–	(13)	(13)	(11)	(35)
Other working capital	–	(1)	(1)	3	85
Other borrowings	–	–	–	–	2
Corporate tax	–	–	–	2	(4)
Deferred tax	–	–	–	37	6
Post-employment benefit liabilities	–	–	–	–	5
	20	(97)	(77)	(139)	(160)
Less non-controlling interest	(9)	–	(9)	–	–
Impairment charge recognised for prospective sale of Guinness Ghana	–	(97)	(97)	–	(3)
Exchange recycled from other comprehensive income	(175)	(4)	(179)	(26)	(15)
(Loss)/gain on disposal before taxation	(125)	(119)	(244)	(70)	374
Taxation	(1)	(2)	(3)	1	(37)
(Loss)/gain on disposal after taxation	(126)	(121)	(247)	(69)	337

On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. The aggregate consideration for the disposal was $64 million, the disposed net liabilities of $20 million mainly included trade and other payables and property, plant and equipment. The transaction resulted in a non-operating exceptional loss before tax of $125 million, including cumulative translation losses in the amount of $175 million recycled to the income statement. The disposed Nigeria operations contributed net sales of $65 million (2024 – $296 million; 2023 – $504 million), operating loss of $10 million (2024– $60 million; 2023– $14 million) in the year ended 30 June 2025.

On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a non-operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.

On 23 January 2025, Diageo sold the Cacique brand and related inventory to Bardinet S.A., a Spanish spirits company for a consideration of $68 million which resulted in a non-operating exceptional charge before tax of $20 million.

On 15 October 2024, Diageo sold the Pampero brand and related inventory to Gruppo Montenegro, a leading Italian company in the premium spirits and food sectors, for a consideration of $57 million which resulted in a non-operating exceptional gain before tax of $53 million.

On 19 September 2024, Diageo sold the Safari brand to Casa Redondo, a Portuguese beverage-alcohol company for a consideration of $16 million which resulted in a non-operating exceptional gain before tax of $15 million.

On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement.

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was $475 million, the disposed net assets of $79 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of $343 million. The disposed Cameroon operations contributed net sales of $128 million, and operating profit of $33 million in the year ended 30 June 2023.

On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was $97 million, the disposed net assets included net working capital of $34 million and brands of $23 million, and $19 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of $5 million. Popular brands contributed net sales of $43 million, and operating profit of $6 million in the year ended 30 June 2023.

In the year ended 30 June 2023, ZAR 74 million ($4 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million ($34 million) from which ZAR 378 million ($22 million) was deferred.

(c) Assets and liabilities held for sale

	2025 $ million	2024 $ million
Intangible assets	1	–
Property, plant and equipment	146	52
Deferred tax assets	–	18
Inventories	50	20
Trade and other receivables	40	10
Corporate tax receivables	2	–
Cash	18	30
Assets held for sale	257	130
Trade and other payables	(137)	(44)
Corporate tax payables	–	(1)
Provisions	–	(3)
Deferred tax liabilities	(40)	–
Bank overdrafts	(4)	–
Loans and leases	(5)	–
Post-employment benefit liabilities	(7)	–
Liabilities held for sale	(193)	(48)
Total	64	82

On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., a leading Italian company in the food and drink industry. The sale was considered to be highly probable on 30 June 2025 and it is expected to be completed in the six months ending 31 December 2025. The impacted assets and liabilities were classified as held for sale on 30 June 2025.

On 1 July 2025, Diageo completed the sale of its shareholding in Seychelles Breweries Limited, its brewery in Seychelles to Phoenix Beverages for approximately $80 million. The sale was considered to be highly probable on 30 June 2025 and accordingly the impacted assets and liabilities were classified as held for sale.

On 3 July 2025, Diageo completed the sale of its shareholding in Guinness Ghana Breweries PLC, its brewery in Ghana to Castel Group for approximately $81 million. The impacted assets and liabilities were classified as held for sale on 30 June 2025, measured at fair value less cost of disposal as the lower of cost and fair value less cost of disposal, resulting in an impairment charge of $97 million. On 30 June 2025, cumulative translation losses and hyperinflationary adjustments recognised in reserves were a loss of $70 million, which will be recycled to the income statement at the completion of the transaction.

Assets and liabilities held for sale at 30 June 2024 included Guinness Nigeria PLC. On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. On 30 September 2024, Diageo completed the sale. Accordingly, the assets and liabilities attributable to the business were derecognised from held for sale.

FINANCIAL STATEMENTS *continued*

9. Intangible assets

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value if they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

A cash-generating unit (CGU) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. That is the base of the impairment review.

Amortisation and impairment of intangible assets is based on their useful economic lives and they are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount, an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement. It is reviewed at each reporting date whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill either no longer exists or has decreased. Reversal of impairment loss is considered if the recoverable amount of the assets is constantly and significantly above the carrying value over an extended period. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised for the asset in prior years. Any reversal of impairment loss is charged against the same income statement line on which the initial impairment was recorded.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset and the useful economic life of an asset are based on management's estimates.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Consideration of climate risk impact

The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2025 – conducted in line with TCFD recommendations ('Transition Scenario' (RCP 2.6), a 'Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

	Brands $ million	Goodwill $ million	Other intangibles $ million	Computer software $ million	Total $ million
Cost					
At 30 June 2023	11,692	3,621	2,040	1,072	18,425
Hyperinflation adjustment	207	157	–	1	365
Exchange differences	(146)	(96)	(30)	22	(250)
Additions	–	–	17	150	167
Disposals	(647)	–	(16)	(20)	(683)
At 30 June 2024	**11,106**	**3,682**	**2,011**	**1,225**	**18,024**
Hyperinflation adjustment	144	107	–	–	251
Exchange differences	33	(73)	8	75	43
Additions	66	46	–	191	303
Disposals	(220)	–	(33)	(350)	(603)
Reclassification to assets held for sale	–	(5)	–	(1)	(6)
At 30 June 2025	**11,129**	**3,757**	**1,986**	**1,140**	**18,012**
Amortisation and impairment					
At 30 June 2023	2,217	814	128	760	3,919
Exchange differences	(22)	(13)	(29)	24	(40)
Amortisation for the year	–	–	19	58	77
Impairment	128	21	–	–	149
Reversal of impairment	(379)	–	–	–	(379)
Disposals	(480)	–	(16)	(20)	(516)
At 30 June 2024	**1,464**	**822**	**102**	**822**	**3,210**
Exchange differences	5	(14)	6	38	35
Amortisation for the year	–	–	20	74	94
Impairment	416	–	–	–	416
Disposals	(137)	–	(33)	(349)	(519)
At 30 June 2025	**1,748**	**808**	**95**	**585**	**3,236**
Carrying amount					
At 30 June 2025	**9,381**	**2,949**	**1,891**	**555**	**14,776**
At 30 June 2024	9,642	2,860	1,909	403	14,814
At 30 June 2023	9,475	2,807	1,912	312	14,506

FINANCIAL STATEMENTS *continued*

(a) Brands

The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2025 $ million	2024 $ million
Crown Royal whisky	United States	1,464	1,464
Captain Morgan rum	Global	1,201	1,201
Johnnie Walker whisky	Global	856	790
Smirnoff vodka	Global	824	824
Shui Jing Fang Chinese white spirit	Greater China	698	689
Casamigos tequila	United States	604	604
Yenì raki	Türkiye	477	426
Don Papa rum	Europe	388	353
McDowell's No.1 whisky, rum and brandy	India	371	382
Don Julio tequila	United States	270	277
Seagram's 7 Crown whiskey	United States	223	223
Signature whisky	India	213	219
Zacapa rum	Global	191	191
Black Dog whisky	India	180	186
Antiquity whisky	India	176	182
Gordon's gin	Europe	163	150
Other brands		1,082	1,481
		9,381	9,642

The brands are protected by trademarks which are renewable indefinitely in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the Directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2025 $ million	2024 $ million
North America	1,002	968
Europe		
Türkiye	414	370
Asia Pacific		
Greater China	160	158
India	827	838
Latin America and Caribbean		
Mexico	185	189
Other cash-generating units	361	337
	2,949	2,860

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo's distribution network to leverage marketing of the acquired products and the extension of the group's portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The net book value at 30 June 2025 was $1,800 million (2024 – $1,800 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.

The key assumptions used for the value in use calculations are as follows:

Cash flows

Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:

- Cash flows are projected based on the actual operating results and a three years strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management's best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information;
- The five years forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo's sales, marketing and distribution expertise. These cash flows beyond the five years period are projected using steady or progressively declining growth rates;
- Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

Discount rates

The discount rates used are the weighted average cost of capital which reflect the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2025		2024	
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America				
United States	10	2	9	2
Europe				
United Kingdom	11	3	9	2
Türkiye	27	14	27	14
Asia Pacific				
India	13	4	12	3
Greater China	9	2	10	2
Latin America and Caribbean				
Mexico	13	3	13	3

In the year ended 30 June 2025, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets was recognised in exceptional operating items. The charge is mainly driven by the moderation in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by $55 million. The recoverable amount is $51 million.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2025 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2025 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU $ million	Headroom $ million	Increase in discount rate		Decrease in terminal growth rate		Decrease in cash flows	
			Reasonably possible change	Potential impairment charge $ million	Reasonably possible change	Potential impairment charge $ million	Reasonably possible change	Potential impairment charge $ million
Aviation American Gin	51	—	1ppt	(37)	1ppt	(36)	10 %	(41)

In the year ended 30 June 2024, Aviation American Gin was disclosed as sensitive to a reasonably possible change of 8ppt decrease in annual growth rate in the five years forecast period of 2025-2030.

In the year ended 30 June 2025, an impairment charge of $170 million in respect of various US brands, tangible fixed assets and inventory was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by $40 million. The recoverable amount is $47 million.

In the year ended 30 June 2025, an impairment charge of $51 million in respect of the Bell's whisky brand was recognised in exceptional operating items. The charge is mainly driven by changes in portfolio prioritisation across Bell's key markets. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is $141 million.

In the year ended 30 June 2024, a reversal of an impairment charge of $379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of $284 million of which $104 million was attributable to the non-controlling interest.

In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items based on their value in use. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.

In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $13 million.

FINANCIAL STATEMENTS *continued*

10. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; casks and containers within plant and equipment – 15 to 50 years; other plant and equipment – 5 to 40 years; fixtures and fittings – 5 to 10 years; and returnable bottles, kegs and crates – 5 to 30 years.

Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

	Land and buildings $ million	Plant and equipment $ million	Fixtures and fittings $ million	Returnable bottles, kegs and crates $ million	Under construction $ million	Total $ million
Cost						
At 30 June 2023	3,350	6,449	164	521	1,571	12,055
Hyperinflation adjustment	48	70	2	12	16	148
Exchange differences	(74)	(123)	(3)	(24)	(50)	(274)
Sale of businesses	(1)	(14)	(3)	–	–	(18)
Additions	207	383	15	30	911	1,546
Disposals	(57)	(189)	(9)	(19)	(9)	(283)
Transfers	169	679	11	13	(872)	–
Reclassification to assets held for sale	(25)	(97)	–	(19)	(4)	(145)
At 30 June 2024	**3,617**	**7,158**	**177**	**514**	**1,563**	**13,029**
Hyperinflation adjustment	33	38	1	6	4	82
Exchange differences	162	354	30	42	40	628
Acquisitions	–	–	–	–	1	1
Additions	160	388	19	38	977	1,582
Borrowing costs capitalised	16	22	–	–	56	94
Disposals	(93)	(222)	(16)	(43)	(36)	(410)
Transfers	367	415	11	(7)	(786)	–
Reclassification to assets held for sale	(40)	(211)	(1)	(76)	(8)	(336)
At 30 June 2025	**4,222**	**7,942**	**221**	**474**	**1,811**	**14,670**
Accumulated depreciation						
At 30 June 2023	986	2,946	96	289	–	4,317
Exchange differences	(20)	(69)	(3)	(15)	–	(107)
Depreciation charge for the year	175	365	23	37	–	600
Exceptional accelerated depreciation and impairment	9	36	1	–	–	46
Sale of businesses	(1)	(13)	(3)	–	–	(17)
Disposals	(43)	(156)	(9)	(20)	–	(228)
Reclassification to assets held for sale	(8)	(72)	–	(11)	–	(91)
At 30 June 2024	**1,098**	**3,037**	**105**	**280**	**–**	**4,520**
Exchange differences	90	119	19	23	–	251
Depreciation charge for the year	180	408	24	42	–	654
Exceptional accelerated depreciation and impairment	34	115	3	–	–	152
Disposals	(73)	(212)	(15)	(40)	–	(340)
Reclassification to assets held for sale	(8)	(59)	(1)	(27)	–	(95)
At 30 June 2025	**1,321**	**3,408**	**135**	**278**	**–**	**5,142**
Carrying amount						
At 30 June 2025	**2,901**	**4,534**	**86**	**196**	**1,811**	**9,528**
At 30 June 2024	2,519	4,121	72	234	1,563	8,509
At 30 June 2023	2,364	3,503	68	232	1,571	7,738

The net book value of land and buildings comprises freeholds of $2,340 million (2024 – $1,970 million), long leaseholds of $2 million (2024 – $3 million) and short leaseholds of $559 million (2024 – $546 million). Depreciation was not charged on $216 million (2024 – $182 million) of land.

Property, plant and equipment is net of a government grant of $185 million (2024 – $185 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

11. Biological assets

Accounting policies

Biological assets held by the group consist of agave (Agave Azul Tequilana Weber) plants. The harvested plants are used during the production of tequila. The maturity cycle of agave ranges between six and eight years; based on this, biological assets are classified as mature and immature. Mature biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period based on the present value of future cash flows discounted at an appropriate rate for Mexico (income approach as per IFRS 13). Immature biological assets are plants that have not reached the point of maturity because their sugar content yield and weight is not enough to be harvested and there is no active market for such plants; consequently the company accounts for these assets by applying fair valuation using the cost approach (replacement cost).

Changes in biological assets were as follows:

	Biological assets $ million
Fair value	
At 30 June 2023	197
Exchange differences	(13)
Transferred to inventories	(23)
Fair value change	(17)
Farming cost capitalised	55
At 30 June 2024	**199**
Exchange differences	(7)
Transferred to inventories	(69)
Fair value change	11
Farming cost capitalised	42
At 30 June 2025	**176**

At 30 June 2025, the number of agave plants was approximately 25 million (2024 – 32 million), ranging from new plantations up to eight-year-old plants.

12. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets as part of property, plant and equipment, and depreciated on a straight-line basis with the charge recognised in cost of sales or in other operating items depending on the nature of the costs. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.

The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short-term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

(a) Movement in right-of-use assets

The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings $ million	Plant and equipment $ million	Total $ million
At 30 June 2023	426	237	663
Exchange differences	(6)	(3)	(9)
Additions	106	60	166
Disposals	(11)	(2)	(13)
Depreciation	(71)	(50)	(121)
At 30 June 2024	**444**	**242**	**686**
Exchange differences	12	11	23
Additions	73	83	156
Reclassification within property, plant and equipment	–	(79)	(79)
Reclassification to assets held for sale	(1)	(4)	(5)
Depreciation	(74)	(52)	(126)
At 30 June 2025	**454**	**201**	**655**

(b) Lease liabilities

	2025 $ million	2024 $ million
Current lease liabilities	(112)	(95)
Non-current lease liabilities	(541)	(509)
	(653)	**(604)**

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at $211 million (2024 – $262 million).

FINANCIAL STATEMENTS *continued*

(c) Amounts recognised in the consolidated income statement

In the year ended 30 June 2025, other external charges (within other operating items) included $43 million (2024 – $70 million) in respect of leases of low value assets and short-term leases and $23 million (2024 – $8 million) in respect of variable lease payments. See note 5 for further information relating to the interest expense on lease liabilities.

The total cash outflow for leases in the year ended 30 June 2025 was $212 million (2024 – $209 million).

13. Other investments

Accounting policies

Other investments are equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans $ million	Other investments $ million	Total $ million
Cost less allowances or fair value			
At 30 June 2023	43	28	71
Additions	18	9	27
Repayments and disposals	(17)	–	(17)
Fair value adjustment	–	(3)	(3)
Capitalised interest	5	–	5
Impairment reversed/(charged) during the year	14	(3)	11
At 30 June 2024	**63**	**31**	**94**
Exchange differences	**1**	**2**	**3**
Additions	**11**	**6**	**17**
Repayments and disposals	**(6)**	**–**	**(6)**
Capitalised interest	**5**	**–**	**5**
Impairment charged during the year	**(63)**	**(9)**	**(72)**
Provision movement	**1**	**–**	**1**
Transfer to associates/fair value adjustment	**(1)**	**(2)**	**(3)**
At 30 June 2025	**11**	**28**	**39**

Following a strategic review in March 2025, Diageo decided it would no longer be bringing any new brands into the Distill Ventures programme and exit several businesses, resulting in an impairment charge of $72 million in exceptional operating expenses for the year ended 30 June 2025. At 30 June 2025, loans comprise $11 million (2024 – $6 million; 2023 – $7 million) of loans to customers and other third parties, after allowances of $137 million (2024 – $138 million; 2023 – $152 million), and $nil (2024 – $57 million; 2023 – $36 million) of loans to associates.

14. Post-employment benefits

Accounting policies

The group's principal post-employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post-employment medical benefit liabilities and other unfunded defined benefit post-employment liabilities. For post-employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans' assets and the present value of the plans' liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimates and judgement in relation to various assumptions.

Diageo determines the assumptions on a country-by-country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the plans, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.

Where there is an accounting surplus on a defined benefit plan, management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.

(a) Post-employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Diageo's most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post-employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees' length of service and salary. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs.

The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom[1]	1 April 2024
Ireland[2]	31 December 2021
United States	1 January 2024

(1) The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between November 2005 and January 2018, were eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan) which was merged into the DPS in July 2023. Since January 2018, new employees have been eligible to become members of a master trust defined contribution plan.
(2) The Guinness Ireland Group Pension Scheme (GIGPS, the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plan. The latest valuation as at 31 December 2024 is currently underway and will be finalised during the course of the next financial year.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans' beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme, Diageo Ireland makes three nominations and appoints three further candidates nominated by representative groupings.

The amounts charged to the consolidated income statement and statement of comprehensive income for the group's defined benefit plans for the three years ended 30 June 2025 are as follows:

	2025 $ million	2024 $ million	2023 $ million
Current service cost and administrative expenses	**(88)**	(82)	(91)
Past service gains/(losses) – ordinary activities	**2**	3	(1)
Gains on curtailments and settlements	**–**	–	2
Charge to operating profit	**(86)**	(79)	(90)
Net finance income in respect of post-employment plans	**35**	37	53
Charge before taxation[1]	**(51)**	(42)	(37)
Actual returns less amounts included in finance income	**(460)**	(168)	(1,722)
Experience (losses)/gains	**(139)**	24	(273)
Changes in financial assumptions	**495**	20	1,150
Changes in demographic assumptions	**92**	43	65
Other comprehensive loss	**(12)**	(81)	(780)
Changes in the surplus restriction	**(1)**	5	9
Total other comprehensive loss	**(13)**	(76)	(771)

(1) The income/(charge) before taxation is in respect of the following countries:

	2025 $ million	2024 $ million	2023 $ million
United Kingdom	**2**	5	19
Ireland	**1**	3	1
United States	**(41)**	(35)	(38)
Other	**(13)**	(15)	(19)
	(51)	(42)	(37)

In addition to the charge in respect of defined benefit post-employment plans, contributions to the group's defined contribution plans were $70 million (2024 – $62 million; 2023 – $53 million).

The movements in the plan assets and liabilities for the two years ended 30 June 2025 are set out below:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2023	8,624	(7,876)	748
Exchange differences	(5)	4	(1)
Income/(charge) before taxation	383	(425)	(42)
Other comprehensive (loss)/income[1]	(168)	87	(81)
Contributions by the group	97	–	97
Settlements	(43)	43	–
Employee contributions	2	(2)	–
Benefits paid	(473)	473	–
At 30 June 2024	**8,417**	**(7,696)**	**721**
Exchange differences	**633**	**(608)**	**25**
Disposal of businesses	**–**	**3**	**3**
Reclassification to liabilities held for sale	**–**	**7**	**7**
Income/(charge) before taxation	**381**	**(432)**	**(51)**
Other comprehensive loss[1]	**(460)**	**448**	**(12)**
Contributions by the group	**64**	**–**	**64**
Employee contributions	**2**	**(2)**	**–**
Benefits paid	**(504)**	**504**	**–**
At 30 June 2025	**8,533**	**(7,776)**	**757**

(1) Excludes surplus restriction.

The plan assets and liabilities by type of post-employment benefit and country are as follows:

	2025		2024	
	Plan assets $ million	Plan liabilities $ million	Plan assets $ million	Plan liabilities $ million
Pensions				
United Kingdom	**5,640**	**(5,083)**	5,654	(5,028)
Ireland	**2,057**	**(1,599)**	1,954	(1,595)
United States	**595**	**(562)**	569	(534)
Other	**215**	**(230)**	216	(241)
Post-employment medical	**3**	**(266)**	3	(266)
Other post-employment	**23**	**(36)**	21	(32)
	8,533	**(7,776)**	8,417	(7,696)

The balance sheet analysis of the post-employment plans is as follows:

	2025		2024	
	Non-current assets[1] $ million	Non-current liabilities $ million	Non-current assets[1] $ million	Non-current liabilities $ million
Funded plans	**1,161**	**(146)**	1,146	(152)
Unfunded plans	**–**	**(263)**	–	(277)
	1,161	**(409)**	1,146	(429)

(1) Includes surplus restriction of $5 million (2024 – $4 million).

FINANCIAL STATEMENTS *continued*

The disclosures have been prepared in accordance with IFRIC 14 IAS 19. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2025, the DPS had a net surplus of $608 million (2024 – $689 million; 2023 – $742 million) and the GIGPS had a net surplus of $417 million (2024 – $332 million; 2023 – $328 million) and other schemes in a surplus totalled $136 million (2024 – $125 million; 2023 – $140 million). The DPS and GIGPS surpluses have been recognised with no provision made against them as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member's obligations have been met.

(b) Principal risks and assumptions

The material post-employment plans are not exposed to any unusual, entity-specific or scheme-specific risks but there are general risks:

Inflation – The majority of the plans' obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.

Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post-employment plans.

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans' liabilities.

Asset returns – Assets held by the pension plans are invested in a diversified portfolio including equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post-employment plans which in addition will also impact the post-employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group's deficit/surplus in the main post-employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States[1]		
	2025 %	2024 %	2023 %	2025 %	2024 %	2023 %	2025 %	2024 %	2023 %
Rate of general increase in salaries[2]	**3.3**	3.6	3.7	**3.4**	3.7	3.9	**–**	–	–
Rate of increase to pensions in payment	**2.5**	2.8	2.9	**2.0**	2.2	2.3	**–**	–	–
Rate of increase to deferred pensions	**2.3**	2.6	2.7	**2.0**	2.2	2.4	**–**	–	–
Discount rate for plan liabilities	**5.6**	5.1	5.2	**3.8**	3.6	3.6	**5.2**	5.3	4.9
Inflation – CPI	**2.3**	2.6	2.7	**2.0**	2.3	2.5	**2.3**	2.3	2.2
Inflation – RPI	**2.8**	3.1	3.2	**–**	–	–	**–**	–	–

(1) The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members' pension entitlement is dependent on the member's projected final salary.
(2) The salary increase assumptions include an allowance for age-related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom[1]			Ireland[2]			United States		
	2025 Age	2024 Age	2023 Age	2025 Age	2024 Age	2023 Age	2025 Age	2024 Age	2023 Age
Retiring currently at age 65									
Male	**86.7**	86.8	86.8	**86.9**	87.2	87.2	**85.8**	85.7	85.6
Female	**88.3**	88.4	88.4	**89.6**	89.7	89.6	**87.5**	87.4	87.2
Currently aged 45, retiring at age 65									
Male	**87.5**	88.1	88.1	**88.2**	88.8	88.8	**87.3**	87.2	87.1
Female	**90.0**	90.5	90.4	**91.0**	91.4	91.3	**88.9**	88.9	88.7

(1) Based on the CMI's S4 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2) Based on the CMI's S4 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.

For the significant assumptions, the following sensitivity analysis estimates the potential impacts on the consolidated income statement for the year ending 30 June 2026 and on the plan liabilities at 30 June 2025:

	United Kingdom			Ireland			United States		
Benefit/(cost)	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities[1] $ million
Effect of 0.5% increase in discount rate	2	15	**256**	–	6	**95**	2	2	**28**
Effect of 0.5% decrease in discount rate	(2)	(13)	**(282)**	(1)	(5)	**(105)**	(2)	(2)	**(31)**
Effect of 0.5% increase in inflation	(2)	(7)	**(154)**	–	(2)	**(61)**	(1)	(1)	**(10)**
Effect of 0.5% decrease in inflation	2	9	**181**	–	3	**66**	1	1	**9**
Effect of one year increase in life expectancy	–	(7)	**(186)**	–	(2)	**(66)**	–	(1)	**(17)**

(1) The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.

(i) The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation-linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy

The investment strategy for the group's funded post-employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and it takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds in order to provide protection against adverse movements in the liabilities of the plans. This includes corporate bonds and bonds held under sale and repurchase agreements (repos) whereby the bond is provided as security for bank funding to enable the acquisition of additional bonds to increase the level of protection provided. Repos are fully collateralised short-term agreements (typically up to 12 months in duration) and are a well-recognised investment practice as part of a risk management programme against interest rate or inflation risks. Under the UK Scheme, a significant amount of the repos are less than three months in duration. At 30 June 2025, approximately 96% and 100% (2024 – 95% and 100%) of the UK Scheme's liabilities measured on the Trustee's funding basis (gilts+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps. At 30 June 2025, approximately 93% and 109% (2024 – 90% and 112%) of the Irish plans' liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps.

The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

An analysis of the fair value of the plan assets is as follows:

	2025								
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities[1]	–	961	–	366	89	137	89	1,464	1,553
Bonds									
Fixed-interest government	224	22	–	80	56	8	280	110	390
Inflation-linked government	1,447	618	–	117	–	1	1,447	736	2,183
Investment grade corporate	–	846	–	667	19	427	19	1,940	1,959
Non-investment grade	5	640	2	375	–	49	7	1,064	1,071
Loan securities	18	315	–	116	–	–	18	431	449
Liability Driven Investment (LDI)	–	–	–	130	–	–	–	130	130
Property - unquoted	–	595	–	58	–	–	–	653	653
Hedge funds	–	–	–	–	–	10	–	10	10
Interest rate and inflation swaps	1	(264)	11	20	–	–	12	(244)	(232)
Cash and other	49	163	18	97	–	40	67	300	367
Total bid value of assets	1,744	3,896	31	2,026	164	672	1,939	6,594	8,533

	2024								
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities[1]	1	1,121	–	330	80	129	81	1,580	1,661
Bonds									
Fixed-interest government	943	25	–	60	62	10	1,005	95	1,100
Inflation-linked government	2,112	495	–	111	–	2	2,112	608	2,720
Investment grade corporate	–	503	–	623	21	311	21	1,437	1,458
Non-investment grade	4	448	5	346	–	146	9	940	949
Loan securities	–	421	–	107	–	–	–	528	528
Liability Driven Investment (LDI)	–	–	–	124	–	–	–	124	124
Property - unquoted	–	551	–	54	–	1	–	606	606
Hedge funds	–	–	–	–	–	6	–	6	6
Interest rate and inflation swaps	–	(1,126)	36	65	–	–	36	(1,061)	(1,025)
Cash and other	20	136	28	65	–	41	48	242	290
Total bid value of assets	3,080	2,574	69	1,885	163	646	3,312	5,105	8,417

(1) In Equities limited partnerships are included which invest primarily in loan securities.
(i) The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.
(ii) For the year ended 30 June 2025 the analyses of asset categories above includes $1,431 million (2024 - $1,626 million) in the United Kingdom, $1,147 million (2024 - $1,060 million) in Ireland and $598 million (2024 - $572 million) in the United States held in unquoted pooled investment vehicles.

Total cash contributions by the group to all post-employment plans in the year ending 30 June 2026 are estimated to be approximately $45 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011, the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2025 held inventory with a book value of $926 million (2024 – $819 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June 2025 and 30 June 2024.

In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million ($589 million) in cash, to purchase the UK Scheme's interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.

Irish plans

The triennial actuarial valuation as at 31 December 2024 is currently underway and will be finalised during the year ending 30 June 2026. The last valuation of the Guinness Ireland Group Pension Scheme at 31 December 2021 showed that the Scheme is fully funded on the Trustee's ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the years ended 30 June 2025 and 30 June 2024. The company has agreed with the Trustee on conditional contributions if there is a deficit in the Scheme on any of the next three valuation dates. These conditional contributions shall be payable over the three years following the valuation and the aggregate payment will be equal to the ongoing deficit disclosed, subject to the caps set out below:

	Valuation date					
	31 December 2024		31 December 2027		31 December 2030	
	€ million	$ million	€ million	$ million	€ million	$ million
Maximum conditional contribution	35	41	39	46	39	46

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States	
	2025 $ million	2024 $ million	2025 $ million	2024 $ million	2025 $ million	2024 $ million
Maturity analysis of benefits expected to be paid						
Within one year	**375**	311	**100**	88	**68**	64
Between 1 to 5 years	**1,430**	1,225	**478**	441	**215**	216
Between 6 to 15 years	**3,472**	3,123	**912**	870	**476**	456
Between 16 to 25 years	**2,986**	2,948	**745**	748	**315**	297
Beyond 25 years	**2,694**	3,378	**743**	816	**245**	230
Total	**10,957**	10,985	**2,978**	2,963	**1,319**	1,263
	years	years	**years**	years	**years**	years
Average duration of the defined benefit obligation	**12**	14	**13**	14	**9**	9

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 21.

STRATEGIC REPORT | GOVERNANCE REPORT | FINANCIAL STATEMENTS | ADDITIONAL INFORMATION

15. Working capital

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. All maturing inventories and raw materials are classified as current assets, as they are expected to be realised in the normal operating cycle which can be a period of several years.

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised cost less any allowance for discounts and doubtful debts. Trade receivables arise from contracts with customers, and are recognised when performance obligations are satisfied, and the consideration due is unconditional as only the passage of time is required before the payment is received. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent considerations recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. This assessment considers the commercial purpose of the facility, whether payment terms are similar to customary payment terms, whether the group is legally discharged from its obligation towards suppliers before the end of the original payment term, and the group's involvement in agreeing terms between banks and suppliers.

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(a) Inventories

	2025 $ million	2024 $ million
Raw materials and consumables	**604**	639
Work in progress	**131**	118
Maturing inventories	**8,677**	7,832
Finished goods and goods for resale	**1,246**	1,131
	10,658	9,720

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories can be utilised only after more than one year:

	2025 $ million	2024 $ million
Raw materials and consumables	**50**	19
Maturing inventories	**6,942**	5,885
	6,992	5,904

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2025 $ million	2024 $ million	2023 $ million
Balance at beginning of the year	**124**	128	113
Exchange differences	**(6)**	(3)	(27)
Income statement charge	**89**	51	66
Utilised	**(27)**	(47)	(23)
Sale of businesses	**–**	(5)	(1)
Balance at the end of the year	**180**	124	128

(b) Trade and other receivables

	2025		2024	
	Current assets $ million	Non-current assets $ million	Current assets $ million	Non-current assets $ million
Trade receivables	**2,789**	**–**	2,674	–
Interest receivable	**19**	**–**	31	–
VAT recoverable and other prepaid taxes	**242**	**17**	227	17
Other receivables	**283**	**18**	240	14
Prepayments	**133**	**3**	274	7
Accrued income	**38**	**–**	41	–
	3,504	**38**	3,487	38

At 30 June 2025, approximately 19%, 14% and 16% of the group's trade receivables of $2,789 million are due from counterparties based in the United States, India and United Kingdom, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2025 $ million	2024 $ million
Not overdue	**2,633**	2,490
Overdue 1 – 30 days	**41**	43
Overdue 31 – 60 days	**10**	31
Overdue 61 – 90 days	**10**	27
Overdue 91 – 180 days	**7**	71
Overdue more than 180 days	**88**	12
	2,789	2,674

Balances overdue more than 180 days on 30 June 2025 are primarily due from institutional customers in certain countries with low credit risk.

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2025 $ million	2024 $ million	2023 $ million
Balance at beginning of the year	**95**	112	143
Exchange differences	**1**	(3)	(10)
Income statement charge/(release)	**27**	8	(4)
Utilised	**(24)**	(22)	(17)
Balance at the end of the year	**99**	95	112

FINANCIAL STATEMENTS *continued*

(c) Trade and other payables

	2025		2024	
	Current liabilities $ million	Non-current liabilities $ million	Current liabilities $ million	Non-current liabilities $ million
Trade payables	3,123	–	3,071	–
Interest payable	415	–	358	–
Tax and social security excluding income tax	690	–	724	–
Other payables	705	192	499	304
Accruals	1,852	–	1,564	–
Deferred income	82	–	84	–
Dividend payable	61	–	31	–
Dividend payable to non-controlling interests	24	–	23	–
	6,952	192	6,354	304

Interest payable at 30 June 2025 includes interest on non-derivative financial instruments of $352 million (2024 – $291 million). Accruals at 30 June 2025 include $839 million (2024 – $764 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is $84 million (2024 – $92 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of $107 million (2024 – $231 million). For further information on contingent consideration, see note 16(g).

Together with the group's partner banks, supply chain financing (SCF) facilities are provided to suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. Payment terms continue to be agreed directly between the group and suppliers, independently from the availability of SCF facilities. Liabilities are settled in accordance with the original due date of invoices. The group does not incur any fees or receive any rebates where the suppliers choose to utilise these facilities. The group has determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets.

	2025	2024
	Current liabilities $ million	Current liabilities $ million
Carrying amount that has been subject to SCF and presented in trade and other payables	1,006	894
– of which suppliers have received payment from finance provider[1]	644	–

(1) The group applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.

Range of payment due dates were as follows:

	2025	
	Minimum Days after invoice date[1]	Maximum Days after invoice date[1]
Trade and other payables subject to SCF arrangements	0	150
Comparable trade and other payables that are not part of the arrangements[2]	0	150

(1) Suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. The group's payment terms commence from the invoice date. However, for certain categories of external suppliers and in alignment with industry standards, payment terms begin from the date a valid invoice is received. In Greater China, the range of payment due dates are between 0-240 days, which is in line with local market practice.
(2) Comparable trade payables are payables outside of SCFs that fall within the same jurisdiction or business line as payables that form part of SCFs.

(d) Provisions

	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2023	212	244	456
Exchange differences	–	(3)	(3)
Income statement charge	–	61	61
Utilised	(17)	(103)	(120)
Transfers from other payables	–	(5)	(5)
Unwinding of discounts	6	2	8
At 30 June 2024	201	196	397
Exchange differences	2	(1)	1
Income statement charge	15	169	184
Utilised	(19)	(36)	(55)
Transfers from other payables	–	1	1
Unwinding of discounts	6	5	11
At 30 June 2025	205	334	539
Current liabilities	19	204	223
Non-current liabilities	186	130	316
	205	334	539

Provisions have been established in respect of the discounted value of the group's commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

The largest items in other provisions at 30 June 2025 is $53 million (2024 – $54 million) in respect of deferred employee compensation plans which will be utilised when employees leave the group and $55 million (2024 – $nil) in respect of the Accelerate programme.

FINANCIAL STATEMENTS *continued*

Risk management and capital structure

Introduction

This section sets out the policies and procedures applied to manage the group's capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

16. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income.

The accounting policies for other investments and loans are described in note 13, for trade and other receivables and payables in note 15 and for cash and cash equivalents in note 17.

Financial assets and liabilities at fair value through income statement include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship when the amortised cost of the financial liabilities is adjusted with the fair value change attributable to the risk being hedged from the inception of the hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), commodity price risk of highly probable forecast transactions, as well as the cash flow risk from changes in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). Derivative instruments designated in hedge relationship are included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include critical terms, regression analysis and hypothetical derivative models.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity or interest exposure affects the income statement. When a hedge relationship no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity is either transferred to the income statement or amortised over its remaining life using the effective interest rate method.

Net investment hedges utilise either foreign currency borrowings or derivatives as hedging instruments. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency derivative contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Cost of hedging model is applied in case of cross-currency interest rate swaps in net investment hedges. The fair value changes attributable to the spot component of the hedging instruments are designated to offset foreign exchange differences of net investments and therefore taken to net investment hedge reserve. The fair value changes attributable to the forward component of the hedging instruments (including currency basis) are taken to the cost of hedging reserve and amortised to the consolidated income statement.

The group's funding, liquidity and exposure to foreign currency, interest rate and commodity price risk are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and reviewed by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2025 and 30 June 2024, gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

The Finance Committee receives a quarterly report on the key activities of the treasury department, however any exposures which differ from the defined benchmarks are reported as they arise.

(a) Currency risk

The group presents its consolidated financial statements in US dollar and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which affects the group's transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk, the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis.

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the US dollar value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2025, the group maintained the total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2025, foreign currency borrowings (euro, sterling) and financial derivatives (Chinese yuan, euro, Canadian Dollar) designated in net investment hedge relationships amounted to $9,561 million bonds and $2,255 million derivatives (2024 – $8,109 million bonds and $3,198 million derivatives).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group's policy is to hedge forecast transactional net of translational foreign currency risk on major currency pair exposures up to 36 months, targeting 75% operating profit level net exposure coverage for the current financial year, and on other currency exposures up to 18 months. The group's exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group's net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, the current group's policy is to maintain fixed rate borrowings within a band of 70% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group's existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

The interest rate profile of the group's net borrowings is as follows:

	2025		2024	
	$ million	%	$ million	%
Fixed rate	19,051	87	16,174	77
Floating rate[1]	2,289	11	4,384	21
Impact of financial derivatives and fair value adjustments	(139)	(1)	(145)	(1)
Lease liabilities	653	3	604	3
Net borrowings	**21,854**	**100**	**21,017**	**100**

(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, and bank overdrafts.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate		
2025 $ million	2024 $ million	2023 $ million	2025 %	2024 %	2023 %
21,540	21,034	18,362	4.1	4.3	3.9

(i) For this calculation, net interest charge includes interest capitalised and excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arising from commodity exposures below 75 bps of forecast gross profit in any given financial year. Where derivative contracts are used, the commodity price risk exposure is hedged up to 36 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in US dollar against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post-employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

FINANCIAL STATEMENTS *continued*

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events as actual gains or losses in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)[1] [2]	
	2025 $ million	2024 $ million	2025 $ million	2024 $ million
0.5% decrease in interest rates	30	22	38	43
0.5% increase in interest rates	(29)	(22)	(37)	(42)
10% weakening of US dollar	(46)	(39)	(1,049)	(974)
10% strengthening of US dollar	37	33	867	813

(1) The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.

(2) The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets of $6,543 million (2024 – $5,221 million) represents the group's exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

Credit risk is managed separately for financial and business related credit exposures.

According to the enforceable master netting agreements with counterparties, in the event of default, derivative financial instruments with the same counterparty can be settled net. The table below shows the group's financial assets and liabilities that could be subject to offset in the balance sheet and the impact of a trigger for the enforcement of the master netting agreement after applying any existing collaterals.

	Gross amount $ million	Right of asset offset $ million	Right of liability offset $ million	Net amount $ million
2025				
Derivative financial assets	733	(147)	(72)	514
Derivative financial liabilities	(275)	147	72	(56)
2024				
Derivative financial assets	483	(184)	(139)	160
Derivative financial liabilities	(486)	184	139	(163)

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to investment grade banks and financial institutions, and policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency, interest rate and commodity price risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties' credit quality reflecting market credit conditions.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2025, the collateral held under these agreements amounted to $nil (2024 – $14 million liability).

Business related credit risk

Exposures from loans, trade and other receivables are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers that are internationally dispersed.

(f) Liquidity risk

Liquidity risk is the risk of Diageo encountering difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group's policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group's financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year $ million	Due between 1 and 3 years $ million	Due between 3 and 5 years $ million	Due after 5 years $ million	Total $ million	Carrying amount at balance sheet date $ million
2025						
Borrowings[1]	(2,938)	(4,709)	(4,331)	(12,078)	(24,056)	(23,748)
Interest on borrowings[1][2]	(935)	(1,261)	(1,061)	(2,320)	(5,577)	(352)
Lease capital repayments	(112)	(163)	(112)	(266)	(653)	(653)
Lease future interest payments	(25)	(35)	(24)	(40)	(124)	–
Trade and other financial liabilities[3]	(5,912)	(165)	(16)	(23)	(6,116)	(6,039)
Non-derivative financial liabilities	(9,922)	(6,333)	(5,544)	(14,727)	(36,526)	(30,792)
Cross currency swaps (gross)						
Receivable	171	909	1,097	4,960	7,137	
Payable	(164)	(918)	(1,063)	(4,446)	(6,591)	
FX forwards (gross)						
Receivable	7,537	763	–	–	8,300	
Payable	(7,441)	(693)	–	–	(8,134)	
Other derivative instruments (net)	(90)	(84)	(65)	(11)	(250)	
Derivative instruments[2]	13	(23)	(31)	503	462	438
2024						
Borrowings[1]	(2,902)	(4,991)	(4,259)	(9,812)	(21,964)	(21,501)
Interest on borrowings[1][2]	(791)	(1,043)	(789)	(1,866)	(4,489)	(291)
Lease capital repayments	(95)	(148)	(95)	(266)	(604)	(604)
Lease future interest payments	(19)	(30)	(22)	(44)	(115)	–
Trade and other financial liabilities[3]	(5,316)	(280)	(217)	(5)	(5,818)	(5,619)
Non-derivative financial liabilities	(9,123)	(6,492)	(5,382)	(11,993)	(32,990)	(28,015)
Cross currency swaps (gross)						
Receivable	128	549	1,249	3,666	5,592	
Payable	(126)	(549)	(1,303)	(3,341)	(5,319)	
FX forwards (gross)						
Receivable	7,164	1,141	–	–	8,305	
Payable	(7,042)	(1,135)	–	–	(8,177)	
Other derivative instruments (net)	(161)	(145)	(76)	(33)	(415)	
Derivative instruments[2]	(37)	(139)	(130)	292	(14)	(23)

(1) For the purposes of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.

(2) Carrying amount of interest on borrowings, interest on derivatives and interest on other payables is included within interest payable in note 15.

(3) Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

The group had available undrawn committed bank facilities as follows:

	2025 $ million	2024 $ million
Expiring within one year	1,040	625
Expiring between one and two years	–	1,040
Expiring after two years	2,460	1,585
	3,500	3,250

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

There are no financial covenants on the group's material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout the years presented.

FINANCIAL STATEMENTS *continued*

(g) Fair value measurements

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2025, an amount of $101 million (30 June 2024 – $198 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2025, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is the last day of

the next financial year considering forecast future performance. The put option is not sensitive to reasonably possible changes in assumptions. If the option was to be exercised as at 30 June 2027, the fair value of the liability would increase by approximately $5 million.

Included in other financial liabilities, contingent considerations on acquisition of businesses represent the present value of payments up to $137 million (2024 – $273 million) which are expected to be paid over the next three years.

Contingent considerations linked to certain volume targets at 30 June 2025 were $35 million (2024 – $153 million), mainly in respect of the Ritual Zero Proof and Meczal Unión acquisitions. Contingent considerations linked to certain financial performance targets at 30 June 2025 were $90 million (2024 – $92 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2025.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	2025 $ million	2024 $ million
Derivative assets	**733**	497
Derivative liabilities	**(275)**	(486)
Valuation techniques based on observable market input (Level 2)	**458**	11
Financial assets - other	**75**	333
Financial liabilities - other	**(226)**	(443)
Valuation techniques based on unobservable market input (Level 3)	**(151)**	(110)

In the year ended 30 June 2025, the decrease in financial assets - other of $258 million is mainly attributable to the impairment of investments. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.

The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability 2025 $ million	Contingent consideration recognised on acquisition of businesses 2025 $ million	Zacapa financial liability 2024 $ million	Contingent consideration recognised on acquisition of businesses 2024 $ million
At the beginning of the year	**(198)**	**(245)**	(274)	(391)
Net gains included in the income statement	**7**	**133**	–	145
Net losses included in exchange in other comprehensive income	**–**	**(8)**	–	–
Net gains included in retained earnings	**89**	**–**	73	–
Acquisitions	**–**	**(12)**	–	–
Settlement of liabilities	**1**	**7**	3	1
At the end of the year	**(101)**	**(125)**	(198)	(245)

(h) Results of hedge relationships

The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from changes in hedged balance sheet positions, group net investment positions, or subsequent changes in the forecast transactions as a result of differences in timing, cash flows or values except when the critical terms of the hedging instrument and hedged item are closely aligned. Where applicable, the change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

Further to the foreign currency borrowings in net investment hedge relationships disclosed in note 16(a), the notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts $ million	Maturity	Range of hedged rates
2025			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	**2,255**	**August 2025 - October 2027**	**euro 0.84 - 0.85 Canadian dollar 1.29 - 1.48 Chinese yuan 6.93 - 7.29**
Foreign currency borrowings in net investment hedges	**9,561**	**May 2026 - August 2044**	**sterling 0.75 - 0.82 euro 0.86 - 0.94**
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	**2,873**	**September 2028 - June 2034**	**euro 0.89 - 0.90**
Derivatives in cash flow hedge (foreign currency risk)[1]	**1,586**	**September 2025 - January 2028**	**sterling 0.74 - 0.81 Mexican peso 17.73 - 23.69**
Derivatives in cash flow hedge (commodity price risk)[1]	**275**	**July 2025 - June 2027**	**Aluminium: 2,426.00 - 2,693.50 USD/Mt**
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)[2]	**4,229**	**September 2025 - April 2035**	**EURIBOR 1.93 - 1.94% SOFR 0.27 - 1.61%**
2024			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	3,198	September 2024 - April 2043	sterling 0.53 - 0.78 euro 0.91 - 0.93 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	8,109	September 2024 - June 2038	sterling 0.76 - 0.82 euro 0.89 - 0.94
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	2,747	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)[1]	1,855	September 2024 - December 2025	sterling 0.78 - 0.94 euro 0.87 - 0.93 Mexican peso 17.73 - 20.57
Derivatives in cash flow hedge (commodity price risk)[1]	207	July 2024 - September 2025	Feed Wheat: 177.50 - 206.00 USD/Bu Natural Gas: 0.86 - 1.40 USD/therm
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)[2]	4,044	April 2025 - April 2030	EURIBOR 1.93 - 1.94% SOFR 0.27 - 1.61%

(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract's hedged rates are presented.
(2) In case of derivatives in fair value hedges, the range of the floating interest rates of the derivatives are presented.

For cross currency swaps used in cash flow hedges to manage currency risk, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2028, 2032 and 2034. Exchange retranslation and the interest on the hedged bonds are expected to offset those on the cross currency swaps in the income statement in each of the years.

In respect of cash flow hedging instruments, a gain of $298 million (2024 – $13 million gain; 2023 – $297 million gain) was recognised in other comprehensive income due to changes in fair value. A gain of $68 million was transferred out of other comprehensive income to other operating expenses and a gain of $230 million to other finance charges, respectively, (2024 – a gain of $266 million and a loss of $152 million; 2023 – a gain of $16 million and a loss of $65 million) to offset the foreign exchange impact on the underlying transactions. A loss of $19 million (2024 – $9 million loss, 2023 – $39 million gain) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. For cash flow hedges in respect of foreign currency debt, the notional amount of hedged items recognised in the consolidated balance sheet equals the notional value of the hedging instruments at 30 June 2025 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2025 was $2,873 million (2024 – $2,747 million).

FINANCIAL STATEMENTS *continued*

In respect of derivatives in net investment hedges, a loss of $77 million was recognised in other comprehensive income due to changes in fair value. The total cost of hedging during the year ended 30 June 2025 was $101 million, a gain of $26 million was transferred out of other comprehensive income to other finance charges.

For cash flow hedges of forecast transactions at 30 June 2025, based on year end interest and exchange rates, a gain to the income statement of $67 million in the year ending 30 June 2026 and a gain of $29 million in the year ending 30 June 2027 is expected to be recognised.

The amount relating to the hedges of foreign currency borrowings that are no longer applicable at 30 June 2025 is $114 million (2024 – $24 million). The amortisation of fair value of financial derivatives at 30 June 2025 was $5 million gain (2024 – $3 million) in the income statement. There was no significant ineffectiveness on net investment and cash flow hedges during the years ended 30 June 2025 and 2024.

From the total exchange reserve of $3,333 million (2024 – $2,488 million), $2,665 million (2024 – $2,470 million) is attributable to net investment hedges for which hedge accounting no longer applies.

The $4,229 million (2024 – $4,044 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2025 and the carrying amount of hedged items is included within borrowings in the consolidated balance sheet.

The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year $ million	Consolidated income statement $ million	Consolidated statement of comprehensive income $ million	Other[2] $ million	At the end of the year $ million
2025					
Net investment hedges[1]					
Derivatives in net investment hedges of foreign operations	367	44	(2)	(426)	(17)
Foreign currency borrowings in net investment hedges	(8,109)	–	(768)	(684)	(9,561)
Cash flow hedges[1]					
Derivatives in cash flow hedge (foreign currency debt)	(32)	230	(69)	56	185
Derivatives in cash flow hedge (foreign currency risk)	27	54	76	(54)	103
Derivatives in cash flow hedge (commodity price risk)	(9)	(19)	(1)	21	(8)
Fair value hedges[1]					
Derivatives in fair value hedge (interest rate risk)	(376)	166	–	–	(210)
Fair value hedge hedged item	368	(163)	–	–	205
Instruments in fair value hedge relationship	(8)	3	–	–	(5)
2024					
Net investment hedges[1]					
Derivatives in net investment hedges of foreign operations	–	22	(66)	411	367
Foreign currency borrowings in net investment hedges	(12,584)	–	(82)	4,557	(8,109)
Cash flow hedges[1]					
Derivatives in cash flow hedge (foreign currency debt)	438	(152)	94	(412)	(32)
Derivatives in cash flow hedge (foreign currency risk)	232	203	(205)	(203)	27
Derivatives in cash flow hedge (commodity price risk)	(32)	(9)	22	10	(9)
Fair value hedges[1]					
Derivatives in fair value hedge (interest rate risk)	(476)	100	–	–	(376)
Fair value hedge hedged item	469	(101)	–	–	368
Instruments in fair value hedge relationship	(7)	(1)	–	–	(8)

(1) There was no significant ineffectiveness on net investment, cash flow and fair value hedges during the years ended 30 June 2025 and 2024, accordingly the fair value movement of the hedged items was materially similar and offsetting the movement of the hedges.

(2) Other movements include cash flows on result of matured derivatives, notional of bonds designated in or de-designated from net investment hedges and reclassification of hedging instruments between hedge portfolios and de-designation of hedging instruments.

(i) Reconciliation of financial instruments

The table below sets out the group's accounting classification of each class of financial assets and liabilities:

	Fair value through income statement $ million	Assets and liabilities at amortised cost $ million	Not categorised as a financial instrument $ million	Total $ million	Current $ million	Non-current $ million
2025						
Other investments and loans[1]	75	1	–	76	–	76
Trade and other receivables	–	3,120	422	3,542	3,504	38
Cash and cash equivalents	–	2,200	–	2,200	2,200	–
Derivatives in cash flow hedge (foreign currency debt)	185	–	–	185	–	185
Derivatives in cash flow hedge (foreign currency risk)	110	–	–	110	71	39
Derivatives in cash flow hedge (commodity price risk)	3	–	–	3	1	2
Derivatives in net investment hedge	5	–	–	5	5	–
Trading derivatives (cross currency swaps)	388	–	–	388	–	388
Other instruments	455	–	–	455	447	8
Leases	–	1	–	1	–	1
Total other financial assets	1,146	1	–	1,147	524	623
Total financial assets	1,221	5,322	422	6,965	6,228	737
Borrowings[2]	–	(23,748)	–	(23,748)	(2,928)	(20,820)
Trade and other payables	(125)	(5,979)	(1,040)	(7,144)	(6,952)	(192)
Derivatives in fair value hedge (interest rate risk)	(210)	–	–	(210)	(8)	(202)
Derivatives in cash flow hedge (foreign currency risk)	(7)	–	–	(7)	(7)	–
Derivatives in cash flow hedge (commodity price risk)	(11)	–	–	(11)	(11)	–
Derivatives in net investment hedge	(22)	–	–	(22)	(14)	(8)
Other instruments	(126)	–	–	(126)	(126)	–
Leases	–	(653)	–	(653)	(112)	(541)
Total other financial liabilities	(376)	(653)	–	(1,029)	(278)	(751)
Total financial liabilities	(501)	(30,380)	(1,040)	(31,921)	(10,158)	(21,763)
Total net financial assets/(liabilities)	720	(25,058)	(618)	(24,956)	(3,930)	(21,026)
2024						
Other investments and loans[1]	333	59	–	392	–	392
Trade and other receivables	–	2,971	554	3,525	3,487	38
Cash and cash equivalents	–	1,130	–	1,130	1,130	–
Derivatives in cash flow hedge (foreign currency risk)	62	–	–	62	58	4
Derivatives in cash flow hedge (commodity price risk)	5	–	–	5	5	–
Derivatives in net investment hedge	386	–	–	386	17	369
Other instruments	275	–	–	275	275	–
Total other financial assets	728	–	–	728	355	373
Total financial assets	1,061	4,160	554	5,775	4,972	803
Borrowings[2]	–	(21,501)	–	(21,501)	(2,885)	(18,616)
Trade and other payables	(245)	(5,373)	(1,040)	(6,658)	(6,354)	(304)
Derivatives in fair value hedge (interest rate risk)	(376)	–	–	(376)	(16)	(360)
Derivatives in cash flow hedge (foreign currency debt)	(32)	–	–	(32)	–	(32)
Derivatives in cash flow hedge (foreign currency risk)	(35)	–	–	(35)	(14)	(21)
Derivatives in cash flow hedge (commodity price risk)	(14)	–	–	(14)	(14)	–
Derivatives in net investment hedge	(19)	–	–	(19)	(1)	(18)
Other instruments	(208)	–	–	(208)	(208)	–
Leases	–	(604)	–	(604)	(95)	(509)
Total other financial liabilities	(684)	(604)	–	(1,288)	(348)	(940)
Total financial liabilities	(929)	(27,478)	(1,040)	(29,447)	(9,587)	(19,860)
Total net financial assets/(liabilities)	132	(23,318)	(486)	(23,672)	(4,615)	(19,057)

(1) Other investments and loans include those in respect of associates.

(2) Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2025 and 30 June 2024, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values.

At 30 June 2025, the fair value of borrowings, based on unadjusted quoted market data, was $23,197 million (2024 – $20,663 million).

FINANCIAL STATEMENTS *continued*

(j) Capital management

The group's management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5–3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo's leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5–3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2025, the adjusted net borrowings of $22,263 million (2024 – $21,446 million) to adjusted EBITDA ratio was 3.4 (2024 – 3.0) times. For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $409 million (2024 – $429 million) whilst adjusted EBITDA of $6,645 million (2024 – $7,037 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes current performance trends, including sales, profit after tax and cash generation. Diageo aims for dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2025, dividend cover was 1.6 times (2024 - 1.7 times). The group will keep future returns of capital, including dividends, under review to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend of 62.98 cents per share (2024 – 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 October 2025. The ex-dividend date is 16 October 2025 for holders of ordinary shares and 17 October 2025 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 4 December 2025. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.

17. Net borrowings

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated in fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

	2025 $ million	2024 $ million
Bank overdrafts	22	21
Commercial paper	–	479
Bank and other loans	83	76
Credit support obligations	–	14
$600 million 2.125% bonds due 2024[2]	–	600
€500 million 1.750% bonds due 2024	–	535
€600 million 1.000% bonds due 2025	–	641
€500 million 3.500% bonds due 2025	–	534
$500 million 5.200% bonds due 2025[2]	500	–
$750 million 1.375% bonds due 2025[2]	750	–
€850 million 2.375% bonds due 2026	995	–
€500 million floating bonds due 2026	586	–
Fair value adjustment to borrowings	(8)	(15)
Borrowings due within one year	**2,928**	**2,885**
$500 million 5.200% bonds due 2025[2]	–	499
$750 million 1.375% bonds due 2025[2]	–	749
€850 million 2.375% bonds due 2026	–	908
€500 million floating bonds due 2026	–	535
£500 million 1.750% bonds due 2026	683	630
$800 million 5.375% bonds due 2026[2]	799	797
€750 million 1.875% bonds due 2027	878	800
€500 million 1.500% bonds due 2027	586	534
$750 million 5.300% bonds due 2027[2]	749	748
$500 million 3.875% bonds due 2028[2]	499	498
£300 million 2.375% bonds due 2028	409	377
€700 million 0.125% bonds due 2028	818	746
£300 million 2.875% bonds due 2029	410	377
€750 million 1.500% bonds due 2029	878	801
$1,000 million 2.375% bonds due 2029[2]	994	993
$1,000 million 2.000% bonds due 2030[2]	996	995
$750 million 5.125% bonds due 2030[1]	748	–
€700 million 3.125% bonds due 2031	821	–
€300 million 3.125% bonds due 2031	353	–
€1,000 million 2.500% bonds due 2032	1,168	1,066
$750 million 2.125% bonds due 2032[2]	745	744
£400 million 1.250% bonds due 2033	543	500
$750 million 5.500% bonds due 2033[2]	745	744
$900 million 5.625% bonds due 2033[2]	895	894
€900 million 1.875% bonds due 2034	1,049	957
$400 million 7.450% bonds due 2035[1]	400	400
€700 million 3.375% bonds due 2035	814	–
$750 million 5.625% bonds due 2035[1]	743	–
$600 million 5.875% bonds due 2036[2]	595	594
£600 million 2.750% bonds due 2038	816	752
$500 million 4.250% bonds due 2042[1]	495	495
$500 million 3.875% bonds due 2043[2]	492	492
€500 million 3.750% bonds due 2044	578	–
Bank and other loans	318	344
Fair value adjustment to borrowings	(197)	(353)
Borrowings due after one year	**20,820**	**18,616**
Total borrowings before leases and derivative financial instruments	**23,748**	**21,501**
Fair value of cross currency interest rate swaps	(559)	(323)
Fair value of foreign currency swaps and forwards	2	(11)
Fair value of interest rate hedging instruments	210	376
Lease liabilities	653	604
Gross borrowings	**24,054**	**22,147**
Less: Cash and cash equivalents	(2,200)	(1,130)
Net borrowings	**21,854**	**21,017**

(1) SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2) SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.

(i) The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii) Bonds are stated net of unamortised finance costs of $103 million (2024 – $95 million).
(iii) All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group's 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.

Gross borrowings before leases and derivative financial instruments are expected to mature as follows:

	2025 $ million	2024 $ million
Within one year	2,928	2,885
Between one and three years	4,662	4,873
Between three and five years	4,159	4,222
Beyond five years	11,999	9,521
	23,748	21,501

During the year, the following bonds were issued and repaid:

	2025 $ million	2024 $ million	2023 $ million
Issued			
€ denominated	2,452	535	548
$ denominated	1,491	1,690	1,989
Repaid			
€ denominated	(1,816)	(1,167)	–
$ denominated	(600)	(500)	(1,650)
	1,527	558	887

(a) Reconciliation of movement in net borrowings

	2025 $ million	2024 $ million
At beginning of the year	21,017	19,582
Net (increase)/decrease in cash and cash equivalents before exchange	(1,083)	596
Net increase in bonds and other borrowings	898	453
Net (decrease)/increase in net borrowings from cash flows	**(185)**	**1,049**
Exchange differences on net borrowings	921	199
Other non-cash items[1]	101	187
Net borrowings at the end of the year	**21,854**	**21,017**

(1) In the year ended 30 June 2025, other non-cash items are principally in respect of fair value losses on borrowings of $182 million and an increase in lease liabilities of $147 million partially offset by gains on cross currency interest rate swaps and interest rate swaps of $183 million and reclassification from assets held for sale of $45 million. In the year ended 30 June 2024, other non-cash items are principally in respect of fair value losses on borrowings of $116 million and an increase in lease liabilities of $152 million partially offset by gains of cross currency interest rate swaps and interest rate swaps of $111 million and reclassification of cash to assets held for sale of $30 million.

(b) Analysis of gross borrowings by currency

	2025		2024	
	Cash and cash equivalents $ million	Gross borrowings[1] $ million	Cash and cash equivalents $ million	Gross borrowings[1] $ million
US dollar	1,430	(11,395)	130	(9,590)
Euro[2]	23	(6,164)	59	(5,820)
Sterling	39	(4,408)	29	(4,767)
Canadian dollar[3]	19	(1,049)	33	(81)
Kenyan shilling	58	(233)	55	(295)
Indian rupee	179	(71)	170	(57)
Mexican peso	2	415	34	(261)
Chinese yuan	145	(924)	258	(964)
Other	305	(225)	362	(312)
Total	**2,200**	**(24,054)**	**1,130**	**(22,147)**

(1) Includes foreign currency forwards and swaps and leases.
(2) Includes $15 million (euro) cash and cash equivalents in cash-pooling arrangements (2024 – $11 million (euro)).
(3) Net investment hedge in Canadian dollar at 30 June 2025.

18. Equity

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed of and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on Monte Carlo and Black Scholes models and is charged to the income statement over the vesting period. For equity settled shares, the credit is included in retained earnings.

Dividends are recognised in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28101/108 pence each

	Number of shares million	Nominal value $ million
At 30 June 2023	2,460	898
Shares cancelled	(28)	(11)
At 30 June 2024	**2,432**	**887**
Shares cancelled	–	–
At 30 June 2025	**2,432**	**887**

(b) Hedging and exchange reserve

	Hedging reserve $ million	Exchange reserve $ million	Total $ million
At 30 June 2022	32	(3,270)	(3,238)
Retranslation impact of opening balances[1]	–	(173)	(173)
Other comprehensive income/(loss)	261	(256)	5
At 30 June 2023	293	(3,699)	(3,406)
Other comprehensive loss	(154)	(613)	(767)
At 30 June 2024	**139**	**(4,312)**	**(4,173)**
Other comprehensive income	**79**	**466**	**545**
At 30 June 2025	**218**	**(3,846)**	**(3,628)**

(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group's presentation currency.

Out of the total hedging reserve, a deficit of $3 million (2024 – $78 million) represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration $ million
At 30 June 2022	219	2,223
Retranslation impact of opening balances[1]	–	93
Share trust arrangements	(1)	(15)
Shares used to satisfy options	(2)	(15)
Shares purchased – share buyback programme	38	1,673
Shares cancelled	(38)	(1,673)
At 30 June 2023	216	2,286
Share trust arrangements	(2)	(19)
Shares used to satisfy options	(2)	(17)
Shares purchased – share buyback programme	28	987
Shares cancelled	(28)	(987)
At 30 June 2024	**212**	**2,250**
Share trust arrangements	**(1)**	**(14)**
Shares used to satisfy options	**(1)**	**(8)**
At 30 June 2025	**210**	**2,228**

(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group's presentation currency.

Share trust arrangements

At 30 June 2025, the employee share trusts owned 3 million of ordinary shares in Diageo plc at a cost of $62 million and market value of $73 million (2024 – 3 million shares at a cost of $66 million, market value $97 million; 2023 – 3 million shares at a cost of $66 million, market value $127 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 26 September 2024 to purchase a maximum of 222,316,603 ordinary shares at a minimum price of 28101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or 15 months from the passing of this resolution, if earlier.

During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%) at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

(d) Dividends

	2025 $ million	2024 $ million	2023 $ million
Amounts recognised as distributions to equity shareholders in the year			
Final dividend for the year ended 30 June 2024 62.98 cents per share (2023 – 59.98 cents; 2022 – 52.71 cents)	**1,399**	1,349	1,200
Interim dividend for the year ended 30 June 2025 40.50 cents per share (2024 – 40.50 cents; 2023 – 38.57 cents)	**899**	894	871
	2,298	2,243	2,071

A final dividend of $1,399 million (62.98 cents per share; 2024 – 62.98 cents per share) was recommended by the Board of Directors on 4 August 2025 for approval by shareholders at the Annual General Meeting scheduled to be held on 6 November 2025 bringing the recommended full year dividend to 103.48 cents per share for the year ended 30 June 2025. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 42.79% non-controlling interest, Sichuan Shuijingfang Company Limited, a company incorporated in China, with a 36.35% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands.

Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2025			2024	2023
	USL $ million	Other $ million	Total $ million	Total $ million	Total $ million
Income statement					
Sales	**3,201**	**3,238**	**6,439**	6,224	6,409
Net sales	**1,405**	**2,463**	**3,868**	3,718	3,767
Profit for the year[1]	**181**	**347**	**528**	777	80
Other comprehensive loss[2]	**(50)**	**(241)**	**(291)**	(16)	(172)
Total comprehensive income/(loss)	**131**	**106**	**237**	761	(92)
Attributable to non-controlling interests	**56**	**127**	**183**	277	(66)
Balance sheet					
Non-current assets[3]	**1,300**	**4,229**	**5,529**	5,741	5,354
Current assets	**1,304**	**1,437**	**2,741**	2,545	2,316
Non-current liabilities	**(199)**	**(1,450)**	**(1,649)**	(1,774)	(1,656)
Current liabilities	**(565)**	**(1,038)**	**(1,603)**	(1,738)	(1,788)
Net assets	**1,840**	**3,178**	**5,018**	4,774	4,226
Attributable to non-controlling interests	**791**	**1,297**	**2,088**	2,038	1,853
Cash flow					
Net cash inflow from operating activities	**278**	**330**	**608**	693	604
Net cash outflow from investing activities	**(185)**	**(120)**	**(305)**	(211)	(236)
Net cash outflow from financing activities	**(77)**	**(317)**	**(394)**	(456)	(170)
Net increase/(decrease) in cash and cash equivalents	**16**	**(107)**	**(91)**	26	198
Exchange differences	**(4)**	**14**	**10**	(33)	(111)
Dividends payable to non-controlling interests	**(32)**	**(108)**	**(140)**	(121)	(117)

(1) Profit for the year includes exceptional operating items attributable to non-controlling interests.
(2) Other comprehensive loss is principally in respect of exchange on translating the subsidiaries to US dollar.
(3) Non-current assets include the global distribution rights for Ketel One vodka products worldwide. The carrying value of the distribution right at 30 June 2025 was $1,800 million (2024 – $1,800 million; 2023 – $1,800 million).

(i) On 30 September 2024, Diageo completed the sale of its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group.
(ii) On 28 January 2025, Diageo announced the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group.
(iii) On 02 April 2025, Diageo announced the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix Beverages.

FINANCIAL STATEMENTS *continued*

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2025 is as follows:

	2025 $ million	2024 $ million	2023 $ million
Executive share award plans	**48**	34	49
Executive share option plans	**9**	7	4
Savings plans	**2**	2	5
	59	43	58

Executive share awards have been granted under the Diageo 2014 Long-Term Incentive Plan (DLTIP) from September 2014 until September 2023 and are granted under the replacement plan, the Diageo 2023 Long-Term Incentive Plan from March 2024 onwards to some employees below the Board and from September 2024 to Executive Directors. Awards are granted as conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period.

Share awards normally vest on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded under DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company's ADRs (one ADR is equivalent to four ordinary shares).

For Executive Directors, performance shares under the DLTIP (for awards granted in 2023 and 2024) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; and 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo's three-year TSR against a relevant peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee and disclosed within the relevant Directors' Remuneration Report. The vesting range is 20% for Executive Directors, and 25% for other participants, for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance measures is not permitted.

For performance shares under the DLTIP, dividends are accrued on awards and are released to participants to the extent that the awards vest at the end of the performance period. Dividend equivalents are normally paid out in the form of shares.

Savings plans are provided in the form of a savings-related share option plan in the UK and Republic of Ireland (ROI) and in the form of savings-related share purchase plan in the US. Employees participating in these plans agree to make regular monthly savings to buy options over Diageo shares or American Depositary Receipts (ADRs) at a discounted price.

There are other share incentive plans available for all employees within the group, including the UK Share Incentive Plan, the ROI Profitshare Plan and the One World Share Incentive Plan introduced in the year ended 30 June 2025.

For the three years ended 30 June 2025, the calculation of the fair value of executive share awards used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2025	2024	2023
Risk free interest rate	**3.9%**	4.7%	3.1%
Expected life of the awards	**33 months**	33 months	35 months
Dividend yield	**3.4%**	2.6%	2.0%
Weighted average share price	**2426 p**	3118 p	3758 p
Weighted average fair value of awards granted in the year[1]	**1814 c**	1757 c	2318 c
Number of awards granted in the year	**3.4 million**	2.1 million	1.7 million
Fair value of all awards granted in the year	**$61 million**	$36 million	$40 million

(1) Based on transaction rate at grant date of the awards.

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2025 were as follows:

	2025 million	2024 million	2023 million
Number of awards outstanding at 1 July	**4.8**	4.9	5.2
Granted	**3.4**	2.1	1.7
Awarded	**(1.3)**	(1.8)	(1.1)
Forfeited	**(0.9)**	(0.4)	(0.9)
Number of awards outstanding at 30 June	**6.0**	4.8	4.9

The exercise price of share options outstanding at 30 June 2025 was in the range of 1709 pence – 3763 pence (2024 – 1709 pence – 3854 pence; 2023 – 1709 pence – 3864 pence).

At 30 June 2025, 4.6 million (2024 – 3.3 million, 2023 – 2.5 million share options were exercisable at a weighted average exercise price of 2512 pence (2024 – 2639 pence, 2023 – 2443 pence. Weighted average remaining contractual life of share options was 6 years at 30 June 2025 (2024 – 6 years, 2023 – 5 years).

Other financial statements disclosures

Introduction

This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

19. Contingent liabilities and legal proceedings

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made but no provision created.

Critical accounting judgements and estimates

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement. In such cases, appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters

As of 30 June 2025, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2025, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

FINANCIAL STATEMENTS *continued*

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets, including actively taking steps to retain the right to enforcement against Watson in Mauritius.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was heard in February 2025, and on 9 April 2025 the English High Court issued a judgement denying Dr Mallya's appeal and granting the appeal of the bank consortium. Dr Mallya is currently pursuing an application for annulment of the bankruptcy orders, which is scheduled to be heard on 13 October 2025. In light of ongoing proceedings in relation to the bankruptcy orders, the trial of Diageo's claim, which was scheduled to take place in March 2025, has been deferred and is currently awaiting rescheduling.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry.

Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed at present. While SEBI has filed an appeal against SAT's order before the Supreme Court of India, the next date for a substantive hearing is yet to be fixed. There can be no certainty as to the outcome or the timeframe within which such appeal will be concluded.

(e) USL's dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $906 million for Brazil and up to approximately $90 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 January 2025 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2025 is $120 million (corporate tax payments of $108 million and indirect tax payments of $12 million).

(g) Other

The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

20. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at $550 million (2024 – $783 million; 2023 – $755 million).

(b) Other commitments

The future minimum lease rentals payable in the year ended 30 June 2025 for short-term leases and leases of low-value assets are estimated at $19 million (2024 – $23 million; 2023 – $45 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2025, are estimated at $1 million (2024 – $3 million; 2023 – $14 million).

21. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm's length transactions.

(a) Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 22.

(b) Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drink products but also include the provision of management services.

Transactions and balances with associates and joint ventures are set out in the table below:

	2025 $ million	2024 $ million	2023 $ million
Income statement items			
Sales	10	14	13
Purchases	65	73	16
Balance sheet items			
Group payables	2	2	3
Group receivables	1	2	2
Loans receivable	37	355	254
Cash flow items			
Loans and equity contributions, net	84	134	112

Reduction in loans receivable in the year ended 30 June 2025 was primarily due to Diageo's decision to exit several Distill Ventures businesses.

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under 'Board of Directors' and 'Executive Committee'.

	2025 $ million	2024 $ million	2023 $ million
Salaries and short-term employee benefits	14	12	13
Annual incentive plan	8	4	7
Non-Executive Directors' fees	2	2	2
Share-based payments[1]	17	7	14
Post-employment benefits	2	2	2
	43	27	38

(1) Time-apportioned fair value of unvested options and share awards.

FINANCIAL STATEMENTS *continued*

Non-Executive Directors do not receive share-based payments or post-employment benefits.

There were no transactions with these related parties during the year ended 30 June 2025 on terms other than those that prevail in arm's length transactions.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was $0.2 million (2024 – $0.1 million; 2023 – $0.2 million).

(e) Directors' remuneration

	2025 $ million	2024 $ million	2023 $ million
Salaries and short-term employee benefits	4	4	3
Annual incentive plan	3	1	2
Non-Executive Directors' fees	2	2	2
Shares vesting[1]	4	18	5
Post-employment benefits	–	–	1
	13	25	13

(1) Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

22. Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned[1]	Business description
Subsidiaries				
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited[2]	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc[3]	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.[3]	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc[3]	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Türkiye	Türkiye	100%	Production, marketing and distribution of premium drinks
Associates				
Moët Hennessy[4]	France	Worldwide	34%	Production, marketing and distribution of premium drinks

(1) All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2) Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3) Directly owned by Diageo plc.
(4) Diageo's principal associate is Moët Hennessy of which Diageo owns 34% through two legal entities; Moët Hennessy, SAS and Moët Hennessy International.

See pages 206 to 211 for a complete list of subsidiary undertakings, associates and joint ventures.

Company balance sheet of Diageo plc

	Notes	30 June 2025 $ million	30 June 2025 $ million	30 June 2024 $ million	30 June 2024 $ million
Non-current assets					
Investments in subsidiary undertakings	3	77,297		76,103	
Other financial assets	4	258		378	
Post-employment benefit assets	6	608		689	
			78,163		77,170
Current assets					
Amounts owed by group undertakings	4	958		968	
Trade and other receivables	4	33		36	
Other financial assets	4	8		–	
Cash and cash equivalents		4		1	
			1,003		1,005
Total assets			79,166		78,175
Current liabilities					
Amounts owed to group undertakings	4	(6)		(14)	
Other financial liabilities	4	(8)		–	
Trade and other payables	4	(243)		(65)	
Provisions	7	(32)		(15)	
			(289)		(94)
Non-current liabilities					
Amounts owed to group undertakings	4	(9,989)		(10,940)	
Other financial liabilities	4	(170)		(294)	
Provisions	7	(181)		(178)	
Deferred tax liabilities	5	(79)		(106)	
Post-employment benefit liabilities	6	(52)		(64)	
			(10,471)		(11,582)
Total liabilities			(10,760)		(11,676)
Net assets			68,406		66,499
Equity					
Share capital (2025 – 2,432 million shares (2024 – 2,432 million shares) of 28 $^{101}/_{108}$ pence each)	9	887		887	
Share premium		1,703		1,703	
Merger reserve	9	11,541		11,541	
Capital redemption reserve		4,082		4,082	
			18,213		18,213
Retained earnings:					
At beginning of year		48,286		50,797	
Profit for the year		2,997		615	
Other changes in retained earnings		(1,090)		(3,126)	
			50,193		48,286
Total equity			68,406		66,499

The accompanying notes are an integral part of these parent company financial statements.

These financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 13 August 2025 and were signed on its behalf by Nik Jhangiani, Executive Director.
Company registration number: 23307

FINANCIAL STATEMENTS *continued*

Statement of changes in equity for Diageo plc

	Share capital $ million	Share premium $ million	Merger reserve $ million	Capital redemption reserve $ million	Own shares $ million	Other reserves $ million	Total $ million	Total equity $ million
						Retained earnings/(deficit)		
At 30 June 2023	898	1,703	11,541	4,071	(2,286)	53,083	50,797	69,010
Profit for the year	–	–	–	–	–	615	615	615
Other comprehensive income	–	–	–	–	–	11	11	11
Total comprehensive income for the year	–	–	–	–	–	626	626	626
Employee share schemes	–	–	–	–	36	12	48	48
Share-based incentive plans	–	–	–	–	–	43	43	43
Tax on share-based incentive plans	–	–	–	–	–	1	1	1
Unclaimed dividend	–	–	–	–	–	1	1	1
Share buyback programme	(11)	–	–	11	–	(987)	(987)	(987)
Dividends	–	–	–	–	–	(2,243)	(2,243)	(2,243)
At 30 June 2024	887	1,703	11,541	4,082	(2,250)	50,536	48,286	66,499
Profit for the year	–	–	–	–	–	2,997	2,997	2,997
Other comprehensive income	–	–	–	–	–	1,116	1,116	1,116
Total comprehensive income for the year	–	–	–	–	–	4,113	4,113	4,113
Employee share schemes	–	–	–	–	22	11	33	33
Share-based incentive plans	–	–	–	–	–	59	59	59
Dividends	–	–	–	–	–	(2,298)	(2,298)	(2,298)
At 30 June 2025	887	1,703	11,541	4,082	(2,228)	52,421	50,193	68,406

The accompanying notes are an integral part of these parent company financial statements.

Notes to the company financial statements of Diageo plc

1. Accounting policies of the company

Basis of preparation

The financial statements of Diageo plc (the company) are prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

In preparing these financial statements, the company applies the recognition, measurement, and disclosure requirements of International Financial Reporting Standards as adopted by the UK (IFRS), but makes amendments where necessary in order to comply with the Companies Act 2006 and has excluded certain information as permitted by FRS 101.

The financial statements are prepared on a going concern basis under the historical cost convention, except for certain financial instruments and post-employment benefits which are measured and stated at their fair value.

By virtue of section 408 of the Companies Act 2006, the company is exempt from presenting an income statement and disclosing employee numbers and staff costs. The company has taken advantage of the exemption under FRS 101 from preparing a cash flow statement and related notes, disclosures in respect of transactions and the capital management of wholly owned subsidiaries, the effects of new but not yet effective IFRSs and disclosures in respect of the compensation of key management personnel. As the consolidated financial statements of Diageo plc include equivalent disclosures, the company has also utilised exemptions available under FRS 101 from disclosing IFRS 2 Share-based Payment in respect of group settled share-based payments, disclosures required by IFRS 7 Financial Instruments: Disclosures and by IFRS 13 Fair Value Measurement.

Functional and presentation currency

The functional currency of the parent company, Diageo plc, is the US dollar, consistent with the consolidated financial statements. It is determined by using management judgement that considers the parent company as an extension of its subsidiaries.

Investments in subsidiaries

Investments in subsidiaries are stated at historical cost less impairment provisions for any permanent decrease in value. The carrying amounts of the company's investments are reviewed at each reporting date to determine whether there is an indication of impairment. If such an indication exists, then the asset's recoverable amount is estimated. Losses are recognised in the statement of comprehensive income and reflected in an allowance against the carrying value. Where an event results in the asset's recoverable amount being higher than the previously impaired carrying value, the original impairment may be reversed through the statement of comprehensive income in subsequent periods.

Dividends

Dividends payable and dividends receivable are recognised in the financial statements in the year in which they are approved.

Share-based payments – employee benefits

The company's accounting policy for share-based payments is the same as set out in note 18 to the consolidated financial statements. Where the company grants options over its own shares to the employees of its subsidiaries, it generally recharges the cost to the relevant group company. Where the amount is not recharged, the value of the options is recognised as a capital contribution to the subsidiary and increases the cost of investment.

Pensions and other post-employment benefits

The company's accounting policy for post-employment benefits is the same as set out in note 14 to the consolidated financial statements. The company acts as sponsor of all UK post-employment plans for the benefit of employees and former employees throughout the group. There is no contractual agreement or stated policy for charging the net defined benefit costs for the plan measured in accordance with FRS 101, to other group companies whose employees participate in these group-wide plans. However, recharges to other group companies are made on a funding basis and are credited against post-employment service costs to the extent they are in respect of current service. The fair value of the plans' assets less the present value of the plans' liabilities are disclosed as a net asset or net liability on the company's balance sheet as it is deemed to be the legal sponsor of these plans. The net income/charge reflects the change in the defined benefit obligation, resulting from service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised in income. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets and is included in the income statement. Any differences due to changes in assumptions or experience are recognised in other comprehensive income.

Provisions

The company's accounting policy for provisions is the same as set out in note 15 to the consolidated financial statements.

Taxation

The company's accounting policy for taxation is the same as set out in note 7 to the consolidated financial statements.

Financial assets and liabilities

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the company assesses whether there is evidence of impairment at each balance sheet date. The company classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value, the company does not apply the fair value option.

Amounts owed by group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade receivables are stated at their nominal value as they are due on demand. Allowances for expected credit losses are made based on the risk of non-payment, taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-month expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty. Expected credit loss is immaterial for amounts owed by group undertakings.

Amounts owed to group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade payables are stated at their nominal value as they are due on demand. For a number of loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and therefore these amounts are disclosed as non-current liabilities.

FINANCIAL STATEMENTS *continued*

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values. These liabilities are subsequently measured at the higher of the amount determined under IFRS 9 and the amount initially recognised (fair value) less where appropriate, cumulative amortisation of the initial amount recognised.

Judgements in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of estimates and judgements, are the same as those disclosed in note 1 to the consolidated financial statements in respect of taxation, post-employment benefits, contingent liabilities and legal proceedings.

A critical accounting estimate, specific to the company is the assessment of the recoverable amount of the investments in subsidiaries. Impairment reviews are performed to ensure that investments in subsidiaries are not carried above their recoverable amounts. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and expected growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Details are set out in note 9 to the consolidated financial statements.

2. Income statement

Note 4 to the consolidated financial statements provides details of the remuneration of the company's auditor for the group.

Information on Directors' emoluments, share and other interests, transactions and pension entitlements is included in the Directors' remuneration report in this Annual Report.

3. Investments in subsidiary undertakings

Cost	$ million
At 30 June 2023	91,607
Additions	2
Return of capital	(1,470)
At 30 June 2024	90,139
Additions	1,194
At 30 June 2025	91,333
Provision	
At 30 June 2023	(14,036)
Increase in the year	–
At 30 June 2024	(14,036)
Increase in the year	–
At 30 June 2025	(14,036)
Carrying amount	
At 30 June 2025	77,297
At 30 June 2024	76,103
At 30 June 2023	77,571

During the year ended 30 June 2024, Guinness Limited, the company's wholly owned subsidiary undertaking, declared a distribution to the company. The distribution was determined to be return of capital up to the amount equal to the carrying value of the company's investment in Guinness Limited.

Investments in subsidiary undertakings include $191 million (2024 – $178 million) of costs in respect of share-based payments, granted to subsidiary undertakings which were not recharged to the subsidiaries. The additions comprise $13 million (2024 – $2 million) not recharged and capitalised as cost of investment during the year ended 30 June 2025.

Impairment testing for the year ended 30 June 2025 has identified one investment as being sensitive to a reasonably possible change in assumption. The table below shows the headroom at 30 June 2025 and the impairment charge that would be required if the assumption in the calculation of their value in use were changed:

	Carrying value of investment $ million	Headroom $ million	10 ppt decrease in profit cash-flows $ million
Tanqueray Gordon and Company Limited	55,938	5,023	(1,099)

A list of group companies as at 30 June 2025 is provided in note 10.

4. Financial assets and liabilities

Other financial assets and liabilities are recorded at fair value through the income statement and comprise the fair value of interest rate swaps with subsidiary undertakings, where the company acts as an intermediary between group companies, therefore it is not expected that there will be any net impact on future cash flows.

Amounts owed by and to group undertakings, trade and other receivables and trade and other payables are measured at amortised cost.

Amounts owed by and to group undertakings are interest bearing and unsecured. For a majority of the loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and they are therefore classified as non-current liabilities. Other amounts owed by and to group undertakings are repayable on demand.

5. Deferred tax assets and liabilities

	Post-employment plans $ million	Other temporary differences $ million	Total $ million
At 30 June 2023	(169)	53	(116)
Recognised in income statement	(11)	(3)	(14)
Recognised in other comprehensive income and equity	24	–	24
At 30 June 2024	(156)	50	(106)
Recognised in income statement	(5)	10	5
Recognised in other comprehensive income and equity	22	–	22
At 30 June 2025	(139)	60	(79)

Deferred tax on other temporary differences includes assets in respect of the UK Thalidomide Trust liability of $50 million (2024 – $49 million), share-based payment liabilities of $6 million (2024 – $2 million) and Accelerate programme related provision of $4 million (2024 – $nil).

6. Post-employment benefits

The movement in the net surplus for the two years ended 30 June 2025, for all UK post-employment plans for which the company is the sponsor, is as follows:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2023	5,771	(5,094)	677
Income/(charge) before taxation	280	(275)	5
Other comprehensive (loss)/income	(131)	36	(95)
Contributions by group companies	38	–	38
Employee contributions	1	(1)	–
Benefits paid	(305)	305	–
At 30 June 2024	5,654	(5,029)	625
Income/(charge) before taxation	275	(273)	2
Other comprehensive income/(loss)	37	(124)	(87)
Contributions by group companies	16	–	16
Employee contributions	1	(1)	–
Benefits paid	(343)	343	–
At 30 June 2025	5,640	(5,084)	556

The net surplus for the UK post-employment plans of $556 million (2024 – $625 million) for which the company is a sponsor comprises funded plans of $608 million (2024 – $689 million) disclosed as part of non-current assets and unfunded liabilities of $52 million (2024 – $64 million) disclosed as part of non-current liabilities.

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required.

Additional information on the UK post-employment plans and the principal risks and assumptions applicable is disclosed in note 14 to the consolidated financial statements.

7. Provisions

	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2024	193	–	193
Exchange differences	1	–	1
Income statement charge	15	15	30
Utilised	(17)	–	(17)
Unwinding of discounts	6	–	6
At 30 June 2025	198	15	213

The company's commitment to the UK Thalidomide Trust is discounted and will be utilised over the period of the commitment up to 2037.

At 30 June 2025, $32 million (2024 – $15 million) of provision is current and $181 million (2024 – $178 million) is non-current.

8. Guarantees and letters of comfort

The company has guaranteed certain external borrowings of subsidiaries which at 30 June 2025 amounted to $23,728 million (2024 – $21,550 million).

The company has also provided irrevocable guarantees relating to the liabilities of certain of its Dutch subsidiaries. The company has assessed that the likelihood of these guarantees being called is remote. The Directors do not expect the company to be liable for any legal obligation in respect of these guarantee agreements, and they have been recognised at $nil value.

The company issues letters of comfort to provide sufficient funds to directly owned subsidiary undertakings as and when required.

9. Shareholders' funds

(a) Merger reserve

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets acquired. Where merger relief is applicable under the UK Companies Acts, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

(b) Own shares

At 30 June 2025, own shares comprised 3 million ordinary shares held by employee share trusts (2024 – 3 million; 2023 – 3 million) and 207 million ordinary shares repurchased and held as treasury shares (2024 – 209 million; 2023 – 213 million).

During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%) at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

Information on movements in own shares is provided in note 18(c) to the consolidated financial statements.

(c) Retained earnings

$7,323 million (2024 – $6,562 million) of retained earnings is available for the payment of dividends or purchases of own shares. Determining the company's reserves available for distribution is complex and requires, in some instances, the application of judgement. The company has determined what is realised and unrealised profits in accordance with the Companies Act 2006 and the guidance included in ICAEW Technical Release TECH 02/17BL 'Guidance on realised and distributable profits under the Companies Act 2006'. The company's reserves available for distribution include adjustments to retained earnings in respect of the unrealised portion of the dividend in specie received by the company, post-employment benefit surpluses, share-based payment charges capitalised to investments and restriction due to share capital in foreign currency.

FINANCIAL STATEMENTS *continued*

10. Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation and the effective percentage of equity owned, as at 30 June 2025 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by Diageo plc.

FULLY OWNED SUBSIDIARIES

Angola
Rua Fernao de Sousa, Condominio Bengo, Letter A, 11.s floor, Fraction A37, neighbourhood Vila Alice, Province of Luanda

Diageo Angola Limitada

Argentina
Bernardo de Irigoyen 972, floor 7, office A, CABA

Diageo de Argentina S.A.

Australia
162 Blues Point Road, Level 1, NSW, 2060, McMahons Point

Bundaberg Distilling Investments Pty Ltd[3]
Level 7, 99 Macquarie Street, Sydney, NSW 2000

Diageo Australia Limited[3]

Mr Black Spirits Pty Ltd
Whittred Street, QLD, 4670, Bundaberg

Bundaberg Distilling Company Pty. Limited[5]

Austria
Teinfaltstrasse 8, 1010, Wien

Diageo Austria GmbH

Belgium
Z.3 Doornveld 150, 1731, Zellik

Diageo Belgium N.V.

Bermuda
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM10

Atalantaf Limited

Brazil
Fazenda Santa Eliza, Zona Rural, Ceará, 62.685-000, Paraipaba

Ypioca Agricola Ltda
Municipio de Itaitinga, Estado do Ceara, na Rodovia BR 116, no 15.000, Bairro Jiboia, CEP 61.880-000

Ypioca Industrial de Bebidas S.A.
Rua Olimpiadas, 205, floor 14-15, 04551-000, Sao Paulo

Diageo Brasil Ltda

Bulgaria
7 Iskarsko Shose Blvd., Trade Center Europe, building 12, floor 2, 1528, Sofia

Diageo Bulgaria Ltd

Cameroon
535 rue Afcodi, Douala P.O. Box 1245

Diageo Cameroon Ltd

Canada
134 Peter Street, Suite 1501, Ontario, M5V 2H2, Toronto

Diageo Canada Holdings Inc.

Diageo Canada Inc.
Boul Henri-Bourassa E., 9225, Local A, Quebec, H1E 1P6 , Montreal

Diageo Americas Supply Quebec Distribution Inc.

Diageo Ireland Quebec Distribution Inc.

Chile
Avenida Apoquindo 5950, Piso 4, Oficina 04-103, Las Condes Santiago de Chile

Diageo Chile Limitada

China
41F, One Museum Place, 669 Xinzha Road, Jingan District, Shanghai

Diageo China Limited
Fengxiang Village Fengyu Town, Eryuan County, Dali Bai Minority Region, Yunnan Province

Diageo Yuntuo Liquor (Dali) Co. Ltd
No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Sichuan Chengdu Shuijingfang Group Co. Ltd
No.28 Jiafeng Road, 2502, 5, Pudong District, 200137, Shanghai

Diageo (Shanghai) Limited
Unit 1101, 1102, Building 16, No.1000 Jinhai Road, Shanghai

Diageo Liquor Technology (Shanghai) Co. Ltd
Unit B, 2nd Floor, West Logistics Center, No. 88 Linhai Avenue, Nanshan Street, Shenzhen

Diageo Supply Chain (Shenzhen) Co. Ltd

Colombia
100 Avenida Calle, 1321, Bogota

Diageo Colombia S.A.

Costa Rica
Trejos Montealegre, Edificio Escazu, Village II, Oficinas 03-118 y 03-120, Distrito San Rafael, San Jose

Diageo Costa Rica S.A.

Croatia
Hektoroviceva ulica 2, 10000, Zagreb

Diageo Croatia d.o.o.za usluge

Czech Republic
Namesti I. P. Pavlova 1789/5. 4th floor, 120 00, Prague 2

Diageo Czech Marketing Services LLC

Denmark
Sundkrogsgade 19, 2. 2100, Copenhagen

Diageo Denmark AS

Dominican Republic
Num. 07 Av. Jacinto Ignacio Manon, Sector Ensanche Paraiso, Edificio Chez Space, Piso 3rd, Distrito Nacional, Santo Domingo

Diageo Dominicana S.R.L.

France
6 Avenue Franklin D. Roosevelt, 75008, Paris

Diageo France Investments SAS

Germany
Reeperbahn 1, 20359, Hamburg

Belsazar GmbH

Diageo Germany GmbH

Greece
Leof. Kifisias 115, Athens, 115 24

Diageo Hellas S.A.

Guernsey
Heritage Hall, Le Marchant Street, St Peter Port, GY1 4HY

Diageo Group Insurance Company Limited

Hong Kong
31/F, Tower two, Times Square, 1 Matheson street Causeway Bay, Hong Kong

Diageo RTD Hong Kong Limited

Hungary
Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Business Services Private Company Limited by Shares

Diageo Hungary Finance Limited Liability Company

Diageo Hungary Marketing Services Limited Liability Company

India
Kempapura Main Road, Opp Nagawara Lake, Karle SEZ Tower, 2nd floor, Karnataka, 560045, Bangalore

WeWork Platina Tower, MG Road, Haryana, 122002, Gurugram

Diageo Business Services India Private Limited
Marathon Futurex, A-Wing, 2601, 26th Floor, N M Joshi Marg, Lower Parel, Mumbai, 400013

Diageo India Private Limited

Indonesia
Jl Jend Sudirman Kav. 76-78, Sudirman Plaza, Plaza Marein, 15th, Jakarta Selatan, 12910, Jakarta

PT Gitaswara Indonesia[8]

Ireland
Nangor House, Western Estate, Nangor Road, Dublin, 12

Gilbeys of Ireland Unlimited Company[2]

R & A Bailey & Co Unlimited Company

UDV Ireland Group (Trustees) Designated Activity Company[2]
St. James's Gate, Dublin 8

AGS Employee Shares Nominees (Ireland) Designated Activity Company

Arthur Guinness Son & Company (Dublin) Unlimited Company[2]

Diageo Ireland Finance 1 Unlimited Company

Diageo Ireland Holdings Unlimited Company

Diageo Ireland Unlimited Company

Guinness Storehouse Limited

R & A Bailey Pension Trustee Designated Activity Company[2]

Italy
Strada Statale 63, 12069, Santa Vittoria d'Alba (CN)

Diageo Operations Italy S.p.A.
Via Ernesto Lugaro 15, 10126, Torino

Diageo Italia S.p.A.

Japan
9-7-1 Akasaka, Minato-ku, Tokyo 164-0001

Diageo Japan K.K.

Kenya
L R NO 1870/1/176, Aln House, Eldama Ravine Close, off Eldama Ravine Road, Westlands, Nairobi

Diageo Kenya Limited

La Reunion
45 Rue Alexis De Villeneuve 97400 Saint-Denis

Diageo Reunion SAS

Lebanon
Beirut Symposium Bldg, 10th floor, Beirut, P.O. Box 113-5250

Diageo - Lebanon SAL
Verdun Street, Ibiza Building, Beirut, PO Box 113-5631

Diageo LENA Off-shore SAL

Mexico
Av. Ejercito Nacional, 843-B, Torre Paseo Acceso B, 2, Mexico City , 11520

Diageo Mexico II, S.A. de C.V.
Calle Gobernador Rafael Rebollar 95, Col San Miguel de Chapultepec, Del Miguel Hidalgo CP 11850, Mexico City

Casa Um, S.A.P.I. de C.V.
Carretera Atotonilco - Guadalajara, Atotonilco el Alto, Jalisco, 47750

Diageo Mexico Comercializadora S.A. de C.V.

Diageo Mexico S.A. de C.V.
Independencia SN Santiago, Matatlán, Oaxaca 70440

Sombra Mezcal S. de R.L. de S.V.
Porfirio Diaz 17, Jalisco, 47750, Atotonilco el Alto

Diageo Mexico Agavera S.A. de C.V.

Diageo Mexico Operaciones S.A. de C.V.

Diageo Mexico Spirits

Don Julio Agavera S.A. de C.V.

Mozambique
Estrada Nacional numero 1, Micanhine, Marracuene

Diageo Supply Marracuene Lda

Netherlands
De Ruyterkades, Postbus 2852 1000cw Amsterdam

United Distillers & Vintners (SJ) B.V.[2]
Molenwerf 12, 1014 BG, Amsterdam

Diageo Atlantic B.V.

Diageo Brands B.V.

Diageo Capital B.V.[1]

Diageo Highlands Holding B.V.

Diageo Holdings Netherlands B.V.

Diageo Nederland B.V.

Diageo Relay B.V.

Global Farming Initiative B.V.

Justerini & Brooks Importers B.V.

Selviac Nederland B.V.

New Zealand
123 Carlton Gore Road, Level 2, Newmarket, 1023, Auckland

Diageo New Zealand Limited[3]

Nigeria
Oba Akran Avenue Ikeja, 24, Lagos, PMB 21071, 100001

Diageo Brands Nigeria Ltd
The Wings Complex, West Wing, 1st Floor, 17A, Ozumba Mbadiwe road, Lagos, Victoria Island

Diageo Nigeria Limited

Norway
Apotekergata 10, 0180 Oslo

Diageo Norway AS

Panama
Costa del Este, Ave La Rotonda, Business Park, Torre V. piso 15 Panama City

Diageo Panama S.A.
Panama City, West Boulevard, PH ARIFA, 9th and 10th, Santa Maria Business

Diageo Taiwan Inc.

Paraguay
Avda Aviadores del Chaco 2050. Edificio World Trade Center. Torre 3 piso 11

Diageo Paraguay S.R.L.

Peru
Victor Andres Belaunde 147, Via Principal 133, Interior 107, Piso 10, San Isidro, Lima

Diageo Peru S.A.

Philippines
10th Floor Commerce and Industry Plaza Building, McKinley Hill Dr, Taguig, 1634

Diageo Asia Pacific Shared Services Centre Limited Inc.
Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

Diageo Export SR Inc.[2]

Diageo Philippines Free Port Inc.[2]

Diageo Philippines Inc.

North Island United Enterprise Holdings Inc.[2]
Unit 3 G/F, 134 Legaspi Parkview Condominium, Carlos Palanca Street cor. Legaspi Street, Makati City

Chat Noir Co. Inc.

Poland
Przyokopowa Str. 31, PL 01 – 208 Warsaw

Diageo Polska Sp. z o.o.

Portugal
Avenida D. Joao II, No 50, piso 2, letra D, Edificio Mar Vermelho, 1990-095 Lisboa

Diageo Portugal - Distribuidora de Bebidas, Unipessoal, Lda

Romania
Expo Business Park, Street Aviator Popisteanu 54A, Cladirea 2, et 1-3, Sector 1, Bucharest, 012244

Diageo Balkans S.R.L.

Russia
Kaspiyskaya Street, 22, main bld. 1, bld. 5, floor 3, apartment VII, room 31a, 115304, Moscow

D Distribution Joint-Stock Company[2]

Diageo Brands Distributors LLC[2]

Singapore
112 Robinson Road, 1, 5th Floor, 1, Singapore 68902

Diageo Singapore Pte. Ltd

Streetcar Investment Holding Pte. Ltd

South Africa
Building 3, Maxwell Office Park, Magwa Crescent West, Waterfall City, Midrand, 2090

Diageo South Africa (Pty) Limited

FINANCIAL STATEMENTS *continued*

United Distillers Southern Africa (Proprietary) Limited

South Korea

932-94, Daewol-ro, Daewol-myun, Icheon-shi, Gyeonggi-do, Icheon, 17342

Diageo Korea Co. Ltd

Spain

Avda de la Victoria 32, Edificio Spirit, 28023, Madrid

Diageo Espana S.A.

Sweden

Gavlegatan street 22/C, 11330, Stockholm

Diageo Sweden AB

Switzerland

Place de la Gare 12, Lausanne, 1003

Diageo Suisse S.A.

Tanzania

CRB Africa Legal Attorneys, Plot 60, Ursino Street P.O. Box 32840, Dar es Salaam

Sumagro Limited[2]

Türkiye

Esentepe Mah. Bahar Sk. Ozdilek River Plaza Vyndham Grand Apt. No 13/25 Sisli, Istanbul

Mey Alkollü İçkiler Sanayi ve Ticaret A.Ş.

Mey İçki Sanayi ve Ticaret A.Ş.

Ukraine

1v Pavla Tychyny avenue , 2152, Kyiv

Diageo Ukraine LLC

United Arab Emirates

Dubai World Trade Center One Zaabeel, Dubai

Diageo MENA Holding FZE

United Kingdom

11 Lochside Place, Edinburgh, EH12 9HA

Arthur Bell & Sons Limited[2]

Copper Dog Whisky Limited

Diageo Capital plc[1]

Diageo Scotland Limited

J & B Scotland Limited[2]

John Haig & Company Limited

The Lochnagar Distillery Limited[2]

William Sanderson and Son Limited[2]

Zepf Technologies UK Limited

16 Great Marlborough St, London, W1F 7HS

Anna Seed 83 Limited

Cellarers (Wines) Limited

Chase Distillery (Holdings) Limited

Chase Distillery Limited

Diageo (IH) Limited[2]

Diageo Distribution Company Limited

Diageo DV Limited

Diageo Eire Finance & Co[2]

Diageo Employee Shares Nominees Limited[1],[2]

Diageo Finance plc[1]

Diageo Finance US Limited

Diageo Financing Turkey Limited

Diageo Great Britain Limited

Diageo Healthcare Limited[2]

Diageo Holdings Limited[1]

Diageo Holland Investments Limited[2]

Diageo Investment Holdings Limited

Diageo Overseas Holdings Limited[6]

Diageo Scotland Investment Limited

Diageo Share Ownership Trustees Limited[1],[2]

Diageo Treasury Limited

Diageo UK Turkey Holdings Limited

Diageo UK Turkey Limited

Grand Metropolitan Capital Company Limited

Grand Metropolitan Estates Limited

Grand Metropolitan International Holdings Limited

Grand Metropolitan Limited

Guinness Limited[1],[2]

Guinness Overseas Holdings Limited[1]

Guinness Overseas Limited

James Buchanan & Company Limited[2]

John Walker and Sons Limited[2]

Kanlaon Ltd

Mr Black UK Ltd

Tanqueray Gordon and Company Limited[1]

The Distillers Company (Biochemicals) Limited[2]

The Pimm's Drinks Company Limited[2]

UDV (SJ) Holdings Limited[1]

UDV (SJ) Limited

United Distillers France Limited

3rd Floor Capital House, 3 Upper Queen Street, Belfast

Diageo Global Supply IBC Limited

Diageo Northern Ireland Limited[1]

S & B Production Limited

61 St. James's Street, London, SW1A 1LZ

Justerini & Brooks, Limited

United States

1 Estate Annaberg & Shannon Grove, RR1 Box 9400, Kingshill, VI 00850-9703

Diageo USVI Inc.

1209 Orange Street, New Castle, Delaware 19801

DV Technology LLC

1425 South Kingstown Road, South Kingstown, RI 02879

Diageo Loyal Spirits Corporation

1521 Concord Pike Suite 201, Wilmington, DE 19803

21 Seeds Inc.

ASL Leasing and Investment LLC

DeLeon Holdco LLC

PDX Spirits LLC

Ritual Beverage Company LLC

Sombra Holdings LLC

175 Greenwich Street, Three World Trade Center, New York, NY 10007

Ballroom Acquisition, Inc.

Davos Services LLC

Diageo Americas Inc.

Diageo Americas Supply Inc.

Diageo Beer Company USA

Diageo Inc.

Diageo Investment Corporation

Diageo Latin America & Caribbean LLC

Diageo Non-Alcohol Beverages LLC

Diageo North America, Inc.[5]

Liquor Investment LLC

Soh Spirits LLC

Stirrings LLC

The Bulleit Distillery, Inc.[2]

Whisky Archive Inc.

3411 Silverside Road Tatnall Building, Ste 104 Wilmington, DE 19810

Casamigos Spirits Company LLC

Casamigos Tequila LLC

CT Staffing Services LLC

Vivanda Inc.

381 Park Avenue South, Suite 1015, New York, NY 10016

Aviation Gin LLC

Davos Brands LLC

5444 Westheimer 1000, Houston, TX 77056

Balcones Distilling LLC

Uruguay

Pasaje Paseo De Las Carretas, 2580, oficina 1301, Montevideo

Diageo Uruguay S.A.

Venezuela

Av Intercomunal Alí Primera, Los Taques, Estado Falcón

DV Paraguana, C.A.[2]

Av La Hormiga con Intersección de la Carretera via Payara, C.C. Tierra Buena Acarigua

Mull Trading C.A.[2]

Av. Circunvalacion Norte (Jose Asunsion Rodriguez) Edificio Distribuidora Metropol, Porlamar, Estado Nueva Esparta

Clyde Trading, C.A.[5]

Cupar Trading, C.A.[5]

Diageo Nueva Esparta, C.A.[2]

DV Trading, C.A.[5]

Zeta Importers C.A.[5]

Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060

Diageo Venezuela C.A.

Calle 1 Este, Edificio y Galpon BTP, Zona Industrial La Caracarita, Municipio Los Guayos, estado Carabobo

Arran Tradings, C.A.

Calle 1 con calle Calle 1 Este, Edificio y Galpon BTP, Zona Industrial La Caracarita, Municipio Los Guayos, estado Carabobo

DV Release, C.A.

Islay Trading, C.A.

L4L Trading, C.A.

Lismore Trading, C.A.

Skye Trading C.A.

Carretera Nacional Acarigua-Barquisimeto Casa Agropecuaria Las Marias I C.A.S-N Sector los Guayones La Miel, Lara.

Agropecuarias Las Marias I C.A.

Vietnam

No. 157, 21/8 Street, Phuoc My Ward, Phan Rang - Thap Cham City, Ninh Thuan Province

Diageo Vietnam

Zimbabwe

48 Midlothian Avenue, Eastlea, Harare

International Distillers - Zimbabwe (Private) Limited[2]

SUBSIDIARIES WHERE THE EFFECTIVE INTEREST IS LESS THAN 100%

Angola

Rua Dom Eduardo Andre Muaca, S/No, LOTE C4, Luanda

DIREF Industria de Bebidas, Lda-Angola JV - 50.10%

British Virgin Islands

Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola

Rum Creation & Products Inc.[4] - 50.00%

Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola

Palmer Investment Group Limited[2],[9] - 55.88%

USL Holdings Limited[2],[9] - 55.88%

China

No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Sichuan Swellfun Co. Ltd[10] - 63.16%

Cuba

211 Avenida Malecón, entre J y K, Vedado, Plaza de la Revolución, La Habana

Ron Santiago S.A. - 50.00%

Ghana

Guinness Brewery, Plot 1 Block L, Industrial Area, Kaasi, P.O. Box 1536, Kumasi

Guinness Ghana Breweries PLC - 80.40%

Guatemala

Calle 8-19 zona 9, Quetzaltenango

Anejos De Altura, S.A. - 50.00%

Hungary

Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Employee Ownership Program Organization - 99.94%

India

F-93 Ground Floor & Third Floor, Okhla Industrial Area, Phase-III, New Delhi, India, 110020

Nao Spirits & Beverages Private Limited[13] - 54.24%

UB Tower, 24 Vittal Mallya Road, Bangalore, 560001

Royal Challengers Sports Private Limited[9] - 55.88%

United Spirits Limited[9] - 55.88%

Indonesia

Jl. Raya Kaba-Kaba No. 88, Banjar Carik Padang, Desa Nyambu, Kecamatan Kediri, Kabupaten Tabanan, Provinsi Bali

PT Langgeng Kreasi Jayaprima - 80.00%

Kenya

5th Floor, Garden City Business Park, Block A, Garden City Road, Off Exit 7, Thika Superhighway, Nairobi, P.O. Box 30161-00100

Kenya Breweries Limited[5] - 65.00%

UDV Kenya Limited - 83.79%

Garden City Business Park, 5th Floor, P.O. Office Box Number 30161-00100, Nairobi

East African Breweries PLC - 65.00%

Kampala Road, Industrial Area, Nairobi, P.O. Box 41412-00100

East African Maltings Limited - 65.00%

Tusker House, Ruaraka, P.O. Box 30161, 00100 Nairobi GPO

Allsopp (East Africa) Limited[2] - 63.05%

Tusker House, Ruaraka, PO Box 30161, 00100 Nairobi GPO

EABL International Limited[2] - 65.00%

Tembo Properties Limited[2] - 65.00%

Lebanon

Verdun Street, Ibiza Building, Beirut, P.O. Box 113-5631

Diageo Lebanon Holding SAL - 99.98%

Mauritius

IFS Court, Twenty Eight, Cybercity, Ebene

Asian Opportunities and Investment Limited[2],[9] - 55.88%

Netherlands

Molenwerf 12, 1014 BG, Amsterdam

Ketel One Worldwide B.V.[4] - 50.00%

North Cyprus

Sehit Mehmet Cetin Sokak, Kucuk Sanayi Bölgesi 4, 99450, Gazi Magusa

Turk Alkollu Icki ve Sarap Endustri Ltd - 66.00%

Philippines

Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

United Distillers & Vintners Philippines Inc[2] - 99.95%

Rwanda

Kimihurura, Gasabo, Umujyi was Kigali, 7130 Port Bell Luzira

East African Breweries Rwanda Limited - 65.00%

Seychelles

O'Brien House, 273 Le Rocher, Mahe

Seychelles Breweries Limited - 54.40%

South Sudan

Southern Sudan African Park Hotel, Juba Town

East African Beverages (Southern Sudan) Limited[2] - 64.35%

Tanzania

2nd Floor, East Wing TDFL Building, Ohio street, P.O. Box 32840 Dar es Salaam

EABL (Tanzania) Limited[2] - 65.00%

Plot 117/2, Access Road, Nelson Mandela Expressway, Chang'Ombe Industrial Area, P.O. Box 41080, Dar es Salaam

Serengeti Breweries Limited[3] - 55.25%

Uganda

Plot 3-17 Port Bell Road, Luzira, Kampala, P.O. Box 7130

Uganda Breweries Limited - 63.87%

Plot No 1 Malt Road, Portbell Luzira P.O. Box 3221 Kampala

International Distillers Uganda Limited - 65.00%

Tusker House, Ruaraka, P.O. Box 30161, 00100 Nairobi GPO

East African Maltings (Uganda) Limited[2] - 65.00%

United Kingdom

11 Lochside Place, Edinburgh, EH12 9HA

Lochside MWS Limited Partnership

FINANCIAL STATEMENTS *continued*

McDowell & Co. (Scotland) Ltd[2,9] - 55.88%

16 Great Marlborough St, London, W1F 7HS

Diageo Pension Trust Limited[1,8] - 55.00%

Lakeside MWS Limited Liability Partnership

Seedlip Ltd - 91.00%

Shaw Wallace Overseas Limited[2,9] - 55.88%

United Spirits (Great Britain) Limited[2,9] - 55.88%

United Spirits (UK) Limited[2,9] - 55.88%

USL Holdings (UK) Limited[2,9] - 55.88%

United States

175 Greenwich Street, Three World Trade Center, New York, NY 10007

California Simulcast Inc.[2] - 80.00%

Seedlip Inc. - 91.00%

2950 North Loop W Ste 1200 Houston, TX 77092-8808

Far West Spirits LLC - 99.00%

Venezuela

Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060

Industrias Pampero C.A.[2] - 96.80%

Vietnam

621 Pham Van Chi Street, District 6, Ho Chi Minh City

Vietnam Spirits and Wine Ltd - 55.00%

ASSOCIATES

Australia

50 Bertie Street, Port Melbourne, Victoria 3207

New World Whisky Distillery PTY Limited - 30.00%

Denmark

Stauningvej 38, 6900 Skjern

Stauning Whisky Holding ApS - 40.00%

France

24/32 rue Jean Goujon, 75008 Paris

Moët Hennessy International - 34.00%

Moët Hennessy, SAS - 34.00%

Hungary

Soroksari ut 26, Budapest, 1095

Zwack Unicum plc - 26.00%

Italy

Via Tortona 15, 20144, Milan

Niocooktails S.R.L. - 49.00%

Japan

845-3 Kaminokawa, Hiyoshi-cho Hioki-shi, Kagoshima

Komasa Kanosuke Distillery Company Ltd - 12.50%

Netherlands

Ceresstraat 1, 4811 CA Breda

Canbrew B.V.[4] - 28.16%

Philippines

Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

ULM Holdings Inc.[2] - 40.00%

Spain

Calle General Vara del Rey 5, 1 Piso, 26003 Logroño, La Rioja

El Bandarra, S.L. - 25.00%

Calle Malí, 7 La Laguna, 38320 Santa Cruz de Tenerife

Compania Cervecera De Canarias, S.A. - 20.00%

United Kingdom

354 Castlehill, The Royal Mile, Edinburgh, EH1 2NE

The Scotch Whisky Heritage Centre Limited - 29.00%

64 New Cavendish Street, London, W1G 8TB

Pulpex Limited - 28.93%

78 York Street, London, England, W1H 1DP

Beyond Alcohol Ltd - 10.00%

Ballindalloch Castle, Ballindalloch, Banffshire AB37 9AX

Ballindalloch Distillery LLP - 33.33%

Harbourside Brewery, Tretoil Farm, Bodmin, Cornwall, PL30 5BA

The Southwest Fermentorium Limited - 25.00%

Here 470 Bath Road, Arnos Vale, Bristol, BS4 3AP

Caleno Drinks Ltd - 20.00%

United States

1045 Dodge Lane Fallon, NV 89406

Nevada Spirits DE, LLC - 24.19%

1209 Orange Street, Wilmington, DE 19801

Gourmet Grade LLC - 19.47%

1521 Concord Pike Suite 201, Wilmington, DE 19803

Browned Butter Bottling LLC - 40.00%

Cîroc LLC[14] - 58.80%

Lobos 1707 Spirits LLC[14] - 58.80%

16192 Coastal Highway, Lewes, Delaware 19958

Ironroot Republic Holdings LLC - 33.00%

251 Little Falls Drive, Wilmington, Delaware 19808

VineLab Inc. - 26.21%

6220 Avalon Boulevard, Suite 220, Alpharetta, GA 30009

Pronghorn Initiative Holdings, LLC - 49.00%

65 SE Washington Street Portland, OR 97214

House Spirits Distillery LLC - 30.15%

545 Johnson Avenue, Brooklyn, NY 11237

Analog Liquid LLC - 27.78%

251 Little Falls Drive, Wilmington, DE 19808

First Round LLC[14] - 58.80%

Vietnam

94 Lo Duc Street, Pham Dinh Ho Ward, Hai Ba Trung District, Ha Noi City

Hanoi Liquor and Beverage Joint Stock Company (Halico) - 45.57%

JOINT VENTURES

Costa Rica

Heredia-Flores Llorente, Cervecería de Costa Rica, Edificio Corporativo de FIFCO

HA&COM Bebidas del Mundo, S.A. - 50.00%

India

F-42, Fourth Floor, Village Saidulajab, Mehrauli, 110030, New Delhi, Delhi

V9 Beverages Private Limited[13] - 15.00%

G-8, First Floor, Hauz Khas, 110016, New Delhi

Inspired Hospitality Private Limited[13] - 15.00%

Plot No 63 Maxworth Nagar, Phase II, Tamil Nadu Chennai, 600122, Kolapakkam

Indie Brews and Spirits Private Limited[13] - 25.00%

United Kingdom

9 Wheatfield Road, EDINBURGH, EH11 2PX

Lothian Distillers Limited - 50.00%

The North British Distillery Company Limited - 50.00%

JOINT OPERATIONS[12]

China

804A, 488 Middle Yincheng Road, Shanghai, Pilot Free Trade Zone

Moët Hennessy Diageo (China) Co. Ltd[11] - 67.00%

Dominican Republic

Segunda (2da) Street, Los Platanitos, Santiago

Industria de Licores Internationales S.A. - 60.86%

Hong Kong

Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong

Moët Hennessy Diageo Hong Kong Limited[11] - 67.00%

Japan

13F Jimbocho Mitsui Building, 1-105 Kandajimbocho, Chiyoda-ku, Tokyo

Moët Hennessy Diageo K.K.[11] - 67.00%

Macau

Avenida Comercial de Macau, nos 251º-301, AIA Tower, Level 20, Macau

Moët Hennessy Diageo Macau Limited[11] - 67.00%

Malaysia

Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur

Moët Hennessy Diageo Malaysia Sdn Bhd.[11] - 67.00%

Netherlands

Molenwerf 12, 1014 BG, Amsterdam

Diageo-Moët Hennessy B.V.[5] - 67.00%

Singapore

83 Clemenceau Ave, 09-01 UE Square, Singapore 239920

Moët Hennessy Diageo Singapore Pte. Ltd[11] - 67.00%

Thailand

No. 944, Mitrtown Office Tower, 12th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330

Diageo Moët Hennessy (Thailand) Limited[7] - 63.02%

Ukraine

Chervonoarmiyska Street, bld. 9/2, apt. 70, Kyiv

Seagram Ukraine Limited[2] - 60.90%

United Kingdom

Persimmon House, Fulford, York YO19 4FE

Trafalgar Metropolitan Homes Limited - 50.00%

(1) Directly owned by Diageo plc.
(2) Dormant company.
(3) Ownership held in class of A shares.
(4) Ownership held in class of B shares.
(5) Ownership held in class of A shares and B shares.
(6) Ownership held in preference shares.
(7) Operation is managed by Diageo.
(8) Companies controlled by the group based on management's assessments.
(9) Based on 55.88% equity investment in USL that excludes 2.38% owned by the USL Benefit Trust.
(10) Additional 0.15% via Treasury shares at 30 June 2025 and 0.34% at 30 June 2024.
(11) Operation is managed by Moët Hennessy.
(12) Diageo shares joint control over these entities under shareholders' agreements, and Diageo's rights to profit, assets and liabilities of the companies are dependent on the performance of the group's brands rather than the effective equity ownership of the companies.
(13) During the year ended 30 June 2025, United Spirits Limited acquired additional investments.
(14) Companies controlled by MSA based on management's assessment.

Additional *information*

Contents

UNAUDITED FINANCIAL INFORMATION

1. Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast free cash flow, forecast effective interest rate, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Year ended 30 June 2024 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.

Exceptional current and deferred tax items comprise unusual or non-recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

UNAUDITED FINANCIAL INFORMATION *continued*

Adjustment in respect of hyperinflation

The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2025 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
Year ended 30 June 2024 reported	50.1	51.3	74.9	22.1	32.1	–	230.5
Disposals[2]	(0.8)	(0.5)	(0.2)	(0.1)	(5.4)	–	(7.0)
Year ended 30 June 2024 adjusted	49.3	50.8	74.7	22.0	26.7	–	223.5
Organic movement	(0.4)	(2.2)	2.9	0.7	1.0	–	2.0
Acquisitions and disposals[2]	0.6	0.3	0.1	0.2	3.4	–	4.6
Year ended 30 June 2025 reported	49.5	48.9	77.7	22.9	31.1	–	230.1
Organic movement %	(1)	(4)	4	3	4	–	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales							
Year ended 30 June 2024 reported	8,514	8,024	6,320	2,432	2,478	123	27,891
Exchange	–	(284)	(17)	–	2	–	(299)
Disposals[2]	(162)	(62)	(31)	(6)	(290)	–	(551)
Hyperinflation	–	(255)	–	(30)	(19)	–	(304)
Year ended 30 June 2024 adjusted	8,352	7,423	6,272	2,396	2,171	123	26,737
Organic movement	180	135	(125)	183	187	10	570
Acquisitions and disposals[2]	116	25	4	8	134	–	287
Exchange	(12)	189	(69)	(269)	175	2	16
Hyperinflation	–	265	–	72	17	–	354
Year ended 30 June 2025 reported	8,636	8,037	6,082	2,390	2,684	135	27,964
Organic movement %	2	2	(2)	8	9	8	2

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales							
Year ended 30 June 2024 reported	7,908	4,804	3,817	1,839	1,778	123	20,269
Exchange	–	(112)	(17)	4	4	–	(121)
Reclassification[1]	–	–	–	–	(67)	–	(67)
Disposals[2]	(146)	(41)	(25)	(6)	(276)	–	(494)
Hyperinflation	–	(105)	–	(27)	(17)	–	(149)
Year ended 30 June 2024 adjusted	7,762	4,546	3,775	1,810	1,422	123	19,438
Organic movement	116	15	(120)	167	150	10	338
Acquisitions and disposals[2]	105	17	4	9	130	–	265
Exchange	(10)	100	(24)	(183)	117	2	2
Hyperinflation	–	143	–	44	15	–	202
Year ended 30 June 2025 reported	7,973	4,821	3,635	1,847	1,834	135	20,245
Organic movement %	1	–	(3)	9	11	8	2

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing							
Year ended 30 June 2024 reported	1,627	873	651	306	205	29	3,691
Exchange	1	(5)	2	(5)	(2)	(1)	(10)
Disposals[2]	(56)	(5)	(5)	–	(22)	–	(88)
Hyperinflation	–	(13)	–	(1)	(1)	–	(15)
Year ended 30 June 2024 adjusted	1,572	850	648	300	180	28	3,578
Organic movement	(10)	16	(16)	26	(8)	(6)	2
Acquisitions and disposals[2]	55	–	–	–	9	–	64
Exchange	(1)	16	(2)	(30)	10	–	(7)
Hyperinflation	–	16	–	8	1	–	25
Year ended 30 June 2025 reported	1,616	898	630	304	192	22	3,662
Organic movement %	(1)	2	(2)	9	(4)	(21)	–

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items							
Year ended 30 June 2024 reported	3,236	1,379	1,063	502	131	(366)	5,945
Exchange[3]	(244)	(74)	(7)	10	70	13	(232)
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(128)	(28)	–	–	–	–	(156)
Fair value remeasurement of biological assets	–	–	–	17	–	–	17
Disposals[2]	(30)	(17)	(8)	(6)	3	–	(58)
Hyperinflation	–	44	–	14	9	–	67
Year ended 30 June 2024 adjusted	2,834	1,304	1,048	537	213	(353)	5,583
Organic movement	9	(32)	(115)	63	59	(22)	(38)
Acquisitions and disposals[2]	(10)	7	1	(1)	34	–	31
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	125	14	–	–	–	–	139
Fair value remeasurement of biological assets	–	–	–	13	–	–	13
Exchange[3]	95	40	(4)	(71)	(11)	(17)	32
Hyperinflation	–	(31)	–	(13)	(12)	–	(56)
Year ended 30 June 2025 reported	3,053	1,302	930	528	283	(392)	5,704
Organic movement %	–	(2)	(11)	12	28	(6)	(1)

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Total
Organic operating margin %[4]							
Year ended 30 June 2025	36.1	27.9	25.5	30.3	17.3	n/a	28.0
Year ended 30 June 2024	36.5	28.7	27.8	29.7	15.0	n/a	28.7
Organic operating margin movement (bps)	(42)	(80)	(223)	68	232	n/a	(68)

(1) $67 million reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2) Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2025, are detailed on page 216.
(3) The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.
(4) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

(i) For the reconciliation of sales to net sales, see page 33.
(ii) Percentages and margin movements are calculated on rounded figures.

UNAUDITED FINANCIAL INFORMATION *continued*

In the year ended 30 June 2025, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2024					
Disposals					
Guinness Nigeria PLC	(5.4)	(290)	(276)	(22)	3
Cîroc	(0.8)	(161)	(145)	(56)	(29)
Cacique	(0.3)	(32)	(23)	(2)	(12)
Pampero brand	(0.3)	(35)	(23)	(3)	(11)
Windsor business	(0.1)	(28)	(23)	(5)	(7)
Safari brand	(0.1)	(5)	(4)	–	(2)
	(7.0)	(551)	(494)	(88)	(58)
Acquisitions and disposals	**(7.0)**	**(551)**	**(494)**	**(88)**	**(58)**
Year ended 30 June 2025					
Acquisitions					
Ritual Beverage Company LLC	0.1	15	15	12	(19)
	0.1	15	15	12	(19)
Disposals					
Guinness Nigeria PLC	3.4	134	130	9	34
Cîroc	0.5	101	90	43	9
Cacique	0.1	18	13	–	5
Pampero brand	0.4	14	12	–	1
Windsor business	0.1	4	4	–	1
Safari brand	–	1	1	–	–
	4.5	272	250	52	50
Acquisitions and disposals	**4.6**	**287**	**265**	**64**	**31**

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Profit attributable to equity shareholders of the parent company	2,354	3,870
Exceptional operating and non-operating items	1,589	14
Exceptional finance income	(58)	–
Exceptional tax items and tax in respect of exceptional operating and non-operating items and finance income	(214)	24
Exceptional items attributable to non-controlling interests	(23)	104
Profit attributable to equity shareholders of the parent company before exceptional items	3,648	4,012

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,222	2,234
Dilutive potential ordinary shares	6	5
Diluted shares in issue excluding own shares	**2,228**	**2,239**

	cents	cents
Basic earnings per share before exceptional items	**164.2**	179.6
Diluted earnings per share before exceptional items	**163.7**	179.2

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Net cash inflow from operating activities	4,297	4,105
Disposal of property, plant and equipment and computer software	63	14
Purchase of property, plant and equipment and computer software	(1,612)	(1,510)
Free cash flow	**2,748**	**2,609**

UNAUDITED FINANCIAL INFORMATION *continued*

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any IAS 29 hyperinflation adjustment. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2025 and 30 June 2024 were as follows:

	2025 $ million	2024 $ million
Profit for the year	2,538	4,166
Taxation	999	1,294
Share of after tax results of associates and joint ventures	(193)	(414)
Net finance charges	771	885
Non-operating items	220	70
Operating profit	4,335	6,001
Exceptional operating items	1,369	(56)
Fair value remeasurements	(150)	(141)
Depreciation, amortisation and impairment[1]	748	678
Hyperinflation adjustment	35	6
Retranslation to budgeted exchange rates	(40)	248
	6,297	6,736
Cash generated from operations	6,210	6,065
Net exceptional cash paid[2]	107	185
Post-employment payments less amounts included in operating profit[1]	(22)	18
Net movement in maturing inventories[3]	368	577
Provision movement	(25)	29
Dividends received	(175)	(269)
Other items[1]	(45)	(88)
Hyperinflation adjustment	22	(23)
Retranslation to budgeted exchange rates	(17)	216
	6,423	6,710
Operating cash conversion	**102.0%**	**99.6%**

(1) Excluding exceptional items.
(2) Exceptional cash payments in cash flow for distribution model change in France was $48 million (2024 – $nil), for various litigation matters were $44 million (2024 – $102 million), and for restructuring programmes were $15 million (2024 – $26 million). For the year ended 30 June 2024 exceptional cash payments for distribution termination fee was $55 million and for winding down our Russian operations was $2 million.
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company after applying the tax rate before exceptional items, plus share of tax results of associates and joint ventures for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/liabilities (net of deferred tax) and average net borrowings.

Calculations for the return on average invested capital for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Operating profit	4,335	6,001
Exceptional operating items	1,369	(56)
Profit before exceptional operating items attributable to non-controlling interests	(207)	(192)
Tax at the tax rate before exceptional items of 24.9% (2024 – 23.2%)[1]	(1,420)	(1,475)
Share of after tax results of associates and joint ventures	193	414
	4,270	4,692
Average net assets (excluding net post-employment benefit assets/liabilities)	12,006	11,270
Average non-controlling interests	(2,082)	(1,941)
Average net borrowings	21,182	20,361
Average invested capital	31,106	29,690
Return on average invested capital	**13.7%**	**15.8 %**

(1) Definition of tax rate before exceptional items has been aligned to ETR definition change to exclude share of after tax results of associates and joint ventures from profit before taxation. The presentation of return on average invested capital for the year 30 June 2024 has not been amended as the impact is not material.

Adjusted net borrowings to adjusted EBITDA

Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Borrowings due within one year	2,928	2,885
Borrowings due after one year	20,820	18,616
Fair value of foreign currency derivatives and interest rate hedging instruments	(347)	42
Lease liabilities	653	604
Less: Cash and cash equivalents	(2,200)	(1,130)
Net borrowings	**21,854**	**21,017**
Post-employment benefit liabilities before tax	409	429
Adjusted net borrowings	**22,263**	**21,446**
Profit for the year	2,538	4,166
Taxation	999	1,294
Net finance charges	771	885
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	748	678
Exceptional accelerated depreciation and impairment	970	(185)
EBITDA	**6,026**	**6,838**
Exceptional operating items (excluding accelerated depreciation and impairment)	399	129
Non-operating items	220	70
Adjusted EBITDA	**6,645**	**7,037**
Adjusted net borrowings to adjusted EBITDA	**3.4**	**3.0**

UNAUDITED FINANCIAL INFORMATION *continued*

Tax rate before exceptional items

In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude share of after-tax results of associates and joint ventures and the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025 $ million	2024 $ million
Taxation on profit (a)	999	1,294
Tax in respect of exceptional items	214	(24)
Tax before exceptional items (b)	**1,213**	**1,270**
Profit before taxation (c)	3,537	5,460
Share of after tax results of associates and joint ventures	193	414
Profit excluding share of after tax results of associates and joint ventures (d)	3,344	5,046
Exceptional finance income	(58)	–
Exceptional non-operating items	220	70
Exceptional operating items	1,369	(56)
Profit before taxation and exceptional items excluding share of after tax results of associates and joint ventures (e)	**4,875**	**5,060**
Tax rate after exceptional items (a/d)	**29.9%**	**25.6%**
Tax rate before exceptional items (b/e)	**24.9%**	**25.1%**

Other definitions

Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to ready-to-drink also include ready-to-serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Guinness 0.0 and Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

2. Contractual obligations and other commitments

	Payments due by period				
	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million	Total $ million
As at 30 June 2025					
Long-term debt obligations	2,916	4,709	4,331	12,078	24,034
Interest obligations	935	1,261	1,061	2,320	5,577
Purchase obligations	2,736	975	427	30	4,168
Commitments for short-term leases and leases of low-value assets	13	5	1	–	19
Provisions and other non-current payables	233	266	68	175	742
Lease obligations	137	198	136	306	777
Capital commitments	544	3	3	–	550
Other financial liabilities	101	–	–	–	101
Total	**7,615**	**7,417**	**6,027**	**14,909**	**35,968**

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable, on an estimate of what the variable rates will be in the future. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long-term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.

Corporate tax payable of $138 million and deferred tax liabilities of $2,944 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Management believes that it has sufficient funding for its working capital requirements.

3. Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

UNAUDITED FINANCIAL INFORMATION *continued*

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as 'will', 'anticipates', 'should', 'could', 'would', 'targets', 'aims', 'may', 'expects', 'intends' or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 26 outlook, Diageo's medium-term guidance, Diageo's Accelerate programme, future Total Beverage Alcohol market share ambitions, the impact of tariffs and any other statements relating to Diageo's performance for the year ending 30 June 2026 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of Russia's invasion of Ukraine and the conflicts in the Middle East and macroeconomic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or non-alcoholic products or THC and hemp-based THC beverages, increased use of GLP-1 medications, and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to successfully execute its strategic business transformation projects; (xvi) Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with Diageo's products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo's pension plans; (xx) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.

In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and therefore, our actual results and developments could differ materially from those expressed or implied by the ESG-related forward-looking statements in this document. In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, Diageo may have to re-evaluate its progress and adapt its approach towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develop rapidly.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report on Form 20-F for the year ended 30 June 2025.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

All readers, wherever located, should take note of these disclosures. This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2025.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

Independent Limited Assurance Report to the Directors of Diageo plc *on selected information*

Our limited assurance conclusion

Based on the procedures we have performed, as described under the "Summary of work performed" and the "Areas of Assurance Focus" sections below, and the evidence we have obtained, nothing has come to our attention that causes us to believe that the information marked with the symbol Δ in Diageo Plc's ("Diageo") Annual Report for the year ended 30 June 2025 (the "Report") and summarised below (together, the "Subject Matter Information"), has not been prepared, in all material respects, in accordance with Diageo's Non-Financial Reporting Boundaries and Methodologies (the "Reporting Criteria") set out on Diageo's website.[i]

What we were engaged to assure

The Subject Matter Information needs to be read and understood together with the Reporting Criteria which Diageo's Directors are solely responsible for selecting and applying. The Subject Matter Information is set out in the table below:

Subject Matter Information (for the year ended 30 June 2025 unless otherwise stated)	Reported figure	Location of Subject Matter Information in the Report
Environmental and Safety indicators:		
Water use efficiency per litre of product packaged (litres/litre) - across the company[1]	3.98	page 52
Percentage change in litres of water used per litre of product packaged from the prior year - across the company[3]	(6.4%)	page 52
Water use efficiency per litre of product packaged (litres/litre) - water-stressed areas[1]	3.25	page 52
Percentage change in litres of water used per litre of product packaged from the prior year - water-stressed areas[3]	(1.1%)	page 52
Water Efficiency Index - across the company[1]	84.2	page 52
Water Efficiency Index - water-stressed areas[1]	79.4	page 52
Percentage change in water efficiency index from the prior year – across the company[3]	(3.3)%	page 51
Percentage change in water efficiency index from the prior year – water-stressed areas[3]	(2.6)%	page 51
Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market / net based)) from the prior year[3]	(5.2)%	page 51
Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO_2e)[1]	310	page 54
Market-based (net) intensity ratio of greenhouse gas emissions (g CO_2e per litre of packaged product)[1]	85	page 54
Lost time accident frequency rate per 1,000 full-time employees (FTEs)[1]	0.82	page 42
Inclusion and Diversity indicators:		
Percentage of female leaders globally[2]	43%	page 6
Percentage of ethnically diverse leaders globally[2]	46%	page 6
SMASHED indicators (for the period 1 June 2024 to 31 May 2025):		
Number of people educated on the dangers of underage drinking through a Diageo supported education programmes[1]	2.0 million	page 6
Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme[1]	1.6 million	page 44
Water Replenishment indicator (for the period 1 June 2024 to 31 May 2025):		
Annual volumetric replenishment capacity of projects developed (m³)[1]	3,084,000	page 52

The footnotes refer to our assessment of materiality discussed in the 'Materiality' section of this report.

The scope of our work did not extend to information in respect of earlier periods or to any other information included in, or linked from, the Report.

(i)   The maintenance and integrity of Diageo's website (www.diageo.com/en/esg/esg-governance-and-reporting-centre/esg-reporting-approach) is the responsibility of the Directors; the work carried out by us does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the reported Subject Matter Information or Reporting Criteria when presented on Diageo's website.

INDEPENDENT LIMITED ASSURANCE REPORT ON SELECTED SUBJECT MATTER *continued*

Our work

Professional standards applied

We performed a limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information', and, in respect of the greenhouse gas (GHG) emissions, in accordance with International Standard on Assurance Engagements 3410 'Assurance Engagements on Greenhouse Gas Statements', issued by the International Auditing and Assurance Standards Board.

Our independence and quality control

We have complied with the Institute of Chartered Accountants in England and Wales Code of Ethics, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, that are at least as demanding as the applicable provisions of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code).

We apply International Standard on Quality Management (UK) 1 and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Summary of work performed

We performed a limited assurance engagement. Because the level of assurance obtained in a limited assurance can vary, we give more detail about the procedures performed, so that the intended users of the Subject Matter Information can understand the nature, timing and extent of procedures we performed as context for our conclusion. These procedures performed vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

In performing our assurance procedures, which were based on our professional judgement, we performed the following:

- evaluated the suitability in the circumstances of Diageo's use of the Reporting Criteria as the basis for preparing the Subject Matter Information including the associated reporting boundaries;
- through enquiries, obtained an understanding of Diageo's control environment, processes and systems relevant to the preparation of the Subject Matter Information. Our procedures did not include evaluating the suitability of design, obtaining evidence about their implementation or testing operating effectiveness of particular control activities;
- evaluated whether Diageo's methods for developing certain estimates are appropriate and had been consistently applied, noting that our procedures did not involve testing the data on which the estimates are based or separately developing our own estimates against which to evaluate Diageo's estimates;
- compared year on year movements and obtained explanations from management for significant differences we identified;
- performed limited substantive testing of the Subject Matter Information. Testing involved agreeing arithmetical accuracy of calculations and agreeing data to or from source information;
- undertook site visits at seven of Diageo's operational sites to observe local records and agree data to local source information for environmental and safety indicators; we selected these sites based on their inherent risk and materiality; and
- evaluated the disclosures in, and overall presentation of, the Subject Matter Information.

Materiality

We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Subject Matter Information is likely to arise. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our procedures in support of our conclusion. We believe that it is important that the intended users have the information they need to understand the concept and the level of materiality to place our conclusion in context. Based on our professional judgement, we determined materiality for the Subject Matter Information as follows:

Overall materiality	Materiality may differ depending upon the nature of the Subject Matter Information. We apply professional judgement to consider the most appropriate materiality benchmark for each aspect of the Subject Matter Information, having considered how the intended users may use the information. The benchmark approach for each aspect of the Subject Matter Information is indicated in the "What we were engaged to assure" table by one of the following numbers: (1) This metric is an absolute number or a ratio. A benchmark materiality of 5% has been applied. (2) This metric is a percentage. A benchmark materiality of 5% has been applied. (3) This metric is a percentage change. A benchmark materiality of 5% has been applied.

We also agreed to report to the Directors misstatements ("reportable misstatements") identified during our work at a level below overall materiality, as well as misstatements below that lower level that in our view warranted reporting for qualitative reasons. The Directors are responsible for deciding whether adjustments should be made to the Subject Matter Information in respect of those items.

Areas of Assurance Focus

The Areas of Assurance Focus are those areas of our work that, in our professional judgement, require additional procedures. In the case of limited assurance, that means our procedures may be towards the upper end of those that might be expected for limited assurance. However, this does not imply - for limited assurance - the same level of assurance as would have been obtained under a reasonable assurance engagement.

We considered the following areas to be Areas of Assurance Focus.

Estimating annual volumetric replenishment capacity of projects developed (m^3)	
Nature of the issue	The Subject Matter Information has been calculated using Diageo's Technical Protocol which is based on the World Resources Institute's ("WRI") Volumetric Water Benefit Accounting methodology ("VWBA"). Diageo engages a third party expert to calculate the annual volumetric capacity of each project. The calculations are complex and judgement is required to assess the appropriateness of data used in the calculations.
How our work addressed the areas of assurance focus	The following procedures have been performed to address the area of assurance focus: • We engaged an expert to assess Diageo's Technical Protocol and alignment with the WRI's VWBA standard. • We performed a site visit to a material project developed in fiscal 25 to validate data used in the calculation of volumes of water replenished. • For the same project, we reperformed the calculation performed by management's expert.
Element(s) of the Subject Matter Information most significantly impacted	Annual volumetric replenishment capacity of projects developed (m^3)

Challenges of non-financial information

The absence of a significant body of established practice upon which to draw to evaluate and measure non-financial information allows for different, but acceptable, evaluation and measurement techniques that can affect comparability between entities, and over time.

Non-financial information is subject to more inherent limitations than financial information, given the characteristics of the underlying subject matter, how relevant data used for reporting is obtained and aggregated, and the methods used for measuring or evaluating it. The precision of different measurement techniques may also vary.

Reporting on Other Information

The other information comprises all of the information in the Report other than the Subject Matter Information and our assurance report. The Directors are responsible for the other information. As explained above, our conclusion does not extend to the other information and, accordingly, we do not express any form of assurance thereon. In connection with our assurance of the Subject Matter Information, our responsibility is to read the other information. In doing so, we consider whether the other information is materially inconsistent with the Subject Matter Information or our knowledge obtained during the assurance engagement, or otherwise appears to contain a material misstatement of fact. If we identify an apparent material inconsistency or material misstatement of fact, we are required to perform procedures to conclude whether there is a material misstatement of the Subject Matter Information or a material misstatement of the other information, and to take appropriate actions in the circumstances.

Responsibilities of the Directors

The Directors of Diageo are responsible for:

- determining appropriate reporting topics and selecting or establishing suitable criteria for measuring or evaluating the underlying subject matter;
- ensuring that those Reporting Criteria are relevant and appropriate to Diageo and the intended users of the Report;
- the preparation of the Subject Matter Information in accordance with the Reporting Criteria including designing, implementing and maintaining systems, processes and internal controls over the evaluation or measurement of the underlying subject matter to result in Subject Matter Information that is free from material misstatement, whether due to fraud or error;
- documenting and retaining underlying data and records to support the Subject Matter Information;
- producing the Report that provides a balanced reflection of Diageo's performance in this area and discloses, with supporting rationale, matters relevant to the intended users of the Report; and
- producing a statement of Directors' responsibility.

Our responsibilities

We are responsible for:

- planning and performing the engagement to obtain limited assurance about whether the Subject Matter Information is free from material misstatement, whether due to fraud or error;
- forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and
- reporting our conclusion to the Directors of Diageo.

Use of our report

Our report, including our conclusion, has been prepared solely for the Directors of Diageo in accordance with the agreement between us dated 10 February 2025 (the "agreement"). To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Board of Directors and Diageo for our work or our report except where terms are expressly agreed between us in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
13 August 2025

Other additional *information*

Spirits and investments

Spirits are produced in distilleries located worldwide. The group owns 31 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada, five in the United States and one in China. Diageo produces Smirnoff internationally. Ketel One vodka is a Joint Venture product, distributed by Diageo from the manufacturing base of the Nolet Group in the Netherlands. Cîroc grape-based vodka liquids are purchased from Maison Villevert in France and packed both at Diageo Operations Italy S.p.A. and Maison Villevert. On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., a leading Italian company in the food and drink industry. Gin distilleries are in Scotland (Cameronbridge) and in Canada (Valleyfield). Baileys is produced in the Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin Islands, Australia and Guatemala and is blended and bottled in the United States, Canada, Italy, United Kingdom and Guatemala. Tequila is produced in Mexico, raki in Türkiye, Chinese white spirits are produced in Chengdu, in the Sichuan province of China and cachaça in Ceará State in Brazil.

The breakdown of the group's maturing inventory is as follows:

Category	2025 $ million	2024 $ million
Whisk(e)y	**7,232**	6,290
– From this attributable to scotch	**5,659**	4,862
Other	**1,445**	1,542
Total maturing inventory	**8,677**	7,832

Diageo's maturing Scotch whisky is stored in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 43% of the group's maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirits in Chengdu, China.

Work continues to expand our warehousing facilities at Midtown in Clackmannanshire. Additional land has also been secured at the nearby Garvel Farm site, which will allow warehouse capacity expansion to continue once Midtown is complete. Alongside the new warehouses being built, there is also investment in state-of-the-art automation of warehousing.

In North America, plans were announced to open a new manufacturing and warehousing facility in Montgomery, Alabama. The 360,000 square foot facility will have a multi-million case annual production capacity for Diageo's leading beverage alcohol brands. This site will enhance the company's North America supply chain operations and support future growth for the company's export business.

Diageo's end-to-end tequila production is in Mexico, with more than $500 million being invested to expand our manufacturing footprint through new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects at our facilities to meet the growing demand in tequila. Furthermore, during fiscal 25, we commissioned operations at one of two new distilleries as part of the capacity expansion plan. Additionally, in fiscal 25 we continued to build the second new distillery at La Barca, which is planned to become operational in fiscal 26.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India, selling close to 64 million equivalent units (LE) in fiscal 25 of Indian-Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates nine owned sites, as well as a network of leased and third-party manufacturing facilities. USL owns several Indian brands, such as McDowell's (Indian whisky, rum, and brandy), Black Dog (Scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Godawan (Indian Single Malt) and Antiquity (Indian whisky).

In China, the Eryuan malt whisky distillery fully opened in 2024. It will develop the highest quality China single origin whisky, placing China firmly on the global whisky producer's map.

Beer and investments

Diageo's principal brewing facility is at the St James's Gate brewery in Dublin, Ireland. Additionally, at the end of fiscal 25, Diageo owned breweries in several African countries: Kenya, Ghana, Tanzania, Uganda and the Seychelles. On 1 July 2025, Diageo completed the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix Beverages, a subsidiary of Mauritius-based IBL Group. The transaction builds on Diageo's partnership with Phoenix Beverages as a partner in the Indian Ocean region. On 3 July 2025, Diageo completed the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group, building on its relationship with Castel as a partner in Africa. For more information see note 8 to the consolidated financial statements.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland in bulk to the Belfast facility in Northern Ireland for canning and in bulk to the Runcorn facility in Great Britain where the kegging, bottling and canning of Guinness Draught takes place.

Projects are underway to support future beer growth. In July 2022, Diageo announced plans to invest €200 million ($214 million) in Littleconnell, Newbridge, Co. Kildare. Construction began in summer 2024 and the plan is for brewing to start in 2026. Furthermore, in the second half of 2023, Diageo completed the €25 million ($27 million) investment in a new production area at St. James's Gate increasing the brewing capacity of Guinness 0.0. In October 2024, Diageo announced plans to invest an additional €30 million to cater for continued demand for Guinness 0.0. This new investment will double the fiscal 23 capacity.

The £41 million ($52 million) investment to expand and optimise capacity at our beer packaging facilities in Belfast and Runcorn is progressing well. The new canning line in Belfast and upgraded bottling capability in Runcorn are now completed. The final upgrade of canning in Runcorn will be completed in 2025.

The Diageo Beer Category Third-Party Operations Team provide technical services to facilitate the delivery of over 7 million hectolitres of beer and ready-to-drink products supplied through over 50 partner breweries and beverage packaging facilities worldwide. A shift towards an asset-light strategy in Africa and the associated divestments, including the sales of Seychelles Breweries Limited and Guinness Ghana Breweries plc, has driven a significant pivot to third-party production and distribution.

The Beer Category Third-Party Operations team's focus is on maintaining secure supply solutions through partners while assuring the consistent quality of Diageo brands produced at third-party facilities and enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in supporting the third-party manufacturing of ready-to-drink and spirits in Asia Pacific and Africa.

Flavoured malt beverages (FMB) are made from an original base containing malt, but then stripped of malt character, and flavoured. This product segment is implemented mainly in the United States, Canada and the Caribbean.

Ready-to-drink (RTD)

Diageo produces a range of ready-to-drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Raw materials and supply agreements

The group has several long-term contracts for purchasing raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. Despite macroeconomic uncertainty and volatility, price pressure is easing and some key commodities are now starting to become deflationary. Our long-term hedging means there is a lag in cost of sales benefit generated from a commodity price decrease. The continued geopolitical tensions, weather patterns with volatile but strong consumer demand, are the key drivers of constraints we are managing.

Cereals, including barley, wheat, corn, and sorghum, are used in our scotch and beer production and in our spirits brands through purchased neutral spirit. Agave, a key raw material for our tequila brands, is sourced from Mexico. Cream, the principal raw material for Irish cream liqueur, is sourced from Ireland. Grapes and aniseed are used in the production of raki and are sourced from suppliers in Türkiye. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar and several flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers across the globe.

Many products are supplied to customers in glass bottles. Glass is purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.

Like other consumer goods companies, we maintain stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain by expanding our supplier base and maintaining agility in our logistics networks.

Competition

Diageo's brands compete primarily on the basis of quality and price. Its business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investment in its brands.

In spirits, Diageo's major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo's brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.

In beer, Diageo also competes globally, as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Molson Coors, Heineken, Constellation Brands and Carlsberg.

Research and development

Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo's brand range also provides a solid platform from which to drive sustainable innovation that leads to new products and experiences for consumers, whether or not they choose to drink alcohol. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of evolving trends and consumer socialising occasions to inform product and packaging development, ranging from global brand redesigns to cutting edge innovations. Supporting this, the Diageo group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development function.

Trademarks and other intellectual property

Diageo produces, sells and distributes branded goods, and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are protected by trademarks. The Diageo group also holds trade secrets, as well as has substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Seasonality

The beverage alcohol industry is subject to seasonality in each major category. Our spirits sales are typically highest during the second quarter of our fiscal year, primarily due to seasonal holiday buying in our largest markets.

OTHER ADDITIONAL INFORMATION *continued*

Employees

Many of our employees are represented by unions, with a variety of collective bargaining agreements in place. We believe our relationships with the unions that represent our employees are satisfactory in all material respects.

Regulations and taxes

Diageo's worldwide operations are subject to extensive regulatory requirements relating to production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues.

In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB, of the US Treasury Department oversees the US beverage alcohol industry, including through regulating and collecting taxes on the production of alcohol within the United States and regulating trade practices. In addition, individual US states, as well as some local authorities in US jurisdictions in which Diageo sells or produces its products, administer and enforce industry-specific regulations and may apply additional excise taxes and, in many states, sales taxes. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, importation, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. The UK introduced a new alcohol duty system in August 2023 which charges duty based on alcohol by volume (rather than by product type). Administrative changes to support this system became effective from 1 February 2025. Rates of UK alcohol duty were increased in line with inflation, also effective from 1 February 2025. This remains a new regime which could impact Diageo's business activities.

Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties can affect a product's revenue or margin, both by reducing consumption and/or by encouraging consumers to switch to lower-taxed categories of beverages. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government imposed barriers to fair trading.

The advertising, marketing and sale of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and jurisdictions, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits and beer, and to restrictions on the advertising style, media and content. In a number of countries, television is a prohibited medium for the marketing of spirits brands, while in other countries, television advertising, while permitted, is carefully regulated. Many countries also strictly regulate the use of internet-based advertising and social media in connection with alcohol sales. Any further prohibitions imposed on advertising or marketing, particularly within Diageo's most significant markets, could have an adverse impact on beverage alcohol sales.

Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to manufacturer or importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the US, in certain countries within the EU, and in a number of other jurisdictions in which Diageo operates.

Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on- and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.

Regulatory decisions and changes in the legal and regulatory environment could also increase Diageo's costs and liabilities and/or impact on its business activities.

Taxation

This section provides a descriptive summary of certain US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, but only those who hold their ordinary shares or ADSs as capital assets for tax purposes. It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares or ADSs, and does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, known as the Medicare contribution tax. This section does not apply to any holder who is subject to special rules, including:

- certain financial institutions;
- a dealer in securities or foreign currency;
- a trader in securities that elects to use a mark-to-market method of tax accounting for securities holdings;
- a tax-exempt organisation;
- an insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
- a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
- a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
- a US holder (as defined below) whose functional currency is not US dollar.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of ordinary shares or ADSs and who hold their ordinary shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary applies to persons who are treated as resident in the United Kingdom for the purposes of UK tax law but not those to whom special rules relating to residence apply (including qualifying new residents, temporary non-residents or those to whom 'split year' treatment applies).

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of His Majesty's Revenue and Customs (HMRC), all as currently in effect, as well as on the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs should be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax or to UK tax on profits or gains.

A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:

- a citizen or resident for tax purposes of the United States and who is not and has at no point been resident in the United Kingdom;
- a US domestic corporation, or other US entity taxable as a corporation;
- an estate whose income is subject to US federal income tax regardless of its source; or
- a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax advisors regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their advisor whether they are US holders eligible for the benefits of the Treaty.

Dividends

UK taxation

The company will not be required to withhold tax at source when paying a dividend.

All dividends received by an individual shareholder or ADS holder who is resident in the UK for tax purposes will, except to the extent that they are earned through an ISA or other regime which exempts the dividends from tax, form part of that individual's total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual shareholder in the 2025/2026 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income.

Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2024/2025 tax year):

- at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
- at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
- at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the relevant dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the individual's total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of that individual's total income for income tax purposes.

Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from the company. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the company so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

OTHER ADDITIONAL INFORMATION *continued*

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (other than certain pro rata distribution of ordinary shares) paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.

Dividends paid to certain non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement, provided that, in the year that they receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be 'passive' income for purposes of computing the foreign tax credit allowable to a US holder. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident in the United Kingdom may, depending on the holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK tax on capital gains.

US taxation

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

Diageo believes that ordinary shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs. To the extent gain is allocated to the taxable year of the sale or other disposition of ordinary shares or ADSs and to any year before Diageo became a PFIC, it would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder's ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder's ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If any investor owns our shares or ADSs during any year that we are a PFIC with respect to them, they may be required to file IRS Form 8621.

UK inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and who is neither domiciled in the United Kingdom nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

Effective from 6 April 2025, UK inheritance tax is charged based on long-term residence (and not domicile). Particularly in view of this reform, UK inheritance tax and its interaction with the Convention is complex. Any person who is in doubt about the application of UK inheritance tax in relation to their ordinary shares or ADSs, or the effect of the Convention, should consult appropriately qualified tax advisers.

UK stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax (SDRT) will arise upon the deposit of an underlying ordinary share with the Depositary if that deposit is effected by (a) the issue of that share or (b) a transfer of that share in the course of (i) capital-raising arrangements or (ii) qualifying listing arrangements. Otherwise, stamp duty or SDRT applies at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the ordinary shares (rounded up to the nearest multiple of £5 in the case of stamp duty). The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs.

No UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where the ordinary shares being acquired are transferred direct to the Depositary's nominee, the only charge will generally be the higher charge of 1.5%, subject to the applicability of any exemptions to the 1.5% charge discussed above.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty and SDRT are usually paid or borne by the purchaser.

Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, in practice usually only one or other will need to be paid.

US backup withholding and information reporting

Payments of dividends and sales proceeds with respect to ordinary shares and ADSs may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisors regarding any reporting obligations they may have with respect to the ordinary shares or ADSs.

STRATEGIC
REPORT

GOVERNANCE
REPORT

FINANCIAL
STATEMENTS

**ADDITIONAL
INFORMATION**

Additional information
for *shareholders*

Annual General Meeting (AGM)

The AGM will be held at Convene 133 Houndsditch, London, EC3A 7DB on 6 November 2025 at 2.30 pm.

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the US Securities Exchange Commission (SEC) may be inspected at the SEC's office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549-0213, USA. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at https://www.sec.gov.

Warning to shareholders – share fraud

Please beware of the share fraud of 'boiler room' scams, where shareholders are called 'out of the blue' by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial Conduct Authority's website (https://www.fca.org.uk/consumers/share-bond-and-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.

Electronic communications

Shareholders can register for an account to manage their shareholding online, including being able to check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit https://www.diageoregistrars.com/welcome.

Dividend payments

Direct payment into bank account

UK shareholders: The Company normally pays dividends twice each year and have taken the decision that these will only be made directly to shareholder's bank or building society. This is a more secure method of payment and avoids delays or cheques being lost. Shareholders can register for an online account at https://www.diageoregistrars.com/welcome or call the Registrar on +44 (0)371 277 1010* to request the relevant application form. For shareholders outside the UK, MUFG Corporate Markets (a trading name of MUFG Pension & Market Services and a member of MUFG, a global financial group) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the Share Portal at https://www.diageoregistrars.com/welcome or call +44 (0)371 277 1010.*

Dividend Reinvestment Plan

A Dividend Reinvestment Plan is offered by the Registrar, MUFG Corporate Markets to give shareholders the opportunity to build up their shareholding in Diageo by using their cash dividends to purchase additional Diageo shares. To join the Dividend Reinvestment Plan, shareholders can call the Registrar, MUFG Corporate Markets on +44 (0)371 277 1010* to request the relevant application form.

Dividend currency election

Holders of ordinary shares will receive their dividends in sterling unless they wish to elect to receive their dividends in US dollars. To elect to receive their dividends in US dollars, shareholders can download the relevant election form on the shareholder portal at https://www.diageoregistrars.com or call +44 (0)371 277 1010.*

Exchange controls

Other than certain economic sanctions which may be in effect from time to time, there are currently no UK foreign exchange control restrictions on the payment of dividends, interest or other payments to holders of Diageo's securities who are non-residents of the UK or on the conduct of Diageo's operations.

There are no restrictions under the company's articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares.

Please refer to the 'Taxation' section on pages 228-231 for details relating to the taxation of dividend payments.

Useful contacts

The Registrar/Shareholder queries

MUFG Corporate Markets acts as the company's registrar and can be contacted as follows:

By email: Diageo@cm.mpms.mufg.com

By telephone: +44 (0) 371 277 1010*

In writing: Registrars – MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 1DL.

* Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open 08:00 to 17:30 UK time, Monday to Friday, excluding public holidays in England and Wales.

ADR administration

Citibank Shareholder Services acts as the company's ADR administrator and can be contacted as follows:

By email: citibank@shareholders-online.com

By telephone: +1 866 253 0933/ (International) +1 781 575 4555**

In writing: Citibank Shareholder Services. PO Box 43077, Providence, RI 02940-3077

** Lines are open Monday to Friday 8:30 to 18:00 EST

General Counsel and Company Secretary

Randall Ingber

The.cosec@diageo.com

Investor Relations

investor.relations@diageo.com



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DIAGEO

Celebrating life,
every day,
everywhere

Diageo plc

16 Great Marlborough Street
London
W1F 7HS
United Kingdom

T: +44 (0) 20 7947 9100

www.diageo.com

Registered in England No. 23307